As filed with the Securities and Exchange Commission on August 1, 2000.	Reg. No. 333-____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
OLD KENT FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Michigan (State or Other Jurisdiction of Incorporation or Organization)	6711 (Primary Standard Industrial Classification Code Number)	38-1986608 (IRS Employer Identification No.)

111 Lyon Street N.W. Grand Rapids, Michigan 49503 (616) 771-5000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Mary E. Tuuk Senior Vice President and Secretary Old Kent Financial Corporation 111 Lyon Street N.W. Grand Rapids, Michigan 49503 (616) 771-5272
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies of communications to:

Gordon R. Lewis Warner Norcross & Judd LLP 111 Lyon Street N.W., Suite 900 Grand Rapids, Michigan 49503-2487 (616) 752-2752	Joseph M. Rigot Thompson Hine & Flory LLP 2000 Courthouse Place, N.E. Dayton, Ohio 45202 (937) 443-6586

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [  ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, $1.00 par value(3)	1,430,587 Shares	N/A	$37,206,591	$9,823

(1)

Plus such additional shares as may be issued pursuant to the terms of the Agreement and Plan of Merger to prevent dilution resulting from stock splits, stock dividends, or similar transactions covered by Rule 416(a).

(2)

The registration fee has been computed pursuant to Rule 457(f)(1). Pursuant to that rule, the Maximum Aggregate Offering Price is based on the average of the high and low sales prices of Home Bancorp ("Home") Common Stock, without par value, as reported on the Nasdaq National Market on July 31, 2000.

(3)

Includes the Series C Preferred Stock Purchase Rights (the "Rights") attached to each share of Registrant's Common Stock. Until the occurrence of certain prescribed events, the Rights are not exercisable, are evidenced by the certificates representing the Registrant's Common Stock, and may be transferred only with such shares of the Registrant's Common Stock.

___________________

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[HOME BANCORP LOGO]	[OLD KENT LOGO]

Prospectus and Proxy Statement

Special Meeting of Shareholders of

Home Bancorp

In Connection with an Offering of up to
1,430,587 Shares of Common Stock of
Old Kent Financial Corporation

The board of directors of Home Bancorp is furnishing this prospectus and proxy statement to you as a shareholder of Home to solicit your proxy to vote at a special meeting of Home shareholders to be held on September ___, 2000 and at any adjournment or postponement of that meeting. At the special meeting, Home shareholders will vote upon (1) a proposed amendment to Article 11 of Home's Articles of Incorporation and (2) approval of the Agreement and Plan of Merger with Old Kent Financial Corporation.

If the merger is completed as proposed, Old Kent will acquire Home. Old Kent will issue 0.6945 shares of Old Kent common stock in exchange for each share of Home common stock and pay cash for any fractional shares of common stock.

Austin Financial Services, Inc., Home's financial advisor, has furnished the board of directors of Home with its written opinion that the consideration to be received by the holders of Home common stock in the merger is fair from a financial point of view.

After careful consideration, your board of directors determined the merger to be in the best interests of Home's shareholders.
The board of directors of Home unanimously recommends that you vote
FOR the proposed amendment to Article 11 of Home's Articles of Incorporation and FOR the approval of the Merger Agreement.

The merger cannot be completed unless, among other conditions, Home shareholders approve the amendment to Article 11 of Home's Articles of Incorporation and approve the Merger Agreement at the special meeting and Old Kent obtains regulatory approval of the merger.

This prospectus and proxy statement is being mailed on or about _______, 2000. Your vote is important. Even if you expect to attend the special meeting in person, please sign and date the enclosed proxy card and mail it promptly in the enclosed envelope. Returning a proxy will not preclude you from later voting in person at the meeting.

Old Kent common stock is traded on the New York Stock Exchange under the symbol "OK." Old Kent common stock is not a savings account, deposit, or other obligation of any bank or nonbank subsidiary of Old Kent and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities nor passed upon the adequacy or accuracy of this prospectus and proxy statement. Any representation to the contrary is a criminal offense.

August __, 2000

Table of Contents

Appendix E

Summary
The Companies
The Merger

Selected Financial Data (Unaudited)
Historical Selected Financial Data
Unaudited Pro Forma Combined Condensed Financial Information
Comparative Per Share Information

The Special Meeting
Date, Time and Place of the Special Meeting
Purpose of the Special Meeting
Shareholder Special Meeting Record Date
Vote Required for the Adoption of the Merger Agreement
Proxies and Effect on Vote
Revocation of Proxies
Solicitation of Proxies

Proposed Amendment to Home's Articles of Incorporation
Amendment to Article 11 necessary to effect the Merger
Proposed Amendment to Article 11
Recommendation for the Proposed Amendment

The Merger and Merger Agreement
What You Will Receive
Structure of the Merger
Background of the Merger
Merger Recommendation and Reasons for the Merger
Opinion of Home's Financial Advisor
Closing and Effective Time of the Merger
Effect of Certain Declines in the Old Kent Stock Price
Regulatory Approvals
Bank Consolidation
Distribution of Old Kent Stock
Exclusive Commitment to Old Kent
Conduct of Home Pending the Completion of the Merger
Insurance and Indemnification
Management of Old Kent After the Merger
Conditions to Closing the Merger
Termination
Description of Old Kent Capital Stock
Issuance of Old Kent Preferred Stock in the Merger
Stock Option Agreement
Comparison of Rights of Old Kent and Home Shareholders
Restrictions on Home Affiliates
Material Federal Income Tax Consequences
Accounting Treatment
Appraisal Rights

Voting and Management Information
Voting Securities and Principal Shareholders of Home
Interests of Certain Persons in the Merger

General Information
Independent Public Accountants
Shareholder Proposals
Legal Opinions
Sources of Information

Where You Can Find More Information

Forward-Looking Statements

Agreement and Plan of Merger	Appendix A
Stock Option Agreement	Appendix B
Opinion of Austin Financial	Appendix C
Home's Annual Report	Appendix D
Home's Second Quarter Report (Part I) Appendix E

Summary

This summary highlights selected information from this prospectus and proxy statement and may not contain all of the information that is important to you. To best understand the proposed amendment to the Home's Articles of Incorporation and Old Kent's acquisition of Home and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents that are incorporated by reference in this document. In this prospectus and proxy statement, "you" and "your" refer to each holder of Home common stock.

On July 14, 2000, Old Kent paid a 5% stock dividend on Old Kent common stock to Old Kent's shareholders. The Old Kent 5% stock dividend resulted in an adjustment to the amount of Old Kent common stock that Home shareholders would be entitled to receive in the merger. Share and per share data in this prospectus and proxy statement have been adjusted to reflect the Old Kent 5% stock dividend except as otherwise indicated. However, the text of the Merger Agreement attached as Appendix A, the section "Merger and Merger Agreement-Opinion of Home's Financial Advisor," and data in earlier dated documents incorporated by reference in this prospectus and proxy statement have not been so adjusted.

The Companies

Old Kent Financial Corporation
111 Lyon Street N.W.
Grand Rapids, Michigan 49503
(616) 771-5000

Old Kent Financial Corporation is a financial services organization that operates as a registered bank holding company headquartered in Grand Rapids, Michigan. Its principal banking subsidiary is Old Kent Bank. Old Kent's principal markets for financial services presently are the Michigan, Illinois, and Northwestern Indiana communities in which Old Kent Bank is located and the areas immediately surrounding those communities. As of March 31, 2000, Old Kent had, on a consolidated basis, assets of $21.3 billion, deposits of $15.9 billion, a net loan portfolio of $14.5 billion, and shareholders' equity of $1.5 billion.

The services offered by Old Kent's subsidiaries cover a wide range of banking, fiduciary and other financial services. These include commercial, mortgage, and retail loans, business and personal checking accounts, savings and retirement accounts, time deposit instruments, ATMs, debit cards and other electronically accessed banking services, money transfer services, safe deposit facilities, cash management, real estate and lease financing, international banking services, investment management and trust services, personal investment and related advisory services, brokerage and investment advisory services, and access to insurance products.

Home Bancorp
132 East Berry Street
Fort Wayne, Indiana 46801
(219) 422-3502

Home Bancorp was formed as an Indiana corporation to act as the holding company for Home Loan Bank fsb upon the completion of Home Loan Bank's conversion from the mutual to the stock form on March 29, 1995. Home Bancorp's common stock trades on the Nasdaq stock market under the symbol "HBFW." As of March 31, 2000, Home had, on a consolidated basis, assets of $403.5 million, deposits of $353.3 million, a net loan portfolio of $348.3 million, and shareholders' equity of $37.6 million.

Founded in 1893, Home Loan Bank's principal historic business has been attracting deposits from the general public and originating long-term, fixed-rate and adjustable-rate loans secured primarily by first mortgage liens on one- to four-family real estate. Home Loan Bank offers a variety of deposit accounts having a wide range of interest rates and terms. It does not actively solicit or advertise for deposits outside of northeastern Indiana and does not accept brokered deposits. Home Loan Bank's principal source of revenue is interest income from its lending activities.

The Merger

What You Will Receive in the Merger
(See Page __)

If the merger is completed as planned, you will receive 0.6945 (the "Exchange Ratio") shares of Old Kent common stock for each share of Home common stock that you own. This number has been adjusted to reflect the Old Kent 5% stock dividend and will be further adjusted if either Old Kent or Home declares a stock split or stock dividend before the completion of the merger. No certificates representing fractional shares will be issued. Instead, you will receive a check in payment for any fractional shares, based on the market value of Old Kent common stock.

Example: If you own 100 shares of Home common stock, you will receive 69 shares of Old Kent common stock. In addition, you will receive a check equal to

0.45 (your fractional share) multiplied by the closing price per share of Old Kent common stock for the second trading day prior to the date of the closing of the merger.

You should not send in your stock certificates until Old Kent instructs you to do so after the merger is completed.

Recommendation to Home Shareholders to Approve the Merger

After careful consideration, your board of directors has determined the merger to be in the best interests of Home shareholders. The board of directors of Home unanimously recommends that you vote FOR the proposal to approve the Merger Agreement.

Home's Financial Advisor's Opinion that the Exchange Ratio is Fair (See Page __)

In deciding to approve the merger, the board of directors of Home considered the opinion of its financial advisor, Austin Financial Services, Inc., that the consideration to be received by the holders of Home common stock is fair from a financial point of view. Austin Financial Service's written opinion is attached as Appendix C to this prospectus and proxy statement.

Proposed Amendment to Home's
Articles of Incorporation (See Page __)

Currently, Article 11 of Home Bancorp's Articles of Incorporation prohibits any person from offering to acquire or acquiring the beneficial ownership of more than 10% of any class of equity security in Home. This provision could effectively prohibit Home from being acquired by any other entity. Thus, Home's board of directors recommends to Home's shareholders a proposed amendment to Article 11 of Home's Articles of Incorporation that would permit Home to be acquired by Old Kent.

Time and Location of the Home Shareholder Meeting (See Page ____)

Home will hold a special meeting of its shareholders to vote on (1) the proposed amendment to the Articles of Incorporation, and (2) the approval of the Merger Agreement. The special meeting will be held:

          [date and time]
          [address]

Vote Required to Approve the Amendment and Merger

Only holders of record of Home common stock on , 2000 have the right to vote on the proposed amendment and Merger Agreement.

To approve of the proposed amendment, the holders of at least a majority of the shares of Home common stock issued and outstanding as of the record date must vote FOR approval of the proposed amendment.

To approve the Merger Agreement, the holders of at least a majority of the shares of Home common stock issued and outstanding as of the record date must vote FOR approval of the Merger Agreement.

As of the record date, Home's directors, executive officers, and their affiliates beneficially owned 192,813 shares, or approximately 9.53% of the shares of Home common stock entitled to vote on the proposed amendment and Merger Agreement. Home's directors, executive officers and their affiliates are expected to vote these shares in favor of approval of the proposed amendment and approval of the Merger Agreement.

As of the record date, Old Kent's directors, executive officers, and their affiliates did not own any Home common stock. No approval of Old Kent's shareholders is required to complete the merger.

How to Cast Your Vote By Proxy
(See Page __)

Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares of Home common stock may be represented at the special meeting. If you properly sign and return a proxy card but do not include instructions on how to vote your proxy, your shares will be voted FOR approval of the proposed amendment to Home's Articles of Incorporation and FOR approval of the Merger Agreement.

How to Cast Your Vote If Your Shares Are Held By a Broker in Street Name
(See Page __)

If your shares are held by your broker or other nominee in street name, your broker may vote your shares only if you provide instructions on how you want to vote. Your broker should send such instructions to you or you may request them from your broker.

If you do not provide your broker with voting instructions, your shares will not be voted at the special meeting. Failure to vote will have the same effect as voting against approval of the proposed amendment and approval of the Merger Agreement.

How to Change Your Vote (See Page __)

If you want to change your vote, just send the Secretary of Home a later-dated, signed proxy card before the special meeting or attend and vote at the special meeting. You may also revoke your proxy by sending written notice of revocation to the Secretary of Home before the special meeting. You should send any later-dated proxy or notice of revocation to:

          Home Bancorp
          132 East Berry Street
          P.O. Box 989
          Fort Wayne, Indiana 46801
          Attention: Secretary

Bank Regulators Must Approve the Merger (See Page __)

The Board of Governors of the Federal Reserve System, referred to as the Federal Reserve Board, must approve the merger. Old Kent filed its application for approval with the Federal Reserve Board on July 25, 2000.

Certain Conditions Must Be Met Before the Completion of the Merger (See Page )

There are a number of conditions that must be met before Old Kent and Home will be required to complete the merger. These conditions include the following, among others:
•	Shareholders must approve the proposed amendment to Home's Articles of Incorporation;

•	Shareholders owning at least a majority of the issued and outstanding shares of Home common stock must vote to approve the Merger Agreement;

•	The Federal Reserve Board must approve the merger; and

•	Old Kent's tax counsel must provide an opinion that the merger will be a tax-free reorganization.

Certain conditions to the merger may be waived by the party for whose benefit they are provided.

Old Kent and Home Have Entered into a Stock Option Agreement (See Page __)

Old Kent entered into a stock option agreement with Home that grants Old Kent the option to buy up to 198,092 shares of Home common stock. The exercise price of the option is $14.75 per share.

To increase the likelihood that the merger will be completed, Old Kent required Home to grant the option as a prerequisite to entering into the Merger Agreement. The option may discourage third parties who are interested in acquiring a significant stake in Home from doing so.

The option is not currently exercisable. Old Kent may exercise the option only if an initial triggering event and a subsequent triggering event occur. Initial triggering events include, among others:
•	Home's entering into or agreeing to enter into a merger, acquisition or other similar transaction with a third party;

•	The acquisition by a third party of 10% or more of the outstanding shares of Home common stock;

•

The failure of Home's shareholders to approve the merger after a public announcement has been made, or the shareholders have been advised, that any person other than Old Kent has made an offer to acquire Home;

•	The withdrawal or modification by the Home board of directors of its recommendation of the merger in anticipation of engaging in a merger, acquisition or other similar transaction with another party;

•	The failure of Home's shareholders to approve the proposed amendment to Article 11 of Home's Articles of Incorporation; or

•	The withdrawal or modification by the Home board of directors of its recommendation that Home's shareholders approve the proposed amendment to Article 11 of Home's Articles of Incorporation.

A subsequent triggering event occurs if Home enters into an extraordinary transaction with a third party other than Old Kent, such as a merger, sale of substantially all of Home's assets, a sale of at least 25% of Home's then outstanding common stock, or if any third party other than Old Kent acquires more than 25% of Home's then outstanding common stock.

The stock option agreement is attached as Appendix B. You are encouraged to read it carefully.

Federal Income Tax Consequences of the Merger (See Page __)

The merger is structured so that you are not expected to recognize any gain or loss for federal income tax purposes from the merger, except to the extent you receive cash in lieu of fractional shares. However, due to the complexities of federal, state, and local income tax laws, you are strongly recommended to consult your own tax advisors concerning the tax consequences to you of the merger.

You Do Not Have Dissenters' Rights (See Page __)

Under Indiana law, you are not entitled to dissenters' rights with respect to the proposed amendment or the merger.

Interests of Home Officers and Directors
in the Merger (See Page )

Certain directors and officers of Home and Home Loan Bank may be deemed to have interests in the merger in addition to their interests generally as shareholders of Home. Such interests include the right of certain directors and officers to receive severance payments and extended insurance benefits pursuant to the terms of existing employment agreements.

Upon the completion of the merger, Old Kent will assume all the rights, duties, and obligations under Home's stock option plan. Any unexercised options granted more than six months prior to the completion of the merger will entitle the holder to receive an amount equal to the excess of the fair market value on the date of exercise of a number of shares of Old Kent common stock equal to the Exchange Ratio under the Merger Agreement over the option exercise price multiplied by the number of shares of Home common stock for which the option is exercised. The amount will be payable fully in Old Kent common stock. As of July 24, 2000, executive officers and directors of Home as a group held options to purchase a total of 40,724 shares of Home common stock.

Accounting Treatment of the Merger
(See Page )

Old Kent and Home intend to account for the merger under the purchase method of accounting for business combinations.

Comparative Market Prices of Old Kent and Home Stock

Old Kent common stock is traded on the New York Stock Exchange under the symbol "OK." Home common stock is traded on The Nasdaq Stock Market's National Market under the symbol "HBFW."

The following table sets forth the closing prices per share of Old Kent common stock and Home common stock (1) averaged over each day that the stock was traded in May 2000, the last full calendar month before the merger was announced, (2) on June 14, 2000, the business day preceding the public announcement that Old Kent and Home had entered into the Merger Agreement, and (3) on ______, 2000, the last full trading day for which closing prices were available at the time of the printing of this prospectus and proxy statement.

The following table also sets forth the equivalent price per share of Old Kent common stock and Home common stock on the dates and period indicated. The equivalent price per share is equal to the closing price of a share of Old Kent common stock on that date multiplied by 0.6945, the number of shares of Old Kent common stock to be issued in exchange for each share of Home common stock.
Date	Old Kent Common Stock (1)	Home Common Stock	Equivalent per Share

May Avg.	$29.80	$14.99	$20.70

June 14, 2000	$30.18	$18.38	$20.96

______, 2000	$_____	$_____	$_____

(1) adjusted for Old Kent's 5% stock dividend paid July 14, 2000.

This equivalent per share price reflects the value of the Old Kent common stock you would receive for each share of your Home common stock, based on the prices stated.

Selected Financial Data
(Unaudited)

          The following financial information is provided to aid you in your analysis of the financial aspects of the merger. This information is derived from Old Kent's and Home's audited financial statements for 1995 through 1999 and their unaudited financial statements for the three months ended March 31, 2000. This information is only a summary. You should read it in conjunction with the historical financial statements (and related notes) contained or incorporated by reference in Old Kent's and Home's annual reports on Form 10-K, quarterly reports on Form 10-Q, and other information filed with the Securities and Exchange Commission. Home's 1999 Annual Report to Shareholders and excerpts from Home's 2000 Second Quarter Report have been attached as Appendix D and Appendix E, respectively, for your convenience. Because Home has a fiscal year ending September 30 and Old Kent has a fiscal year ending December 31, full year financial results are not entirely comparable. See "Where You Can Find More Information" below.
	Three Months Ended March 31,	Year Ended December 31
	2000	1999	1998	1997	1996	1995
Old Kent Financial Corporation (1)		(dollars in thousands)
Income Statement Data:
Net interest income	$191,616	$773,118	$740,203	$733,774	$686,067	$661,074
Provision for loan losses	14,632	35,388	52,930	59,673	40,765	25,124
Net income	58,101	279,118	261,138	247,831	211,812	204,565
Balance Sheet Data (period end):
Assets	$21,301,013	$20,600,287	$21,149,786	$20,079,905	$18,801,964	$17,635,721
Deposits	15,910,285	15,772,245	16,518,243	15,319,440	15,225,484	14,065,361
Loans	14,720,281	13,901,663	11,787,940	12,007,193	11,389,512	10,066,081
FHLB advances	1,261,608	1,102,420	849,085	442,443	332,639	171,649
Long-term and subordinated debt (2)	200,000	212,250	226,875	200,000	200,000	200,000
Shareholders' equity	1,503,816	1,485,764	1,577,943	1,647,872	1,559,779	1,541,555

	Three Months Ended March 31,	Fiscal Year Ended September 30
	2000	1999	1998	1997	1996	1995

Home Bancorp		(dollars in thousands)
Income Statement Data:
Net interest income	$2,617	$10,049	$9,756	$9,459	$9,126	$8,390
Provision for loan losses	1	2	2	2	13	87
Income before cumulative
effect of change in
accounting principle	794	3,055	2,906	2,893	1,636	2,461
Net income	794	3,110	2,906	2,893	1,636	2,461
Balance Sheet Data (period end):
Assets	$403,491	$413,957	$372,429	$346,041	$322,702	$313,185
Deposits	353,319	363,354	315,998	297,493	271,185	256,108
Loans	349,632	347,342	325,578	285,375	251,691	215,777
FHLB advances	7,000	7,000	9,000	-	-	-
Long-term debt	-	-	-	-	-	-
Shareholders' equity	37,562	37,923	41,038	43,991	46,713	54,060

______________________________

(1)	Restated to reflect Old Kent's acquisition of Grand Premier Financial, Inc., effective April 1, 2000, which was accounted for as a pooling-of-interests.

(2)	Includes $100 million guaranteed preferred beneficial interest in Old Kent's junior subordinated debentures for the three months ended March 31, 2000 and the years ended 1999, 1998, and 1997.

Unaudited Pro Forma Combined Condensed Financial Information

          Old Kent and Home expect that the merger will be accounted for as a purchase. The pro forma combined financial information attempts to estimate the effect of the merger on Old Kent's and Home's historical financial positions as of the dates listed below. Because Old Kent and Home have different fiscal years and Old Kent will be the surviving corporation after the merger, the pro forma financial information is presented on a December 31 calendar-year basis, which date is consistent with Old Kent's historical fiscal year-end. The pro forma consolidated condensed financial statements have been derived from, and should be read in conjunction with, the historical consolidated financial statements and the notes to these financial statements, both of which are included in or as exhibits to Old Kent's and Home's Form 10-K and 10-Q filings and are incorporated by reference. The pro forma combined financial information may not be indicative of the results that actually would have occurred if the merger had been in effect on the dates indicated or that may be attained in the future. In preparing the pro forma combined financial statements, the fact that the merger will be accounted for under the purchase method of accounting has been given effect.

	Three Months Ended March 31, 2000 (1)(2)	Year Ended December 31, 1999 (1)(2)
	(dollars in thousands)
Income Statement Data:
Net interest income	$194,233	$783,167
Provision for credit losses	14,633	35,390
Net income before cumulative effect
of change in accounting principle	58,832	281,179
Net income	58,832	281,974
Balance Sheet Data (period end)(3):
Assets	$21,707,991	$21,017,794
Deposits	16,263,604	16,135,599
Loans	15,069,913	14,249,005
FHLB advances	1,268,608	1,109,420
Long-term and subordinated debt	200,000	212,250
Shareholders' equity	1,541,378	1,523,687

(1)	Restated to reflect Old Kent's acquisition of Grand Premier Financial, Inc., effective April 1, 2000, which was accounted for as a pooling-of-interests.

(2)

Assumes a purchase price of $41.8 million, which consists of $39.5 million to acquire Home and $2.3 million of one-time merger-related charges. The acquisition of Home will be accounted for using the purchase method of accounting, with the total purchase price being allocated first to assets and liabilities based on their respective fair values, and the remainder ($3.8 million) allocated to goodwill. For purposes of this pro forma information, goodwill is amortized over a 15 year period. The pro forma allocation of the purchase price and amortization are based upon preliminary estimates that may differ from the final allocation.

(3)

The pro forma combined balance sheet data assumes the issuance of 1,430,587 shares of Old Kent common stock in exchange for all of the outstanding shares of Home common stock, assuming an exchange ratio of 0.6945 shares of Old Kent common stock for each share of Home common stock.

          Under the "risk-based" capital guidelines presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk in the various asset categories. Certain off-balance-sheet instruments such as loan commitments and letters of credit require capital allocations. Bank holding companies such as Old Kent and Home are required to maintain minimum risk-based capital ratios. Old Kent's and Home's ratios are above the regulatory minimum guidelines and each of Old Kent's and Home's subsidiary banks met the regulatory criteria to be categorized as "well-capitalized" institutions at March 31, 2000. The "well-capitalized" classification may permit financial institutions to minimize the cost of Federal Deposit Insurance Corporation insurance assessments by being charged a lesser rate than those that do not meet this definition. Designation as a "well-capitalized" institution does not constitute a recommendation by federal bank regulators. The following table shows capital ratios and requirements as of March 31, 2000:

		Risk-based Capital
	Leverage	Tier 1	Total
Old Kent's capital ratios	7.45%	9.00%	10.81%
Home's capital ratios	7.91	16.51	17.19
Pro forma combined capital ratios	7.46	9.08	10.89
Regulatory capital ratios - "well-capitalized" definition	5.00	6.00	10.00
Regulatory capital ratios - minimum requirement	3.00	4.00	8.00

Comparative Per Share Information

          The following summarizes the per share information for Old Kent and Home on an historical, unaudited pro forma combined, and equivalent basis. The Home "Per Share Equivalents" are calculated by multiplying the Unaudited Pro Forma Combined per share amounts by 0.6945 - the number of shares of Old Kent common stock that you will receive in exchange for each of your shares of Home common stock.

          The pro forma data does not show the results of future operations or the actual results that would have occurred had the merger occurred at the beginning of the period presented. The pro forma financial data have been included in accordance with the rules of the Securities and Exchange Commission and are provided for comparative purposes only. The information presented below has been restated to reflect Old Kent's stock dividend.
	Three Months Ended March 31, 2000	Year Ended December 31, 1999
Old Kent Common Stock (1)
Earnings per share - Basic (2):
Historical	$0.42	$2.00
Pro forma (3)	0.42	2.00

Earnings per share - Diluted (2):
Historical	$0.42	$1.98
Pro forma (3)	0.42	1.98

Cash dividends declared per share:
Historical	$0.21	$0.76

Book value per share - End of period:
Historical	$10.93	$10.77
Pro forma (4)	11.09	10.93

	Three Months Ended March 31, 2000	Year Ended September 31, 1999
Home Financial Common Stock
Earnings per share - Basic(2):
Historical	$0.42	$1.56
Equivalent pro forma(5)	0.29	1.39

Earnings per Share - Diluted(2):
Historical	$0.42	$1.51
Equivalent pro forma(5)	0.29	1.38

Income before cumulative effect of
change in accounting principle - basic earnings per share:
Historical	$0.42	$1.53
Equivalent pro forma(5)	0.29	1.39

Income before cumulative effect of
change in accounting principle - diluted
earnings per share:
Historical	$0.42	$1.48
Equivalent pro forma(4)	0.29	1.37

Cash dividends declared per share:
Historical	$0.10	$0.38
Equivalent pro forma(4)	0.15	0.53

Book value per share - End of period:
Historical	$18.82	$18.49
Equivalent pro forma(4)	7.70	7.59

(1)	Restated to reflect Old Kent's acquisition of Grand Premier Financial, Inc., effective April 1, 2000, which was accounted for as a pooling-of-interests.

(2)

In calculating pro forma earnings per share, no adjustments to the pro forma amounts have been made to reflect potential expense reductions or revenue enhancements that may result from the merger or the effect of repurchases of Old Kent common stock or Home common stock subsequent to the stated period.

(3)	Gives effect to the merger as if it had occurred at the beginning of each period presented. Goodwill related to the Home acquisition amortized over a 15 year period.

(4)

Gives effect to the merger as if it had occurred at the end of the period. The pro forma book value per share does not include the impact of merger-related charges that may result from the Home acquisition.

(5)	The equivalent pro forma computations assume that for each share of Home common stock outstanding, Home shareholders would receive 0.6945 shares of Old Kent common stock.

As of ____, 2000, there were shares of Old Kent common stock issued and outstanding held by approximately holders of record. As of _____, 2000, there were shares of Home common stock issued and outstanding held by approximately holders of record.

The Special Meeting

Date, Time and Place of the Special Meeting

          The special meeting of shareholders of Home is scheduled to be held as follows:

[Date, time, and address of
meeting to be completed]

Purpose of the Special Meeting

          The special meeting is being held so that shareholders of Home may consider and vote upon (1) a proposal to amend Article 11 of Home's Articles of Incorporation, (2) a proposal to approve the Merger Agreement among Home, Old Kent, and a wholly owned subsidiary of Old Kent, and (3) any other business that properly comes before the special meeting or any adjournment or postponement. Approval of the Merger Agreement will also constitute approval of the merger and the other transactions contemplated by the Merger Agreement.

          If the holders of a majority of Home's outstanding common shares approve the proposed amendment to Article 11 and approve the Merger Agreement, and other requirements are met, Old Kent will acquire Home. You would receive 0.6945 of a share of Old Kent common stock for each share of Home common stock you hold, plus cash (without interest) in lieu of any fractional share of Old Kent common stock that you would be entitled to receive.

Shareholder Record Date for the Special Meeting

          Home's board of directors has fixed the close of business on ____, 2000 as the record date for determination of Home common shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were shares of Home common stock outstanding, held by approximately ____ holders of record.

Vote Required for the Approval of the Proposed Amendment and Merger Agreement

          A majority of the outstanding shares of Home common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of the holders of at least a majority of Home common stock outstanding and entitled to vote at the special meeting is required to approve both the proposed amendment and the Merger Agreement. You are entitled to one vote for each share of Home common stock held by you on the record date.

          As of the record date for the special meeting, directors and executive officers of Home and their affiliates beneficially owned approximately 192,813 shares of Home common stock, which stock represented approximately 9.53% of all outstanding shares of Home common stock entitled to vote at the special meeting.

Proxies and Effect on Vote

          All shares of Home common stock represented by properly executed proxies received before or at the special meeting and not revoked will be voted in accordance with the instructions indicated on the proxy card. If a properly executed proxy is returned and no instructions are indicated, the Home common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum and for purposes of calculating the vote and will be voted FOR approval of the proposed amendment to Article 11 and FOR approval of the Merger Agreement. You are urged to mark the boxes on the proxy to indicate how to vote your shares.

          If a properly executed proxy is returned and the shareholder has specifically abstained from voting on either the proposal to approve the proposed amendment or the proposal to approve the Merger Agreement, the Home common stock represented by the proxy will be considered present and entitled to vote at the special meeting for purposes of determining the existence of a quorum but will not be considered to have been voted in favor of either proposal. If a broker or other nominee holding shares of Home common stock in street name signs and returns a proxy but indicates on the proxy that it does not have discretionary authority to vote certain shares on the proposed amendment to Article 11 or on the adoption of the Merger Agreement, those shares will be considered present at the meeting, but not entitled to vote. They will therefore not be counted for purposes of determining the presence of a quorum and will not be considered to have been voted for approval of the proposed amendment to Article 11 or for approval of the Merger Agreement.

          Because approval of the proposed amendment and approval of the Merger Agreement requires the affirmative vote of at least a majority of all shares of Home common stock outstanding as of the record date, abstentions, failures to vote, and broker non-votes will have the same effect as a vote against the approval of the proposed amendment and the adoption of the Merger Agreement.

          Home does not expect that any matter other than the approval of the proposed amendment to Article 11 and the adoption of the Merger Agreement will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will (subject to applicable law) vote in accordance with their judgment with respect to those matters.

Revocation of Proxies

          You may revoke your proxy at any time before it is voted by:
•	Notifying the Secretary of Home in writing that the proxy is revoked;

•	Sending a later-dated proxy to the Secretary of Home or giving a later-dated proxy to a person who attends the special meeting; or

•	Appearing in person and voting at the special meeting.

Attendance at the special meeting will not in and of itself constitute revocation of a proxy. You should send any later-dated proxy or notice of revocation of a proxy to:
Home Bancorp 132 East Berry Street P.O. Box 989 Fort Wayne, Indiana 46801 Attention: Secretary

Solicitation of Proxies

          The proxy that accompanies this prospectus and proxy statement is being solicited by the board of directors of Home. In addition to solicitations by mail, directors, officers, and regular employees of Home and its subsidiaries may solicit proxies from shareholders personally or by telephone or other electronic means. Such individuals will not receive any additional compensation for doing so. Home will bear its own costs of soliciting proxies. Home will also make arrangements with brokers and other custodians, nominees and fiduciaries to send this prospectus and proxy statement to beneficial owners of Home common stock and, upon request, will reimburse those brokers and other custodians for their reasonable expenses in forwarding these materials.

          You should not send in any stock certificates with your proxies. A transmittal form with instructions for the exchange of your Home stock certificates will be mailed to you as soon as practicable after completion of the merger.

Proposed Amendment to Article 11 of the Articles of Incorporation

Amendment to Article 11 Necessary to Effect the Merger

          Currently, Section 11.01 of Article 11 of Home's Articles of Incorporation contains a provision that could inhibit Old Kent's ability to enter into the Merger Agreement and engage in the merger with Home.

          Section 11.01 prohibits any person or entity from directly or indirectly offering to acquire or acquiring the beneficial ownership of more than 10% of any class of equity of Home. If any shares are acquired in violation of Section 11.01, all shares beneficially owned in excess of 10% shall be considered "excess shares" and shall not be counted as shares entitled to vote and will not be voted by any person or counted as voting shares in connection with any matters submitted to the shareholders for a vote. The term "offer" includes every offer to buy or otherwise acquire, solicitation of an offer to sell, tender offer for, or request or invitation for tenders of a security or interest in a security for value. The term "acquire" includes every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise.

          The Merger Agreement recommended by the board of directors might be construed as an "offer to acquire" under Article 11. If Old Kent offers to acquire, or actually acquires, more than 10% of Home's common stock under the Merger Agreement, any amount of stock that Old Kent acquired under the Merger Agreement over 10% of the total of all equity securities of Home could become "excess shares" that are stripped of any voting rights.

Proposed Amendment to Article 11

          The board of directors of Home recommends that Article 11 of Home's Articles of Incorporation be amended to provide as follows:

ARTICLE 11

Effect of Former Article 11

          Article 11 of these Articles of Incorporation as in effect from the date of incorporation of the Corporation to the date this amended Article 11 was filed with the Secretary of State of the State of Indiana ("Former Article 11") shall be of no further force and effect after such filing date. The Board of Directors of the Corporation is authorized to exempt retroactively from the provisions of Former Article 11 any acquisition of securities of any class of equity securities of the Corporation made by any person or entity at any time which may be deemed to have been an acquisition of securities of the Corporation made in violation of Former Article 11.

          The proposed amendment would repeal the existing Article 11 in its entirety and replace it with a provision that grants Home's board of directors the authority to retroactively exempt an acquisition of Home common stock or offer to acquire Home common stock from the provisions of Article 11 that are repealed by the amendment.

          The proposed amendment would allow Home to engage in an acquisition transaction by preventing the Merger Agreement from constituting an offer to acquire more than 10% of Home's outstanding shares. In addition, the proposed amendment would prevent any shares that Old Kent acquires in excess of 10% from triggering the prohibition in the current Article 11. Thus, the shares in excess of 10% of the beneficial ownership of Home's common stock would not be considered "excess shares" and would retain their full voting rights. Without this Amendment, the current language in Article 11 could significantly impede the Merger.

Recommendation for the Proposed Amendment

          The affirmative vote of the holders of a majority of Home's outstanding common shares is required to approve the amendment to Article 11. The Merger is contingent upon the amendment of Article 11 as described above. Because the board of directors of Home has determined that the Merger of Home with Old Kent is in the best interests of Home and its shareholders, and the above amendment to Article 11 could be necessary to effect the Merger, Home's board of directors has unanimously approved the proposed amendment and recommends that the shareholders approve it.

Your board of directors unanimously recommends
that you vote FOR the proposed amendment.

The Merger and Merger Agreement

          The Agreement and Plan of Merger, attached as Appendix A (the "Merger Agreement"), and the Stock Option Agreement, attached as Appendix B, are incorporated in this prospectus and proxy statement by reference and should be carefully considered. Various provisions of the Merger Agreement and the Stock Option Agreement have been summarized in this prospectus and proxy statement for your information. However, the Merger Agreement and the Stock Option Agreement, not this summary, are the definitive statements of the terms of the merger.

What You Will Receive

          If Home shareholders approve the Merger Agreement and the merger is completed, Old Kent will acquire Home and as a result, will own all the assets of Home and its subsidiary. In exchange, you will receive 0.6945 shares of Old Kent common stock for each of your shares of Home common stock (referred to as the "Exchange Ratio"). Old Kent will not issue fractional shares of Old Kent common stock in the merger. Instead, if you would otherwise be entitled to receive a fraction of a share of Old Kent common stock, you will receive an amount of cash determined by multiplying the amount of the fractional share by the closing price per share of Old Kent common stock on New York Stock Exchange for the second trading day prior to the date of the Closing of the merger.

          Attached to each share of Old Kent common stock that you will receive in the merger will be a fraction of an associated Old Kent Series C Preferred Stock Purchase Right (referred to as an "Old Kent Right"). Each Old Kent Right represents a right to purchase 1/100 of a share of Old Kent's Series C preferred stock. However, until the occurrence of certain events, generally involving a change of control of Old Kent, the Old Kent Rights are not exercisable, are evidenced by the certificates representing Old Kent common stock, and may be transferred only with such shares of Old Kent common stock. In this prospectus and proxy statement, the term "Old Kent common stock" includes both Old Kent's common stock and these Old Kent Rights. See "- Description of Old Kent Common Stock" and "- Comparison of Rights of Old Kent and Home Shareholders" below for a more detailed discussion of the Old Kent Rights.

          The Exchange Ratio is subject to certain upward or downward adjustments based upon the occurrence of certain events between the date of this prospectus and proxy statement and the completion of the merger that would result in changes in the number of shares of Old Kent or Home common stock outstanding. The purpose of any such adjustment is to prevent dilution of the respective interests of the shareholders of Old Kent and Home. The Exchange Ratio has been adjusted to reflect the Old Kent 5% stock dividend paid on July 14, 2000. If Old Kent declares another stock dividend or stock split and the record date occurs before the completion of the merger, the parties will further adjust the Exchange Ratio by (1) multiplying it by the total number of shares of Old Kent common stock that are outstanding as of the record date for the stock dividend or split plus the additional number of shares to be issued as part of the stock dividend or split, and (2) dividing it by the total number of shares of Old Kent common stock outstanding as of the record date for the stock dividend or split.

          The Merger Agreement also provides that the Exchange Ratio may be adjusted for other transactions, such as a reclassification, consolidation, or merger that would substantially change the number and value of outstanding shares of Old Kent common stock. If one of these types of transactions occurs, Home shareholders will be entitled to an adjustment in the Exchange Ratio that is equitable under the circumstances. Old Kent and Home do not expect that any events necessitating an adjustment to the Exchange Ratio will occur.

          At the effective time of the merger, Old Kent will assume all outstanding options to purchase shares of Home common stock. As a result, such options will then represent the right to receive an amount equal to the excess of the fair market value of Old Kent common stock issuable for each share of Home common stock in the merger over the option exercise price multiplied by the number of shares of Home common stock for which the option could have been exercised prior to the completion of the merger over the aggregate option exercise price. This amount will be payable fully in Old Kent common stock. This right to receive the amount stated above only applies to those options that were granted at least six months prior to the effective time of the merger and that remain unexercised at and after the completion of the merger.

          In addition, at the effective time of the merger, Old Kent shall assume the rights, duties, and obligations of Home with respect to Home's Restricted Stock Plan. The terms and conditions of the plan and restricted stock issued under the plan will be the same as Home's Restricted Stock Plan and restricted stock issued thereunder, except that Home common stock issued pursuant to the Restricted Stock Plan will be converted to Old Kent common stock in a manner consistent with the Exchange Ratio. At and after the effective time of the merger, no additional restricted stock may be issued under the Restricted Stock Plan.

Structure of the Merger

          To facilitate the acquisition of Home, Old Kent formed a wholly owned subsidiary, OK Acquisition Corporation, solely for purposes of the transaction. OK Acquisition Corporation will be merged with and into Home, and Home will become a wholly owned subsidiary of Old Kent in accordance with the Merger Agreement, the Michigan Business Corporation Act, and the Indiana Business Corporation Law. Immediately following the merger, Old Kent presently intends to liquidate and dissolve Home, and all of the assets of Home will be owned directly by Old Kent.

Background of the Merger

          Home was formed as an Indiana corporation on December 14, 1993 to act as the holding company for Home Loan Bank fsb upon completion of the conversion of Home Loan Bank from a mutual to a stock form. On March 29, 1995, upon completion of the conversion, Home acquired all of the capital stock of Home Loan Bank fsb.

          Home experienced significant management changes during the latter part of 1999, with the resignation of Matthew P. Forrester, former Senior Vice President, Treasurer and Chief Financial Officer of Home, and the retirement of W. Paul Wolf, former Chairman of the Board, President and Chief Executive Officer of Home. Messrs. Forrester and Wolf also resigned and retired, respectively, as directors of Home and from all positions with Home Loan Bank fsb. Mr. Forrester notified Home's board of directors of his resignation to accept a position as president of another financial institution in July, 1999, with the resignation effective October, 1999. Mr. Wolf retired effective October 12, 1999.

          C. Philip Andorfer was appointed Chairman of Home on October 12, 1999, and Marvin C. Schumm was appointed Interim President and Chief Executive Officer of Home Loan Bank in November, 1999.

          In October, 1999, the board of directors of Home engaged Austin Financial Services, Inc. ("Austin Financial") to act as its financial advisor in reviewing various strategic alternatives available to Home. Austin Financial was requested, among other things, to assess and to report in detail on current market conditions for financial institutions mergers and, if requested by the board of directors, to assist in identifying and contacting a limited number of financial institutions that might be interested in a transaction with Home. The preliminary findings of Austin Financial were reviewed with the board of directors of Home at meetings held on January 18, and February 4, 2000.

          At a meeting held on February 15, 2000, Home's board authorized Austin Financial to contact a discrete number of financial institutions that Austin Financial believed might be interested in a possible business combination with Home. In that regard, Home authorized Austin Financial to solicit, on a confidential basis, non-binding indications of interest for the acquisition of Home by those institutions, with the understanding that the board had not yet determined that the sale of Home was desirable and in the best interests of Home's shareholders.

          Austin Financial distributed 30 sets of materials pertaining to Home to interested parties, including a financial institution that had indicated to Home in September 1999 an interest in acquiring Home. This financial institution expressed at that time the possibility of paying an acquisition price, consisting of cash and stock of the financial institution. This non-binding expression of interest indicated a possible price range that was higher than the current market value of the consideration being offered by Old Kent in the merger, based on current market prices. The indication of interest was conditioned on a number of factors, including due diligence and approval of that financial institution's board of directors. Home's board elected not to pursue further discussions at that time. This financial institution, when solicited by Austin Financial in April 2000, declined to submit a non-binding indication of interest. (It should be noted that between September 1999 and May 2000, prices of stocks of financial institutions in the public markets experienced a general decline, and the price of Home's stock experienced a substantial decline.)

          At a special meeting held on May 24, 2000, Home's board of directors met with Austin Financial. At the meeting, Austin Financial advised the board of directors that it had received non-binding letters of interest to buy Home from five institutions and presented its report analyzing each of the proposals. In connection with its analysis, Austin Financial presented a financial review of each of the potential transactions and financial analysis of the proposed consideration. The board of directors reconvened on May 25, 2000. After extensive discussion and careful consideration, the board authorized proceeding to attempt negotiation of specific terms and conditions of an agreement of merger between Home and Old Kent based upon terms conveyed in Old Kent's nonbinding preliminary expression of interest letter dated May 19, 2000.

          On May 31, 2000, Home's board of directors met with senior executives of Old Kent who provided information regarding the policies and practices of Old Kent, responded to questions regarding Old Kent, and discussed matters pertaining to a possible business combination between Old Kent and Home.

          On June 2, 2000, Home engaged the law firm of Thompson Hine & Flory LLP ("TH&F") as special counsel to assist Home with negotiation and implementation of a definitive merger agreement with Old Kent. Representatives of Old Kent conducted a due diligence examination of Home from June 2 through June 15, 2000, contemporaneously with negotiation of a definitive merger agreement by legal counsel for Home and legal counsel for Old Kent. Representatives of Home also conducted a due diligence examination of Old Kent during this period. The objective of the parties was to finalize due diligence and to negotiate a definitive merger agreement containing terms consistent with the non-binding expression of interest of Old Kent, to be presented, together with related agreements, to the board of directors of Home as soon as feasible.

          A special meeting of the board of directors of Home was held on June 15, 2000, at which all directors were present. Representatives of Austin Financial and TH&F also attended the meeting, as did Mr. Schumm, and reported their findings with respect to negotiations with Old Kent and its legal counsel during the prior weeks. The representatives of Austin Financial and TH&F reviewed in detail the Merger Agreement, as well as a proposed stock option agreement and related ancillary agreements which had been distributed to the directors prior to the meeting. Substantial discussions ensued with respect to specific aspects of the proposed transaction. Representatives of Austin Financial advised the board that they believed that the financial terms of the Merger, including the consideration to be paid to Home's shareholders, were fair to the shareholders of Home from a financial point of view. Mr. Schumm noted that the representatives of Old Kent had conducted a thorough due diligence in a professional manner and that the proposals of Old Kent with respect to operation of Home following the proposed merger, as well as the reputation of Old Kent generally, provided excellent opportunities for its customers and employees and the communities served by Home.

          After extensive discussion the board of directors of Home determined that, based on Austin Financial's financial analysis, the trends in the financial services industry, Home's current condition and prospects, Old Kent's reputation and history, and discussions between Home management and Old Kent management, it was in the best interests of the shareholders and other proper constituents of Home that Home approve the Merger Agreement. The board of directors voted unanimously to approve the Merger Agreement and related agreements; to authorize the appropriate officers of Home to execute and deliver same and take other actions consistent therewith; and to recommend that the Merger Agreement be approved by the shareholders of Home.

          Home and Old Kent finalized and executed the Merger Agreement on June 15, 2000. A joint press release announcing the proposed merger was issued before the opening of the New York Stock Exchange on June 16, 2000.

Merger Recommendation and Reasons for the Merger

Home

          The Home board of directors, with the assistance of outside financial and legal advisors, evaluated the financial, legal and market considerations impacting the decision to proceed with the merger. The terms of the merger, including the exchange ratio, are the result of arm's-length negotiations between the representatives of Home and Old Kent. In deciding to proceed with the transaction, the board considered a number of material factors with a view to maximizing shareholder value in the intermediate and long-term, including the following:
•	the future prospects of Home, if it continues to operate as an independent, stand alone entity, particularly in view of the rapid and ongoing consolidation in the financial services industry and increasing competition in Home's markets;

•	the value of the consideration to be received by Home shareholders in the merger that represents an attractive price in view of Home's then current trading price and the fact that Home shareholders will not recognize any gain or loss for federal income tax purposes upon the receipt of Old Kent common stock in the merger;

•	substantially enhanced liquidity available to Home shareholders through ownership of Old Kent stock;

•	the exceptional historical performance of Old Kent and its future prospects, the potential growth of Old Kent's banking operations and the competence, experience, and integrity of Old Kent's management;

•	the opinion of Austin Financial that the exchange ratio provided in the Merger Agreement is fair to Home shareholders from a financial point of view;

•	the recruitment of senior executives to replace Home's former executives would be expensive and could be disruptive to Home's ongoing business, with no assurance that qualified personnel would be identified in a reasonably timely manner; and

•	the process which the board followed in obtaining bids for Home.

          The board of directors of Home also believes that, by becoming part of a larger organization with greater resources, Home will be able to serve its customers and communities better and to provide a broad array of products and services that will be competitive with those other financial service providers in Indiana. In addition, Old Kent will be able to provide greater career opportunities for Home's employees.

Old Kent

          Old Kent believes the proposed merger with Home will enable Old Kent to establish a presence in Fort Wayne and the surrounding communities in northeast Indiana. Old Kent believes that its expansion into Indiana should supplement Old Kent's strong presence in Illinois and Michigan and contribute to Old Kent's overall ability to compete in the national banking industry.

Opinion of Home's Financial Advisor

          On March 11, 2000, Home retained Austin Financial to act as Home's financial advisor in connection with possible strategic alliances and other transactions with financial institutions and financial service corporations. As part of its engagement, Austin Financial advised Home's board on the current market for financial institution transactions and mergers, including the range of prices being paid in bank and thrift merger transactions involving acquired companies with asset size, financial condition, loan portfolios, profitability, and market penetration similar to those of Home. If the Home board determined to further explore a merger transaction, Austin Financial agreed to identify and contact a limited number of suitable candidates, prepare a confidential memorandum package, evaluate indications of interest and provide other investment banking assistance, including, if requested by Home's board of directors, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Home's common stock, of the consideration to be paid in any transaction.

          Austin Financial is an investment banking firm specializing in the banking and financial services industry. Austin Financial is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. Austin Financial previously provided general consulting services to the Home board, including advice on corporate governance issues, such as retirement planning for its executives and management succession, and assisted on certain financial analysis projects. Home selected Austin Financial as its financial advisor in connection with the possible business combination based upon Austin Financial's qualifications, expertise, and reputation and the board's own experience in working with Austin Financial in the past.

          Austin Financial rendered oral and written opinions to Home's board of directors to the effect that the exchange ratio for the proposed merger is fair, from a financial point of view, to the shareholders of Home. Austin Financial orally advised the board of directors that the terms of the merger, including the exchange ratio, are fair, from a financial point of view, to the shareholders of Home at the meeting of the board of directors held on June 15, 2000, prior to the board's vote to adopt the Merger Agreement. This oral opinion on June 15, 2000 was subsequently confirmed in writing. Austin Financial also has delivered to Home's board of directors an updated opinion as of July 26, 2000.

          No limitations were imposed by the board of directors of Home upon Austin Financial with respect to the investigations made or procedures followed by Austin Financial in rendering its opinion. The full text of the July 26, 2000 opinion of Austin Financial, which sets forth assumptions made, matters considered and limits on the review undertaken by Austin Financial, is attached as Appendix C. Home's shareholders are urged to read this opinion in its entirety.

          Austin Financial's opinions are directed only to the fairness, from a financial point of view, of the terms of the proposed merger and do not constitute a recommendation to any Home shareholder as to how such shareholders should vote at the special meeting of Home shareholders or any other matter.

          In connection with its opinions, Austin Financial reviewed material bearing upon the financial operating conditions of Home including, but not limited to: (1) Home's 1999 Annual Report; (2) Home Loan's Thrift Financial Report for the years 1994-1999 and for the first quarter of 2000; (3) Uniform Thrift Performance Report of Home Loan as of March 31, 2000; (5) Home Loan's investment security portfolio as of May 31, 2000; (6) Home's and Home Loan's statement of financial condition as of May 31, 2000; (7) Home Loan's interest rate schedule as of May 31, 2000; (8) Home Loan's nonaccrual loan list as of May 31, 2000; (9) other internally-prepared financial and operating information of Home and Home Loan; (10) publicly available data concerning certain other regional banks/thrifts and bank/thrift holding companies merger and acquisition transactions believed relevant to its inquiry; and (11) the Agreement.

          Furthermore, Austin Financial took into account its assessment of general economic market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and general knowledge of the banking industry. Austin Financial's opinions were based upon conditions as they existed and could be evaluated on the date of the opinions and the information made available to Austin Financial through those dates.

          Austin Financial did not perform an independent evaluation of the assets and liabilities of Home or Old Kent, but relied upon the accuracy and completeness of all of the financial and other information provided to it by Home and Old Kent or from public sources. Nor did Austin Financial independently verify the adequacy of the aggregate allowances for loan losses set forth in the balance sheet of Home and Old Kent at May 31, 2000, and assumed on this date that such allowances complied fully with applicable law, regulatory policy, and sound banking practice. However, Austin Financial did perform the following due diligence of Old Kent: (1) reviewed Old Kent's 1999 Annual Report; (2) reviewed SEC Form 10-Q of Old Kent for the first quarter of 2000; (3) reviewed Old Kent's watch loan list as of June 13, 2000; (4) reviewed litigation matters involving alleged claims for $1,000,000 or more against Old Kent; (5) reviewed Old Kent's previous two years of regulatory examinations; (6) reviewed historical and recent reported price and trading activity for Old Kent's common stock; (7) discussed the foregoing as well as posed several questions to Old Kent's management and representatives concerning matters that could have a material impact on the future value of Old Kent's common stock.

          In its analyses, Austin Financial made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Home and Old Kent. Any estimates contained in Austin Financial's analyses do not necessarily denote future results since many unforeseen occurrences could affect or alter such estimates. No financial institution or transaction utilized in Austin Financial's analyses was identical to Home or Old Kent or the Merger Agreement. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments by Austin Financial concerning differences in financial and operating characteristics of the relevant financial institutions, the timing of the relevant transactions and prospective buyer interest, as well as other factors that could affect the public trading markets of the financial institution or financial institutions to which they are being compared.

          The following is a brief description of the analysis of Home based on the written opinion attached at Appendix C.

          Using the discounted future cash flow valuation method, Austin Financial projected Home's cash flow from June 1, 2000 through May 31, 2005. The principal behind the discounted future cash flow analysis is that the worth of a business is equal to the future expected cash flow discounted at a rate that reflects the yield a prudent investor would require on a similar investment. Besides determining five years of cash flows, Austin Financial also estimated Home's residual value as of May 31, 2005. The residual value represents the value of the institution beyond the explicit forecasted period. This value is calculated using the cash flow during the year following the final projected year. The steps involved in determining the value of Home utilizing the discounted future cash flow method included the following: (1) the earnings for each year of the forecasted period that were in excess of the amount necessary to maintain a 6.00% equity capital to asset ratio were added to book charges such as concurrent estimated depreciation less any projected capital expenditures in order to determine future cash flow; (2) the future cash flows were then converted to a present value equivalent using a discount rate of 17.35%, which was determined from the use of the Capital Asset Pricing Model ("CAPM"); (3) the residual value was then calculated by dividing the projected cash flow for the year subsequent to May 31, 2005 by the capitalization rate (the capitalization rate not only includes all aspects of the CAPM but also reflects the long-term income growth prospects of Home, as well as specific company risk factors); (4) the present value equivalent of the residual value was calculated using the 17.35% discount rate; and (5) the present value of the cash flows and the residual value were added together. The fair market value per share of Home's common stock resulting from this analysis was $17.03 (assumes 2,059,880 shares outstanding).

          Austin Financial also determined the fair market value of Home utilizing the adjusted book method as an alternative valuation method. This method requires a three-step process. First, the book value is determined. This figure is derived from the May 31, 2000 balance sheet, and it represents the summary measure of stockholders' claims against the assets, on a historical cost basis. Second, assets and liabilities are restated to their fair market values. The adjusted book value calculation considers each major asset and liability account classification. Finally, additional "off-balance sheet" adjustments are calculated, if necessary. The fair market value per share of Home's common stock resulting from this analysis was $21.76.

          Austin Financial accorded an equal weight to each of the values derived from its analysis in order to arrive at an aggregate value of Home. The weightings were based on Austin Financial's review of the financial position, history and recent performance of Home. The sum of the weighted values or $19.40 per share equates to the fair market value of Home as of May 31, 2000.

          Based on the exchange ratio of the Merger Agreement, a closing price per share of $28.625 for Old Kent's common stock as of July 24, 2000, the transaction would result in a $19.88 per share value for Home's shareholders. Therefore, the exchange ratio of the Merger Agreement would be fair, from a financial standpoint, to Home shareholders since the transaction would result in a positive margin of $0.48 per share in comparison to the fair market value of Home as determined by Austin Financial.

          For comparison purposes and not as another method to value Home, Austin Financial analyzed certain other mergers and acquisitions that were announced between November 1, 1999 and May 31, 2000, in the states of Indiana, Ohio, Illinois, and Michigan involving target financial institutions with assets under $850 million. Austin Financial compared the mean multiples of the price paid to both earnings and book value of the other financial institutions analyzed to the same multiples produced by the proposed merger. The price/earnings multiple and the price/book value multiple for the merger are 13.45 and 109.64, respectively, compared to 20.74 and 172.08 for the other transactions. See Appendix C for more details.

          The disparity in the above multiples may, in part, be explained by Home's significant interest rate risk due to its high percentage of fixed-rate mortgage loans. The average yield associated with Home's fixed-rate mortgage loans narrowly exceeds its cost of funds (liabilities). If interest rates increase, Home's deposits, accordingly, would be refinanced at a higher rate before an equal dollar amount in mortgage loans could be refinanced. This exposes Home to a potential narrowing of its net interest margin and, consequently, a significant reduction in earnings. It should be noted that the above multiples do not take into effect the anticipated 50% increase in dividends to Home's shareholders subsequent to the consummation of this merger.

          Home has agreed to pay Austin Financial for its services a fee of .90% of the total purchase consideration paid in the merger plus reasonable out-of-pocket expenses. During the two years preceding the date of this prospectus and proxy statement, Home paid Austin Financial a total of $50,214 for services to the board involving various corporate governance issued mentioned above. In addition, Home also has agreed to indemnify Austin Financial and its officers, directors, shareholders, employees and agents for any loss or liability incurred as a result of Austin Financial's engagement, unless such loss and any liability is caused by Austin Financial's own unlawful conduct, breach of duty or negligence during the course of performing Austin Financial's services.

          Austin Financial, in rendering its opinion, has assumed that the transaction will be a tax-free reorganization with no material adverse tax consequences to any of the parties involved. In addition, Austin Financial has assumed that in the course of obtaining the necessary regulatory approvals for the transaction, no condition will be imposed upon Home or Old Kent that will have a materially adverse impact on the contemplated benefits of the proposed transaction to Home and Old Kent and their shareholders.

          Based upon Austin Financial's analysis and subject to the qualifications described herein, considering all circumstances known to it and based upon other matters considered relevant, Austin Financial believes that as of July 26, 2000, the terms of the Merger Agreement, including the consideration to be received by Home shareholders, from a financial point of view, are fair to Home and its shareholders.

Closing and Effective Time of the Merger

          Old Kent and Home have agreed to schedule the closing of the merger on a mutually agreed upon date and anticipate that the closing will occur in October 2000. If they cannot agree upon a date, either party may schedule the closing by giving the other party five business days' prior written notice of the desired closing date. However, neither party may give such notice unless and until (1) all applicable government consents to or approvals of the merger have been obtained (including the expiration of any applicable waiting periods), and (2) Home's shareholders have approved the Merger Agreement. Home has agreed not to schedule the closing date before October 2, 2000 without Old Kent's express written consent.

          The "Effective Time" of the merger is the date and time following the closing that the merger is legally completed. The Effective Time will be specified in the Certificates of Merger filed with the states of Michigan and Indiana and will be a time and date selected by Old Kent. The Effective Time may not be later than five business days after the closing occurs.

Regulatory Approvals

          Before Old Kent and Home may complete the merger, Old Kent must receive the approval of the Federal Reserve Board. In addition, if and when the Federal Reserve Board approves the merger, Old Kent and Home must wait an additional 30 days before completing the merger to allow the U.S. Department of Justice to take further action to delay or block the merger. However, if the Department of Justice does not issue adverse comments during the first 15 days of this period, Old Kent and Home may complete the merger at that time. Old Kent filed its application for approval of the merger with the Federal Reserve Board on July 25, 2000. While Old Kent expects to receive Federal Reserve Board approval, no assurance can be made as to whether or when the approval will be given.

Bank Integration

          Old Kent is permitted to notify Home of its election to consolidate Home Loan Bank with Old Kent Bank, a wholly owned subsidiary of Old Kent, to transfer one or more branches of Home Loan Bank to Old Kent Bank or another Old Kent affiliate, to transfer one or more branches of Old Kent Bank or another Old Kent affiliate to Home Loan Bank (referred to as the "Bank Integration"), or to organize and acquire an "operating subsidiary" for permitted business activities upon the closing of the merger. If so elected, the Bank Integration will be effected in a manner determined by Old Kent Bank subject to applicable laws, upon terms and conditions not inconsistent with this Merger Agreement. This Bank Integration will only occur if the merger is consummated, and would become effective immediately after the closing of the merger or such later time as may be determined by Old Kent. To obtain the necessary regulatory approval for the Bank Integration to occur immediately after the closing of the merger, Home has agreed that it and Home Loan Bank will approve, adopt, execute, and deliver such corporate reorganization agreements, file such regulatory notices or applications, and take all other reasonable steps requested by Old Kent prior to closing of the merger to effect the Bank Integration. However, Old Kent is not required to obtain such approvals before it acquires Home.

          Old Kent does presently expect to exercise this right and cause Home Loan Bank to integrate with Old Kent Bank shortly after the effective time of the Merger.

Distribution of Old Kent Stock

          At the Effective Time of the merger, you will cease to be a shareholder of Home. Certificates that represented your shares of Home common stock outstanding immediately before the merger (referred to as "Old Certificates") will then represent the right to receive (1) shares of Old Kent common stock and (2) cash in lieu of fractional shares.

          If Old Kent declares a dividend on the Old Kent common stock payable to shareholders of record of Old Kent as of a record date after the merger, you will be entitled to receive that dividend. However, you will not actually receive dividends payable to holders of record of Old Kent common stock after the merger until you physically deliver your Old Certificates with properly submitted transmittal materials. Upon physical exchange of your Old Certificates, you will be entitled to receive from Old Kent an amount equal to all such dividends (without interest and less the amount of taxes, if any, that may have been imposed or paid) declared and paid with respect to those shares. If you elect to enroll in OK Invest Direct, Old Kent's dividend reinvestment and direct stock purchase plan, such amount will be credited to your OK Invest Direct account as a cash purchase for investment at the plan's next regular investment date.

          As soon as practicable after the merger, Old Kent will cause Old Kent Bank or another bank or trust company that Old Kent may designate (referred to as the "Exchange Agent") to send you transmittal materials to be used to exchange Old Certificates. You may then elect (1) to receive Old Kent common stock certificates, (2) to receive book entry shares registered on Old Kent's stock transfer records, or (3) to enroll in Old Kent's OK Invest Direct dividend reinvestment and stock purchase plan. If you elect to enroll in OK Invest Direct, any cash payable to you for fractional shares will be invested in Old Kent common stock at the Plan's next regular investment date. The transmittal materials will contain instructions with respect to the surrender of Old Certificates and the selection of these exchange options. In the absence of a selection by you of any of these options, you will receive book entry shares for your Old Certificates. Old Kent will deliver to the Exchange Agent that number of shares of Old Kent common stock issuable in the merger and the amount of cash payable for fractional shares in the merger.

          Promptly after you deliver your Old Certificates to the Exchange Agent, the Exchange Agent will register the shares of Old Kent common stock issuable to you in the name and at the address appearing on Home's stock records as of the time of the merger. The Exchange Agent will not be required to register the shares in that manner until it has received all of your Old Certificates (or an affidavit of loss and indemnity bond for such certificate or certificates), together with properly executed transmittal materials. Such Old Certificates, transmittal materials, and affidavits must be in a form and condition reasonably acceptable to Old Kent and the Exchange Agent. The Exchange Agent will have discretion to determine reasonable rules and procedures relating to the exchange (or lack thereof) of Old Certificates and the payment for fractional shares.

          After the merger, ownership of shares represented by Old Certificates may be transferred only on the stock transfer records of Old Kent. After the merger, Old Kent will not transfer any shares of Home common stock that were issued and outstanding immediately before the merger on the stock transfer books of Home. If, after the merger, a former Home shareholder properly presents Old Certificates to the Exchange Agent for transfer, the Exchange Agent will cancel and exchange the Old Certificates for shares of Old Kent common stock as provided in the Merger Agreement.

Exclusive Commitment to Old Kent

Board Recommendation

          In the Merger Agreement, the board of directors of Home has agreed to recommend approval of the Merger Agreement to Home shareholders, unless a "Fiduciary Event" has occurred and is continuing. A "Fiduciary Event" will be deemed to have occurred if and when the Home board of directors has:
•	Received in writing a "Superior Proposal" that is then still pending;

•

Determined in good faith (based upon the advice of legal counsel) that its fiduciary duties to Home's shareholders under applicable law would require the board of directors to so withdraw, modify, or change its recommendation; and

•	Determined to accept and recommend the Superior Proposal to Home shareholders.

          A "Superior Proposal" means any bona fide unsolicited offer, proposal, solicitation, or expression of interest made by a third party on terms that the Home board of directors determines in good faith, based on the written advice of Austin Financial or another financial advisor of nationally recognized reputation, to be more financially favorable to Home shareholders than the Merger Agreement.

          Withdrawal or modification of the Home board's recommendation of the merger will not be a breach of the Merger Agreement if a Fiduciary Event has occurred and Home provides Old Kent at least ten business days' advance notice. However, Old Kent will retain its rights under the Stock Option Agreement. The existence of such rights under the Stock Option Agreement may substantially reduce the likelihood that a Superior Proposal will be received (see "- Stock Option Agreement" below).

No Negotiations with Third Parties

          In addition to the commitment of the board of directors of Home to recommend the merger to its shareholders, Home has agreed that it (and its directors, officers, employees, attorneys, investment bankers, and other agents) will not directly or indirectly solicit or otherwise encourage any other party to make any proposal involving the sale of Home or Home Loan Bank. Further, Home has agreed that it (and its directors, officers, employees, attorneys, investment bankers, and other agents) will not negotiate with any other party regarding a possible sale of Home or, except as required by applicable law, provide any non-public information about itself or any of Home's subsidiaries to any party other than Old Kent, unless (1) a Fiduciary Event has occurred and is continuing or (2) the Home board of directors has received a Superior Proposal which it has not yet determined to accept and recommend. Before disclosing any information to a party other than Old Kent under such circumstances, Home must obtain from such party a confidentiality agreement with terms no less favorable to Home than the terms of the confidentiality agreement between Old Kent and Home, and Home can provide to such person only information that has been previously disclosed to Old Kent.

Conduct of Home Pending the Completion of the Merger

          In the Merger Agreement, Home made certain covenants to Old Kent. These covenants, which remain in effect until the merger is completed or until the Merger Agreement has been terminated, are summarized below.

Ordinary Course of Business

          Home has agreed to conduct its business and manage its property only in the usual, regular, and ordinary course in substantially the same manner as before the execution of the Merger Agreement. In particular, Home has agreed, among other things, to:
•	Refrain from taking any action that would be inconsistent with or contrary to the Merger Agreement;

•	Comply in all material respects with all laws, regulations and court and administrative orders;

•	Make no change in its articles of incorporation, bylaws, or capital stock except as permitted by the Merger Agreement, such as the proposed amendment to Article 11 of Home's Articles of Incorporation;

•	Use all reasonable efforts to preserve its business organization intact;

•	Charge off loans and maintain its allowance for loan losses in accordance with its prior practices and regulatory and accounting standards;

•

Except to reelect incumbent officers and directors at annual meetings, not increase the number of directors, elect or appoint any person to an executive office, or hire any person to perform the services of an executive officer;

•

Take no action to increase the salary, severance or other compensation payable to, or fringe benefits of, any officer or director, or any other class or group of employees as a class or group, except for previously planned or scheduled salary increases consistent with past practice that were disclosed to Old Kent before entering into the Merger Agreement;

•

Take no action to enter into any employment agreement that is not terminable by Home or a Home subsidiary without cost or penalty upon 60 days' or less notice, except as contemplated by the Merger Agreement;

•

Notify Old Kent of the threat or commencement of any material lawsuit or other proceeding against or relating to Home or Home's subsidiaries, their directors, officers, or employees in their capacities as such, or the merger or the Merger Agreement;

•	Make no charitable or similar contributions or gifts of cash or other assets except for contributions that, in the aggregate, will have a fair market value not greater than $25,000;

•

Take no action to pay, agree to pay, or incur any liability, except for liabilities already accruing on Home books as of the date of the Merger Agreement, for the purchase or lease of any item of real property, fixtures, equipment or other capital asset in excess of $50,000 individually or in excess of $100,000 in the aggregate with respect to Home, except for prior commitments that were disclosed to Old Kent before entering into the Merger Agreement;

•

Refrain from entering into any new service agreements that are not terminable by Home without penalty upon 60 days' or less notice, except for contracts for services which do not exceed $50,000 in aggregate, excepting contracts for services relating to the merger; and

•

Take no action to open, enlarge or materially remodel any bank or other facility or to lease, purchase or otherwise acquire any real property for use as a branch bank, or apply for regulatory approval of any new branch bank, excepting prior commitments made by Home that were disclosed to Old Kent before entering into the Merger Agreement.

Dividends

          Home may not pay any dividends, or purchase or redeem any shares of Home stock, other than the payment of regular quarterly cash dividends in an amount per share not to exceed the lesser of two times Home's net income in the immediately preceding quarter or $0.10 per share per quarter, in a manner consistent with Home's prior practice. Old Kent and Home have agreed that they will cooperate to assure that the then-former shareholders of Home will not receive two dividends, or fail to receive one dividend, for any calendar quarter with respect to their Home common stock and Old Kent common stock that any such holder receives in exchange for its Home common stock.

Environmental Investigation

          Home has agreed to permit Old Kent to conduct an environmental assessment of each parcel of Home's currently owned real property, any other real estate formerly owned by Home or any of its subsidiaries to the extent permitted by the current owners of the property, and any real estate acquired by Home's subsidiaries in satisfaction of a debt previously contracted.

          If Old Kent discovers any facts or conditions that it reasonably believes could pose a current or future risk of a liability, interference with use, or diminution of value of the property that could be material, then Old Kent will identify that risk to Home, identify the facts or conditions underlying that risk, and provide Home with a copy of the environmental assessment for that property. In addition, Old Kent will obtain an estimate of the proposed scope of work and the cost of any further environmental investigation, remediation, or other follow-up work it reasonably deems necessary or appropriate to assess and, if necessary or appropriate, clean-up the environmental risk. All work plans for any investigation and clean-up will be mutually satisfactory to Old Kent and Home.

          If Old Kent and Home are unable to agree upon a course of action to promptly complete any investigation and clean-up and/or a mutually acceptable modification to the Merger Agreement, and Old Kent cannot be reasonably assured that the after-tax cost of the sum of (1) the actual cost of all investigative and remedial or other corrective actions or measures undertaken by Home, (2) the estimated cost of all investigative and remedial or other corrective actions or measures not undertaken by Home but required by law or necessary to avoid future exposure to material liability, and (3) all decreases in the value of such properties resulting from such environmental problems will not exceed, in the aggregate, $1,000,000; then Old Kent may terminate the Merger Agreement.

Technology-Related Contracts

          Home or its subsidiaries may not enter into any new technology-related agreement without the consent of Old Kent, which consent may not be unreasonably withheld if the agreement is necessary for Home to conduct business in the ordinary course through the time of the merger. Home has agreed to advise Old Kent of all anticipated renewals or extensions of existing data processing service agreements, data processing software license agreements, data processing hardware lease agreements and other material technology-related licensing or servicing agreements with independent vendors and to cooperate with Old Kent in negotiating with those vendors the length of any extension or renewal term of those agreements where such extension or term extends beyond the time of the merger. Home has agreed to send to each vendor, as and when due, such notices of nonrenewal as may be necessary or appropriate under the terms of the applicable agreements to prevent those agreements from automatically renewing for a term extending beyond the time of the merger. Such notices may be conditioned upon the completion of the merger. Notwithstanding the foregoing, Home is not obligated to take any irrevocable action, or irrevocably forego taking any action with respect to a technology-related contract, that would cause any such agreement to terminate, expire, or be materially modified before the merger.

Insurance and Indemnification

          Old Kent has agreed to honor any and all rights to indemnification and advancement of expenses existing, at the time of the merger, in favor of the directors and officers of Home and its subsidiaries under their articles of incorporation or existing bylaws. These enforceable contractual rights will remain in effect following the merger with respect to acts or omissions occurring before the merger with the same force and effect as prior to the merger.

          In addition, Old Kent has agreed to use all commercially reasonable efforts to cause the officers and directors of Home immediately prior to the merger to be covered for a period of at least six years immediately following the merger by the directors' and officers' liability insurance policy maintained by Home with respect to acts or omissions occurring before the merger that were committed by such officers and directors in their capacity as such. Old Kent may substitute for Home's current coverage new coverage under policies offering at least comparable coverage and amounts and containing terms and conditions that are not materially less advantageous than Home's current policy. However, in no event will Old Kent be required to pay, directly or indirectly through Home or its subsidiaries, more than $250,000 in the aggregate either to maintain or to procure insurance coverage pursuant to the Merger Agreement. Old Kent and Home have agreed to cooperate and use their best efforts to maximize the insurance coverage that may be obtained for the $250,000 aggregate amount. If Old Kent does not advise Home in writing before the scheduled date of the closing that it has procured such coverage for at least two years and that it undertakes to procure and maintain comparable or better coverage for the remainder of the six-year period, Home will be permitted, in lieu of receiving the foregoing insurance coverage, to purchase tail coverage for past acts and omissions for a single premium amount not in excess of the limit of $250,000 in the aggregate.

Management of Old Kent After the Merger

          Upon the completion of the merger, Old Kent's directors and executive officers will remain the same. Old Kent anticipates that some of the executive officers of Home and Home Bank Loan may become officers of Old Kent Bank upon the completion of the integration of Home Loan Bank into Old Kent Bank.

Conditions to Closing the Merger

Mutual Conditions to Close

          The obligations of each of Old Kent and Home to complete the merger are subject to the fulfillment of certain conditions, including the following:
•	The shareholders of Home must have adopted the Merger Agreement;

•

Each company's representations and warranties to the other in the Merger Agreement must have been true as of June 15, 2000 (the date the Merger Agreement was signed) and must be true as of the closing, except where the failure of such representations and warranties to be true, individually or in the aggregate, does not or would not result in a "Material Adverse Effect" (as defined below) with respect to the breaching party;

•	Each company must have performed in all material respects all of the agreements, conditions, and covenants to be completed at or before the closing made by that company in the Merger Agreement;

•	Old Kent and Home must not be subject to any order, decree, or injunction by any court or governmental authority that enjoins or prohibits the consummation of the merger;

•

The registration statement of which this prospectus and proxy statement is a part must have been declared effective by the Securities and Exchange Commission and must not be subject to a stop order or threatened stop order; and

•	Each company's legal counsel must have provided an opinion to the other company with respect to certain legal matters.

          The term "Material Adverse Effect" is defined to mean any change or effect that, individually or when taken together with all other such changes or effects that have occurred before the date of determination of the occurrence of the Material Adverse Effect, has or could have a material negative impact on the business, assets, financial condition, results of operations, or value of Old Kent and its subsidiaries, taken as a whole, or, as the case may be, Home and its subsidiaries, taken as a whole; or the ability of Old Kent or Home, as the case may be, to satisfy the applicable closing conditions, consummate the merger or perform its obligations under the Stock Option Agreement. Notwithstanding the above, the following will not be included in any determination of a Material Adverse Effect: (1) changes in generally accepted accounting principles that are generally applicable to financial institutions and their holding companies; (2) actions and omissions of a party taken with the prior written consent of the other party; (3) changes in economic conditions (including a change in the level of interest rates) generally affecting financial institutions; and (4) fees, charges, and expenses reasonably related to the merger (such as any additional insurance coverages, employment and consulting services, legal, accounting, and investment banking fees and expenses, and severance and retention provisions).

Old Kent's Conditions to Close

          In addition, Old Kent's obligation to complete the merger is subject to the fulfillment of additional conditions, including the following:
•

There must not be any investigation, lawsuit, or other proceeding pending or threatened against or relating to Home or Home Loan Bank (or their officers or directors, in their capacity as such) or any of their properties or business that may result in any liability that is reasonably likely to have a Material Adverse Effect on Home or Home Loan Bank;

•

Each governmental agency having jurisdiction over the merger must have approved or consented to the merger without imposing any non-standard conditions to approval that are not reasonably acceptable to Old Kent;

•

Home must have obtained the consent or waiver of any material rights of the other party under contracts designated by Old Kent as material and under any other agreements containing a provision triggered by a change of control of Home if the failure to obtain such a consent or waiver is reasonably likely to have a Material Adverse Effect on Home; and

•

Old Kent must have received a tax opinion from Warner Norcross & Judd LLP to the effect that, among other matters, Old Kent will not recognize gain or loss on its receipt of the assets of Home in exchange for the shares of Old Kent common stock to be issued in the merger (see "- Material Federal Income Tax Consequences" below).

Home's Conditions to Close

          In addition, Home's obligation to complete the merger is subject to the fulfillment of additional conditions, including the following:
•

Home must have received a tax opinion from Warner Norcross & Judd LLP to the effect that, among other matters, no gain or loss will be recognized by the shareholders of Home upon the receipt of Old Kent common stock in exchange for their shares of Home common stock (except to the extent of any cash received in lieu of fractional shares) and the shareholders of Home will have the same tax basis in the Old Kent common stock they receive in the merger as they had in the shares of Home common stock surrendered in exchange for such stock (see "- Material Federal Income Tax Consequences" below);

•	Each governmental agency having jurisdiction over the merger must have approved or consented to the merger;

•

Home's financial advisor, Austin Financial, must have delivered an opinion, dated as of the date of the Merger Agreement and renewed as of a date approximately the date of this prospectus and proxy statement, to the effect that the terms of the merger are fair to Home's common shareholders from a financial point of view and that opinion must not have been subsequently withdrawn; and

•	The Old Kent common stock to be issued in the merger must have been authorized for listing on the New York Stock Exchange.

Termination

          Prior to the merger, the Merger Agreement may be terminated by Old Kent or Home by mutual consent or may be terminated by either of them if the merger has not been completed on or before February 28, 2001.

Old Kent's Right to Terminate

          In addition, Old Kent may terminate the Merger Agreement and abandon the merger on its own action upon the occurrence of additional events specified in the Merger Agreement, including among others, the following:

•

Any of the conditions of Old Kent's obligation to complete the merger have not been met or waived by Old Kent at such time as such condition can no longer be satisfied, notwithstanding Old Kent's best efforts to comply with its covenants in the Merger Agreement;

•

Certain environmental risks exist that, in the aggregate, could amount to liability or loss of value exceeding $1,000,000 and Old Kent has given the requisite notice to Home (see "- Conduct of Home Pending the Completion of the Merger - Environmental Investigation" above);

•	Home's common shareholders fail to adopt the Merger Agreement at the special meeting;

•	An event that caused or is reasonably likely to cause a Material Adverse Effect on Home has occurred;

•	A Fiduciary Event has occurred; or

•

If Home Loan Bank, prior to the scheduled closing date, receives from the Office of Thrift Supervision a rating lower than "Low Satisfactory" under an examination for compliance with the Community Reinvestment Act, or if the report of examination is still pending on the scheduled closing date and Old Kent is not satisfied that Home Loan Bank will receive at least a "Low Satisfactory" rating.

Home's Right to Terminate

          In addition, Home may terminate the Merger Agreement and abandon the merger on its own action upon the occurrence of additional events specified in the Merger Agreement, including among others, the following:
•

Any of the conditions to Home's obligation to complete the merger have not been met or waived by Home, at such time as such condition can no longer be satisfied, notwithstanding Home's best efforts to comply with its covenants in the Merger Agreement;

•

Home shareholders fail to adopt the Merger Agreement by the requisite vote of approval at the special meeting at which in excess of 80% of the outstanding shares of Home common stock are represented in person or by proxy and Home's board of directors has advised Old Kent that it does not believes such vote can be obtained through reasonable further efforts; or

•	An event that caused or is reasonably likely to cause a Material Adverse Effect on Old Kent has occurred.

Effect of Termination

          If either Old Kent or Home terminates the Merger Agreement in accordance with its terms, neither Old Kent, Home, nor any of their respective subsidiaries, officers or directors will be liable to the other party. The Stock Option Agreement (unless it is terminated in accordance with its terms) and certain provisions regarding confidentiality and expenses will survive the termination of the Merger Agreement. In addition, neither company will be released from liability to the other for any liabilities or damages arising out of its breach of any provision of the Merger Agreement.

Description of Old Kent Common Stock

          Old Kent's authorized capital stock consists of 300,000,000 shares of Old Kent common stock, $1.00 par value, and 25,000,000 shares of preferred stock, no par value, of which 3,000,000 shares are designated Series A preferred stock, 500,000 shares are designated Series B preferred stock, 1,000,000 shares are designated Series C preferred stock, 7,250 shares are designated Series D preferred stock, and 2,000 shares are designated Series E preferred stock. The 1,000,000 shares of Series C preferred stock are reserved for issuance pursuant to Series C Preferred Stock Purchase Rights governed by a rights agreement, dated January 20, 1997, as amended, between Old Kent and Old Kent Bank (the "Old Kent Rights Agreement") and none are outstanding. As of July 19, 2000,

Old Kent had 137,010,666 shares of Old Kent common stock outstanding, 7,250 shares of Old Kent Series D Preferred Stock outstanding, and 2,000 shares of Old Kent Series E Preferred Stock outstanding.

          Common Stock. Old Kent shareholders are entitled to dividends out of funds legally available for that purpose when, as and if declared by the Old Kent board of directors. The dividend rights of Old Kent common stock are subject to the rights of any shares of Old Kent preferred stock that have been or may be issued. Each holder of Old Kent common stock is entitled to one vote for each share held on each matter presented for shareholder action. Old Kent common stock has no preemptive rights, cumulative voting rights, conversion rights, or redemption provisions.

          In the case of any liquidation, dissolution, or winding up of the affairs of Old Kent, Old Kent shareholders will be entitled to receive, pro rata, any assets distributable to common shareholders in respect of the number of shares held by them. The liquidation rights of Old Kent common stock are subject to the rights of holders of any Old Kent preferred stock that have been or may be issued.

          Preferred Stock Purchase Rights. Each share of Old Kent common stock has, and each share of Old Kent common stock to be issued in the merger will have, attached to it the number of Series C Preferred Stock Purchase Rights represented by each share of Old Kent common stock, as long as the Old Kent Rights are not separately transferable. As of the date of this prospectus and proxy statement, each share of Old Kent common stock represents 0.4113 of an Old Kent Right. The number of Old Kent Rights represented by each share of Old Kent common stock is subject to adjustment upon the occurrence of certain events set forth in the Old Kent Rights Agreement. See "- Comparison of Rights of Old Kent and Home Shareholders" below for a more detailed discussion of Old Kent Rights.

          Preferred Stock. Old Kent is authorized to issue shares of preferred stock from time to time in one or more series. Preferred stock may have such designations, powers, preferences, and relative participating, optional, or other rights and such qualifications, limitations, or restrictions as may be provided for the issue of such series by resolution adopted by the Old Kent board of directors. Such preferred stock may have priority over Old Kent common stock as to dividends and as to distribution of Old Kent's assets upon any liquidation, dissolution, or winding up of Old Kent. Such preferred stock may be redeemable for cash, property, or rights of Old Kent, may be convertible into shares of Old Kent common stock, and may have voting rights entitling the holder to not more than one vote per share on each matter submitted for shareholder action. Currently, Old Kent has issued two series of preferred stock that are currently outstanding: Old Kent Series D Preferred Stock and Old Kent Series E Preferred Stock.

          Old Kent Series D and Series E preferred stock are entitled to dividends that are payable quarterly at the annual rate of 8%, based on their stated value of $1,000. The obligation to pay dividends is cumulative. Old Kent Series D preferred stock is senior as to dividends to the Old Kent Series E preferred stock, Old Kent Series C preferred stock, and Old Kent common stock. The Old Kent Series D and Series E preferred stock is not redeemable at the option of either Old Kent or the holder. The holder of Old Kent Series D preferred stock has the option to convert his or her stock into Old Kent common stock. If a change of control of Old Kent occurs that is not approved by the holders of a majority of the outstanding shares of Old Kent Series E preferred stock, the Old Kent Series E preferred stock will be converted into the right to receive a cash payment. Old Kent Series D preferred stock ranks on parity with the Old Kent Series E preferred stock and senior to the Old Kent Series C preferred stock and the Old Kent common stock as to rights upon liquidation. Old Kent Series D and Series E preferred stock does not carry any voting rights, but Old Kent may not issue any securities ranking, as to dividends or rights upon liquidation, senior to or on parity with the Old Kent Series D and Series E preferred stock without the prior approval of holders of a majority of the shares of Old Kent Series D or Series E preferred stock, as the case may be.

Stock Option Agreement

          As an inducement and condition to Old Kent's willingness to enter into the Merger Agreement, Home entered into the Stock Option Agreement with Old Kent. The Stock Option Agreement is attached as Appendix B to this prospectus and proxy statement.

          Pursuant to the Stock Option Agreement, Home has granted Old Kent an option to purchase up to 197,092 shares of Home common stock (referred to as the "Option"). The exercise price of the Option is $14.75 per share, subject to adjustment under specified circumstances described below. The exercise price, as so adjusted, is referred to as the "Option Price." The number of shares for which the Option is exercisable shall not exceed 9.999% of Home's issued and outstanding shares of common stock without giving effect to any shares subject or issued pursuant to the Option.

          The Option will become exercisable in whole or in part if both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur with respect to Home before the expiration of the Option. The purchase of any shares of Home common stock pursuant to the Option is subject to compliance with applicable law, including, without limitation, the receipt of necessary approvals under the Bank Holding Company Act of 1956.

Initial Triggering Event

          Under the Stock Option Agreement, an "Initial Triggering Event" occurs upon the earliest of any of the following events or transactions:
•

Home or any of its subsidiaries, without Old Kent's prior written consent, enters into an agreement to engage in an "Acquisition Transaction" (as defined below) with a third party, or the board of directors of Home recommends that the shareholders of Home approve or accept any Acquisition Transaction other than the merger with Old Kent;

•		A third party acquires beneficial ownership (or the right to acquire beneficial ownership) of 10% or more of the outstanding shares of Home common stock;

•

The shareholders of Home vote and fail to approve the Merger Agreement at the special meeting (or, in violation of the Merger Agreement, the special meeting is not held or is canceled prior to termination of the Plan of Merger) and before the special meeting (or if the special meeting is canceled, before such cancellation), it was publicly announced or the shareholders of Home were advised that a third party made, or has an intention to make, a proposal to engage in an Acquisition Transaction with respect to Home;

•

The Home board of directors, in anticipation of engaging in an Acquisition Transaction with a third party, does not recommend or withdraws or modifies (or publicly announces its intention to withdraw or modify) in any manner adverse to Old Kent its recommendation that the shareholders of Home approve the Merger Agreement or Home authorizes, recommends, or proposes (or publicly announces or advises its shareholders of its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with a third party;

•

A third party files with the Securities and Exchange Commission a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or files a preliminary proxy statement with the Securities and Exchange Commission with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange or tender offer);

•

Home willfully breaches any of its obligations contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction with a third party and, following such breach, Old Kent would be entitled to terminate the Merger Agreement;

•		A third party files an application or notice with any federal or state bank regulatory or administrative authority for approval to engage in an Acquisition Transaction;

•		A Fiduciary Event occurs;

•

Home's shareholders have voted and failed to approve the proposed amendment to Article 11 of Home's Articles of Incorporation at a meeting held for that purpose, or such meeting has not been held in violation of the Merger Agreement or canceled prior to termination of the Plan of Merger; or

•

Home's board of directors has withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse to Old Kent its recommendation that Home's shareholders approve the proposed amendment to Article 11 of Home's Articles of Incorporation.

          The term "Acquisition Transaction" is defined to include any of the following transactions: (1) a merger, consolidation or any similar transaction involving Home or its subsidiaries; (2) a purchase, lease, or other acquisition of all or substantially all of the assets or deposits of Home or any of its subsidiaries; (3) a purchase or other acquisition of securities representing 10% or more of the voting power of Home or any of its subsidiaries; or (4) any substantially similar transaction. The phrase "in anticipation of engaging in an Acquisition Transition" includes any action taken by Home's officers or board of directors after any written or oral, authorized or unauthorized, proposal or expression of interest has been communicated to any member of Home's management or board of directors concerning an Acquisition Transaction that in any way would involve Home and such proposal or expression of interest has not been withdrawn at the time of the action.

Subsequent Triggering Event

          Under the Stock Option Agreement, a "Subsequent Triggering Event" generally would occur upon the earlier of the following events:
•	The acquisition by a third party of beneficial ownership of 25% or more of the then-outstanding Home common stock; or

•

Home or any of its subsidiaries, without having received the prior written consent of Old Kent, enters into an agreement to engage in an Acquisition Transaction with a third party; except that, in determining whether or not a "Subsequent Triggering Event" has occurred, a purchase or other acquisition of Home voting securities will not constitute an Acquisition Transaction unless the third party has agreed to acquire 25% (instead of 10%) or more of the voting power of Home or any of its subsidiaries.

Expiration of the Option

          The Option will expire upon the earliest of: (1) completion of the merger; (2) termination of the Merger Agreement in accordance with its terms, assuming that the termination occurs before the occurrence of an Initial Triggering Event; or (3) 18 months after the termination of the Merger Agreement if such termination follows an Initial Triggering Event. Old Kent may not exercise the Option at any time when it is in material breach of the Merger Agreement such that Home would be entitled to terminate the Merger Agreement pursuant to its terms. The Stock Option Agreement automatically terminates if Home terminates the Merger Agreement as a result of a material breach by Old Kent or if Old Kent or Home terminates the Merger Agreement due to a failure to obtain the consent or approval of any federal or state governmental authority necessary to complete the merger.

Exercise of the Option

          If the Option becomes exercisable, Old Kent may exercise it in whole or in part by giving notice within six months following the applicable Subsequent Triggering Event. Old Kent's right to exercise the Option and certain other rights under the Stock Option Agreement are subject to an extension to obtain required regulatory approvals and comply with applicable regulatory waiting periods, to avoid liability under Section 16(b) of the Exchange Act and to permit the passage of any cure periods associated with breaches of the Merger Agreement. The Option Price and the number of shares issuable under the Option would be adjusted in the event of specified changes in the capital stock of Home. In addition, Home has granted Old Kent certain registration rights with respect to the shares of Home common stock issued or issuable pursuant to the Option.

Repurchase and Surrender of the Option

          The Stock Option Agreement also provides that at any time after the occurrence of a "Repurchase Event," and upon a request delivered by Old Kent before the expiration of the Option, Home must repurchase the Option and all or any part of the shares received upon the full or partial exercise of the Option ("Option Shares"). The term "Repurchase Event" means the acquisition by any third party of beneficial ownership of 50% or more of the then outstanding shares of Home common stock or the completion of an Acquisition Transaction where the purchasing entity acquires 50% or more of the voting power of Home or any of its subsidiaries.

          The repurchase of the Option by Home from Old Kent will be at a price equal to the amount by which the "Market/Offer Price" exceeds the Option Price multiplied by the number of shares for which the Option may be exercised. A repurchase of Option Shares will be at a price per share equal to the Market/Offer Price. The term "Market/Offer Price" means the highest of: (1) the price per share at which a tender or exchange offer has been made for Home common stock; (2) the price per share of Home common stock that any third party is to pay pursuant to an agreement with Home; (3) the highest reported sale price per share of Home common stock within the six-month period immediately preceding the date that notice of the required repurchase is given; or (4) in the event of a sale of all or substantially all of the assets or deposits of Home or Home Loan Bank, the sum of the net price paid for such assets or deposits and the current market value of the remaining assets (as determined by a nationally recognized investment banking firm), divided by the number of shares of Home common stock outstanding at the time of such sale.

          The Stock Option Agreement also provides that Old Kent may, at any time following a Repurchase Event and before the expiration of the Option, surrender the Option (and any shares obtained upon the exercise of the Option that are still held by Old Kent) for a surrender fee equal to $2,000,000 (1) plus Old Kent's purchase price with respect to any shares purchased upon exercise of the Option and (2) minus the excess of the net cash amounts received by Old Kent pursuant to a sale of shares purchased upon exercise of the Option to any party over the Option Price.

          If, before the expiration of the Option: (1) Home enters into a transaction in which Home is not the surviving corporation, (2) as a result of a merger or plan of exchange, the capital stock of Home is exchanged for securities of any other entity or into cash or any other property or represents less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (3) Home sells all or substantially all of its or its subsidiaries' assets; the Option shall be converted into a substitute option, with terms similar to those of the Option, to purchase capital stock of the entity that acquirer's or is the effective successor to Home or any entity that controls such acquiring or successor entity.

          The Stock Option Agreement provides that neither Old Kent nor Home may assign any of its rights or obligations under it without the written consent of the other party, except that if a Subsequent Triggering Event occurs before the expiration of the Option, Old Kent may, subject to certain limitations, assign its rights and obligations under the Stock Option Agreement in whole or in part.

Objectives of the Stock Option Agreement

          Arrangements such as the Stock Option Agreement are often entered into in connection with mergers and acquisitions between financial institutions such as Old Kent and Home in an effort to increase the likelihood that the transactions will be completed in accordance with their terms and to compensate the grantee of such an option (e.g., Old Kent) for its efforts undertaken and the expenses, losses, and opportunity costs incurred if the transaction is not completed under certain circumstances involving an acquisition or potential acquisition of the issuer of the option (e.g. , Home) by a third party. Old Kent and Home entered into the Stock Option Agreement to accomplish these objectives.

          The existence of the Option could significantly increase the cost to a potential third party purchaser of acquiring Home compared to the cost had Old Kent and Home not entered into the Stock Option Agreement. As a result, the Stock Option Agreement may have the effect of discouraging or precluding offers by third parties to acquire Home, even if such a third party was prepared to offer to pay consideration to Home shareholders that has a higher current market value than the shares of Old Kent common stock to be received by Home shareholders pursuant to the Merger Agreement.

          To the best knowledge of Old Kent and Home, as of the date of this prospectus and proxy statement, no event creating a right to exercise the Option has occurred.

Comparison of Rights of Old Kent and Home Shareholders

          If the merger is completed, you will become a shareholder of Old Kent. As an Old Kent shareholder, your rights will be governed by Old Kent's Restated Articles of Incorporation and Bylaws. Old Kent's organizational documents differ in certain material respects from Home's Articles of Incorporation and Bylaws. In addition, as a shareholder of Old Kent (a Michigan corporation), your rights will also be governed by the Michigan Business Corporation Act ("MBCA"), rather than the Indiana Business Corporation Law (the "IBCL"), which act governs your rights as a shareholder of Home (an Indiana corporation).

          The following comparison of the MBCA and Old Kent's Restated Articles of Incorporation (which include the Certificate of Designation of Series D and Series E Preferred Stock) and Bylaws, on the one hand, and the IBCL and Home's Articles of Incorporation and Bylaws, on the other, is not intended to be complete and is qualified in its entirety by reference to Old Kent's Restated Articles of Incorporation and Bylaws and Home's Articles of Incorporation and Bylaws. Copies of these documents are available upon request. See "Where You Can Find More Information" below.

Anti-Takeover Provisions - In General

          Old Kent's Restated Articles of Incorporation and Bylaws contain certain provisions that could prevent or delay the acquisition of Old Kent by means of a tender offer, a proxy contest, or otherwise. These provisions could also limit shareholders' participation in certain types of business combinations or other transactions that might be proposed in the future, regardless of whether such transactions were favored by a majority of shareholders, and could enhance the ability of officers and directors to retain their positions.

          Home's Articles of Incorporation contain similar types of provisions. Material differences in the companies' organizational documents with respect to such anti-takeover provisions are discussed separately below under separate sections, such as "- Size and Classification of the Board of Directors," "- Removal of Directors," "- Shareholder Nominations," and "- Shareholder Rights Plan."

Size and Classification of the Board of Directors

          Pursuant to Old Kent's Restated Articles of Incorporation, Old Kent's board of directors is divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. The number of directors is fixed by a resolution of the board of directors receiving at least 75% approval of the entire board. In no event may the number of directors be less than three. The current number of directors of Old Kent is 15. As a result of the classification of Old Kent's board of directors, it would normally take at least two annual meetings of shareholders to effect a change in a majority of the board of directors of Old Kent.

          Home's Articles of Incorporation contains similar provisions to Old Kent's Restated Articles of Incorporation. Pursuant to Home's Articles of Incorporation, the Home board of directors is divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. The number of directors may not be greater than 15 with the exact number to be fixed by resolution adopted by the affirmative vote of more than 50% of the directors of Home. Home's most recent resolution of its board of directors fixes the maximum number of directors at nine, currently Home's board of directors is composed of seven members. As a result of the classification of the Home board of directors, it would normally take at least two annual meetings of shareholders to effect a change in a majority of the board of directors of Home.

Limitation of Personal Liability of Directors

          Old Kent's Restated Articles of Incorporation provide that a director of Old Kent shall not be liable to Old Kent or its shareholders for monetary damages in breach of the director's fiduciary duties to the fullest extent provided by law. The MBCA provides that a corporation cannot limit the liability of a director for: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) the intentional infliction of harm on the corporation or its shareholders; (3) an illegal dividend or distribution; or (4) an intentional criminal act.

          Home's Articles of Incorporation provides that directors of Home shall not be liable if he or she acted in good faith, with the care an ordinarily prudent person in like position would have exercised under similar circumstances, and in a manner that he or she reasonably believed was in the best interest of Home or if his or her breach or failure to act in accordance with these standards of conduct did not constitute willful misconduct or recklessness.

Removal of Directors

          Under Old Kent's Restated Articles of Incorporation, a director may be removed from office at any time before the expiration of his or her term, but only for "cause." Except as may be provided otherwise by law, cause for removal shall exist if: (1) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (2) the director has been determined by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his or her duty to the corporation in a matter of substantial importance to the corporation and such determination is no longer subject to a direct appeal; (3) the director has become mentally incompetent, whether or not so determined by a court, which mental incompetency directly affects his or her ability as a director of Old Kent; (4) the director's actions or failure to act are deemed by the board of directors to be in derogation of the director's duties; or (5) the director's removal is required or recommended by the Federal Reserve Board. Removal for cause, as cause is defined in (1) or (2) above, must be approved by vote of a majority of the total number of directors or by majority vote of shareholders. Removal for cause, as cause is defined in (3), (4), or (5) above, must be approved by at least 75% of the total number of directors.

          Under Home's Articles of Incorporation a director may be removed from office at any time before the expiration of his or her term, but only for "cause" and upon the vote of at least 80% of the outstanding shares of Home capital stock entitled to vote in the election of directors. Removal for cause is limited to the grounds specifically enumerated in 12 C.F.R. § 563.69 (or any successor provision) with respect to termination for cause.

Shareholder Nominations

          Under Old Kent's Restated Articles of Incorporation, director nominations at any annual meeting of shareholders or at any special meeting of shareholders called for election of directors (referred to as an "Election Meeting") may be made by the board of directors or by a shareholder of record under certain limited circumstances described below. Nominations made by the board of directors are made at a meeting of the board of directors, or by written consent of directors in lieu of a meeting, at least 20 days before the date of an Election Meeting.

          A shareholder of record may make a nomination at an Election Meeting if, and only if, such shareholder has delivered a notice to the Secretary of Old Kent setting forth with respect to each proposed nominee: (1)  the name, age, business address, and residence address of the nominee; (2) the principal occupation or employment of the nominee; (3) the number of shares of capital stock of Old Kent that are beneficially owned by the nominee; (4) a statement that the nominee is willing to be nominated; and (5) such other information concerning the nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. The notice must be delivered not less than 120 days before the date of the Election Meeting in the case of an annual meeting and not more than seven days following the date of notice of the Election Meeting in the case of a special meeting.

          Under Home's Articles of Incorporation and Bylaws, a shareholder may nominate an individual for director at any annual meeting of shareholders or at any special meeting of shareholders under certain limited circumstances described below. Nominations made by the board of directors are made at a meeting of the board of directors.

          A shareholder may nominate a director to be elected at an annual meeting if, and only if, such shareholder has delivered or mailed a notice that was recorded at the principal office of Home not less than 60 days prior to the meeting, unless the meeting date occurs 70 days after notice to the shareholders (in which case the notice must be delivered or mailed on the 10th day after notice of the meeting was mailed or disclosed), setting forth with respect to each proposed nominee: (1) the name, age and business and residence addresses of the shareholder who intends to make the nomination; (2) the principal occupation or employment of such person; (3) the class and number of shares of Home that are beneficially owned by such person; and (4) any other information that would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission. This notice must also set forth, with respect to the nominating shareholder, (1) the name and record address of such shareholder, and (2) the class and number of shares of Home that are beneficially owned by the shareholder.

Vote Required with Respect to Certain Transactions

          Home's Articles of Incorporation requires that certain Business Combinations (as defined below) between Home and an Interested Party (as defined below) be approved by the affirmative vote of the holders of at least 80% of the outstanding shares of Home entitled to vote in an election of directors of Home that are not beneficially owned, directly or indirectly, by such Interested Party, unless (1) the transaction has been approved by a majority of the Continuing Directors (as defined below) of Home, provided that at least three Continuing Directors currently serve on the board or (2) certain "fair price" and procedural requirements are met.

          A "Continuing Director" is any member of the board of directors of Home who is unaffiliated with the Interested Shareholder and was a member of the board of directors prior to the time the Interested Shareholder became an Interested Shareholder. A "Continuing Director" is also any director who is either chosen to fill any vacancy or elected to serve on the board of directors, is unaffiliated with the Interested Shareholder, and in connection with his or her assumption of office is recommended for appointment or election by a majority of Continuing Directors then on the board of directors.

          An "Interested Party" is defined as (1) the beneficial owner, directly or indirectly, of 10% or more of the voting stock of Home; (2) an affiliate or an associate of Home that at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock; or (3) is an assignee of or has otherwise succeeded to any shares of voting stock that were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended. "Business Combinations" subject to the 80% voting requirement include, among others, any merger or consolidation of Home or any of its subsidiaries with or into an Interested Party or any sale of 25% or more of the consolidated assets of Home to an Interested Party.

          Old Kent has never been an Interested Party with respect to Home, and the merger and other transactions contemplated in the Merger Agreement have been, in any case, unanimously approved by a resolution adopted by the board of directors of Home at a meeting at which all seven members of Home's board of directors were present. Therefore, the supermajority voting requirement is not applicable to this transaction.

          Old Kent's Restated Articles of Incorporation do not contain similar provisions. The MBCA does, however, include a Fair Price Act (as defined below) which includes provisions similar to some of the provisions relating to Business Transactions with Interested Parties included in Home's Amended and Restated Articles of Incorporation, as described above. See "- State Anti-Takeover Laws."

Shareholder Rights Plan

          The board of directors of Old Kent has adopted a shareholder rights plan. This plan is designed to protect the shareholders of Old Kent against unsolicited attempts to acquire control of Old Kent in a manner that does not offer a fair price to all of the shareholders.

          Each full Old Kent Right, when exercisable, entitles a shareholder of Old Kent to purchase one one-hundredth of a share of Series C Preferred Stock from Old Kent at a price of $160. The Old Kent Rights become exercisable if (1) a person or group (an "Old Kent Acquiring Person") has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of Old Kent common stock, (2) an Old Kent Acquiring Person commenced a tender offer or exchange offer that would result in the Old Kent Acquiring Person owning 15% or more of the outstanding shares of Old Kent common stock, or (3) a person or group already owning 10% of the outstanding shares of Old Kent common stock is determined by Old Kent's board of directors to be an "Adverse Person" (as defined in the Old Kent Rights Agreement).

          If, after the Old Kent Rights become exercisable, (1) Old Kent is the surviving corporation in a merger with an Old Kent Acquiring Person and Old Kent common stock was not changed or exchanged, (2) an Old Kent Acquiring Person engages in one or more "self-dealing" transactions deemed to be unfair to Old Kent by the Old Kent board of directors, (3) an Old Kent Acquiring Person becomes the beneficial owner of more than 15% of the then outstanding shares of Old Kent common stock, or (4) a person had been or is designated as an Adverse Person by Old Kent's board of directors in accordance with the Old Kent Rights Agreement; then each holder of an Old Kent Right would have the right to receive, upon exercise, Old Kent common stock having a value equal to two times the exercise price of the Old Kent Right.

          In addition, after an Old Kent Acquiring Person has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of Old Kent common stock and the Old Kent Acquiring Person causes Old Kent to merge into the Old Kent Acquiring Person or causes 50% or more of Old Kent's assets to be sold or transferred, each holder of an Old Kent Right would have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Old Kent Right.

          Old Kent is entitled to redeem the Old Kent Rights at $0.01 per Old Kent Right at any time until ten days following the public announcement that an Old Kent Acquiring Person has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of Old Kent common stock.

          The board of directors of Home has not adopted a shareholder rights plan.

State Anti-Takeover Laws

          Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

          The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (1) the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by an interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (2) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends. The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution before the time that the interested shareholder first became an interested shareholder.

          The MBCA also regulates the acquisition of "control shares" of widely held Michigan corporations (the "Control Share Act"). The Control Share Act applies to Old Kent and its shareholders. The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power at or above any of the following thresholds: 20%, 33%, and 50%. Under the Control Share Act, an acquiror may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person before the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of a corporation's shareholders except the acquiring person.

          Chapter 43 of the IBCL prohibits a "business combination" (as defined generally to include mergers, sales and leases of assets, issuances of securities and similar transactions) by Home or a subsidiary with an "interested shareholder" (as defined generally to be a beneficial owner of 10% or more of Home voting stock) within five years after the date that the person or entity first became an interested shareholder, unless (1) the Home board approved the business combination or the transaction pursuant to which such person or entity became an interested shareholder prior to the time that the person or entity first became an interested shareholder, (2) the business combination involves, generally speaking, consideration for the shares of any non-interested shareholder that is equal to or higher than the consideration that the interested shareholder used to acquire the shares after he or she already beneficially owned 5% or more of the voting shares of Home, provided that the interested shareholder did not become the beneficial owner of any additional shares between his or her share acquisition date and the consummation date of the business combination, or (3) the business combination has been approved by the holders of a majority of the outstanding voting stock of Home, excluding shares held by the interested shareholder at a meeting called for that purpose no earlier than five years after the interested shareholder's acquisition date. Because Old Kent was not an "interested shareholder" of Home prior to the merger and the Home board has approved the merger prior to its consummation, the merger is not subject to the special voting requirements set forth in Chapter 43.

State Dissenters' Rights

          Under the MBCA, a shareholder who does not vote in favor of certain corporate actions may have the right to obtain an appraisal of those shares in certain circumstances, and the right to receive cash in exchange for those shares (referred to as "rights of dissent"). The MBCA recognizes rights of dissent in connection with certain amendments to the articles of incorporation, mergers, consolidations, sales, or other dispositions of all or substantially all of the assets of a corporation, certain acquisitions for stock, and approval of a control share acquisition. Under Michigan law, rights of dissent are generally not available to Old Kent shareholders in connection with mergers, consolidations, or sales of assets because shares of Old Kent common stock are held of record by more than 2,000 persons.

          However, Old Kent's Restated Articles of Incorporation provide that any Old Kent shareholder may dissent from any plan of merger or consolidation to which Old Kent is a party or any sale, lease, exchange, or other disposition of all or substantially all of the assets of Old Kent not in the usual or regular course of business, in the manner, with the rights and subject to the requirements applicable to dissenting shareholders as provided in the MBCA, without regard to the exception to a shareholder's right to dissent provided in the MBCA. However, this right of dissent does not apply to any corporate action that is approved by an affirmative vote of at least 50% of the entire board of directors and an affirmative vote of 50% of the board's "Continuing Directors." The term "Continuing Director" means a member of the board of directors of Old Kent who was either: (1) first elected or appointed as a director before April 17, 1989; or (2) subsequently elected or appointed as a director if such director was nominated or appointed by a majority of the then Continuing Directors.

          Like the MBCA, the IBCL provides dissenter rights under certain circumstances, including mergers and consolidations. The primary exception to the dissenter rights under the IBCL is the exception for shares for which a public market is available. Under that exception, a holder of stock that is listed on a national securities exchange (e.g., the New York Stock Exchange) or designated as a national market system security on The Nasdaq Stock Market will not have appraisal rights to any merger. Because Home common stock is designated as a national market system security on The Nasdaq Stock Market, the exception applies to holders of Home common stock. Accordingly, dissenter rights are not available to you with respect to the merger.

Evaluation of Proposed Offers

          Old Kent's Restated Articles of Incorporation provide that Old Kent's board of directors can not approve, adopt, or recommend any proposal of any party other than Old Kent to make a tender or exchange offer for any equity security of Old Kent, or engage in any merger or consolidation of Old Kent with or into another entity, any sale, exchange, lease, mortgage, pledge, transfer, or other disposition of all or substantially all of Old Kent's assets, any liquidation or dissolution of Old Kent or any reorganization or recapitalization of Old Kent that would result in a change of control of Old Kent, unless it has first evaluated the proposal and determined, in its judgment, that the proposal would be in substantial compliance with all applicable laws. If Old Kent's board of directors determines, in its judgment, that a proposal would be in substantial compliance with all laws, the board of directors must then evaluate the proposal and determine whether the proposal is in the best interests of Old Kent and its shareholders. In evaluating a proposed offer to determine whether it would be in the best interests of Old Kent and its shareholders, the board of directors, in exercising its judgment, may consider all facts that it deems relevant including, without limitation: (1) the fairness of the consideration to be received by Old Kent's shareholders under the proposed offer; (2) the possible economic and social impact of the proposed offer and its consummation on Old Kent and its subsidiaries and their employees, customers, and depositors; (3) the possible economic and social impact of the proposed offer and its consummation on the communities in which Old Kent and its subsidiaries operate or are located; (4) the business, financial condition, safety, soundness, and earning prospects of the offering party; (5) the competence, experience, and integrity of the offering party and its management; and (6) the intentions of the offering party regarding the use of the assets of Old Kent to finance the transaction.

          Home's Articles of Incorporation do not include a similar provision.

Public Markets for Old Kent's and Home's Shares

          Old Kent common stock is listed on the New York Stock Exchange. Home common stock is listed on The Nasdaq Stock Market's National Market. Old Kent's preferred stock is not listed on any stock market or exchange.

Restrictions on Affiliates of Home

          All shares of Old Kent common received by Home shareholders in the merger will be freely transferable, except that shares of Old Kent common stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act of 1933) of Home before the merger may only be resold in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Home generally include individuals or entities that control, are controlled by, or are under common control with, Home and may include certain officers, directors, and principal shareholders of Home.

          This prospectus and proxy statement covers Old Kent common stock to be issued in connection with the merger. It does not cover any resales of Old Kent common stock to be received by affiliates upon completion of the merger, and no person is authorized to make any use of this prospectus and proxy statement in connection with any such resale.

          Pursuant to the Merger Agreement, each person identified by Home as an affiliate executed a written agreement to the effect that such persons will not offer or sell or otherwise dispose of any of the shares of Old Kent common stock issued to such persons in the merger in violation of the Securities Act.

          Subject to the terms and conditions of the Merger Agreement, each affiliate of Home has agreed that he or she will use his or her best efforts to cause the Merger Agreement to be adopted by the shareholders of Home and completed according to its terms. Each affiliate has also agreed not to solicit, negotiate, discuss, accept, or approve any offers or proposals from, or enter into any agreement with, any third party concerning a tender offer, merger, consolidation, share exchange, or other business combination involving Home or concerning the offer, sale, or disposition of any material assets of Home.

Material Federal Income Tax Consequences

          The following general discussion summarizes the material federal income tax consequences of the merger and is based on the Internal Revenue Code, the regulations promulgated under the Internal Revenue Code, existing administrative interpretations, and court decisions. Future legislation, regulations, administrative interpretations, or court decisions could significantly change such authorities either prospectively or retroactively. This summary does not address all aspects of federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules regarding shareholders who are not citizens or residents of the United States, or who are financial institutions, or tax-exempt organizations. This discussion also assumes that you hold your shares of Home stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

          It is a condition to the obligations of Home and Old Kent to complete the merger that it receive a tax opinion from Warner Norcross & Judd LLP, Old Kent's counsel, regarding material federal income tax consequences of the merger. Old Kent and Home believe, based on this opinion, that the merger will have the following federal income tax consequences:
•

You will not recognize any gain or loss for federal income tax purposes if you exchange your Home common stock for Old Kent common stock pursuant to the merger, except to the extent of cash is received in lieu of fractional shares;

•	Your tax basis in the Old Kent common stock received as a result of the merger will be the same as your tax basis in your Home common stock surrendered in the exchange; and

•	The holding period of the Old Kent common stock held by you as a result of the exchange will include the period during which you held your Home common stock.

          In addition: (1) the merger will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code and Old Kent and Home will each be a "party to a reorganization" within the meaning of Section 368(b); (2) the basis of the Home's assets in the hands of Old Kent will be the same as the basis of those assets in the hands of Home immediately before the reorganization; (3) no gain or loss will be recognized by Old Kent on the receipt by Old Kent of the assets of Home in exchange for Old Kent common stock and the assumption by Old Kent of the liabilities of Home; and (4) the holding period of the assets of Home in the hands of Old Kent will include the holding period during which such assets were held by Home.

          The tax opinion assumes the absence of changes in existing facts and relies on assumptions, representations, and covenants, including those contained in certificates of officers of Old Kent and Home. The tax opinion neither binds nor precludes the IRS from adopting a contrary position. An opinion of counsel sets forth such counsel's legal judgment and has no binding effect or official status of any kind and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court if the issues are litigated. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local, or foreign income or other tax consequences of the merger to you.

Accounting Treatment

          The merger will be accounted for according to the purchase method of accounting and under the generally accepted accounting principles applicable to purchase accounting at the effective time of the merger.

Dissenters' Rights

          As a record holder of Home common stock, you are not entitled to exercise dissenters' rights as a result of the amendment to Article 11 of Home's Articles of Incorporation or the merger, and you are not entitled to demand payment for your shares under Indiana law.

Voting and Management Information

Voting Securities and Principal Shareholders of Home

          Shareholders of record of Home as of the close of business on July 24, 2000, are entitled to one vote for each share then held. As of this date, Home had 1,983,140 shares of its common stock outstanding.

Major Shareholders

          The following table sets forth each person who was the beneficial owner of more than 5% of Home's outstanding shares of common stock as of July 24, 2000.
	Home Common Stock (1)
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Old Kent Common Stock to be Received in Merger (3)

Employee Stock Ownership Plan 132 East Berry Street P.O. Box 989 Fort Wayne, Indiana 46801-0989	202,007(2)	10.19%	140,293

Directors and Executive Officers

          The following table sets forth certain information concerning the number of shares of Home common stock held as of July 24, 2000, by each of Home's directors, its chief executive officer, and each continuing officer who earned in excess of $100,000 in the last fiscal year, the five most highly compensated executive officers of Home in 1999, and all of Home's directors and executive officers as a group. Information with respect to shares held in certain Home benefit plans incorporated in the following table is based on the most recent information available for those plans, as indicated in the footnotes to the table.

	Home Common Stock(1)
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (4)	Old Kent Common Stock to be Received in Merger (3)

Daniel F. Fulkerson	29,693(5)(6)	1.50%	20,621

Walter A. McComb, Jr.	29,693(5)(7)	1.50%	20,621

Donald E. Thornton	11,392(8)		7,911

C. Philip Andorfer	18,925(5)(9)		13,143

Richard P. Hormann	29,693(5)(10)	1.50%	20,621

Rod M. Howard	23,693(5)(11)	1.19%	16,454

Luben Lazoff	24,993(5)(12)	1.26%	17,357

Marvin C. Schumm	0	-	-

All 11 directors and executive officers as a group (including those named above)	192,813(13)(14)	9.53%	133,908

____________________________

*Less than 1%.

(1)

The information shown in this column is based upon information furnished to Home by the individuals named in the table. Except as set forth in the following notes, each individual has sole voting power and investment power with respect to the shares owned by him or her.

(2)

The amount reported represents shares held by the Employee Stock Ownership Plan (referred to as "ESOP"), 70,697 shares of which have been allocated to accounts of participants as of the record date. First Bankers Trust Company, N.A., Quincy, Illinois, the trustee of the ESOP, may be deemed to beneficially own the shares held by the ESOP that have not been allocated to accounts of participants. Unallocated shares will be voted as determined by the majority vote of the voted allocated shares.

(3)

This column reflects the number of shares of Old Kent common stock to be issued to the specified person in exchange for the number of shares of Home common stock owned as of July 24, 2000 by such person as shown above. Each of these specified persons will own less than 1% of the Old Kent's common stock after the exchange.

(4)	Based upon 1,983,140 shares outstanding as of July 24, 2000. Shares shown as beneficially owned by more than one beneficial owner in the table are included only once in the group to avoid duplication.

(5)

Included in the shares of Home common stock beneficially owned by such individual are options to purchase shares of common stock immediately exercisable within 60 days of the record date as follows: Mr. Lazoff - 7,720 shares; Mr. Andorfer - 6,393 shares; Mr. Hormann - 11,020 shares; and Mr. Fulkerson - 2,754 shares. Excludes 918 restricted shares granted under Home's Recognition and Retention Plan (referred to as the "RRP") to such individual as to which the voting power has been transferred to a third party until such restricted shares are vested and no longer subject to restriction. Such shares will be voted by the third party in the same manner as the majority vote of the voted allocated shares under the ESOP.

(6)

Also included in the shares of common stock beneficially owned by Mr. Fulkerson are (i) 19,439 shares owned individually over which he has sole voting and dispositive power and (ii) 7,500 shares owned jointly by Mr. Fulkerson and his wife over which Mr. Fulkerson has shared voting and dispositive power.

(7)

Also included in the shares of common stock beneficially owned by Mr. McComb are (i) 22,193 shares owned individually over which he has sole voting and dispositive power and (ii) 7,500 shares owned individually by Mr. McComb's wife over which Mr. McComb has shared voting and dispositive power.

(8)

Included in the shares of common stock beneficially owned by Mr. Thornton are (i) 3,286 shares owned individually over which he has sole voting and dispositive power, (ii) 5,352 shares held in Mr. Thornton's account by the ESOP over which he has sole voting and shared dispositive power and (iii) an option to purchase 2,754 shares of Common Stock granted to Mr. Thornton under the Stock Option Plan. Excludes 918 restricted shares granted under the RRP as to which the voting power has been transferred to a third party until such restricted shares are vested and no longer subject to restriction. Such shares will be voted by the third party in the same manner as the majority vote of the voted allocated shares under the ESOP.

(9)

Also included in the shares of common stock beneficially owned by Mr. Andorfer are (i) 3,218 shares owned individually over which he has sole voting and dispositive power and (iii) 9,164 shares owned by Mr. Andorfer and his wife jointly and 150 shares owned by his wife individually over which Mr. Andorfer has shared voting and dispositive power.

(10)	Also included in the shares of common stock beneficially owned by Mr. Hormann are (i) 18,673 shares owned individually over which he has sole voting and dispositive power.

(11)

Also included in the shares of common stock beneficially owned by Mr. Howard are (i) 21,971 shares owned individually over which he has sole voting and dispositive power and (ii) 1,722 shares owned by his wife individually over which Mr. Howard has shared voting and dispositive power.

(12)

Also included in the shares of common stock beneficially owned by Mr. Lazoff are (i) 13,273 shares owned individually over which he has sole voting and dispositive power and (ii) 4,000 shares owned by his wife individually over which Mr. Lazoff has shared voting and dispositive power.

(13)

Amounts include shares held directly, as well as shares held jointly with family members, held in retirement accounts, held in a fiduciary capacity or held by certain family members, with respect to which shares the listed individuals may be deemed to have sole voting and/or investment power. This amount also includes (i) 14,830 shares of common stock allocated to the accounts of executive officers under the ESOP over which the executive officers have sole voting and shared dispositive power, and (ii) options to purchase 40,724 shares of common stock granted to directors and executive officers under the Home's 1995 Stock Option and Incentive Plan (the "Stock Option Plan") that are immediately exercisable within 60 days of the record date.

(14)

Excludes 7,693 restricted shares granted to directors and executive officers under the RRP as to which the voting power has been assigned to a third party until such restricted shares are vested and no longer subject to restriction. Such shares will be voted by the third party in the same manner as the majority vote of the voted allocate shares under the ESOP.

Interests of Certain Persons in the Merger

          Certain members of Home's or Home Loan Bank's management and board of directors may be deemed to have certain interests in the merger in addition to their interests as shareholders of Home generally. The Home board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

Change in Control Agreements

          Four of Home Loan Bank's executive officers, Donald E. Thornton, John E. Fitzgerald, Gary L. Hemrick, and Timothy A. Sheppard have employment agreements with Home that contain change of control provisions. Each employment agreement states that if the executive officer's employment is involuntarily terminated other than for cause in connection with or within 12 months after a change in control of Home, the executive shall be entitled to receive a cash amount equal to 299% of the executive's base amount, as defined in Section 280G of the Internal Revenue Code, and health insurance benefits for the remainder of their respective employment terms. If payments or benefits rendered upon the executive officer's termination would be nondeductible for federal income tax purposes because of Section 280G of the Internal Revenue Code, the aggregate present value of such payments or benefits would be reduced to the extent necessary to avoid nondeductibility.

          If the four executive officers are involuntarily terminated other than for cause and in connection with (or within 12 months after) a change in control of Home, the executives would be entitled to receive payments in a combination of cash and health insurance benefits valued at the following approximated amounts: Donald E. Thornton, $238,000; John E. Fitzgerald, $141,000; Gary L. Hemrick, $191,000; and Timothy A. Sheppard, $84,000.

Conversion of Stock Options

          Home's stock option plan includes a term that would cause the stock options of Home's management and directors who participate in these plans to be converted if Home undergoes a change of control, such as the merger between Old Kent and Home. Under Home's stock option plan and the Merger Agreement, these stock options would be converted into the right to receive an amount equal to the excess of the fair market value on the date of exercise of a number of shares of Old Kent common stock equal to the Exchange Ratio over the option price under the plan multiplied by the number of shares of Home common stock for which the option is exercised. This amount will be payable fully in Old Kent common stock.

Indemnification; Directors and Officers Insurance

          Old Kent has agreed to honor the rights to indemnification and advancement of expenses now existing in favor of the directors and officers of Home and Home Loan Bank under their articles of incorporation or Bylaws.

These enforceable contractual rights will remain in effect following the merger and will continue with respect to acts or omissions occurring before the Effective Time with the same force and effect as before the Effective Time. For the specific terms of the agreement concerning indemnification and insurance, see "The Merger and Merger Agreement - Insurance and Indemnification" above.

General Information

Independent Public Accountants

          The financial statements of Old Kent incorporated by reference in this prospectus and proxy statement and elsewhere in the Registration Statement of which this prospectus and proxy statement is a part, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

          The financial statements of Home incorporated by reference in this prospectus and proxy statement and elsewhere in the Registration Statement of which this prospectus and proxy statement is a part, to the extent and for the periods indicated in their reports, have been audited by Crowe, Chizek and Company LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

Shareholder Proposals

          If Home shareholders approve the Proposed Amendment and adopt the Merger Agreement and the merger is completed, you will become a shareholder of Old Kent and there will be no annual meeting of Home shareholders in 2001. If the merger is not completed, proposals of Home shareholders intended to be presented at the annual meeting of shareholders in 2001 must have been received by Home for consideration for inclusion in its proxy statement on or before _______, 2000.

Legal Opinions

          Certain legal matters in connection with the proposed merger will be passed upon for Old Kent by its general counsel, Warner Norcross & Judd LLP of Grand Rapids, Michigan, and for Home by its special counsel, Thompson Hine & Flory LLP of Columbus, Ohio.

          As of _______, 2000, partners in and attorneys employed by or associated with Warner Norcross & Judd LLP and their associates were beneficial owners of a total of approximately _____ shares of Old Kent common stock having an approximate aggregate market value of $ as of such date and no shares of Home common stock. Shares reported as beneficially owned include all shares as to which such persons have direct or indirect, sole or shared, power to direct voting or disposition, including personal shares as well as shares held in fiduciary capacities.

Sources of Information

          Old Kent has supplied all information contained or incorporated by reference in this prospectus and proxy statement relating to Old Kent. Home has supplied all such information relating to itself and Austin Financial.

Where You Can Find More Information

          Old Kent has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the offering of Old Kent common stock to be issued by Old Kent in the merger. This prospectus and proxy statement is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this prospectus and proxy statement does not contain all of the information contained in the registration statement or the exhibits to the registration statement.

          Old Kent and Home are subject to the informational requirements of the Exchange Act. Accordingly, each files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Old Kent or Home files at the SEC's Public Reference

Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Old Kent's and Home's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

          The Securities and Exchange Commission allows Old Kent and Home to incorporate by reference information into this prospectus and proxy statement. This means that Old Kent and Home can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and proxy statement, except for any information superseded by information in this prospectus and proxy statement. This prospectus and proxy statement incorporates by reference the documents set forth below that Old Kent and Home have previously filed with the SEC. These documents contain important information about Old Kent and Home and their finances. Note that Home's Annual Report to Shareholders for the year ended September 30, 1999 and Part I of Home's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2000 are included as Appendix D and Appendix E, respectively, to the prospectus and proxy statement.
Old Kent SEC Filings (File No. 0-14591) Annual Report on Form 10-K Quarterly Reports on Form 10-Q Current Reports on Form 8-K Registration Statement on Form 8-A Registration Statement on Form 8-B/A

Period
Year ended December 31, 1999
Quarter ended March 31, 2000
Filed on January 24, February 14, February 22, March 2, April 5,
               April 25, April 28, May 19, June 20, June 21, and
               July 27, 2000
Filed on November 2, 1998
Filed on December 31, 1998

Home SEC Filings (File No. 0-20987) Annual Report on Form 10-K Annual Report to Shareholders Quarterly Reports on Form 10-Q Current Reports on Form 8-K

Period
Fiscal year ended September 30, 1999
Year ended September 30, 1999
Quarters ended December 31, 1999 and March 31, 2000
Filed on October 31, 21, 22, and December 17, 1999, and
               January 27, February 16, March 24, May 16, June 20,
               and June 23, 2000

          All documents subsequently filed by Old Kent and Home with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15 of the Exchange Act between the date of this prospectus and proxy statement and the date of the special meeting are also incorporated by reference into this prospectus and proxy statement.

          Documents incorporated by reference are available from Old Kent and Home without charge to Home shareholders. You may obtain documents incorporated by reference in this prospectus and proxy statement by requesting them in writing or by telephone from the appropriate party at the following addresses:
Old Kent Financial Corporation Attn: Mary E. Tuuk, Secretary 111 Lyon Street N.W. Grand Rapids, Michigan 49503 Tel: (616) 771-5272	Home Bancorp Attn: Gary L. Hemrick, Secretary 132 East Berry Street, P.O. Box 989 Fort Wayne, Indiana 46801-0989 Tel: (219) 422-3502

If you would like to request documents, please do so by _______, 2000, to receive them before the special meeting.

          You should rely only on the information contained or incorporated by reference in this prospectus and proxy statement to vote on the merger. Neither Old Kent nor Home has authorized anyone to provide you with information that is different from what is contained in this prospectus and proxy statement.

          This prospectus and proxy statement is dated as of the date set forth on the cover page. You should not assume that the information contained in this prospectus and proxy statement is accurate as of any date other than such date, and neither the mailing of this prospectus and proxy statement to you nor the issuance of Old Kent common stock in the merger shall create any implication to the contrary.

Forward-Looking Statements

          This prospectus and proxy statement and the documents incorporated in this prospectus and proxy state-ment by reference contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates, and projections about the financial services industry, the economy, and about Old Kent and Home themselves. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied, or forecasted in such forward-looking statements.

          Future factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behaviors as well as their ability to repay loans; the ability to locate, correct, and convert all relevant computer codes and data; the vicissitudes of the national economy; and the possibility that expected cost savings from the acquisition of Home by Old Kent and other mergers and acquisitions in which Old Kent is involved might not be fully realized within the expected time frame. Neither Old Kent nor Home undertakes any obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

APPENDIX A AGREEMENT AND PLAN OF MERGER among HOME BANCORP, OLD KENT FINANCIAL CORPORATION and OK ACQUISITION CORPORATION Dated as of June 15, 2000

A-i

A-ii

A-iii

Table of Contents -- Continued --
Page

DEFINITIONS

Asset Sale	A-31
Austin	A-20
Bank Integration	A-32
Book Entry Shares	A-4
Business Day	A-2
Business Combination	A-28
Call Reports	A-12
CERCLA	A-19
Certificates of Merger	A-2
Closing	A-1
Constituent Corporation	A-1
Control	A-10
Designated Contracts	A-34
Effective Time	A-2
Employee Benefit Plan	A-18
Employment-Related Payments	A-17
Environmental Risk	A-30
Environmental Laws	A-19
ERISA	A-18
ESOP	A-25
ESOP Loan Agreement	A-31
Exchange Act	A-22
Exchange Ratio	A-2
Exchange Agent	A-4
FDIA	A-7
FDIC	A-8
Federal Bank Holding Company Act	A-7
Federal Reserve Board	A-7
Fiduciary Event	A-26
GAAP	A-8
Hazardous Substance	A-19
HOLA	A-10
Home Plans	A-31
Home Affiliate Agreements	A-27
Home Pension Plan	A-18
Home Bank	A-10
Home	A-1
Home Disclosure Statement	A-10
Home Common Stock	A-2
Home's Real Property	A-15
Home's Financial Statements	A-12
Home's Leased Real Property	A-15
Home's Leases	A-16
Home's Representatives	A-20
Home-Related Person	A-21
Implementation Agreements	A-31
Indiana Act	A-1
Insurance Amount	A-28
Internal Revenue Code	A-1

A-iv

Table of Contents -- Continued --
Page

IRS	A-14
Knowledge	A-37
Material Adverse Effect	A-37
Merger	A-1
MergerSub	A-1
Michigan Banking Code	A-32
Michigan Act	A-1
NYSE	A-2
OK Invest Direct	A-3
Old Kent	A-1
Old Certificates	A-4
Old Kent Rights	A-7
Old Kent's Financial Statements	A-8
Old Kent Common Stock	A-2
Old Kent Disclosure Statement	A-6
Old Kent Rights Agreement	A-7
Option Plan	A-4
Option Agreement	A-1
OTS	A-10
PBGC	A-18
Permitted Issuances	A-4
Phase II and III Work	A-30
Phase I	A-30
Plan of Merger	A-1
Premises	A-19
Proposal	A-28
Prospectus and Proxy Statement	A-9
Registration Statement	A-9
Restricted Stock Plan	A-6
SEC	A-9
Securities Act	A-27
Shareholders' Meeting	A-26
Stock Distribution	A-3
Superior Proposal	A-26
Surviving Corporation	A-1
Tax Returns	A-14
Taxes	A-14
Technology-Related Contracts	A-27
Transaction Documents	A-9
Unexercised Options	A-5

EXHIBITS

     A     --     Form of Stock Option Agreement [Included as Appendix B]
     B     --     Form of Disclosure Statement [omitted]
     C     --     Schedule of Additional Information [omitted]
     D     --     Form of Home Affiliate Agreement [omitted]
     E      --     Form of Legal Opinion of Home's Counsel [omitted]
     F      --     Designated Contracts [omitted]
     G     --     Form of Legal Opinion of Old Kent's Counsel [omitted]

A-v

AGREEMENT AND PLAN OF MERGER

          This Agreement and Plan of Merger (this "Plan of Merger") is made as of June 15, 2000, among Home Bancorp, an Indiana corporation, headquartered at 132 E. Berry Street, Fort Wayne, Indiana ("Home "), Old Kent Financial Corporation, a Michigan corporation ("Old Kent"), and OK Acquisition Corporation, a Michigan corporation, each headquartered at 111 Lyon Street NW, Grand Rapids, Michigan ("MergerSub").

          Old Kent and Home desire that Home and its subsidiary become affiliated with Old Kent. The affiliation would be effected through the merger of MergerSub with and into Home in accordance with this Plan of Merger, the Business Corporation Act of the State of Michigan, as amended (the "Michigan Act"), and the Indiana Business Corporation Law, as amended (the "Indiana Act"). The transactions contemplated by, and described in, this Plan of Merger are referred to as the "Merger."

          Old Kent has formed MergerSub solely for the purpose of effectuating the Merger. As soon as reasonably practicable following the consummation of the Merger, Old Kent intends to cause Home to be liquidated and dissolved .

          It is intended that, for federal tax purposes, the Merger qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

          As a condition to, and concurrently with the execution of, this Plan of Merger, Home and Old Kent are entering into a Stock Option Agreement attached as Exhibit A (the "Option Agreement"). Home's execution and delivery of the Option Agreement is an inducement for Old Kent to enter into this Plan of Merger.

          In consideration of the representations, warranties, and covenants contained in this Plan of Merger, the parties agree:

ARTICLE I - THE TRANSACTION

          Subject to the terms and conditions of this Plan of Merger, the Merger shall be carried out in the following manner:

          1.1          Merger of MergerSub with and into Home. Subject to the terms and conditions herein, at the Effective Time, MergerSub shall be merged with and into Home. Home and MergerSub are each sometimes referred to as a "Constituent Corporation" prior to the Merger. At the Effective Time, the Constituent Corporations shall become a single corporation, which shall be Home (the "Surviving Corporation"). The effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in Chapter Seven of the Michigan Act and Chapter 40 of the Indiana Act with respect to the merger of domestic and foreign corporations, where the surviving corporation will be subject to the laws of the State of Indiana. In the event that Old Kent is advised by its independent tax accountants that a different corporate structure for the transactions contemplated by this Plan of Merger would be more advantageous to Old Kent from a financial, tax, or accounting perspective, then Home shall cooperate with Old Kent to effect a restructuring of these transactions; provided, that the Merger continues to qualify as a tax-free reorganization under the Internal Revenue Code, the Effective Time of the Merger is not delayed by more than 30 days, and the alternative structure does not alter or change the amount or kind of consideration to be issued to Home's shareholders.

          1.2          The Closing. The "Closing" for the Merger shall be held at such time, date, and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall be held at the offices of Warner Norcross & Judd LLP, 111 Lyon Street, N.W., Grand Rapids, Michigan, commencing at 11 a.m. on the earliest date specified by either Old Kent or Home upon five Business Days' (defined below) written notice (or at the election of Old Kent, on the last Business Day of the month) after the last to occur of the following events: (a) receipt of all consents and approvals of government regulatory authorities, and the expiration of all related statutory waiting periods, legally required to consummate the Merger; and (b) approval of this Plan of Merger by Home's shareholders. Scheduling or commencing the Closing shall not, however, constitute a waiver of the conditions precedent of either Old Kent and MergerSub or Home as set forth in Articles VI and VII, respectively. Notwithstanding the above, without Old Kent's express written consent, the Closing shall not be convened before October 2, 2000. Upon completion of the Closing,

Home and MergerSub shall each promptly execute and file the certificate of merger as required by the Michigan Act and the Indiana Act to effect the Merger (together, the "Certificates of Merger"). No party shall take any action to revoke either or both of the Certificates of Merger after their filing without the written consent of the other party.

          1.3          Effective Time of the Merger. The Merger shall be consummated following the Closing by filing the Certificates of Merger in the manner required by law. The " Effective Time" of the Merger shall be as of the time and date to be elected by Old Kent and specified in the Certificates of Merger, but not later than five Business Days after the Closing occurs. As used in this Plan of Merger, the term "Business Day " means any day other than a day on which the New York Stock Exchange ("NYSE") is closed.

          1.4          Additional Actions. At any time after the Effective Time, the Surviving Corporation may determine that deeds, assignments, or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of MergerSub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Plan of Merger. MergerSub hereby grants to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time. The officers and directors of the Surviving Corporation shall be fully authorized in the name of MergerSub to take any and all such actions contemplated by this Plan of Merger.

          1.5          Surviving Corporation. As of and immediately after the Effective Time, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by law:

          1.5.1          Name. The name of the Surviving Corporation shall be "Home Bancorp."

          1.5.2          Articles of Incorporation . The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Home as in effect immediately prior to the Effective Time, without change.

          1.5.3          Bylaws. The bylaws of the Surviving Corporation shall be the bylaws of Home as in effect immediately prior to the Effective Time, without change.

          1.5.4          Officers. The officers of MergerSub immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold with the Surviving Corporation the same offices as they hold with MergerSub.

ARTICLE II - CONVERSION AND EXCHANGE OF SHARES

          Subject to the terms and conditions of this Plan of Merger and as a result of the Merger, all common stock, without par value, of Home ("Home Common Stock") shall be converted into Common Stock, $1.00 par value, of Old Kent ("Old Kent Common Stock") as follows:

          2.1          Conversion of Shares. As of the Effective Time:

          2.1.1          Conversion of Home Common Stock. Except as provided in this Article II, each share of Home Common Stock outstanding immediately prior to the Effective Time shall be converted automatically into and become 0.6614 (the "Exchange Ratio") shares of validly issued, fully paid, and nonassessable Old Kent Common Stock.

          2.1.2          Old Kent Rights. Each share of Old Kent Common Stock to be issued in the Merger shall have attached to it the number of "Old Kent Rights" issuable pursuant to the "Old Kent Rights Agreement" (as those terms are defined in Section (Classes and Shares - Old Kent)) that are attached to each issued and outstanding share of Old Kent Common Stock at the Effective Time.

          2.1.3          Conversion of MergerSub Common Stock. Each share of Common Stock of MergerSub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation.

          2.1.4          No Conversion of Old Kent Common Stock. Each share of Old Kent Common Stock and each Old Kent Right outstanding immediately prior to the Effective Time shall continue to be outstanding without any change.

          2.1.5          Stock Held by Old Kent. Each share of Home Common Stock, if any, held by Old Kent or any of its subsidiaries for its own account, and not in a fiduciary or representative capacity for a person other than Old Kent or any of its subsidiaries, shall be canceled and no consideration shall be issuable or payable with respect to any such share.

          2.1.6          Treasury Shares. Each share of Home Common Stock held by Home as a treasury share, if any, shall be canceled and no Old Kent Common Stock or other consideration shall be issuable or payable with respect to any such share.

          2.1.7          Home Common Stock No Longer Outstanding. Each share of Home Common Stock outstanding immediately prior to the Effective Time shall, as of the Effective Time, no longer be outstanding and each certificate previously representing such shares of Home Common Stock shall thereafter represent only the right to receive shares of Old Kent Common Stock into which such shares of Home Common Stock were converted, together with any dividends and other distributions payable as provided in Section (Dividends Pending Surrender), but subject to payment of cash in lieu of fractional shares.

          2.2          Adjustments. The Exchange Ratio shall be adjusted in the manner provided in this Section upon the occurrence of any of the following events:

          2.2.1          Stock Dividends and Distributions. If Old Kent declares a stock dividend, stock split, or stock split-up (a "Stock Distribution") of Old Kent Common Stock payable to its holders as of a record date prior to the Effective Time, then the Exchange Ratio shall be adjusted by multiplying it by a fraction (i) the numerator of which shall be the total number of shares of Old Kent Common Stock that are outstanding as of the record date for such Stock Distribution plus the additional number of shares to be issued in the Stock Distribution computed as of that record date; and (ii) the denominator of which shall be the total number of shares of Old Kent Common Stock outstanding as of the Stock Distribution's record date.

          2.2.2          Other Action Affecting Old Kent Common Stock. In the event of a reclassification of outstanding shares of Old Kent Common Stock or a consolidation or merger of Old Kent with or into another corporation, other than a merger in which Old Kent is the surviving corporation and which merger does not result in any reclassification of Old Kent Common Stock, holders of Home Common Stock would receive, in lieu of each share of Old Kent Common Stock to be issued in exchange for Home Common Stock based on the Exchange Ratio, the kind and amount of shares of Old Kent stock, other securities, money, and/or property receivable upon such reclassification, consolidation, or merger by holders of Old Kent Common Stock with respect to each share of Old Kent Common Stock outstanding immediately prior to such reclassification, consolidation, or merger.

          2.2.3          No Adjustment. Notwithstanding any other provisions of this Section, no adjustment shall be made in the event of issuance of additional shares of Old Kent Common Stock pursuant to (a) the direct stock purchase and dividend reinvestment plan of Old Kent ("OK Invest Direct"); (b) the exercise of stock options awarded under stock option plans of Old Kent, or upon the grant or sale of shares or rights to receive shares to, or for the account of, Old Kent directors or employees pursuant to any restricted stock, deferred stock compensation, thrift, employee stock purchase, and other compensation or benefit plans of Old Kent;

(c) a public offering, private placement, or an acquisition of one or more banks, businesses, or business assets as authorized by the board of directors of Old Kent or a duly authorized committee of the board; or (d) conversion of Series D Perpetual Preferred Stock.

          2.2.4          Changes in Capital. Subject only to making any adjustment to the Exchange Ratio and related computations prescribed by this Section, nothing contained in this Plan of Merger shall preclude Old Kent from amending its restated articles of incorporation to change its capital structure or from issuing additional shares of Old Kent Common Stock, preferred stock, shares of other capital stock, or securities that are convertible into shares of capital stock.

          2.3          Increase in Outstanding Shares of Home Common Stock. If the number of shares of Home Common Stock outstanding is greater than 1,971,124 for any reason whatsoever (whether or not such increase constitutes a breach of this Plan of Merger), other than as a result of Permitted Issuances (defined below); then the Exchange Ratio shall be adjusted by multiplying it by a fraction (i) the numerator of which shall be 1,971,124; and (ii) the denominator of which shall be the total number of shares of Home Common Stock outstanding as of the Effective Time of the Merger, excluding Permitted Issuances. "Permitted Issuances" include and are limited to the issuance of not more than 88,756 shares upon exercise of currently outstanding Home stock options awarded under the Home Bancorp 1995 Stock Option and Incentive Plan (the "Option Plan ").

          2.4          Cessation of Shareholder Status. As of the Effective Time, each record holder of shares of Home Common Stock outstanding immediately prior to the Effective Time shall cease to be a shareholder of Home and shall have no rights as a shareholder of Home. Each stock certificate representing shares of Home Common Stock outstanding immediately prior to the Effective Time ("Old Certificates") shall then be considered to represent shares of Old Kent Common Stock and the right, if any, to receive cash in lieu of fractional shares, all as provided in this Plan of Merger.

          2.5          Surrender of Old Certificates and Distribution of Old Kent Common Stock. After the Effective Time, Old Certificates shall be exchangeable by holders for book entry shares registered on Old Kent's stock transfer records ("Book Entry Shares") or new stock certificates representing the number of shares of Old Kent Common Stock to which such holders shall be entitled in the following manner:

          2.5.1          Transmittal Materials. As soon as practicable after the Effective Time, Old Kent shall send or cause to be sent to each record holder of Home Common Stock as of the Effective Time transmittal materials for use in exchanging that holder's Old Certificates pursuant to the following options: (a) receiving Book Entry Shares and enrolling in OK Invest Direct; (b) receiving Book Entry Shares (but without enrolling in OK Invest Direct); or (c) receiving Old Kent Common Stock certificates. The transmittal materials will contain instructions with respect to the surrender of Old Certificates and the selection of these exchange options. In the absence of a selection among these exchange options, the shareholder shall receive Book Entry Shares without enrolling in OK Invest Direct.

          2.5.2          Exchange Agent. On or prior to the Effective Time, Old Kent will deliver to Old Kent Bank or such other bank or trust company as Old Kent may designate (the " Exchange Agent"), written notice of the number of shares of Old Kent Common Stock issuable in the Merger and a commitment to pay the amount of cash payable for fractional shares in the Merger when and as determined. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to such shares of Old Kent Common Stock, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the record holders entitled to such shares.

          2.5.3          New Stock Registrations. Old Kent shall cause the Exchange Agent to promptly register the shares of Old Kent Common Stock issuable to former Home shareholders of record in such manner, in the names, and to the addresses that appear on Home's stock records as of the Effective Time, or in such other name or to such other address as may be specified by the shareholder of record in transmittal documents received by the Exchange Agent; provided, that with respect to each former Home shareholder, the Exchange

Agent shall have received all of the Old Certificates held by that shareholder, or an affidavit of loss and indemnity bond for such certificate or certificates, together with properly executed transmittal materials; and such certificates, transmittal materials, affidavits, and bonds are in a form and condition reasonably acceptable to Old Kent and the Exchange Agent.

          2.5.4          Dividends Pending Surrender. Whenever a dividend is declared by Old Kent on Old Kent Common Stock that is payable to shareholders of record of Old Kent Common Stock as of a record date after the Effective Time, the declaration shall include dividends on all shares issuable under this Plan of Merger. No former shareholder of Home shall be entitled to receive a distribution of any such dividend until the Exchange Agent has received all of that shareholder's Old Certificates (or an affidavit of loss and indemnity bond for such certificates) pursuant to properly submitted transmittal materials. Upon the exchange of that shareholder's Old Certificates (or an affidavit of loss and indemnity bond for such certificates), the shareholder shall be entitled to receive from Old Kent an amount equal to all such dividends (without interest thereon and less the amount of taxes, if any, that may have been imposed or paid thereon) declared and paid with respect to the shares of Old Kent Common Stock represented thereby. If such shareholder has then elected to enroll in OK Invest Direct, such amount shall be credited as a cash purchase for investment at the plan's next regular investment date.

          2.5.5          Stock Transfers. After the Effective Time, there shall be no transfers on Home's stock transfer books of the shares of Home Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates are properly presented for transfer, they shall be canceled and exchanged for shares of Old Kent Common Stock as provided in this Plan of Merger. After the Effective Time, ownership of such shares as are represented by any Old Certificates may be transferred only on the stock transfer records of Old Kent.

          2.5.6          Exchange Agent's Discretion. The Exchange Agent shall have discretion to determine and apply reasonable rules and procedures relating to the exchange (or lack thereof) of Old Certificates and the registration of the shares of Old Kent Common Stock into which shares of Home Common Stock are converted in the Merger and governing the payment for fractional shares of Home Common Stock.

          2.6          No Fractional Shares. No certificates or scrip representing fractional shares of Old Kent Common Stock shall be issued in the Merger upon the surrender of Old Certificates. No fractional interest in any share of Old Kent Common Stock resulting from the Merger shall be entitled to any part of a dividend, distribution, or stock split with respect to shares of Old Kent Common Stock nor entitle the record holder to vote or exercise any rights of a shareholder with respect to that fractional interest. In lieu of issuing any fractional share, each holder of an Old Certificate who would otherwise have been entitled to a fractional share of Old Kent Common Stock upon surrender of all Old Certificates for exchange shall be paid an amount in cash (without interest) equal to such fraction of a share multiplied by the closing price per share of Old Kent Common Stock on the NYSE for the second trading day prior to the date of the Closing, as reported in the Dow Jones News/Retrieval system, or other equally reliable means. If the holder of record has elected to enroll in OK Invest Direct, then the cash in lieu of fractional shares shall be held for reinvestment at the plan's next regular investment date.

          2.7          Stock Options and Restricted Stock.

          2.7.1          Stock Options. As of the Effective Time of the Merger, Old Kent shall assume the rights, duties and obligations of Home under the Option Plan. The duration and terms and conditions of the assumed options shall be the same as the original Home options, except that any reference to Home shall be considered to be references to Old Kent. Each participant to whom a stock option was granted at least six months prior to the Effective Time under the Option Plan and that is unexercised at the Effective Time ("Unexercised Options") shall have the right, at and after the Effective Time (but subject to the provisions of the Option Plan and any limitation or vesting period applicable to such Unexercised Option), during the term of each such Unexercised Option, to receive upon exercise of any such Unexercised Option (upon written notice to Old Kent as Home's successor, without payment of any consideration) an amount equal to the excess of the fair market value on the date of such exercise of the number of shares of Old Kent Common Stock receivable pursuant to this Plan of Merger for one share of Home Common Stock over the exercise price of such Unexercised Option, multiplied by the number of shares of Home Common Stock for which such Unexercised Option shall have been exercised. Such amount shall be payable fully in Old Kent Common Stock. Old Kent shall be entitled to withhold from any such payment shares of Old Kent Common Stock equal in market value to any state and federal tax withholding obligation associated with such payment. Old Kent shall use commercially reasonable efforts to file before or promptly after the Effective Time, and in no event later than 45 days after the Effective Time, and use commercially reasonable efforts to maintain the effectiveness of, a registration statement with the SEC covering such options and the sale of the Old Kent Common Stock issuable upon exercise of such options so long as unexercised options remain outstanding. At the Effective Time, the Option Plan shall be terminated with respect to the granting of any additional options or option rights.

          2.7.2          Restricted Stock. As of the Effective Time of the Merger, Old Kent shall assume the rights, duties and obligations of Home under the Home Recognition and Retention Plan (" Restricted Stock Plan"). The terms and conditions of the assumed plan and the restricted stock issued thereunder shall be the same as the original Restricted Stock Plan and restricted stock, including vesting provisions, except that the Home Common Stock issued pursuant to the Restricted Stock Plan shall be converted into Old Kent Common Stock as provided in Section 2.1.1 (Conversion of Home Common Stock). At the Effective Time, the Restricted Stock Plan shall be terminated with respect to the granting of any additional shares of restricted stock.

ARTICLE III - OLD KENT'S REPRESENTATIONS AND WARRANTIES

          Old Kent represents and warrants to Home that, except as otherwise set forth in the disclosure statement previously furnished to Home by Old Kent (the "Old Kent Disclosure Statement"):

          3.1          Authorization, No Conflicts, Etc.

          3.1.1          Authorization of Agreement. Each of Old Kent and MergerSub has the requisite corporate power and authority to execute and deliver this Plan of Merger and to consummate the Merger. This Plan of Merger and consummation of the Merger have been duly authorized by the Acquisition Committee of the board of directors of Old Kent, this Plan of Merger has been duly adopted by the board of directors of MergerSub and the Plan of Merger has been duly approved by the sole shareholder of MergerSub. No other corporate proceedings on the part of Old Kent or MergerSub are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and constitutes valid and binding obligations of, Old Kent and MergerSub and is enforceable against Old Kent and MergerSub in accordance with its terms.

          3.1.2          No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Old Kent and MergerSub, and the consummation of the Merger by Old Kent and MergerSub, do not and will not violate, conflict with, or result in a breach of: (a) any provision of Old Kent's restated articles of incorporation or bylaws or MergerSub's articles of incorporation or bylaws; or (b) any statute, code, ordinance, rule, regulation, judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to Old Kent or its subsidiaries, assuming the timely receipt of each of the approvals referred to in this Section 3.1.

          3.1.3          Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Old Kent and MergerSub, and the consummation of the Merger by Old Kent and MergerSub, do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or similar regulatory consent agreement to which Old Kent is a party or subject, or by which it is bound or affected.

          3.1.4          Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Old Kent and MergerSub other than in connection or compliance with the provisions of the Michigan Act and the Indiana Act, compliance with federal and state securities laws, compliance with bylaws and rules of the NYSE, and receipt of approvals required under the Bank Holding Company Act of 1956, as amended (the "Federal Bank Holding Company Act"), the Federal Deposit Insurance Act, as amended (the "FDIA"), and the Michigan Banking Code. Old Kent knows of no reason why the regulatory approvals referred to in this Section and Section (Required Approvals) cannot be obtained or why the process would be materially impeded.

          3.2          Organization and Good Standing. Each of Old Kent and MergerSub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Old Kent possesses all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as it is now being conducted in all material respects. Old Kent is a financial holding company and a bank holding company duly registered as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the federal Bank Holding Company Act.

          3.3          Subsidiaries. Old Kent owns all of the issued and outstanding shares of capital stock of Old Kent Bank and MergerSub and owns, directly or indirectly, all of the common stock of its subsidiaries indicated in the Old Kent Financial Statements (as defined below) for the quarter ended March 31, 2000, free and clear of all claims, security interests, pledges, or liens of any kind. Old Kent Bank is duly organized, validly existing, and in good standing as a banking corporation under the laws of the State of Michigan.

          3.4          Capital Stock.

          3.4.1          Classes and Shares--Old Kent. The authorized capital stock of Old Kent consists of 325,000,000 shares divided into two classes, which are: (a) 300,000,000 shares of Old Kent Common Stock, of which, as of June 12, 2000, a total of 130,415,613 shares were validly issued and outstanding; and (b) 25,000,000 shares of preferred stock, without par value, of which (1) 3,000,000 shares are designated Series A Preferred Stock, none of which is issued and outstanding as of the date of this Plan of Merger; (2) 500,000 shares are designated Series B Preferred Stock, none of which is issued and outstanding as of the date of this Plan of Merger; (3) 1,000,000 shares are designated Series C Preferred Stock, none of which is issued and outstanding as of the date of this Plan of Merger; (4) 7,250 shares are designated Series D Perpetual Preferred Stock, all of which is issued and outstanding as of the date of this Plan of Merger; and (5) 2,000 shares are designated Series E Perpetual Preferred Stock, all of which is issued and outstanding as of the date of this Plan of Merger. The 1,000,000 shares of Series C Preferred Stock are reserved for issuance upon exercising of Series C Preferred Stock Purchase Rights (the "Old Kent Rights") governed by a Rights Agreement, dated as of January 20, 1997, as amended, between Old Kent and Old Kent Bank (the "Old Kent Rights Agreement").

          3.4.2          No Other Capital Stock. As of the date of the Plan of Merger: (a) there is no security or class of securities issued and outstanding that represents or is convertible into capital stock of Old Kent, and (b) there is no outstanding subscription, option, warrant, or right to acquire any capital stock of Old Kent, or agreement to which Old Kent is a party or by which it is bound to issue capital stock; except (i) as described in, or as contemplated by, this Plan of Merger; (ii) Series D Perpetual Preferred Stock (which is convertible into Old Kent Common Stock); (iii) the Old Kent Rights (which as of the date of this Plan of Merger were represented by and transferable only with shares of Old Kent Common Stock); (iv) stock options awarded pursuant to stock option plans for directors, officers, or employees of Old Kent or its affiliates; (v) provisions for the grant or sale of shares or the right to receive shares to, or for the account of, employees and directors pursuant to restricted stock, deferred stock compensation, stock purchase and other benefit plans; (vi) shares of Old Kent Common Stock issuable under agreements entered into in connection with mergers or acquisitions of direct or indirect subsidiaries or assets in transactions approved by the Old Kent board of directors or a committee of such board; and (vii) shares of Old Kent Common Stock issuable under OK Invest Direct and employee stock purchase plans.

          3.4.3          Voting Rights. Neither Old Kent nor any of its subsidiaries (other than MergerSub) has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger, or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

          3.4.4          Classes and Shares -- MergerSub. The authorized capital stock of MergerSub consists of 60,000 shares of common stock, of which, as of the execution of this Plan of Merger, a total of 1,000 shares were validly issued and outstanding.

          3.5          Old Kent Common Stock. The shares of Old Kent Common Stock to be issued in the Merger in accordance with this Plan of Merger have been duly authorized and reserved and, when issued as contemplated by this Plan of Merger, will be validly issued, fully paid, and nonassessable shares.

          3.6          Financial Statements.

          3.6.1          Financial Statements. The consolidated financial statements of Old Kent and its subsidiaries as of and for each of the three years ended December 31, 1999, 1998, and 1997, as reported on by Old Kent's independent accountants, and the unaudited consolidated financial statements of Old Kent and its subsidiaries as of and for the quarter ended March 31, 2000, including all schedules and notes relating to such statements (collectively, "Old Kent's Financial Statements"), fairly present, and the unaudited consolidated financial statements of Old Kent and its subsidiaries as of and for each quarter ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders' equity, and cash flows of Old Kent as of the respective dates of and for the periods referred to in such financial statements, all in accordance with generally accepted United States accounting principles ("GAAP") consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which would not, individually or in the aggregate, have a Material Adverse Effect on Old Kent) and the absence of notes (that, if presented, would not differ materially from those included in Old Kent's Financial Statements).

          3.6.2          Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

          (a)          The consolidated reports of condition and income of Old Kent Bank (including any amendments) as of and for each of the years ended December 31, 1997, 1998, and 1999, and the quarter ended March 31, 2000, as filed with the Federal Deposit Insurance Corporation ("FDIC"); and

          (b)          The FR Y-9 and FR Y-6 (including amendments) for Old Kent as of and for each of the years ended December 31, 1997, 1998, and 1999, as filed with the Federal Reserve Board.

All of such reports required to be filed prior to the Closing by Old Kent and/or Old Kent Bank will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed.

          3.7          Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in Old Kent's Financial Statements as of December 31, 1999, as of such date, neither Old Kent nor any of its subsidiaries had liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) as to which there is a reasonable probability that they could have a Material Adverse Effect on Old Kent.

          3.8          Absence of Material Adverse Change. Since December 31, 1999, there has been no change in the financial condition, income, expenses, assets, liabilities or business of Old Kent and its subsidiaries that had or in the future is reasonably likely to have a Material Adverse Effect on Old Kent, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole. No facts or circumstances have been discovered from which it reasonably appears that there is a reasonable probability that there will occur a change that is reasonably likely to have a Material Adverse Effect on Old Kent, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole.

          3.9          Absence of Litigation. There is no action, suit, proceeding, claim, arbitration, or investigation pending or, to Old Kent's knowledge, threatened by any person, including without limitation any governmental or regulatory agency, against Old Kent or any of its subsidiaries, or the assets or business of Old Kent or any of its subsidiaries, any of which has had or is reasonably likely to have a Material Adverse Effect on Old Kent.

          3.10          Regulatory Filings. In the last two years:

          3.10.1          SEC Filings. Old Kent has filed, and will in the future continue to file, in a timely manner all required filings with the Securities and Exchange Commission (the " SEC"), including all reports on Form 10-K and Form 10-Q;

          3.10.2          Regulatory Filings. Old Kent has filed in a timely manner all other material filings with other regulatory bodies for which filings are required; and

          3.10.3          Complete and Accurate. All such filings, as of their respective filing dates, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          3.11          Registration Statement, Etc.

          3.11.1          Transaction Documents. The term "Transaction Documents" shall collectively mean: (i) the registration statement to be filed by Old Kent with the SEC (the " Registration Statement") in connection with the Old Kent Common Stock to be issued in the Merger; (ii) the prospectus and proxy statement (the "Prospectus and Proxy Statement") to be mailed to Home shareholders in connection with the Shareholders' Meeting (defined below); and (iii) any other documents to be filed with the SEC, the Federal Reserve Board, the Michigan Office of Financial and Insurance Services, the Office of Thrift Supervision, the states of Michigan or Indiana, or any other regulatory agency in connection with the Merger.

          3.11.2          Accurate Information. The information to be supplied by Old Kent for inclusion or incorporation by reference in any Transaction Document will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a) at the respective times such Transaction Documents are filed; (b) with respect to the Registration Statement, when it becomes effective; and (c) with respect to the Prospectus and Proxy Statement, when it is mailed and at the time of the Shareholders' Meeting.

          3.11.3          Compliance of Filings. All Transaction Documents that Old Kent is responsible for filing with the SEC or any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law and regulation.

          3.12          Tax Treatment. Old Kent has no knowledge of any reason why the Merger would fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

ARTICLE IV - HOME'S REPRESENTATIONS AND WARRANTIES

          Home represents and warrants to Old Kent and MergerSub that, except as otherwise set forth in the disclosure statement previously furnished to Old Kent by Home (the "Home Disclosure Statement"):

          4.1          Authorization, No Conflicts, Etc.

          4.1.1          Authorization of Agreement. Home has the requisite corporate power and authority to execute and deliver this Plan of Merger and, subject to adoption by Home's shareholders, to consummate the Merger. This Plan of Merger has been duly adopted and the consummation of the Merger has been duly authorized by the board of directors of Home and no other corporate proceedings on the part of Home are necessary to authorize this Plan of Merger or to consummate the Merger, subject only to approval by the shareholders of Home. This Plan of Merger has been duly executed and delivered by, and constitutes valid and binding obligations of, Home and is enforceable against Home in accordance with its terms.

          4.1.2          No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Home, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of any provision of: (a) the articles of incorporation, charter, bylaws, or similar organizational documents of Home or Home's wholly owned subsidiary, Home Loan Bank, F.S.B. ("Home Bank "); or (b) any statute, code, ordinance, rule, regulation, judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to Home or Home Bank, assuming the timely receipt of each of the approvals referred to in Section (Required Approvals). The board of directors of Home (including at least three "Continuing Directors," as defined in Home's articles of incorporation) has approved the transactions contemplated by this Plan of Merger and the Option Agreement such that provisions of Article XII of Home's articles of incorporation and Chapters 42 and 43 of the Indiana Act will not apply to this Plan of Merger or the Option Agreement or any of the transactions contemplated hereby or thereby.

          4.1.3          Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Home, and the consummation of the Merger, do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or any regulatory agreement or commitment to which Home or Home Bank is a party or subject, or by which it is bound or affected.

          4.1.4          Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Home other than in connection or compliance with the provisions of the Michigan Act and Indiana Act, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Federal Bank Holding Company Act, Home Owners Loan Act of 1933, as amended ("HOLA"), the FDIA, and the Michigan Banking Code.

          4.2          Organization and Good Standing. Home is a corporation duly organized, validly existing, and in good standing under the laws of the State of Indiana. Home possesses all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as it is now being conducted in all material respects. Home is a unitary thrift holding company duly registered as such with Office of Thrift Supervision of the United States Department of the Treasury ("OTS ") under the HOLA. Home is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure would not have a Material Adverse Effect on Home.

          4.3          Subsidiary. The only direct or indirect subsidiary of Home is Home Bank.

          4.3.1          Ownership. Except with respect to Home Bank, Home does not have "Control" (as defined in Section 2(a)(2) of the Federal Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any corporation, general or limited partnership, limited liability company, trust or other entity engaged in an active trade or business or that holds any significant assets. Home owns all of the issued and outstanding shares of capital stock of Home Bank, free and clear of any claim, security interest, pledge, or lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock of Home Bank.

          4.3.2          Qualification and Power. Home Bank is duly organized, validly existing, and in good standing as a federal savings bank under the laws of the United States of America. Home Bank was converted from a mutual to a stock form of organization in accordance with the HOLA and all applicable OTS regulations. Home Bank is qualified or admitted to conduct business in Indiana and in each other state where such qualification or admission is required except that state or those states where the failure to be so qualified or admitted would not have a Material Adverse Effect on Home. Home Bank has full corporate power and authority to carry on its business as and where now being conducted.

          4.3.3          Deposit Insurance; Other Assessments. Home Bank maintains in full force and effect deposit insurance through the Savings Association Insurance Fund of the FDIC. Home Bank has fully paid to the FDIC as and when due all assessments with respect to its deposits as are required to maintain such deposit insurance in full force and effect. Home Bank has paid as and when due all material fees, charges, assessments, and the like to each and every governmental or regulatory agency having jurisdiction as required by law, regulation, or rule.

          4.4          Capital Stock.

          4.4.1          Classes and Shares. The authorized capital stock of Home consists of 15,000,000 shares divided into two classes as follows: (a) 10,000,000 shares of common stock, without par value, of which, as of the date of this Plan of Merger, a total of 1,971,124 shares were validly issued and outstanding, 1,407,744 shares were held as treasury shares, and 88,756 shares were reserved for issuance under the Option Plan, all of which were subject to outstanding options as of the date of this Plan of Merger; and (b) 5,000,000 shares of preferred stock, without par value, none of which were issued and outstanding.

          4.4.2          No Other Capital Stock. There is no security or class of securities outstanding that represents or is convertible into capital stock of Home, except for the Option Agreement. There is no outstanding subscription, option, warrant, or right to acquire any capital stock of Home, or any agreement to which Home is a party or by which it is or may be bound to issue capital stock, except for the Option Agreement and the Permitted Issuances.

          4.4.3          Issuance of Shares. After the date of this Plan of Merger, the number of issued and outstanding shares of Home Common Stock is not subject to change before the Effective Time, except for Permitted Issuances and issuances under the Option Agreement.

          4.4.4          Voting Rights. Other than the shares of Home Common Stock described in this Section, neither Home nor Home Bank has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

          4.4.5          Appraisal Rights. No shareholder of Home will be entitled to appraisal rights pursuant to Chapter 44 of Indiana Act as a result of the consummation of the Merger.

          4.5          Financial Statements.

          4.5.1          Financial Statements. The consolidated financial statements of Home as of and for the each of three years ended September 30, 1999, 1998, and 1997, as reported on by Home's independent accountants, and the unaudited consolidated financial statements of Home and Home Bank as of and for the quarters ended

December 31, 1999 and March 31, 2000, including all schedules and notes relating to such statements, as previously delivered to Old Kent (collectively, "Home's Financial Statements"), fairly present, and the unaudited consolidated financial statements of Home and Home Bank as of and for each quarter ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in stockholders' equity, and cash flows of Home as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which would not, individually or in the aggregate, have a Material Adverse Effect on Home) and the absence of notes (that, if presented, would not differ materially from those included in Home's Financial Statements).

No financial statements of any entity or enterprise other than Home Bank are required by GAAP to be included in the consolidated financial statements of Home.

          4.5.2          Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

          (a)          The consolidated reports of condition and income of Home Bank (including any amendments) as of and for each of the fiscal years ended September 30, 1999, 1998, and 1997, and as of and for the fiscal quarters ended December 31, 1999 and March 31, 2000, as filed with the OTS; and

          (b)          The Form H-(b)11 reports (including any amendments) for Home as of and for each of the fiscal years ended September 30, 1999, 1998, and 1997, as filed with the OTS.

All of such reports required to be filed prior to the Effective Time by Home and/or Home Bank will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section are collectively referred to as the "Call Reports."

          4.6          Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in Home's Financial Statements as of September 30, 1999, and March 31, 2000, neither Home nor Home Bank had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) that, as of such date, there was a reasonable possibility that it would have a Material Adverse Effect on Home .

          4.7          Absence of Material Adverse Change. Since September 30, 1999, except as disclosed in Home's Form 10-Q for the quarter ended March 31, 2000, there has been no change in the financial condition, income, expenses, assets, liabilities or business of Home that had or in the future is reasonably likely to have a Material Adverse Effect on Home, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole. No facts or circumstances have been discovered from which it reasonably appears that there is a reasonable probability that there will occur a change that could have a Material Adverse Effect on Home, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole.

          4.8          Absence of Litigation. There is no action, suit, proceeding, claim, arbitration, or investigation pending or threatened by any person, including without limitation any governmental or regulatory agency, against Home or Home Bank, or the assets or business of Home or Home Bank, any of which is reasonably likely to have a Material Adverse Effect on Home. There is no factual basis that presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.

          4.9          No Indemnification Claims. To the knowledge of Home, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any agreement, contract, or arrangement providing for corporate indemnification or reimbursement of any such person.

          4.10          Conduct of Business. Each of Home and Home Bank has conducted its business and used its properties in compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, civil rights, employee protection, fair employment practices, fair labor standards, and insurance; and Environmental Laws (as defined in Section (Environmental Laws)); except for violations (individually or in the aggregate) that would not have a Material Adverse Effect on Home. Without limiting and notwithstanding the foregoing, neither Home nor Home Bank, to Home's knowledge:

          4.10.1          Privacy. Has, or will, share nonpublic personal information regarding consumers or customers with any unaffiliated third party except as would be permitted under Title V of the Financial Services Modernization Act and in compliance with the applicable privacy laws of any state, or other applicable laws, statutes, regulations, or ordinances; and

          4.10.2          Lending Practices. Has engaged in, or will engage in, lending practices that would violate the guidelines issued by Fannie Mae to combat predatory lending (#LL03-00).

          4.11          Contracts. There is no existing default by Home or Home Bank or, to the knowledge of Home, any other party under any contract or agreement by which Home or Home Bank is bound, the result of which is reasonably likely to have a Material Adverse Effect on Home. Excepting any ordinary and customary banking relationships, there is no material agreement, contract, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument of which Home has knowledge that another party is in material default under its obligations to Home or Home Bank. Neither Home nor Home Bank is a party to any contract, agreement, arrangement, or understanding (other than ordinary and customary banking relationships) that would require Home or Home Bank to make payments or make expenditures in excess of $50,000 per year or that would require any payment to another party upon termination in excess of $50,000.

          4.12          Regulatory Filings. In the last three years:

          4.12.1          SEC Filings. Home has filed, and in the future will continue to file, in a timely manner all required filings with the SEC, including all reports on Form 10-K, Form 10-Q and Form 8-K;

          4.12.2          Regulatory Filings. Each of Home and Home Bank has filed in a timely manner all other filings with other regulatory bodies for which filings are required; and

          4.12.3          Complete and Accurate. All such filings, as of their respective filing dates, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All such filings complied in all material respects with all laws, regulations, forms, and guidelines applicable to such filings.

          4.13          Registration Statement, Etc.

          4.13.1          Accurate Information. The information to be supplied by Home for inclusion or incorporation by reference in any Transaction Document will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a) at the respective times such Transaction Documents are filed; (b) with respect to the Registration Statement, when it becomes effective; and (c) with respect to the Prospectus and Proxy Statement, when it is mailed and at the time of the Shareholders' Meeting.

          4.13.2          Compliance of Filings. All documents that Home or Home Bank is responsible for filing with the SEC or any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law and regulation.

          4.14          Agreements With Bank Regulators. Neither Home nor Home Bank is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any governmental authority that restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Home nor Home Bank been advised by any governmental authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Home nor Home Bank is required by applicable law to give prior notice to any Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior or executive officer. As of the date of this Plan of Merger, Home knows of no reason why the regulatory approvals referred to in Sections and (Required Approvals) cannot be obtained or why the process would be materially impeded.

          4.15          Tax Matters.

          4.15.1          Taxes Defined. "Taxes" means any federal, state, county, local, or foreign taxes, charges, assessments, levies, deficiencies, or other governmental fees, charges, or amounts required to be collected, withheld, or paid to any government, agency, or political subdivision of any government in respect to any tax or governmental fee or charge, together with any penalties, additions to tax or interest, due under any applicable law, regulation, rule, or ordinance to any governmental unit or agency, including, without limitation, taxes with respect to income, profits, gross receipts, value added, ad valorem, employment, unemployment, withholding, backup withholding, nonresident alien withholding, social security, real property, personal property, sales, use, excise, intangibles, license, franchise, capital stock, and disability, and payments based on occupation, services rendered, real property, personal property or transfer.

          4.15.2          Tax Returns. Home and Home Bank have each duly and timely filed or delivered, and if necessary amended, all material tax returns, information returns, estimates, declarations, reports, statements and other filings that are required by law, regulation, rule, or ordinance (collectively, "Tax Returns"). Each such Tax Return, as amended, is correct, complete and complies in all material respects with all applicable laws, regulations, rules, and ordinances. Home and Home Bank have each maintained all necessary and appropriate accounting records to support the positions taken on all filed Tax Returns and all exemptions from filing Tax Returns.

          4.15.3          Tax Assessments and Payments. All material Taxes due and payable by Home and Home Bank have been paid or deposited in full as and when due, including applicable extension periods. Each of Home and Home Bank has withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third parties. The provisions made for Taxes on Home's Financial Statements as of September 30, 1999, are sufficient for the payment of all accrued but unpaid Taxes as of the date indicated, whether or not disputed, with respect to all periods through September 30, 1999. There is no lien on any of Home's or Home Bank's assets or properties with respect to Taxes, except for liens for Taxes not yet due and payable.

          4.15.4          Tax Audits. None of the Tax Returns of Home and Home Bank filed for any tax year after 1989 have been audited by the Internal Revenue Service (the "IRS") or any state or local taxing authority. There is no tax audit or legal or administrative proceeding concerning the accuracy of tax or information returns or the assessment or collection of Taxes pending or, to Home's knowledge, threatened with respect to Home or Home Bank. No claim concerning the calculation, assessment or collection of taxes has been asserted with respect to Home or Home Bank except for any claim that has been fully resolved and the costs of such resolution reflected in Home's Financial Statements. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Home or Home Bank.

          4.15.5          Tax Accounting. Neither Home nor Home Bank have been required to include in income any adjustment pursuant to Section 481 of the Internal Revenue Code by reason of a voluntary change in accounting method initiated by Home or Home Bank and the IRS has not initiated or proposed any such adjustment or change in accounting method. Neither Home nor Home Bank has entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Internal Revenue Code.

          4.15.6          Excess Parachute Payments. No compensation that could be payable (whether in cash, stock, options, or other property or the vesting of property or other rights) by Home, Home Bank, their affiliates, or any of their respective successors under any employment, option, benefit plan, severance, termination or other compensation arrangement currently in effect is, or will be, an "excess parachute payment" (as defined in Section 280G of the Internal Revenue Code).

          4.15.7          Bad Debt Deductions. Home has taken no action or permitted no inaction that causes it to incur any federal income liability for its bad debt deductions taken prior to October 1, 1988.

          4.16          Title to Properties. Home and Home Bank have good, sufficient, and marketable title to all of their properties and assets, whether real, personal, or a combination thereof, reflected in their books and records as being owned (including those reflected in Home's Financial Statements as of September 30, 1999, except as since disposed of in the ordinary course of business), free and clear of all liens and encumbrances, except:

          4.16.1          Reflected on Balance Sheet. As reflected on Home's Financial Statements as of March 31, 2000;

          4.16.2          Normal to Business. Liens for current Taxes not yet delinquent, and liens or encumbrances that are normal to the business of Home and that would not have a Material Adverse Effect on Home; and

          4.16.3          Immaterial Imperfections. Such imperfections of title, easements, restrictions, and encumbrances, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby.

          4.16.4          Public Easements; Etc. Such public easements, public rights of way, and interests of units of government of record, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby.

          4.17          Condition of Real Property. With respect to each parcel of real property owned, legally or beneficially, by Home or Home Bank, including other real estate owned (" Home's Real Property") and also with respect to each parcel of real property leased by Home or Home Bank ("Home's Leased Real Property "), to its knowledge:

          4.17.1          No Encroachments. Except for encroachments that have been insured over by a title insurance policy, no building or improvement to Home's Real Property or Home's Leased Real Property encroaches on any easement or property owned by another person. No building or property owned by another person encroaches on Home's Real Property or Home's Leased Real Property or on any easement benefitting Home's Real Property or Home's Leased Real Property. None of the boundaries of Home's Real Property or Home's Leased Real Property deviates substantially from those shown on the survey of such property, if any, included with the Home Disclosure Statement or from what the boundaries appear to be through visual inspection. No claim of encroachment has been asserted by any person with respect to any of Home's Real Property or Home's Leased Real Property.

          4.17.2          Zoning. Neither Home, Home Bank, Home's Real Property, nor Home's Leased Real Property is in material violation of any applicable zoning regulation, building restriction, restrictive covenant, ordinance, or other law, order, regulation, or requirement.

          4.17.3          Buildings. All buildings and improvements to Home's Real Property and Home's Leased Real Property are structurally sound and are not in need of material repairs, are fit for their intended purposes, and are adequately serviced by all utilities necessary for the effective operation of business as presently conducted at that location.

          4.17.4          No Condemnation. None of Home's Real Property or Home's Leased Real Property is the subject of any condemnation action. There is no proposal under active consideration by any public or governmental authority or entity to acquire Home's Real Property or Home's Leased Real Property for any governmental purpose.

          4.17.5          Litigation. There are no claims, litigation, proceedings, or disputes pending or threatened against or relating to Home's Real Property or Home's Leased Real Property.

          4.17.6          Agreements. There are no agreements, contracts, or leases, written or oral, that affect Home's Real Property or Home's Leased Real Property.

          4.17.7          Assessments. There is no pending or proposed special assessment affecting or which may affect Home's Real Property or Home's Leased Real Property.

          4.18          Real and Personal Property Leases. With respect to each lease and license pursuant to which Home or Home Bank, as lessee or licensee, has possession of real or personal property, excluding any personal property lease with payments of less than $25,000 per year ("Home's Leases"):

          4.18.1          Valid. Each of Home's Leases is valid, effective, and enforceable against the lessor or licensor in accordance with its terms.

          4.18.2          No Default. There is no existing default under any of Home's Leases or any event that with notice or passage of time, or both, would constitute a default with respect to Home, Home Bank, or, to the knowledge of Home, any other party to the contract, which default could have a Material Adverse Effect on Home.

          4.18.3          Assignment. None of Home's Leases contain a prohibition against assignment by Home or Home Bank, by operation of law or otherwise, or any provision that would materially interfere with the possession, use, or rights with respect to the property by Old Kent or its subsidiaries for the same purposes and upon the same rental and other terms following consummation of the Merger as are applicable to Home or Home Bank prior to the Effective Time.

          4.18.4          Disputes. To the knowledge of Home, there are no disputes concerning the interpretation of any term, condition, or provision of any of Home's Leases.

          4.19          Required Licenses, Permits, Etc. Home and Home Bank hold all licenses, certificates, permits, franchises, and rights from all appropriate federal, state, and other public authorities necessary for the conduct of its business as presently conducted, the lack of which could have a Material Adverse Effect on Home.

          4.20          Material Contracts and Change of Control. All data processing contracts of Home or Home Bank are cancelable by Home or Home Bank on or before the Effective Time without cost, penalty, or further obligation.

There is no other agreement, contract, loan, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument under which (a) a consent or approval is required, (b) a prohibited assignment by operation of law could occur, (c) a waiver or loss of any right could occur, or (d) acceleration of any obligation could occur, in each case as a result of the execution and delivery of this Plan of Merger, or the change of control, or merger of Home or Home Bank or the liquidation of Home upon consummation of the Merger where (w) the failure to obtain such consent or approval, (x) the violation of the prohibition against assignment, (y) the waiver or loss of any right, or (z) the acceleration of any obligation could materially interfere with the ordinary course of business by Home or Home Bank (or Old Kent or any of its subsidiaries as their successors) or have a Material Adverse Effect on Home. The execution and delivery of this Plan of Merger by Home will not subject Old Kent or its subsidiaries to liability for tortious interference with contractual rights.

          4.21          Certain Employment Matters.

          4.21.1          Employment Policies, Programs, and Procedures. The policies, programs, and practices of Home and Home Bank relating to equal opportunity and affirmative action, wages, hours of work, employee disabilities, and other terms and conditions of employment are in compliance in all material respects with applicable federal, state, and local laws, orders, regulations, and ordinances governing or relating to employment and employer practices and facilities.

          4.21.2          Record of Payments. There is no existing or outstanding material obligation of Home or Home Bank, whether arising by operation of law, civil or common, by contract, or by past custom, for any Employment-Related Payment (as defined in Section (Employment-Related Payments)) to any trust, fund, company, governmental agency, or any person that has not been duly recorded on the books and records of Home and paid when due or duly accrued in the ordinary course of business in accordance with GAAP.

          4.21.3          Employment-Related Payments. For purposes of this Plan of Merger, "Employment-Related Payments" include any payment to be made with respect to any contract for employment; unemployment compensation benefits; profit sharing, pension, or retirement benefits; social security benefits; fringe benefits, including vacation or holiday pay, bonuses, and other forms of compensation; or for medical insurance or medical expenses; any of which are payable with respect to any present or former director, officer, employee, or agent, or his or her survivors, heirs, legatees, or legal representatives.

          4.21.4          Employment Claims. There is no dispute, claim, or charge, pending or, to Home's knowledge, threatened, alleging breach of any express or implied employment contract or commitment, or breach of any applicable law, order, regulation, public policy, or ordinance relating to employment or terms and conditions of employment. To the knowledge of Home, there is no factual basis for any valid claim or charge with regard to such employment-related matters that could result in a loss to Home or Home Bank of more than $25,000.

          4.21.5          Employment Related Agreements. There is no written or oral, express or implied:

          (a)          Employment contract or agreement, or guarantee of job security, made with or to any past or present employee of Home or Home Bank that is not terminable by Home or Home Bank upon 60 days' or less notice without penalty or obligation;

          (b)          Plan, contract, arrangement, understanding, or practice providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, retirement benefits of the type described in Statement of Financial Accounting Standard No. 106, or profit sharing; or

          (c)          Plan, agreement, arrangement, or understanding with respect to payment of medical expenses, insurance (except insurance continuation limited to that required under provisions of the Consolidated Omnibus Budget Reconciliation Act), or other benefits for any former employee or any spouse, child, member of the same household, estate, or survivor of any employee or former employee.

          4.22          Employee Benefit Plans. With respect to any "employee welfare benefit plan," any "employee pension benefit plan," or any "employee benefit plan" within the respective meanings of Sections 3(1), 3(2), and 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each referred to as an "Employee Benefit Plan"), maintained by or for the benefit of Home or Home Bank or their predecessors or to which Home or Home Bank or their predecessors has made payments or contributions on behalf of its employees:

          4.22.1          ERISA Compliance. Home, Home Bank, each Employee Benefit Plan, and all trusts created thereunder are in substantial compliance with ERISA, and all other applicable laws and regulations insofar as such laws and regulations apply to such plans and trusts.

          4.22.2          Internal Revenue Code Compliance. Home, Home Bank, each Employee Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code, and all trusts created thereunder are in substantial compliance with the applicable provisions of the Internal Revenue Code.

          4.22.3          Prohibited Transactions. No Employee Benefit Plan and no trust created thereunder has been involved, subsequent to June 30, 1974, in any nonexempt "prohibited transaction" as defined in Section 4975 of the Internal Revenue Code and in Sections 406, 407, and 408 of ERISA.

          4.22.4          Plan Termination. No Employee Benefit Plan that is a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has been terminated, partially terminated, curtailed, discontinued, or merged into another plan or trust after January 1, 1985, except in compliance with notice and disclosure to the IRS and the Pension Benefit Guaranty Corporation (the "PBGC"), where applicable, as required by the Internal Revenue Code and ERISA. With respect to each plan termination, all termination procedures have been completed and there is no pending or potential liability to the PBGC, to any plan, or to any participant under the terminated plan. Each plan termination, partial termination, curtailment, discontinuance, or consolidation has been accompanied by the issuance of a current favorable determination letter by the IRS and, where applicable, has been accompanied by plan termination proceedings with and through the PBGC.

          4.22.5          Multiemployer Plan. No Employee Benefit Plan is a "multiemployer plan" within the meaning of Section 3(37)(A) of ERISA.

          4.22.6          Defined Benefit Plan. Except for the plan maintained by Home under the Financial Institutions Retirement Plan (the "Home Pension Plan "), no Employee Benefit Plan in effect as of the date of this Plan of Merger is a "defined benefit plan" within the meaning of Section 3(35) of ERISA.

          4.22.7          Payment of Contributions. Home has made when due all contributions required under each Employee Benefit Plan and under applicable laws and regulations.

          4.22.8          Payment of Benefits. There is no payment that has become due from any Employee Benefit Plan, any trust created thereunder, or from Home or Home Bank that has not been paid through normal administrative procedures to the plan participants or beneficiaries entitled thereto, except for claims for benefits for which administrative claims procedures under such plan have not been exhausted.

          4.22.9          Accumulated Funding Deficiency. No Employee Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has incurred, subsequent to June 30, 1974, an "accumulated funding deficiency" as defined in Section 412(a) of the Internal Revenue Code and Section 302 of ERISA (whether or not waived).

          4.22.10          Funding. Neither Home nor Home Bank owes premiums to the PBGC that are due but unpaid or has been determined by the PBGC to be liable for a funding deficiency with respect to a plan termination under Title IV of ERISA.

          4.22.11          No Liability. If the Home Pension Plan and related trust was terminated on the date of the latest actuarial valuation, neither Home nor Home Bank would have any liability for further contributions or other payments with respect thereto (whether direct liability to the plan, the trust, the participants and beneficiaries of the Employee Benefit Plan, or liability to the PBGC) and there has been no amendment of any such plan or other occurrence subsequent to the date of the latest actuarial valuation that could result in any such liability.

          4.22.12          Condition of Plan. With respect to the Home Pension Plan, there has been no amendment of such Plan or other occurrence subsequent to the date of the latest actuarial reports prepared with respect to such plan that has materially changed the financial and/or funding condition of the plan.

          4.22.13          Filing of Reports. Each of Home and Home Bank has filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each Employee Benefit Plan with the IRS, the United States Department of Labor, and the PBGC as prescribed by the Internal Revenue Code, ERISA, and the regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no material misstatements or omissions in any such filing.

          4.23          Environmental Matters.

          4.23.1          Hazardous Substances. For purposes of this Plan of Merger, "Hazardous Substance" has the meaning set forth in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq. ("CERCLA"), and also includes any substance regulated by or subject to any Environmental Law (as defined below) and any other pollutant, contaminant, or waste, including, without limitation, petroleum, asbestos, radon, and polychlorinated biphenyls.

          4.23.2          Environmental Laws. For purposes of this Plan of Merger, "Environmental Laws" means all laws (civil or common), ordinances, rules, regulations, permits, guidelines, and orders that: (a) regulate the generation, manufacture, release, treatment, containment, storage, handling, transportation, disposal, or management of Hazardous Substances; (b) regulate or prescribe standards or requirements for the protection of air, water, or soil quality; (c) are intended to protect public health or the environment; or (d) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance.

          4.23.3          Owned or Operated Property. With respect to: (i) the real estate owned or leased by Home or Home Bank or used in the conduct of their businesses; and (ii) any other real estate owned by Home Bank (collectively referred to as "Premises"):

          (a)          Construction and Content. To the knowledge of Home, none of the Premises is constructed of, or contains as a component part, any material that (either in its present form or as it may reasonably be expected to change through aging or normal use) releases or may release any Hazardous Substance. Without limiting the generality of this Section, to the knowledge of Home, the Premises are free of asbestos except to the extent properly sealed or encapsulated in compliance with all applicable Environmental Laws and all workplace safety and health laws and regulations.

          (b)          Uses of Premises. To the knowledge of Home, no part of the Premises has been used for the generation, manufacture, handling, containment, treatment, transportation, storage, disposal, or management of Hazardous Substances, except for storage in compliance with Environmental Laws and in quantities and products normally associated with office use, maintenance, and cleaning.

          (c)          Underground Storage Tanks. The Premises do not contain, and to the knowledge of Home, have never contained, any underground storage tanks. With respect to any underground storage tank that is listed in the Home Disclosure Statement as an exception to the foregoing, to the knowledge of Home, each such underground storage tank presently or previously located on Premises is or has been maintained, removed, or closed in place, as applicable, in compliance with all applicable Environmental Laws, and has not been the source of any release of a Hazardous Substance to the environment that has not been fully remediated.

          (d)          Absence of Contamination. To the knowledge of Home, the Premises do not contain and are not contaminated by any reportable quantity, or any quantity or concentration in excess of applicable cleanup standards, of a Hazardous Substance from any source.

          (e)          Environmental Suits and Proceedings. There is no action, suit, investigation, liability, inquiry, or other proceeding, ruling, order, notice of potential liability, or citation involving Home or Home Bank that is pending, previously asserted or, to Home's knowledge, threatened under, or as a result of any actual or alleged failure to comply with any requirement of, any Environmental Law. To its knowledge, there is no basis for any of the foregoing.

          4.23.4          Trust Properties; Former Properties. With respect to (i) real estate held and administered in trust by Home Bank and (ii) any real estate formerly owned or leased by Home or Home Bank, Home makes the same representations as set forth in the preceding Section (Owned or Operated Property) to the knowledge of its executive officers, including its senior trust officer.

          4.23.5          Loan Portfolio. With respect to any real estate securing any outstanding loan or related security interest and any owned real estate acquired in full or partial satisfaction of a debt previously contracted, each of Home and Home Bank has complied in all material respects with their policies (as such policies may have been in effect from time to time and as disclosed in the Home Disclosure Statement), and all applicable laws and regulations, concerning the investigation of each such property to determine whether or not there exists or is reasonably likely to exist any Hazardous Substance on, in, or under such property and whether or not a release of a Hazardous Substance has occurred at or from such property.

          4.24          Duties as Fiduciary. To the knowledge of Home, Home Bank has performed all of its duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards. Home Bank has not received notice of any claim, allegation, or complaint from any person that Home Bank failed to perform these fiduciary duties in a manner that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards, except for notices involving matters that have been resolved and any cost of such resolution is reflected in Home's Financial Statements.

          4.25          Investment Bankers and Brokers. Home has employed Austin Financial Services Incorporated ("Austin"), in connection with the Merger. Home, Home Bank, and their respective affiliates, directors, officers, attorneys, and agents (collectively, "Home's Representatives") have not employed, engaged, or consulted with any broker, finder, or investment banker other than Austin in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by Home to Austin in connection with the Merger, as described in the Home Disclosure Statement, there is no investment banking fee, financial advisory fee, brokerage fee, finder's fee, commission, or compensation payable by Home or Home Bank to any person with respect to the Plan of Merger or the consummation of the Merger. True and complete copies of each agreement, arrangement, and understanding between Home and Austin are included in the Home Disclosure Statement.

          4.26          Fairness Opinion. Home's board of directors has received the written opinion of Austin, in its capacity as Home's financial advisor, substantially to the effect that the consideration to be received by the holders of the Home Common Stock in the Merger is fair to the holders of Home Common Stock from a financial point of view. A true and complete copy of the fairness opinion has been provided to Old Kent.

          4.27          Home-Related Persons. For purposes of this Plan of Merger, the term "Home-Related Person" shall mean any director or executive officer of Home or Home Bank, their spouses and children, any person who is a member of the same household as such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have Control.

          4.27.1          Control of Material Assets. Other than in a capacity as a shareholder, director, or executive officer of Home or Home Bank, no Home-Related Person owns or controls any assets or properties that are used in the business of Home or Home Bank.

          4.27.2          Contractual Relationships. Other than ordinary and customary banking relationships, no Home-Related Person has any contractual relationship with Home or Home Bank.

          4.27.3          Loan Relationships. No Home-Related Person has any outstanding loan or loan commitment from, or on whose behalf an irrevocable letter of credit has been issued by, Home or Home Bank in a principal amount of $60,000 or more.

          4.28          Change in Business Relationships. No director or executive officer of Home has knowledge, after reasonable inquiry, whether on account of the Merger or otherwise, that: (a) any customer, agent, representative, supplier of Home or Home Bank, or other person with whom Home or Home Bank has a contractual relationship, intends to discontinue, diminish, or change its relationship with Home or Home Bank, the effect of which could have a Material Adverse Effect on Home; or (b) any executive officer of Home or Home Bank currently plans to terminate his or her employment.

          4.29          Insurance. Home and Home Bank maintain in full force and effect insurance on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. There is no unsatisfied claim of $100,000 or more under such insurance as to which the insurance carrier has denied liability. During the last five years, no insurance company has canceled or refused to renew a policy of insurance covering Home's or Home Bank's assets, properties, premises, operations, or personnel. Home and Home Bank have given adequate and timely notice to each insurance carrier, and have complied with all policy provisions, with respect to any material known claim for which a defense and/or indemnification may be available to Home or Home Bank.

          4.30          Books and Records. The books of account, minute books, stock record books, and other records of Home are complete and correct in all material respects, represent bona fide transactions, and have been maintained in accordance with sound business practices, including the maintenance of an adequate internal control system. The corporate minute books of Home and Home Bank contain accurate and complete records of all meetings of, and corporate action taken by, their shareholders, boards, and committees in all material respects. Since January 1, 1990, the minutes of each meeting (or corporate action without a meeting) of any such shareholders, boards, or committees have been duly prepared and are contained in such minute books. All such minute books and related exhibits or attachments for all meetings since January 1, 1995, have been made available for Old Kent's review prior to the date of this Plan of Merger without material omission or redaction.

          4.31          Loan Guarantees. All guarantees of indebtedness owed to Home or Home Bank, including without limitation those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are valid and enforceable.

          4.32          Events Since September 30, 1999. Except as disclosed in Home's Form 10-Q for the quarter ended March 31, 2000, neither Home nor Home Bank has, since September 30, 1999:

          4.32.1          Business in Ordinary Course. Other than as contemplated by this Plan of Merger, conducted its business other than in the ordinary course, or incurred or become subject to any liability or obligation, except liabilities incurred in the ordinary course of business, and except for any single liability that does not exceed $50,000 or for the aggregate of any group of related liabilities that do not exceed $100,000.

          4.32.2          Strikes or Labor Trouble. Experienced or, to its knowledge, been threatened by any strike, work stoppage, organizational effort, or other labor trouble, or any other event or condition of any similar character that has had or is reasonably likely to have a Material Adverse Effect on Home.

          4.32.3          Discharge of Obligations. Discharged or satisfied any lien or encumbrance, or paid any obligation or liability other than those shown on Home's Financial Statements as of September 30, 1999, or incurred after that date, other than in the ordinary course of business, except for any single lien, encumbrance, liability, or obligation that does not exceed $50,000 or for the aggregate of any group of related liens, encumbrances, liabilities, and obligations that do not in the aggregate exceed $100,000.

          4.32.4          Mortgage of Assets. Mortgaged, pledged, or subjected to lien, charge, or other encumbrance any of its assets, or sold or transferred any such assets, except in the ordinary course of business, except for any single mortgage, pledge, lien, charge, and encumbrance for indebtedness that does not exceed $50,000 or for the aggregate of any group of mortgages, pledges, liens, charges, and encumbrances for indebtedness that do not in the aggregate exceed $100,000.

          4.32.5          Contract Amendment or Termination. Made or permitted any amendment or early termination of any contract, agreement or understanding to which it is a party and that is material to the financial condition, income, expenses, business, properties, or operations of Home, except as may be expressly provided in this Plan of Merger.

          4.33          Allowance for Loan Losses. The allowance for loan losses as reflected in Home's Financial Statements and Call Reports for the fiscal year ended September 30, 1999, and the fiscal quarter ended March 31, 2000, was in the reasonable opinion of management (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, and (b) consistent with GAAP and safe and sound banking practices.

          4.34          Loan Origination and Servicing. In originating, underwriting, servicing, purchasing, selling, transferring, and discharging loans, mortgages, land contracts, and other contractual obligations, either for its own account or for the account of others, Home Bank has complied with all applicable terms and conditions of such obligations and with all applicable laws, regulations, rules, contractual requirements, and procedures, except for incidents of noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect on Home.

          4.35          Public Communications; Securities Offering. Each annual report, quarterly report, proxy material, press release, or other communication previously sent or released by Home to Home's shareholders or the public did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          4.36          No Insider Trading. Home has reviewed its stock transfer records since June 30, 1998, and has questioned its directors and executive officers concerning known stock transfers since that date. Based upon that investigation, Home has not, and to Home's knowledge (a) no director or officer of Home, (b) no person related to any such director or officer by blood or marriage and residing in the same household, and (c) no person who has been knowingly provided material nonpublic information by any one or more of these persons, has purchased or sold, or caused to be purchased or sold, any shares of Home Common Stock or other securities issued by Home during any period when Home was in possession of material nonpublic information or in violation of any applicable provision of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          4.37          Joint Ventures; Strategic Alliances. Neither Home nor Home Bank is, directly or indirectly, a party to or bound by any joint venture, partnership, limited partnership, limited liability company, or strategic alliance agreement or arrangement with or through any unaffiliated person providing for their joint or cooperative development, marketing, referrals, or sales of banking, securities, insurance, or other financial products or services, or their joint investment in and management of any active business enterprise.

          4.38          Policies and Procedures. Home and Home Bank have complied in all material respects with the policies and procedures as formally adopted and disclosed to Old Kent as applicable to the periods when those policies and procedures were in effect.

          4.39          Tax Treatment. Home has no knowledge of any reason why the Merger would fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

          4.40          True and Complete Information. No schedule, statement, list, certificate, or other information furnished or to be furnished by Home in connection with this Plan of Merger, including the Home Disclosure Statement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V - COVENANTS PENDING CLOSING

          Subject to the terms and conditions of this Plan of Merger, Home, Old Kent and MergerSub further agree that:

          5.1          Disclosure Statements; Additional Information.

          5.1.1          Form and Content. The Old Kent Disclosure Statement and the Home Disclosure Statement have been prepared substantially in the form contained in Exhibit B. Each shall contain appropriate references and cross-references with respect to each of the disclosures, and appropriate identifying markings with respect to each of the documents, that pertain to one or more sections or articles of this Plan of Merger. Old Kent and Home have each prepared and delivered two complete copies of its Disclosure Statement to the other party.

          5.1.2          Update. Not less than the six Business Days prior to the Closing, each of Old Kent and Home shall deliver to the other an update to its Disclosure Statement describing any material changes and containing any new or amended documents, as specified below, that are not contained in its Disclosure Statement as initially delivered. This update shall not cure any breach of a representation or warranty occurring on the date of this Plan of Merger.

          5.1.3          Certification. Each of Old Kent's and Home's Disclosure Statement and its update shall be certified on its behalf by appropriate executive officers (which in the case of Home shall be its chief executive officer and chief financial officer) that such Disclosure Statement contains no untrue statement of a material fact, or fails to omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

          5.1.4          Home's Schedule of Additional Information. Home shall prepare and, within 30 days after the date of this Plan of Merger, deliver to Old Kent two copies of the Schedule of Additional Information attached as Exhibit C. The Schedule of Additional Information shall contain the information described in Exhibit C with appropriate references and cross-references with respect to each of the disclosures and appropriate identifying marking with respect to each of the documents. The Schedule of Additional Information shall include true, correct and complete copies of each and every document specified in Exhibit C.

          5.2          Changes Affecting Representations. While this Plan of Merger is in effect, if either Old Kent or Home becomes aware of any facts or of the occurrence or impending occurrence of any event that (a) would cause one or more of the representations and warranties it has given in Article III or IV, respectively, subject to the exceptions contained in the Home Disclosure Statement or the Old Kent Disclosure Statement, respectively, to become untrue or incomplete in any material respect; or (b) would have caused one or more of such representations and warranties to be untrue or incomplete in any material respect had such facts been known or had such event occurred prior to the date of this Plan of Merger, then such party shall immediately give detailed written notice of such discovery or change, including a detailed description of the underlying facts or events, together with all pertinent documents, to the other party.

          5.3          Home's Conduct of Business Pending the Effective Time. Home agrees that, until the Effective Time, except as consented to in writing by Old Kent or as otherwise provided in this Plan of Merger, Home shall, and it shall cause Home Bank to:

          5.3.1          Ordinary Course. Conduct its business, manage its property and invest its assets only in the usual, regular, and ordinary course and not otherwise, in substantially the same manner as prior to the date of this Plan of Merger, and not make any substantial change to its expenditures or methods of management, operation, or practices in respect of such business, property or investments.

          5.3.2          No Inconsistent Actions. Take no action that would be inconsistent with or contrary to the representations, warranties, and covenants made by Home in this Plan of Merger, and take no action that would cause Home's representations and warranties to become untrue in any material respect except as and to the extent required by applicable laws and regulations or regulatory agencies having jurisdiction or this Plan of Merger.

          5.3.3          Compliance. Comply in all material respects with all laws, regulations, agreements, court orders, administrative orders, and formally adopted internal policies and procedures applicable to the conduct of its business, except to the extent that the application of any law, regulation, or order is being contested in good faith and Old Kent has been notified of such contest.

          5.3.4          No Amendments. Make no change in its articles of incorporation or its bylaws except as contemplated by this Plan of Merger.

          5.3.5          Books and Records. Maintain its books, accounts, and records in the usual and regular manner, and in material compliance with all applicable laws, rules, regulations, governmental policy issuances, accounting standards, and formally adopted internal policies and procedures.

          5.3.6          No Change in Stock. Except as contemplated by this Plan of Merger or the Option Agreement: (a) make no change in the number of shares of its capital stock issued and outstanding other than Permitted Issuances; (b) grant no warrant, option, or commitment relating to its capital stock; (c) enter into no agreement relating to its capital stock; (d) issue no securities convertible into its capital stock; and (e) repurchase any shares of Home's stock other than the surrender of Home Common Stock upon the exercise of an Unexercised Option.

          5.3.7          Maintenance. Use all reasonable efforts to maintain its property and assets in their present state of repair, order, and condition, reasonable wear and tear and damage by fire or other casualty covered by insurance excepted.

          5.3.8          Preservation of Goodwill. Use all reasonable efforts to preserve its business organization intact, to keep available the services of its present officers and employees, and to preserve the goodwill of its customers and others having business relations with it.

          5.3.9          Insurance Policies. Use all reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its assets, properties, premises, operations, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force.

          5.3.10          Charge-Offs. Charge off loans and maintain its allowance for loan and lease losses, in each case in a manner in conformity with the prior practices of Home and Home Bank and applicable industry, regulatory, and accounting standards.

          5.3.11          Policies and Procedures. Make no material change in any policies and procedures applicable to the conduct of its business, including without limitation any loan and underwriting policies, loan loss and charge-off policies, investment policies, and employment policies, except as and to the extent required by law or regulatory agencies having jurisdiction.

          5.3.12          New Directors or Executive Officers. Except to reelect persons who are then incumbent officers and directors at annual meetings, not (a) increase the number of directors, (b) elect or appoint any person to an executive office, or (c) hire any person to perform the services of an executive officer.

          5.3.13          Compensation and Fringe Benefits. Take no action to increase, or agree to increase, the salary, severance, or other compensation payable to, or fringe benefits of, or pay or agree to pay any bonus to, any officer or director, or any other class or group of employees as a class or group without Old Kent's prior written consent, except that Home may pay or agree to pay for periods ending on or before the date of the Effective Time, previously planned or scheduled salary increases, consistent with past practices, that have been disclosed in Schedule 5.3.13 of the Home Disclosure Statement (excluding any update thereof).

          5.3.14          Benefit Plans. Take no action to introduce, change, or agree to introduce or change, any Employee Benefit Plan, fringe benefit program, or other plan or program of any kind for the benefit of its employees unless required by law or this Plan of Merger; make no contribution to any employee pension benefit plan other than employer contributions to the (i) Home Employee Stock Ownership Plan (the "ESOP") and the Home 401(k) Plan that are consistent in timing and amounts with the contributions made for 1999 and 1998 and (ii) Home Pension Plan except to the extent required by minimum funding standards.

          5.3.15          New Employment Agreements. Take no action to enter into any employment agreement that is not terminable by Home or Home Bank, as the case may be, without cost or penalty upon 60 days' or less notice.

          5.3.16          Borrowing. Take no action to borrow money except in the ordinary course of business.

          5.3.17          Mortgaging Assets. Take no action to sell, mortgage, pledge, encumber, or otherwise dispose of, or agree to sell, mortgage, pledge, encumber, or otherwise dispose of, any of its property or assets, except dealing with financial assets in the ordinary course of business, and except for property or assets, or any group of related properties or assets, that have a fair market value of less than $100,000.

          5.3.18          Notice of Actions. Notify Old Kent of the threat or commencement of any material action, suit, proceeding, claim, arbitration, or investigation against, relating to, or affecting: (a) Home or Home Bank; (b) their respective directors, officers, or employees in their capacities as such; (c) Home's or Home Bank's assets, liabilities, businesses, or operations; or (d) the Merger or this Plan of Merger.

          5.3.19          Cooperation. Take such reasonable actions as may be necessary to consummate the Merger and the Bank Integration (as defined below).

          5.3.20          Charitable Contributions. Neither make nor renew any charitable contributions, gifts, commitments, or pledges of cash or other assets except for contributions that in the aggregate will have a fair market value not greater than $25,000.

          5.3.21          Large Expenditures. Take no action to pay, agree to pay, or incur any liability, excepting such liabilities that have been accrued on its books as of the date of this Plan of Merger, for the purchase or lease of any item of real property, fixtures, equipment, or other capital asset in excess of $50,000 individually or in excess of $100,000 in the aggregate with respect to Home, except pursuant to prior commitments or plans made by Home that are disclosed in the Home Disclosure Statement.

          5.3.22          New Service Arrangements. Take no action to enter into, or commit to enter into, any agreement for trust, consulting, professional, or other services to Home or Home Bank that is not terminable by Home without penalty upon 60 days' or less notice, except for contracts for services under which the aggregate required payments do not exceed $50,000, and except for legal, accounting, and other ordinary expenses (not including expenses of financial advisors) related to this Plan of Merger.

          5.3.23          Capital Improvements. Take no action to open, enlarge, or materially remodel any bank or other facility, and not lease, renew any lease, purchase, or otherwise acquire use of any real property for a branch bank, or apply for regulatory approval of any new branch bank, excepting pursuant to prior commitments or plans made by Home or Home Bank that are disclosed in the Home Disclosure Statement.

          5.3.24          Strategic Alliances. Take no action to enter into, or commit to enter into, any joint venture, strategic alliance, or material relationship with any person to jointly develop, market, or offer any product or service; or disclose any customer names, addresses, telephone numbers, lists, or any other non public information concerning customers or other consumers to any person not employed by Home or Home Bank in connection with their employment.

          5.4          Approval of Plan of Merger by Home Shareholders. Home, acting through its board of directors, shall, in accordance with the Indiana Act and its articles of incorporation and bylaws, promptly and duly call, give notice of, convene, and hold as soon as practicable following the date upon which the Registration Statement becomes effective, a shareholders meeting for the purpose of adopting this Plan of Merger (the "Shareholders' Meeting").

          5.4.1          Board Recommendation. Except while a "Fiduciary Event" (as defined below) has occurred and continues, at the Shareholders' Meeting and in any proxy materials used in connection with the meeting, the board of directors of Home shall recommend that its shareholders vote for approval of this Plan of Merger.

          5.4.2          Solicitation of Proxies. Except while a Fiduciary Event has occurred and continues:

          (a)          Home shall use its best efforts to solicit from its shareholders proxies to vote on the proposal to approve this Plan of Merger and to secure a quorum at the Shareholders' Meeting.

          (b)          Home shall use its best efforts to secure the vote of shareholders required by the Indiana Act and Home's articles of incorporation and bylaws to approve this Plan of Merger.

          5.4.3          Fiduciary Event. A "Fiduciary Event" shall have occurred when the board of directors of Home has (a) received in writing a "Superior Proposal" (defined below) that is then pending, (b) determined in good faith (based on the advice of legal counsel) that its fiduciary duties to Home's shareholders under applicable law would require the board of directors to so withdraw, modify, or change its recommendation, and (c) determined to accept and recommend the Superior Proposal to the shareholders of Home.

          5.4.4          Superior Proposal. A "Superior Proposal" means any bona fide unsolicited Proposal (as defined in Section (Communication of Other Proposals)) made by a third party on terms that the board of directors of Home determines in its good faith judgment, based upon the written advice of Austin or another financial advisor of nationally recognized reputation, to be materially more favorable to Home's shareholders than this Plan of Merger from a financial point of view.

          5.4.5          Notice. Home shall notify Old Kent at least ten Business Days prior to taking any action with respect to such Superior Proposal or taking any action with respect to the withdrawal, modification, or change of its recommendation to its shareholders for adoption of this Plan of Merger.

          5.5          Regular Dividends. Home shall not declare, set aside, pay, or make any dividend or other distribution or payment (whether in cash, stock, or property) with respect to, or purchase or redeem, any shares of the capital stock; other than regular quarterly cash dividends in an amount not to exceed, in the aggregate, the lesser of (i) two times Home's net income in the immediately preceding quarter and (ii) $.10 per share per quarter. Such dividends shall be paid on the regular historical payment dates. Old Kent and Home agree that they will cooperate to assure that the then-former shareholders of Home shall not receive two dividends, or fail to receive one dividend (if otherwise permitted by this Section), for any calendar quarter with respect to their Home Common Stock and/or Old Kent Common Stock that any such holder receives in exchange for its Home Common Stock.

          5.6          Technology-Related Contracts. Home shall advise Old Kent of all anticipated renewals or extensions of existing data processing service agreements, data processing software license agreements, data processing hardware lease agreements, and other material technology-related licensing or servicing agreements with independent vendors ("Technology-Related Contracts") that will occur between the date of this Plan of Merger and the date of the Effective Time. Home's material Technology-Related Contracts are contained in the Home Disclosure Statement. Notwithstanding any other provision of this Section, Home shall not be obligated to take any irrevocable action, or irrevocably forego taking any action, with respect to these Technology-Related Contracts that would cause any such agreement to terminate, expire, or be materially modified prior to the Effective Time.

          5.6.1          Contract Notices. Home shall send to each vendor, as and when permitted after the date of this Plan of Merger, such notices of nonrenewal as may be necessary or appropriate under the terms of these Technology-Related Contracts to prevent them from automatically renewing for a term extending beyond the Effective Time. Such notices may be conditioned upon the consummation of the Merger.

          5.6.2          Extensions and Renewals. Home shall cooperate with Old Kent in negotiating with each vendor the length of any new, extension, or renewal term of these Technology-Related Contracts in those cases where such extension or term extends beyond the Effective Time.

          5.6.3          New Agreements. Neither Home nor Home Bank shall enter into any new Technology-Related Contract, except with Old Kent's consent (which consent shall not be unreasonably withheld or delayed if such agreement is necessary for Home or Home Bank to conduct business in the ordinary course through the Effective Time).

          5.7          Affiliates -- Compliance with Securities Rules. Home shall use its best efforts to cause each director, executive officer, and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act")) of Home as of the date of this Plan of Merger and anytime thereafter to deliver to Old Kent, as soon as practicable after the date of this Plan of Merger, and prior to the date of the Shareholders' Meeting, a written agreement, in the form of Exhibit D (the "Home Affiliate Agreements"). Home shall provide a list of such affiliates within seven days of the date of this Plan of Merger and shall update such list when and as changes occur.

          5.8          Indemnification and Insurance.

          5.8.1          Indemnification. Old Kent shall honor any and all rights to indemnification and advancement of expenses now existing in favor of the directors and officers of Home and Home Bank under their articles of incorporation, charter, or bylaws included in the Disclosure Schedule which, as enforceable contractual rights, shall survive the Merger and shall, as contractual rights, continue with respect to acts or omissions occurring before the Effective Time with the same force and effect as prior to the Effective Time.

          5.8.2          Insurance. Old Kent shall use all commercially reasonable efforts to cause the persons serving as officers and directors of Home immediately prior to the Effective Time to be covered for a period of at least six years from the Effective Time by the directors' and officers' liability insurance policy maintained by Home with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. Old Kent may substitute, for Home's current coverage, (a) coverage under policies maintained by Old Kent that offer comparable or better coverage and amounts, and that contain terms and conditions that, considered in the aggregate, are not materially less advantageous than Home's current policy, and (b) an undertaking by Old Kent to maintain such coverage for the remaining period of the six year period provided for by this Section. In no event shall Old Kent be required to spend, directly or indirectly through Home or Home Bank, more than $250,000 in the aggregate (the "Insurance Amount") to either maintain or procure insurance coverage pursuant to this Plan of Merger. Coverage under Old Kent's policy shall not be considered "materially less advantageous" than Home's policy because of a higher deductible amount if Old Kent undertakes in writing to pay any difference in deductible amounts. If Old Kent does not advise Home in writing prior to the date of the Closing that it has procured such coverage and that it undertakes to procure and maintain coverage that offers comparable or better coverage and amounts, and that contains terms and conditions that, considered in the aggregate, are not materially less advantageous than Home's current policy for the remaining period of the six year period provided for by this Section without regard to the Insurance Amount, Home shall be permitted (after giving Old Kent three Business Days prior written notice and an additional two Business Day period to purchase such coverage), in lieu of receiving the foregoing insurance coverage, to procure tail coverage for past acts and omissions for a single premium amount not in excess of the Insurance Amount.

          5.9          Exclusive Commitment. Except as provided below, neither Home nor any of Home's Representatives, attorneys, investment bankers, or agents, shall take any action inconsistent with the intent to consummate the Merger upon the terms and conditions of this Plan of Merger. Without limiting the foregoing:

          5.9.1          No Solicitation. Neither Home nor any of Home's Representatives, attorneys, investment bankers, or agents shall, directly or indirectly, invite, initiate, solicit, encourage, or, unless a Fiduciary Event has occurred and continues, negotiate with any other party, any proposals, offers, or expressions of interest concerning any tender offer, exchange offer, merger, consolidation, sale of shares, sale of assets, or assumption of liabilities not in the ordinary course, or other business combination involving Home or Home Bank other than the Merger (a "Business Combination").

          5.9.2          Communication of Other Proposals. Home shall cause written notice to be delivered to Old Kent promptly upon receipt of any solicitation, offer, proposal, or expression of interest (a "Proposal") concerning a Business Combination. Such notice shall contain the material terms and conditions of the Proposal to which such notice relates. Within five Business Days after Home's receipt of a Proposal, Home shall give notice to Old Kent whether or not a Fiduciary Event has occurred and, if it has not occurred, Home's notice shall include a copy of Home's unequivocal rejection of the Proposal in the form actually delivered to the person from whom the Proposal was received. Thereafter, Home shall promptly notify Old Kent of any material changes in the terms, conditions, and status of any Proposal.

          5.9.3          Furnishing Information. Unless a Fiduciary Event has occurred and continues, neither Home nor any of Home's Representatives, investment bankers, or agents shall furnish any nonpublic information concerning Home to any person who is not affiliated or under contract with Home or Old Kent, except as required by applicable law or regulations. Prior to furnishing such information to any person who is not affiliated or under contract with Home or Old Kent, Home shall receive from such person an executed confidentiality agreement with terms no less favorable to Home than those contained in its confidentiality agreement with Old Kent and Home shall then provide only such information as has been furnished previously to Old Kent.

          5.9.4          Corporate Liability for Individual's Breach. For the purposes of this Section, any breach of this Section by an executive officer, director, attorney or financial advisor of Home in his or her individual capacity shall be deemed to be a breach by Home.

          5.10          Registration Statement. Old Kent shall prepare and file with the SEC under the Securities Act, the Registration Statement and the related Prospectus and Proxy Statement included as a part thereof covering the issuance by Old Kent of the shares of Old Kent Common Stock as contemplated by this Plan of Merger, together with such amendments as may reasonably be required for the Registration Statement to become effective. Old Kent shall provide Home with reasonable opportunities to review and comment upon the Registration Statement, each amendment to the Registration Statement, and each form of the Prospectus and Proxy Statement before filing. Old Kent shall provide Home, upon request, with copies of all correspondence received from the SEC with respect to the Registration Statement and its amendments and with all responsive correspondence to the SEC. Old Kent shall notify Home of any stop orders or threatened stop orders with respect to the Registration Statement. Home shall provide to Old Kent all necessary information pertaining to Home promptly upon request, and to use all reasonable efforts to obtain the cooperation of Home's independent accountants, attorneys and investment bankers in connection with the preparation of the Registration Statement.

          5.11          Other Filings. Old Kent shall prepare and file with the Federal Reserve Board and each other regulatory agency having jurisdiction all documents reasonably required to obtain each necessary approval of or consent to consummate the Merger. Old Kent shall provide Home with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as Home may reasonably request. Old Kent shall provide Home with copies of all material correspondence received from these agencies and all material responsive correspondence sent to these agencies.

          5.12          Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Plan of Merger, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Merger. Old Kent and Home will use all reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.

          5.13          Access and Investigation. For the purpose of permitting an examination of one party by the other's officers, attorneys, accountants, and representatives, each party shall:

          5.13.1          Access. Permit, and shall cause each of their respective subsidiaries to permit, full access to their respective properties, books, and records at reasonable times.

          5.13.2          Cooperation. Use reasonable efforts to cause its and each of their respective subsidiaries' officers, directors, employees, accountants, and attorneys to cooperate fully, for the purpose of permitting a complete and detailed examination of such matters by the other party's officers, attorneys, accountants, and representatives.

          5.13.3          Information. Furnish to the other, upon reasonable request, any information respecting its and each of its subsidiaries' properties, assets, business, and affairs.

          5.13.4          Consents. Each of Old Kent and Home acknowledges that certain information may not be disclosed by the other without the prior written consent of persons not affiliated with that party. If such information is requested, then the other party shall use reasonable efforts to obtain such prior consent and shall not be required to disclose such information unless and until such prior consent has been obtained.

          5.13.5          Return and Retention. In the event of termination of this Plan of Merger, Old Kent and Home each agree to promptly return to the other party or to destroy all written materials furnished to it by the other party and the other party's subsidiaries, and all copies, notes, and summaries of such written materials.

Old Kent and Home each agree to preserve intact all such materials that are returned to them and to make such materials reasonably available upon reasonable request or subpoena for a period of not less than six years from the termination of this Plan of Merger.

          5.14          Confidentiality. Except as provided below, Old Kent, MergerSub and Home each agree:

          5.14.1          Treatment; Restricted Access. All information furnished to the other party pursuant to this Plan of Merger shall be treated as strictly confidential and shall not be disclosed to any other person, natural or corporate, except for its employees, attorneys, accountants, regulators, and financial advisers who are reasonably believed to have a need for such information in connection with the Merger.

          5.14.2          No Other Use. No party shall make any use, other than related to the Merger, of any information it may come to know as a direct result of a disclosure by the other party, its subsidiaries, directors, officers, employees, attorneys, accountants, or advisers or that may come into its possession from any other confidential source during the course of its investigation.

          5.14.3          Excepted Information. The provisions of this Section shall not preclude Old Kent or Home, or their respective subsidiaries, from using or disclosing information that is readily ascertainable from public information or trade sources, known by it before the commencement of discussions between the parties or subsequently developed by it or its subsidiaries independent of any investigation under this Plan of Merger, received from any other person who is not affiliated with a party and who is not under any obligation to keep such information confidential, or reasonably required to be included in any filing or application required by any governmental or regulatory agency.

          5.14.4          Prohibit Insider Trading. Old Kent and Home shall each take responsible steps to assure that any person who receives nonpublic information concerning the Merger or the other party will treat the information confidentially as provided in this Section and not directly or indirectly buy or sell, or advise or encourage other persons to buy or sell, Home's stock until such information is properly disclosed to the public.

          5.15          Environmental Investigation. Old Kent shall be permitted to conduct an environmental assessment of each parcel included in the Premises and, at Old Kent's option, (a) to the extent permitted by the current owners or operators thereof, any other real estate formerly owned by Home or Home Bank, and (b) any other real estate acquired by any of Home Bank in satisfaction of a debt previously contracted. As to each such property:

          5.15.1          Preliminary Environmental Assessments. Old Kent may, at its expense, engage an environmental consultant to conduct a preliminary ("Phase I") assessment of the property. Home and Home Home Bank shall provide reasonable assistance, including site access, a knowledgeable contact person, documentation relating to the real estate, and any prior environmental investigations or reports to Old Kent's consultant for purposes of conducting the Phase I assessments.

          5.15.2          Environmental Risks. If there are any facts or conditions identified in a Phase I assessment that Old Kent reasonably believes could pose a current or future risk of liability, interference with use, or diminution of value of the property, then Old Kent shall identify that risk to Home, identify the facts or conditions underlying that risk, and provide Home with a copy of the Phase I assessment for that property (an "Environmental Risk").

          5.15.3          Phase II and III Work. Old Kent may obtain one or more estimates of the proposed scope of work and cost of any further environmental investigation, remediation, or other follow-up work it reasonably considers necessary or appropriate to assess and, if necessary or appropriate, remediate an Environmental Risk ("Phase II and III Work"). Old Kent shall provide copies of those estimates to Home. The fees and expenses of any Phase II and III Work shall be allocated as agreed. Old Kent and Home shall cooperate in the review, approval, and implementation of all work plans for Phase II and III Work. All work plans for Phase II and III Work shall be mutually satisfactory to Old Kent and Home. Mutually agreed upon

Phase II and III Work shall be undertaken and completed as quickly as possible and shall be completed prior to the Closing. If the proposed work plans or removal or remediation actions would entail a material cost to complete, Old Kent and Home shall discuss a mutually acceptable modification to this Plan of Merger.

          5.15.4          Old Kent's Termination Rights. If (a) Old Kent and Home are unable to agree upon the need for, or upon a course of action to complete, any Phase II and III Work, and/or a mutually acceptable modification to this Plan of Merger, and (b) Old Kent cannot be reasonably assured that the after-tax cost of the sum of (i) the actual cost of all investigative and remedial or other corrective actions or measures desired to be taken pursuant to Section (Phase II and III Work); (ii) the estimated cost of all investigative actions and remedial or other corrective actions or measures not undertaken but required by Environmental Laws, or necessary to avoid future exposure to material liability under Environmental Laws; and (iii) after taking in account the remediation that would be undertaken under clause (ii) immediately above, all diminutions of the value of such properties resulting from an environmental impairment or liability; in the aggregate will not exceed $1,000,000, then Old Kent may terminate this Plan of Merger as provided in Section (Environmental Risks).

          5.16          Termination of Employee Benefit Plans. Home shall terminate the ESOP, Home 401(k) Plan, and Home Pension Plan (collectively, the "Home Plans") as of a date prior to the Effective Time, if requested by Old Kent to do so. Home shall provide Old Kent with reasonable assistance, approve and adopt all resolutions, and take all other actions that are necessary and appropriate in the judgment of Old Kent to complete the termination process of the Home Plans as soon as practicable after the Effective Time. Upon termination of the ESOP, the ESOP Trustee shall pay off the outstanding balance owed by the ESOP under the loan agreement dated as of March 29, 1995, between the ESOP and Home Bank (the "ESOP Loan Agreement"), and any assets left in the suspense account after repayment of the loan will be allocated among the participants of the ESOP in accordance with the terms of the plan in a manner consistent with the Internal Revenue Code. Upon receipt of a favorable IRS determination letters with respect to the terminations of the Home Plans (which termination applications shall be prepared by Old Kent and its counsel with the participation and cooperation of Home and its counsel), Old Kent shall offer, if reasonably feasible, the participants in the Home Plans the option to transfer or roll over their benefits into the Old Kent Thrift Plan.

          5.17          Implementation Agreements. Home shall use commercially reasonable efforts to obtain from its four most senior executives, prior to execution of this Plan of Merger and as soon as possible thereafter, executed implementation agreements relating to the existing employment agreement, in the form previously agreed to by Old Kent and Home, providing for a general release, which release shall only become effective upon consummation of the Merger at the Effective Time (the "Implementation Agreements ").

          5.18          Tax Treatment. During the term of this Plan of Merger, Old Kent, MergerSub, and Home each agree not to take any action that would prevent Old Kent from qualifying, or materially increase the risk of disqualifying, the Merger as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

          5.19          Post-Closing Asset Sale. If requested to do so by Old Kent, Home Bank shall sell certain mortgage-related assets and investments selected by Old Kent immediately prior to the Effective Time (the "Asset Sale "). The Asset Sale will be effected pursuant to terms and conditions determined by Old Kent. The Asset Sale shall only occur with the written consent of Old Kent and after the Closing is completed and the Certificates of Merger have been filed, and it shall become effective prior to the Effective Time or such later time as may be determined by Old Kent. To facilitate the Asset Sale, Home shall cause Home Bank to, with the assistance and full cooperation of Old Kent, take all other reasonable steps prior to the Effective Time to effect the Asset Sale; provided, that Home shall not, and not be required to, incur any material cost or take any irrevocable action prior to Closing in connection with its obligations under this Section .

          5.20          Bank Integration. Old Kent may, in its sole discretion, notify Home of Old Kent's election to consolidate Home Bank with Old Kent Bank, to transfer one or more branches of Home Bank (together with associated assets, liabilities and employees) to Old Kent Bank or another Old Kent affiliate, to transfer one or more branches of Old Kent Bank or another Old Kent affiliate (together with associated assets, liabilities and employees) to Home Bank the "Bank Integration"),or to organize and acquire an "operating subsidiary" for permitted business activities after the Effective Time. If so elected, the Bank Integration will be effected in a manner determined by Old Kent Bank subject to the Michigan Banking Code of 1999, as amended (the "Michigan Banking Code"), and by other applicable laws, upon terms and conditions not inconsistent with this Plan of Merger, as determined by Old Kent. The Bank Integration shall only occur if the Merger is consummated, and it shall become effective immediately after the Effective Time or such later time as may be determined by Old Kent. To obtain the necessary regulatory approval for the Bank Integration to occur immediately after the Effective Time, Home and Home Bank shall approve, adopt, execute, and deliver such corporate reorganization agreements, file such regulatory notices or applications, and take all other reasonable steps requested by Old Kent prior to the Effective Time to effect the Bank Integration; provided, that Home shall not be required to incur any material cost or take any irrevocable action in connection with its obligations under this Section.

          5.21          Public Announcements. Old Kent, MergerSub, and Home shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Plan of Merger, except as may be otherwise required by law. Neither Old Kent, MergerSub, nor Home shall issue any news releases with respect to this Plan of Merger or the Merger unless such news releases have been mutually agreed upon by the parties, except as required by law.

          5.22          Approval by Home Shareholders of Amendment to Home's Articles of Incorporation. At the Shareholders' Meeting, Home shall propose and recommend that the shareholders of Home approve an amendment to Article 11 of Home's Articles of Incorporation as the first item of business at the Shareholders' Meeting. The proposed amendment shall repeal the existing Article 11 in its entirety and replace it with a provision that grants the board of directors of Home authority to retroactively exempt an acquisition of Home Common Stock or offer to acquire Home Common Stock from the provisions of Article 11 that are repealed by the proposed amendment. Home represents and warrants to Old Kent that at least two-thirds of the "Continuing Directors" (as defined in Section 11.02 of Home's Articles of Incorporation) have approved the proposed amendment prior to the time that the board of directors adopted this Plan of Merger. Home shall cooperate with Old Kent, including without limitation by obtaining advance signatures on a certificate of amendment to Home's Articles of Incorporation, so that the amendment may be filed with the appropriate public body or authority and become effective as soon as possible after the shareholders of Home have voted on the proposed amendment (including, if Old Kent determines it to be advisable, causing an adjournment of the Shareholders' Meeting for a period sufficient to permit the amendment to be filed with the appropriate public body or authority). Nothing in this Section shall be construed to indicate or suggest that the board of directors of Home believe that Old Kent, MergerSub, or any affiliates of Old Kent has taken any action that is or is deemed to be an "offer" within the meaning of Article 11 of Home's Articles of Incorporation.

ARTICLE VI - CONDITIONS PRECEDENT TO OLD KENT'S OBLIGATIONS

          All obligations of Old Kent and MergerSub under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of Old Kent), prior to or at the Closing, of each of the following conditions:

          6.1          Renewal of Representations and Warranties, Etc.

          6.1.1          Representations and Warranties. The representations and warranties of Home contained in this Plan of Merger shall be true, correct and complete when made and as of the Closing as if made at and as of such time (without regard to any update of the Home Disclosure Statement), except (a) as expressly contemplated or permitted by this Plan of Merger; (b) for representations and warranties relating to a time or times other than the Closing that were or will be true, correct and complete at such other time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete individually or in the aggregate, without giving effect to any materiality qualifications or references to materiality therein, does not result or would not result in a Material Adverse Effect.

          6.1.2          Compliance with Agreements. Home shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by Home prior to or at the Closing in all material respects.

          6.1.3          Certificates. Compliance with Sections (Representations and Warranties) and (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Home, dated as of the date of the Closing, certifying the foregoing in such detail as Old Kent may reasonably request.

          6.2          Opinion of Legal Counsel. Home shall have delivered to Old Kent an opinion of Thompson Hine & Flory LLP, counsel for Home, and local counsel, dated as of the date of the Closing and substantially in the form contained in Exhibit E, with only such changes as may be reasonably satisfactory to counsel for Old Kent.

          6.3          Required Regulatory Approvals. Old Kent shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental and self-regulatory authorities having jurisdiction as may be required to permit the performance by Home, Old Kent, and MergerSub of their respective obligations under this Plan of Merger and the consummation of the Merger, without the regulating authority's imposition of non-standard conditions on approval that are not reasonably acceptable to Old Kent.

          6.4          Shareholder Approval. The shareholders of Home shall have approved this Plan of Merger.

          6.5          Order, Decree, Etc. Neither Old Kent, MergerSub, nor Home shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

          6.6          Proceedings. There shall not be any action, suit, proceeding, claim, arbitration, or investigation pending or threatened against or relating to Home, Home Bank, or its or their respective directors and officers (in the capacity as such), properties, or businesses that there is a reasonable possibility that it will result in any liability that is reasonably likely to have a Material Adverse Effect on Home.

          6.7          Tax Matters. Old Kent shall have received a tax opinion from its counsel, reasonably satisfactory in form and substance to Old Kent, substantially to the effect that:

          6.7.1          Reorganization. The acquisition of substantially all of the assets of Home by Old Kent solely in exchange for Old Kent Common Stock and the assumption by Old Kent of liabilities of Home will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and Old Kent and Home will each be a "party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

          6.7.2          Assets' Tax Basis. The basis of the Home assets in the hands of Old Kent will be the same as the basis of those assets in the hands of Home immediately prior to the Merger .

          6.7.3          No Gain or Loss. No gain or loss will be recognized by Old Kent on the constructive acquisition by Old Kent of substantially all of the assets of Home in exchange for Old Kent Common Stock and the assumption by Old Kent of the liabilities of Home.

          6.7.4          Holding Period. The holding period of the assets of Home in the hands of Old Kent will include the holding period during which such assets were held by Home.

The tax opinion shall be supported by one or more fact certificates or affidavits in such form and content as may be reasonably requested by Old Kent's counsel from Home and Home Bank.

          6.8          Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

          6.9          Certificate as to Outstanding Shares. Old Kent shall have received one or more certificates dated as of the Closing date and signed by the secretary of Home on behalf of Home, and by the transfer agent for Home Common Stock, certifying (a) the total number of shares of capital stock of Home issued and outstanding as of the close of business on the day immediately preceding the Closing; and (b) with respect to the secretary's certification, the number of shares of Home Common Stock, if any, that are issuable on or after that date, all in such form as Old Kent may reasonably request.

          6.10          Change of Control Waivers. Old Kent shall have received evidence of the consents or other waivers of any material rights and the waiver of the loss of any material rights that may be triggered by the change of control of Home upon consummation of the Merger under (a) any agreement, contract, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument, under which the failure to obtain such consent or waiver is reasonably likely to have a Material Adverse Effect on Home; and (b) each contract identified in Exhibit F (collectively, the "Designated Contracts"); all in form and substance reasonably satisfactory to Old Kent.

          6.11          ESOP Loan Agreement. Home shall have obtained and delivered to Old Kent such consents, amendments, or supplemental agreements, all in form and substance reasonably satisfactory to Old Kent, necessary or advisable to confirm that neither the execution of this Plan of Merger nor consummation of the Merger will result in any default, penalty, or acceleration of indebtedness under the ESOP Loan Agreement or any related pledge agreement, security agreement, note, or other agreement.

          6.12          Director Resignations. Each director of Home shall have resigned from his or her position as such, effective as of the consummation of the Closing.

ARTICLE VII - CONDITIONS PRECEDENT TO HOME'S OBLIGATIONS

          All obligations of Home under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of Home), prior to or at the Closing, of each of the following conditions:

          7.1          Renewal of Representations and Warranties, Etc.

          7.1.1          Representations and Warranties. The representations and warranties of Old Kent contained in this Plan of Merger shall be true, correct, and complete when made and as of the Closing as if made at and as of such time (without regard to any update of the Old Kent Disclosure Statement), except (a) as expressly contemplated or permitted by this Plan of Merger; (b) for representations and warranties relating to a time or times other than the Effective Time that were or will be true, correct, and complete at such other time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete, individually or in the aggregate, without giving effect to any materiality qualifications or references to materiality therein, does not result or would not result in a Material Adverse Effect.

          7.1.2          Compliance with Agreements. Old Kent and MergerSub shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by Old Kent and MergerSub prior to or at the Closing in all material respects.

          7.1.3          Certificates. Compliance with Sections (Representations and Warranties) and (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Old Kent and MergerSub, dated as of the date of the Closing, certifying the foregoing in such detail as Home may reasonably request.

          7.2          Opinion of Legal Counsel. Old Kent shall have delivered to Home an opinion of Warner Norcross & Judd LLP, counsel for Old Kent, dated as of the date of the Closing and substantially in the form contained in Exhibit G, with only such changes as may be reasonably satisfactory to counsel for Home.

          7.3          Required Regulatory Approvals. Home, Old Kent, and MergerSub shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental authorities having jurisdiction as may be required to permit the performance by Home, Old Kent and MergerSub of their respective obligations under this Plan of Merger and the consummation of the Merger.

          7.4          Shareholder Approval. Home shall have received the requisite approval of the shareholders of Home of this Plan of Merger.

          7.5          Order, Decree, Etc. Neither Old Kent, MergerSub, nor Home shall be subject to any applicable order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

          7.6          Tax Matters. Home shall have received a tax opinion from Old Kent's counsel, reasonably satisfactory in form and substance to Home, substantially to the effect that:

          7.6.1          Reorganization. The acquisition of substantially all of the assets of Home by Old Kent solely in exchange for Old Kent Common Stock and the assumption by Old Kent of liabilities of Home will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and Old Kent and Home will each be a "party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

          7.6.2          No Gain or Loss. No gain or loss will be recognized by the shareholders of Home upon the receipt of Old Kent Common Stock in exchange for all of their shares of Home Common Stock, except to the extent of any cash received in lieu of a fractional share of Old Kent Common Stock.

          7.6.3          Stock Tax Basis. The basis of the Old Kent Common Stock to be received by shareholders of Home will, in each instance, be the same as the basis of the respective shares of Home Common Stock surrendered in exchange therefor.

          7.6.4          Holding Period. The holding period of the Old Kent Common Stock received by shareholders of Home will, in each instance, include the period during which the Home Common Stock surrendered in exchange therefor was held, provided, that the Home Common Stock was, in each instance, held as a capital asset in the hands of the shareholder of Home at the Effective Time.

The tax opinion shall be supported by one or more fact certificates or affidavits in such form and content as may be reasonably requested by Old Kent's counsel from Old Kent and its subsidiaries.

          7.7          Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

          7.8          Fairness Opinion. Home shall have received an opinion from Austin reasonably acceptable to Old Kent, dated as of the date of this Plan of Merger and renewed as of a date approximately the date of the Prospectus and Proxy Statement, to the effect that the terms of the Merger are fair to Home's shareholders from a financial point of view as of that date and such opinion shall not have been subsequently withdrawn; provided, that Home shall have used all reasonable efforts to obtain such a fairness opinion.

          7.9          Listing of Shares. The shares of Old Kent Common Stock that shall be issued to the shareholders of Home upon consummation of the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

ARTICLE VIII - ABANDONMENT OF MERGER

          This Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time (notwithstanding that approval of this Plan of Merger by the shareholders of Home may have previously been obtained) as follows:

          8.1          Mutual Abandonment. By mutual consent of the boards of directors, or duly authorized committees thereof, of Old Kent and Home.

          8.2          Upset Date. By either Old Kent or Home if the Merger shall not have been consummated on or before February 28, 2001 and such failure to consummate the Merger is not caused by a breach of this Plan of Merger by the terminating party.

          8.3          Old Kent's Rights to Terminate. By Old Kent under any of the following circumstances:

          8.3.1          Failure to Satisfy Closing Conditions. If any of the conditions specified in Article VI have not been met or waived by Old Kent, at such time as such condition can no longer be satisfied notwithstanding Old Kent's best efforts to comply with those covenants given by Old Kent in this Plan of Merger.

          8.3.2          Environmental Risks. If Old Kent has given Home notice of termination based on an unacceptable Environmental Risk, as provided in Section (Old Kent's Termination Rights ).

          8.3.3          Approval of Home's Shareholders. This Plan of Merger is not approved by the requisite vote of Home's shareholders at the Shareholders' Meeting.

          8.3.4          Occurrence of a Fiduciary Event. At any time after there has occurred a Fiduciary Event.

          8.3.5          Material Adverse Event. If there shall have occurred one or more events that shall have caused or are reasonably likely to cause a Material Adverse Effect on Home.

          8.3.6          Community Reinvestment Act Rating. If, prior to the Closing, Home Bank is examined for compliance with the Community Reinvestment Act and receives a rating lower than "Low Satisfactory" or, if the report of examination is still pending on the date of the Closing, Old Kent is unable to satisfy itself that Home Bank will receive a rating of Low Satisfactory or better.

          8.4          Home's Rights to Terminate. By the board of directors, or a duly authorized committee thereof, of Home under any of the following circumstances:

          8.4.1          Failure to Satisfy Closing Conditions. If any of the conditions specified in Article VII have not been met or waived by Home at such time as such condition can no longer be satisfied notwithstanding Home's best efforts to comply with those covenants given by Home in this Plan of Merger.

          8.4.2          Approval of Home's Shareholders. This Plan of Merger is not approved by the requisite vote of Home's shareholders at a Shareholders' Meeting at which in excess of 80% of the outstanding shares of Home Common Stock are represented in person or by proxy and Home's board of directors has advised Old Kent that it does not believe that such vote can be obtained through reasonable further efforts.

          8.4.3          Material Adverse Event. If there shall have occurred one or more events that shall have caused or are reasonably likely to cause a Material Adverse Effect on Old Kent.

          8.5          Effect of Termination. In the event of termination of this Plan of Merger by either Home or Old Kent as provided in this Article, this Plan of Merger shall forthwith have no effect, and none of Home's, Old Kent's, any of their respective subsidiaries, or any of their respective directors, officers, or employees shall have any liability of any nature whatsoever under this Plan of Merger, or in connection with the transactions contemplated by this Plan of Merger (other than the Option Agreement), except that (a) the Option Agreement and Sections (Confidentiality), (Effect of Termination ), (Nonsurvival of Representations, Warranties, and Agreements), and (Expenses), shall survive any termination of this Plan of Merger, and (b) notwithstanding anything to the contrary contained in this Plan of Merger, neither Home, Old Kent, nor MergerSub shall be relieved or released from any of its liabilities or damages arising out of a known breach of a representation and warranty or a breach of any other provision of this Plan of Merger.

ARTICLE IX - MISCELLANEOUS

          Subject to the terms and conditions of this Plan of Merger, Old Kent, MergerSub, and Home further agree as follows:

          9.1          "Material Adverse Effect" Defined. As used in this Plan of Merger, the term "Material Adverse Effect" means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, has had or could have a material negative impact on (a) the business, assets, financial condition, results of operations, or value of Old Kent and its subsidiaries, taken as a whole, or Home or Home Bank, taken as a whole, as the case may be; or (b) the ability of Old Kent or Home, as the case may be, to satisfy the applicable closing conditions or consummate the Merger or perform its obligations under the Option Agreement. Notwithstanding the above, the impact of the following shall not be included in any determination of a Material Adverse Effect: (a) changes in GAAP, generally applicable to financial institutions and their holding companies; (b) actions and omissions of a party (or any of its subsidiaries) taken with the prior written consent of the other party; (c) changes in economic conditions (including changes in the level of interest rates) generally affecting financial institutions; and (d) fees and expenses reasonably related to this transaction (such as any additional insurance coverages, employment and consulting services, legal, accounting, and investment banking fees and expenses, and severance and retention provisions) incurred or paid without violation of the representations, warranties or covenants contained in this Plan of Merger.

          9.2          "Knowledge" Defined. As used in this Plan of Merger, the term "knowledge " means the actual knowledge of any director or officer (as that term is defined in Rule 16a-1 of the Exchange Act) of Home or Old Kent, as the case may be.

          9.3          Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties, covenants, and agreements in this Plan of Merger or in any other agreement or instrument delivered pursuant to this Plan of Merger, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for the Option Agreement, Home Affiliate Agreements, Implementation Agreements, and those covenants and agreements contained herein and therein that, by their terms, apply or are to be performed in whole or in part after the Effective Time.

          9.4          Amendment. Subject to applicable law, this Plan of Merger may be amended, modified, or supplemented by, and only by, written agreement of Old Kent, MergerSub, and Home, executed by the respective officers thereunto duly authorized, at any time prior to the Effective Time.

          9.5          Expenses. Except as otherwise provided in this Plan of Merger, Home and Old Kent shall each pay its own expenses incident to preparing for, entering into, and carrying out this Plan of Merger, and incident to the consummation of the Merger. Each party shall pay the fees and expenses of any investment banker engaged by that party. The costs of all filing fees pertaining to the Registration Statement shall be paid by Old Kent. The costs of printing and mailing the Prospectus and Proxy Statement shall be paid by Home.

          9.6          Specific Enforcement. The parties each agree that, consistent with the terms and conditions of this Plan of Merger, in the event of a breach by a party to this Plan of Merger, money damages will be inadequate and not susceptible of computation because of the unique nature of Home, Home Bank, and the Merger. Therefore, the parties each agree that a federal or state court of competent jurisdiction shall have authority, subject to the rules of law and equity, to specifically enforce the provisions of this Plan of Merger by injunctive order or such other equitable means as may be determined in the court's discretion.

          9.7          Jurisdiction; Jury. The parties acknowledge that jurisdiction and venue may be permissible in more than one jurisdiction or court district. Old Kent, MergerSub, and Home each hereby agree not to assert any defense of improper jurisdiction or venue and each waive their right to a trial by jury.

          9.8          Waiver. Any of the terms or conditions of this Plan of Merger may be waived in writing at any time by action taken by the board of directors of a party, a duly authorized committee thereof, or a duly authorized officer of such party. The failure of any party at any time or times to require performance of any provision of this Plan of Merger shall in no manner affect such party's right at a later time to enforce the same provision. No waiver by any party of any condition, or of the breach of any term, covenant, representation, or warranty contained in this Plan of Merger, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach, or as a waiver of any other condition or of the breach of any other term, covenant, representation, or warranty.

          9.9          Notices. All notices, requests, demands, and other communications under this Plan of Merger shall be in writing and shall be deemed to have been duly given and effective immediately if delivered or sent and received by a fax transmission or electronic mail (if receipt by the intended recipient is confirmed by telephone and if hard copy is delivered by overnight delivery service the next day), a hand delivery, or a nationwide overnight delivery service (all fees prepaid) to the following addresses:

If to Old Kent or MergerSub:

Old Kent Financial Corporation
Attention: Mary E. Tuuk, Senior Vice
     President and Legal Coordinator
111 Lyon Street, N.W., Suite 100
Grand Rapids, Michigan 49503

Facsimile:           (616) 771-4698
Telephone:          (616) 771-5272
E-mail:    mary.tuuk@oldkent.com

With a copy to:

Warner Norcross & Judd LLP
Attention: Gordon R. Lewis
111 Lyon Street, N.W., Suite 900
Grand Rapids, Michigan 49503-2489

Facsimile:           (616) 752-2500
Telephone:          (616) 752-2752
E-mail:    glewis@wnj.com

If to Home: Home Bancorp Attention: Gary L. Hemrick, Vice President and Secretary 132 East Berry Street Fort Wayne, Indiana 46801 Facsimile: (219) 426-7027 Telephone: (219) 422-3502 E-mail:

With a copy to:

Thompson Hine & Flory LLP
Attention: Jeffrey E. Smith
One Columbus
10 West Broad Street
Columbus, Ohio 43215-3435

Facsimile:           (614) 469-3361
Telephone:          (614) 469-3204
E-mail:    jsmith@thf.com

          9.10          Governing Law. This Plan of Merger shall be governed, construed, and enforced in accordance with the laws of the State of Indiana, without regard to principles of conflicts of laws.

          9.11          Entire Agreement. This Plan of Merger (including all exhibits and ancillary agreements described in this Plan of Merger) supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the agreements and documents referred to in this Plan of Merger) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter; except for matters set forth in any written instrument concurrently or contemporaneously executed by the parties. No party may assign any of its rights or obligations under this Plan of Merger to any other person.

          9.12          Third Party Beneficiaries. The terms and conditions of this Plan of Merger shall inure to the benefit of and be binding upon Old Kent, MergerSub, and Home and their respective successors. Except to the extent provided in Section (Indemnification and Insurance), nothing in this Plan of Merger, express or implied, is intended to confer upon any person other than Old Kent, MergerSub, and Home any rights, remedies, obligations, or liabilities under or by reason of this Plan of Merger.

          9.13          Counterparts. This Plan of Merger may be executed in one or more counterparts, which taken together shall constitute one and the same instrument. Executed counterparts of this Plan of Merger shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by facsimile transmission from a party. If so delivered by facsimile transmission, the parties agree to promptly send original, manually executed copies by nationwide overnight delivery service.

          9.14          Further Assurances; Privileges. Each of Old Kent and Home shall, at the request of the other, execute and deliver such additional documents and instruments and take such other actions as may be reasonably requested to carry out the terms and provisions of this Plan of Merger.

          9.15          Headings, Etc. The article headings and section headings contained in this Plan of Merger are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan of Merger. With respect to any term, references to the singular form of the word include its plural form and references to the plural form of the word include its singular form.

          9.16          Calculation of Dates and Deadlines. Unless otherwise specified, any period of time to be determined under this Plan of Merger shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Plan of Merger shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then current local time in Grand Rapids, Michigan.

          9.17          Severability. If any term, provision, covenant, or restriction contained in this Plan of Merger is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Plan of Merger shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Plan of Merger to not achieve its essential purposes.

          9.18          Old Kent's Assurances Regarding MergerSub. In consideration of Home's execution and delivery of this Plan of Merger, Old Kent absolutely, unconditionally and irrevocably guarantees prompt payment when due of any and all amounts due from MergerSub to Home under this Plan of Merger and prompt performance of all of MergerSub's other obligations under this Plan of Merger; subject, however, to all of MergerSub's rights and defenses under this Plan of Merger. Old Kent, as sole shareholder of MergerSub, agrees that it shall vote all of the outstanding capital stock of MergerSub in favor of approval of this Plan of Merger and the Merger.

[The remainder of this page intentionally left blank]

                    In Witness Whereof, the undersigned parties have duly executed and acknowledged this Plan of Merger as of the date first written above.
OLD KENT FINANCIAL CORPORATION

By	/s/ Richard A. McGarrity Richard A. McGarrity, Senior Vice President

OK ACQUISITION CORPORATION

By	/s/ Richard A. McGarrity Richard A. McGarrity, Senior Vice President

HOME BANCORP

By	/s/ C. Phillip Andorfer C. Phillip Andorfer, Chairman of the Board

APPENDIX B

STOCK OPTION AGREEMENT

                    This Stock Option Agreement (the "Agreement") is made as of June 15, 2000, by and between Old Kent Financial Corporation, a Michigan corporation ("Grantee"), and Home Bancorp, an Indiana corporation ("Issuer").

                    As a condition to, and contemporaneous with, the execution of this Agreement, the parties are entering into an Agreement and Plan of Merger dated as of June 15, 2000 (the "Plan of Merger"). In consideration therefor, and as an inducement to Grantee to pursue the transactions contemplated by the Plan of Merger, Issuer has agreed to grant Grantee the Option (as defined below). The board of directors of Issuer has approved the grant of the Option and the Plan of Merger. Capitalized terms used but not defined in this Agreement shall have the meanings given to those terms in the Plan of Merger.

                    In consideration of the foregoing, and the mutual covenants and agreements set forth in this Agreement and in the Plan of Merger, the parties agree:

          1.          Grant of Option.

                    (a)          Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms of this Agreement, up to 197,092 fully paid and nonassessable shares of Issuer Common Stock, without par value ("Common Stock"), at a price per share equal to $14.75; provided that in the event Issuer issues or agrees to issue any shares of Common Stock prior to an Exercise Termination Event (or such later date as provided in Section 10) at a price per share less than $14.75 (as adjusted pursuant to Section 5(b)) (other than Permitted Issuances under the Plan of Merger), such price shall be equal to such lesser price (as adjusted, if applicable, the "Option Price") for each share of Common Stock then remaining subject to the Option; further provided, that in no event shall the number of shares for which this Option is exercisable, together with the number of shares owned by Grantee other than shares held by Grantee in a fiduciary capacity for a customer as to which it has no beneficial interest ("Fiduciary Shares"), exceed 9.999% of the Issuer's issued and outstanding shares of Common Stock without giving effect to any shares subject or issued pursuant to the Option.

                    (b)          The number of shares of Common Stock subject to the Option shall be increased or decreased, as appropriate, in the event that any additional shares of Common Stock are issued or otherwise become outstanding (other than pursuant to this Agreement or pursuant to an event described in Section 5(a) of this Agreement) or existing shares are redeemed, retired or otherwise become no longer outstanding after the date of this Agreement so that, after any such issuance, redemption or retirement, together with the number of shares previously issued pursuant to this Agreement or otherwise owned by Grantee other than Fiduciary Shares, the number of shares of Common Stock subject to the Option equals 9.999% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be considered to authorize Issuer to issue shares in breach of any provision of the Plan of Merger.

          2.          Exercise of Option.

                    (a)          The holder or holders of the Option (the "Holder") may exercise the Option, in whole or part, if and when at any time both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that the Holder shall have sent notice of such exercise (as required by Section 2(f)) within six months following such Subsequent Triggering Event (or such later date as provided in Section 10).

                    (b)          Each of the following shall be an "Exercise Termination Event": (i) consummation of the Merger at the Effective Time of the Merger; (ii) termination of the Plan of Merger in accordance with the provisions thereof if such termination occurs before the occurrence of an Initial Triggering Event; and (iii) the passage of 18 months (or such longer period as is provided in Section 10) after termination of the Plan of Merger if such termination follows the occurrence of an Initial Triggering Event. Notwithstanding anything to the contrary in this Agreement: (i) the Option may not be exercised at any time when Grantee shall be in material breach of any of its covenants or agreements contained in the Plan of Merger such that Issuer shall then be entitled to terminate the Plan of Merger as a result of such material breach; and (ii) this Agreement shall automatically terminate upon the proper termination of the Plan of Merger (x) by Issuer as a result of the material breach by Grantee of its covenants or agreements contained in the Plan of Merger, or (y) by Issuer or Grantee if the approval by any federal or state governmental authority or regulatory or administrative agency or commission (each a "Governmental Entity") necessary to consummate the Merger shall have been denied by final nonappealable action of such agency or authority.

                    (c)          The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date of this Agreement:

                    (i)          Issuer or any of its subsidiaries (an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (for purposes of this Agreement, the term "person" has the meaning given that term in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder) other than Grantee or any of its subsidiaries (a "Grantee Subsidiary");

                    (ii)          the board of directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than the Merger;

                    (iii)          any person other than Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (for purposes of this Agreement, the term "beneficial ownership" has the meaning given that term in Section 13(d) of the Exchange Act and the rules and regulations thereunder);

                    (iv)          the shareholders of Issuer shall have voted and failed to approve the Plan of Merger and the Merger at a meeting that was held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Plan of Merger or shall have been canceled prior to termination of the Plan of Merger if, or prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced or the shareholders of Issuer shall have been advised that any person (other than Grantee or any Grantee Subsidiary) shall have made, or shall have an intention to make, a proposal to engage in an Acquisition Transaction;

                    (v)          the board of directors of Issuer shall not have recommended, or shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Grantee its recommendation, that the shareholders of Issuer approve the transactions contemplated by the Plan of Merger at any meeting that was held for that purpose, in anticipation of engaging in an Acquisition Transaction (other than with Grantee or any Grantee Subsidiary), or following a proposal to Issuer to engage in an Acquisition Transaction, or Issuer or any Issuer Subsidiary shall have authorized, recommended or proposed (or publicly announced or advised its shareholders of its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or any Grantee Subsidiary;

                    (vi)          any person other than Grantee or any Grantee Subsidiary shall have filed with the Securities and Exchange Commission ("SEC") a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange or tender offer);

                    (vii)          Issuer shall have willfully breached any covenant or obligation contained in the Plan of Merger in anticipation of engaging in an Acquisition Transaction (other than with Grantee or any Grantee Subsidiary), and following such breach Grantee would be entitled to terminate the Plan of Merger;

                    (viii)          any person other than Grantee or any Grantee Subsidiary shall have filed an application or notice with the applicable Governmental Entity under the Bank Holding Company Act of 1956, the Federal Deposit Insurance Act, or other applicable state or federal banking laws or regulations, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

                    (ix)          a Fiduciary Event shall have occurred under the Plan of Merger;

                    (x)          the shareholders of Issuer shall have voted and failed to approve the proposed amendment to Article 11 of Issuer's Articles of Incorporation required by the Plan of Merger at a meeting that was held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Plan of Merger or shall have been canceled prior to termination of the Plan of Merger; or

                    (xi)          the board of directors of Issuer shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Grantee its recommendation that the shareholders of Issuer approve the proposed amendment to Article 11 of Issuer's Articles of Incorporation contemplated by the Plan of Merger.

For purposes of this Agreement, "Acquisition Transaction" means: (a) a merger, consolidation, share exchange or any similar transaction, involving Issuer or any Issuer Subsidiary other than the Merger; (b) a purchase, lease or other acquisition of all or a substantial part of the assets or deposits of Issuer or Issuer Subsidiary; (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary; or (d) any substantially similar transaction. For purposes of this Agreement, "subsidiary" has the meaning given to the term "subsidiary" in Rule 12b-2 under the Exchange Act. In this Agreement, the phrase "in anticipation of engaging in an Acquisition Transaction" shall include, without limitation, any action taken by Issuer's officers or board of directors after any written or oral, authorized or unauthorized, proposal or expression of interest has been communicated to any member of Issuer's management or board of directors concerning an Acquisition Transaction that in any way would involve Issuer and such proposal or expression of interest has not been withdrawn at the time of the action.

                    (d)          The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date of this Agreement:

                    (i)          the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

                    (ii)          occurrence of the Initial Triggering Event described in clause (i) of Section 2(c), except that the percentage referred to for purposes of defining "Acquisition Transaction" in clause (c) of that definition shall be 25%.

                    (e)          Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (collectively, "Triggering Events"). The giving of such notice by Issuer shall not be a condition to the right of Holder to exercise the Option.

                    (f)          If Holder is entitled and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of such notice is referred to as the "Notice Date") specifying: (i) the total number of shares it will purchase pursuant to such exercise; and (ii) a place and date not earlier than three business days nor later than 45 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of any Governmental Entity is required in connection with such purchase, Holder shall promptly file the required notice or application for approval, shall notify Issuer of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be considered to occur on the Notice Date relating thereto.

                    (g)          At the closing referred to in Section 2(f), Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices. Failure or refusal of Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude Holder from exercising the Option.

                    (h)          At the closing, simultaneously with the delivery of immediately available funds as provided in Section 2(g), Issuer shall deliver to Holder a certificate or certificates representing the number of shares of Common Stock purchased by Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of Holder to purchase the balance of the shares subject to this Option.

                    (i)          Certificates for Common Stock delivered at a closing under this Agreement may be endorsed with a restrictive legend that shall read substantially as follows:

"The transfer of the shares represented by this certificate is subject to certain provisions of an agreement, dated as of June 15, 2000, between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "Securities Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of counsel to Holder; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

                    (j)          Upon the giving by Holder to Issuer of the written notice of exercise of the Option provided for under Section 2(f) and the tender of the applicable purchase price in immediately available funds, Holder shall be considered, subject to the receipt of any necessary regulatory approvals, to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to Holder. Issuer shall pay all expenses, and any and all federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of Holder or its assignee, transferee or designee.

          3.          Covenants of Issuer. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed under this Agreement by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements and (y) if, under the applicable federal or state regulatory requirements or any state or federal banking law, prior approval of or notice to any Governmental Entity is necessary before the Option may be exercised, cooperating fully with Holder in preparing such applications or notices and providing such information to each such Governmental Entity as it may require) to permit Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant to this Agreement; and (iv) promptly to take all action provided in this Agreement to protect the rights of Holder against dilution.

          4.          Exchange of Option. This Agreement (and the Option granted by this Agreement) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling Holder to purchase, on the same terms and subject to the same conditions as are set forth in this Agreement, in the aggregate the same number of shares of Common Stock subject to this Option. The terms "Agreement" and "Option" as used in this Agreement include any stock option agreements and related options for which this Agreement (and the Option granted by this Agreement) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

          5.          Adjustments. In addition to the adjustment in the number of shares of Common Stock that are subject to the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock subject to the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5.

                    (a)          In the event of any change in, or distributions in respect of, Common Stock by reason of stock dividends, stock splits, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock subject to the Option shall be appropriately adjusted and proper provision shall be made so that, if any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), such number equals 9.999% of the number of shares of Common Stock then issued and outstanding.

                    (b)          Whenever the number of shares of Common Stock subject to the Option is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock subject to the Option prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock subject to the Option after the adjustment.

          6.          Registration Rights. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 12 months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or owner of any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the Securities Act covering any shares issued and/or issuable pursuant to this Option and shall use its commercially reasonable efforts to cause such registration statement to become effective and remain current to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its commercially reasonable efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. Issuer shall bear the costs of both of such registrations (including, without limitation, Issuer's attorneys' fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto). Notwithstanding the above, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in the process of registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters (or, if none, the sole underwriter or underwriters) of such offering, the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated by this Section 6 may be reduced; provided, that, after any such required reduction, the number of Option Shares included in such offering for the account of Holder shall constitute at least 25% of the total number of shares to be sold by Holder and Issuer in the aggregate; provided further, that if such reduction occurs, then Issuer shall file a registration statement (which shall not count as one of Holder's two demand registrations) for the balance of the Option Shares subject to the registration demand as promptly as practical as to which no reduction pursuant to this Section 6 shall be permitted or occur and, if such required reduction occurs in connection with the Holder's first demand registration, the 12 month period referred to in the first sentence of this Section shall be increased to 24 months for the Holder's second demand registration. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed to register Option Shares. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for an issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary in this Agreement, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

          7.          Repurchase of Option.

                    (a)          At any time after the occurrence of a Repurchase Event (defined below): (i) at the request of Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor to Issuer) shall repurchase the Option from Holder at a price (the "Option Repurchase Price") equal to the amount by which (x) the Market/Offer Price (as defined below) exceeds (y) the Option Price, multiplied by the number of shares for which this Option may then be exercised; and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor to Issuer) shall repurchase such number of the Option Shares from Owner as Owner shall designate at a price (the "Option Share Repurchase Price") equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term "Market/Offer Price" shall mean the highest of: (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made after the date hereof; (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement entered into with Issuer after the date hereof; (iii) the highest closing sale price for shares of Common Stock reported on the Nasdaq Stock Market within the six-month period immediately preceding the date Holder gives notice of the required repurchase of this Option or Owner gives notice of the required repurchase of Option Shares, as the case may be; or (iv) in the event of a sale of all or any substantial part of the assets or deposits of Issuer or any Issuer Subsidiary, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Holder or Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

                    (b)          Holder or Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that Holder or Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered in immediately available funds to Holder the Option Repurchase Price and/or to Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

                    (c)          To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify Holder and/or Owner and thereafter deliver or cause to be delivered in immediately available funds, from time to time, to Holder and/or Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(b) is prohibited under applicable law or regulation from delivering to Holder and/or Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its commercially reasonable efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly: (i) deliver to Holder and/or Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to Holder, a new Agreement evidencing the right of Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion of the Option Repurchase Price previously delivered to Holder and the denominator of which is the Option Repurchase Price, and/or (B) to Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this Section 7(c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

                    (d)          For purposes of this Section 7, a "Repurchase Event" shall be considered to have occurred upon the occurrence of any of the following events or transactions after the date of this Agreement and prior to the occurrence of an Exercise Termination Event (or such later date as provided in Section 10):

                    (i)          the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

                    (ii)          the consummation of any Acquisition Transaction described in clause (i) of Section 2(c), except that the percentage referred to for purposes of defining "Acquisition Transaction" in clause (c) of that definition shall be 50%.

          8.          Substitute Option.

                    (a)          If, prior to an Exercise Termination Event, Issuer shall enter into an agreement to (i) consolidate or merge with any person, other than Grantee or any Grantee Subsidiary, or engage in a plan of share exchange with any person, other than Grantee or any Grantee Subsidiary, and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquiror in such plan of share exchange, (ii) permit any person, other than Grantee or any Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of share exchange and Issuer shall be the continuing or surviving corporation, but, in connection with such merger or plan of share exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of share exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) sell or otherwise transfer all or a substantial part of its or any Issuer Subsidiary's assets or deposits to any person, other than Grantee or any Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth in this Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Holder, to acquire capital stock of either (x) the Acquiring Corporation (as defined below) or (y) any person that controls the Acquiring Corporation.

                    (b)          The following terms have the following meanings:

          (i)          "Acquiring Corporation" means: (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer); (ii) the acquiring person in a plan of share exchange in which Issuer is acquired; (iii) Issuer in a merger or plan of share exchange in which Issuer is the continuing or surviving or acquiring person; and (iv) the transferee of all or a substantial part of Issuer's or any Issuer Subsidiary's assets or deposits.

          (ii)          "Substitute Common Stock" means the voting common stock to be issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

          (iii)          "Assigned Value" means the Market/Offer Price, as defined in Section 7.

          (iv)          "Average Price" means the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger, exchange or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger, exchange or sale; provided, that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company that controls or is controlled by such person, as Holder may elect.

                    (c)          The Substitute Option shall have the same terms as the Option; provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

                    (d)          The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the

Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

                    (e)          In no event, pursuant to any of the subsections above, shall the Substitute Option be exercisable for a number of shares that, together with the number of shares owned by Grantee other than Fiduciary Shares, is more than 9.999% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 9.999% of the shares of Substitute Common Stock outstanding prior to exercise but for this Section 8(e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this Section 8(e) over (ii) the value of the Substitute Option after giving effect to the limitation in this Section 8(e). This difference in value shall be determined by a nationally recognized investment banking firm selected by Holder and reasonably acceptable to the Substitute Option Issuer.

                    (f)          Issuer shall not enter into any transaction described in Section 8(a) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer under this Agreement.

          9.          Repurchase of Substitute Option.

                    (a)          At the request of a holder of the Substitute Option (a "Substitute Option Holder"), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as defined below) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised. In addition, at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock, the Substitute Option Issuer shall repurchase the Substitute Common Stock at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of shares of Substitute Common Stock so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Common Stock, as applicable.

                    (b)          The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise their respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Common Stock pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Common Stock accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Common Stock in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Common Stock and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered in immediately available funds to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof that the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

                    (c)          To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation from repurchasing the Substitute Option and/or the Substitute Common Stock in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute

Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to Section 9(b) prohibited under applicable law or regulation from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its commercially reasonable efforts to obtain all required regulatory and legal approvals as promptly as practicable to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Common Stock either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly: (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (x) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of Substitute Common Stock obtained by multiplying the number of shares of Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion of the Substitute Option Repurchase Price previously delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (y) to the Substitute Share Owner, a certificate for the Substitute Common Stock it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of Section 9(c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period

          10.          Extension of Exercise Provisions. The 30-day, six-month, 12-month, 18-month or 24-month time periods for the exercise of certain rights under Sections 2, 6, 7, 9, 12 and 14 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals) and for the expiration of all statutory waiting periods; (ii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise; and (iii) in the event that an Initial Triggering Event may occur pursuant to Section 2(c)(vii) of this Agreement, after the passage of a period of time or cure period under the Plan of Merger, for a period of time equal to any notice or cure periods provided to Issuer in connection with any breach that would permit Grantee to terminate the Plan of Merger .

          11.          Representations and Warranties.

                    (a)          Issuer hereby represents and warrants to Grantee as follows:

                    (i)          Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by the board of directors of Issuer prior to the date of this Agreement and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer.

                    (ii)          Issuer has taken all necessary corporate action to authorize, reserve and permit it to issue, and at all times from the date of this Agreement through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable under this Agreement, and all such shares, upon issuance pursuant to this Agreement, will be duly authorized, validly issued, fully paid, nonassessable and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

                    (b)          Grantee hereby represents and warrants to Issuer as follows:

                    (i)          Grantee has full corporate power and authority to execute and deliver this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

                    (ii)          The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

          12.          Assignment. Neither party to this Agreement may assign any of its rights or obligations under this Agreement or the Option created under this Agreement to any other person without the express written consent of the other party, except that if a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions of this Agreement, may assign in whole or in part its rights and obligations under this Agreement; provided, that until the date 15 days following the date on which the last of all applicable Governmental Entities has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in: (i) a widely dispersed public distribution; (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer; (iii) an assignment to a single party (such as a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf; or (iv) any other manner approved by all applicable Governmental Entities.

          13.          Cooperation. Grantee and Issuer each will use its commercially reasonable efforts to make all filings with, and to obtain consents of, all third parties and Governmental Entities necessary to the consummation of the transactions contemplated by this Agreement, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable under this Agreement until such time, if ever, as it considers appropriate to do so.

          14.          Minimum Repurchase Proceeds.

                    (a)          Grantee may, at any time following a Repurchase Event that occurs prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price; provided, that Grantee may not exercise its rights pursuant to this Section 14 if Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7. The "Surrender Price" shall be equal to $2,000,000 (i) plus, if applicable, Grantee's purchase price with respect to any Option Shares and (ii) minus, if applicable, the excess of (A) the net cash amounts, if any, received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any party, over (B) the Option Price.

                    (b)          Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14 and (ii) the Surrender Price. The Surrender

Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

                    (c)          To the extent that Issuer is prohibited under applicable law or regulation from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that it is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited; provided, that if Issuer at any time after delivery of a notice of surrender pursuant to Section 14(b) is prohibited under applicable law or regulation from paying to Grantee the Surrender Price in full: (i) Issuer shall (A) use its commercially reasonable efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same; and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the date of any Exercise Termination Event shall be extended to a date six months from the date on which the Exercise Termination Event would have occurred if not for the provisions of this Section 14(c) (during which period Grantee may exercise any of its rights under this Agreement, including any and all rights pursuant to this Section 14).

          15.          Remedies. The parties acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party and that the obligations of the parties shall be enforceable by either party through injunctive or other equitable relief. In connection therewith, the parties waive the posting of any bond or similar requirement.

          16.          Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) (as adjusted pursuant to Sections 1(b) or 5), it is the express intention of Issuer to allow Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification of this Agreement.

          17.          Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be considered to have been duly given if delivered or sent and received by a fax transmission or electronic mail (if receipt by the intended recipient is confirmed by telephone and if hard copy is delivered by overnight delivery service the next day), by hand delivery, or by a nationwide overnight delivery service (all fees prepaid) to the respective addresses of the parties set forth in the Plan of Merger.

          18.          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

          19.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered to be an original, but all of which shall constitute one and the same agreement.

          20.          Fees and Expenses. Except as otherwise expressly provided in this Agreement, each party shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated under this Agreement, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

          21.          Entire Agreement. Except as otherwise expressly provided in this Agreement or in the Plan of Merger, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated under this Agreement and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties to this Agreement and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties to this Agreement, and their respective successors and permitted assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

[The remainder of this page intentionally blank]

                    In Witness Whereof, the parties have caused this Stock Option Agreement to be executed by their officers, thereunto duly authorized, as of the date first written above.
OLD KENT FINANCIAL CORPORATION

By:	/s/ Richard A. McGarrity Richard A. McGarrity Senior Vice President

HOME BANCORP

By:	/s/ Gary L. Hemrick Gary L. Hemrick Secretary

APPENDIX C

[To be updated as of a date that is approximately the date of the prospectus and proxy statement]

AFSI LOGO
A u s t i n
F i n a n c i a l
S e r v i c e s
INCORPORATED

July 26, 2000

Board of Directors
Home Bancorp
132 E. Berry Street
Fort Wayne, Indiana 46802

Members of the Board:

          You have requested our opinion, from a financial point of view, as to the fairness to Home Bancorp ("Home"), Fort Wayne, Indiana and its shareholders of the terms of the Agreement and Plan of Merger ("Agreement"), among Old Kent Financial Corporation ("Old Kent"), Grand Rapids, Michigan, OK Acquisition Corporation ("MergerSub"), Grand Rapids, Michigan, and Home. MergerSub was formed by Old Kent solely for the purpose of effectuating the merger. The reorganization will result in the merger of MergerSub with and into Home, Home will become a wholly-owned subsidiary of Old Kent, and Old Kent will continue in existence with Home's subsidiary, Home Loan Bank ("Home Loan"), remaining its wholly-owned subsidiary and an indirect subsidiary of Old Kent.

          Austin Financial Services, Inc., ("Austin Financial") is an investment banking firm specializing in the banking and financial services industry. Austin Financial is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. Austin Financial does not contemplate any future business with Home or Old Kent arising from this engagement, nor has its opinion concerning the fairness, from a financial point of view, of the terms of the Agreement been subject to indications of future business with either Home or Old Kent.

          In connection with its opinion, Austin Financial reviewed material bearing upon the financial operating condition of Home including, but not limited to: (1) Home's 1999 Annual Report; (2) Home Loan's Thrift Financial Report for the years 1994-1999 and for the first quarter of 2000; (3) Uniform Thrift Performance Report of Home Loan as of March 31, 2000; (5) Home Loan's investment security portfolio as of May 31, 2000; (6) Home's and Home Loan's statement of financial condition as of May 31, 2000; (7) Home Loan's interest rate schedule as of May 31, 2000; (8) Home Loan's nonaccrual loan list as of May 31, 2000; (9) other internally-prepared financial and operating information of Home and Home Loan; (10) publicly available data concerning certain other regional banks/thrifts and bank/thrift holding companies merger and acquisition transactions believed relevant to its inquiry; and (11) the Agreement.

          Furthermore, Austin Financial took into account its assessment of general economic, market and financial conditions and its familiarity in other transactions, as well as its experience in securities valuation and general knowledge of the banking industry. Austin Financial's opinion was based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to Austin Financial through that date.

          Austin Financial did not perform an independent evaluation of the assets and liabilities of Home or Old Kent, but relied upon the accuracy and completeness of all of the financial and other information provided to it by Home and Old Kent or from public sources. Nor did Austin Financial independently verify the adequacy of the aggregate allowances for loan losses set forth in the balance sheet of Home and Old Kent at May 31, 2000, and assumed on this date that such allowances complied fully with applicable law, regulatory policy, and sound banking practice. However, Austin Financial did perform the following due diligence of Old Kent: (1) reviewed Old Kent's 1999 Annual Report; (2) reviewed SEC form 10-Q of Old Kent for the first quarter of 2000; (3) reviewed Old Kent's watch loan list as of June 13, 2000; (4) reviewed litigation matters involving alleged claims for $1,000,000 or more against Old Kent; (5) reviewed Old Kent's previous two years of regulatory examinations; (6) reviewed historical and recent reported price and trading activity for Old Kent's common stock; (7) discussed the foregoing as well as posed several questions to Old Kent's management and representatives concerning matters that could have a material impact on the future value of Old Kent's common stock.

          In its analyses, Austin Financial made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Home and Old Kent. Any estimates contained in Austin Financial's analyses do not necessarily denote future results since many unforeseen occurrences could affect or alter such estimates. No financial institution or transaction utilized in Austin Financial's analyses was identical to Home, Old Kent or the terms of the Agreement. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments by Austin Financial concerning differences in financial and operating characteristics of the relevant financial institutions, the timing of the relevant transactions and prospective buyer interest, as well as other factors that could affect the public trading markets of the financial institution or financial institutions to which they are being compared.

          Under the terms of the Agreement, each share of Home common stock outstanding immediately prior to consummation of the merger, will be converted automatically into and become 0.6945 shares of validly issued, fully paid, and nonassessable Old Kent common stock. Each share of MergerSub common stock issued and outstanding immediately prior to consummation of the merger shall be converted automatically into and become one fully paid and nonassessable share of common stock, without par value, of Home. If Old Kent declares a stock dividend, stock split, or stock split-up of Old Kent common stock payable to its holders as of a record date prior to the consummation of the merger, then the exchange ratio shall be adjusted according to the manner provided in Section 2.2.1 of the Agreement.

          The following is a brief description of the analysis of Home utilizing various valuation methods and comparisons.

          Using the discounted future cash flow valuation method, Austin Financial projected Home's cash flow from June 1, 2000 through May 31, 2005. The principal behind the discounted future cash flow analysis is that the worth of a business is equal to the future expected cash flow discounted at a rate that reflects the yield a prudent investor would require on a similar investment. Besides determining five years of cash flows, Austin Financial also estimated Home's residual value as of May 31, 2005. The residual value represents the value of the institution beyond the explicit forecasted period. This value is calculated using the cash flow during the year following the final projected year. The steps involved in determining the value of Home utilizing the discounted future cash flow method included the following: (1) the earnings for each year of the forecasted period that were in excess of the amount necessary to maintain a 6.00% equity capital to asset ratio were added to book charges such as concurrent estimated depreciation less any projected capital expenditures in order to determine future cash flow; (2) the future cash flows were then converted to a present value equivalent using a discount rate of 17.35%, which was determined from the use of the Capital Asset Pricing Model ("CAPM"); (3) the residual value was then calculated by dividing the projected cash flow for the year subsequent to May 31, 2005 by the capitalization rate (the capitalization rate not only includes all aspects of the CAPM but also reflects the long-term income growth prospects of Home, as well as specific company risk factors); (4) the present value equivalent of the residual value was calculated using the 17.35% discount rate; and (5) the present value of the cash flows and the residual value were added together. The fair market value per share of Home's common stock resulting from this analysis was $17.03 (assumes 2,059,880 shares outstanding).

          Austin Financial also determined the fair market value of Home utilizing the adjusted book method of Home as an alternative valuation method. This method requires a three-step process. First, the book value is determined. This figure is derived from the May 31, 2000 balance sheet, and it represents the summary measure of stockholders' claims against the assets, on a historical cost basis. Second, assets and liabilities are restated to their fair market values. The adjusted book value calculation considers each major asset and liability account classification. Finally, additional "off-

balance sheet" adjustments are calculated, if necessary. The fair market value per share of Home's common stock resulting from this analysis was $21.76.

          Austin Financial accorded an equal weight to each of the values derived from its analysis in order to arrive at an aggregate value of Home. The weightings were based on Austin Financial's review of the financial position, history and recent performance of Home. The sum of the weighted values or $19.40 per share equates to the fair market value of Home as of May 31, 2000.

          Based on the exchange ratio of the Agreement, a closing price per share of $28.625 for Old Kent's common stock as of July 24, 2000, the transaction would result in a $19.88 per share value for Home's shareholders. Therefore, the exchange ratio of the Agreement would be fair, from a financial standpoint, to Home shareholders since the transaction would result in a positive margin of $0.48 per share in comparison to the fair market value of Home as determined by Austin Financial.

          For comparison purposes and not as another method to value Home, Austin Financial collected data on eighteen other mergers and acquisitions that were announced between November 1, 1999 and May 31, 2000, in the states of Indiana, Ohio, Illinois and Michigan involving target financial institutions with assets under $850 million. Austin Financial selected four of the eighteen other mergers and acquisitions target financial institutions that were essentially comparable in return on assets and return on equity with Home. Austin Financial calculated the mean multiples of the price paid to both earnings and book value of the four selected institutions and compared them to the same multiples produced by the terms of the merger. Set forth below are the transaction multiples:
	Selected Bank/Thrift Acquisitions	Home
Price/Earnings Multiple	20.74	13.45
Price/Book Value Multiple	172.08	109.64

          The financial institution acquisition transactions announced between November 1, 1999 and May 31, 2000 included in the above multiples are:
Buyer (City, ST)	Target (City, ST)
BancFirst Ohio Corp. (Zanesville, OH)	Milton Federal Financial Corp. (West Milton, OH)
First Place Financial Corp. (Warren, OH)	Ravenna Savings Bank (Ravenna, OH)
Old National Bancorp (Evansville, IN)	Permanent Bancorp, Inc. (Evansville, IN)
Southern Michigan Bancorp Inc. (Coldwater, MI)	Sturgis Bank & Trust Company (Sturgis, MI)

          The results produced from this comparison do not purport to be indicative of actual value or expected value of Home shares of common stock. The disparity in the above multiples may, in part, be explained by Home's significant interest rate risk due to its high percentage of fixed-rate mortgage loans. The average yield associated with Home's fixed-rate mortgage loans narrowly exceeds its cost of funds (liabilities). If interest rates increase, Home's deposits, accordingly, would be refinanced at a higher rate before an equal dollar amount in mortgage loans could be refinanced. This exposes Home to a potential narrowing of its net interest margin and, consequently, a significant reduction in net earnings. It should be noted that the above multiples do not take into effect the anticipated 50% increase in dividends to Home's shareholders subsequent to the consummation of this merger.

          Home and Austin Financial have entered into an arrangement relating to the services to be provided by Austin Financial in connection with the Agreement. Home has agreed to pay Austin Financial for its services a fee of .90% of the total purchase consideration paid in the merger plus reasonable out-of-pocket expenses. In addition, Home also has agreed to indemnify Austin Financial and its officers, directors, shareholders, employees and agents for any loss and any liability incurred as a result of Austin Financial's engagement, unless such loss or liability is caused by Austin Financial's own unlawful conduct, breach of duty or negligence during the course of performing Austin Financial's services.

          Austin Financial, in rendering its opinion, has assumed that the transaction will be a tax-free reorganization with no material adverse tax consequences to any of the parties involved. In addition, Austin Financial has assumed that in the course of obtaining the necessary regulatory approvals for the transaction, no condition will be imposed upon Home or Old Kent that will have a materially adverse impact on the contemplated benefits of the proposed transaction to Home and Old Kent and their shareholders.

          Based upon Austin Financial's analysis and subject to the qualifications described herein, considering all circumstances known to it and based upon other matters considered relevant, Austin Financial believes that as of the date of this letter, the terms of the Agreement, including the consideration to be received by Home shareholders, from a financial point of view, are fair to Home and its shareholders.
On behalf of Austin Financial Services, Inc. /s/ Douglas V. Austin Dr. Douglas V. Austin President and CEO

APPENDIX D

1999 ANNUAL REPORT

Year ended September 30, 1999

Report To Shareholders

[GRAPHIC-BANK PICTURE OMITTED]

Home Bancorp

Fort Wayne, Indiana

CORPORATE PROFILE

Home Bancorp, Fort Wayne, Indiana, an Indiana Corporation, was established March 29, 1995 as a savings bank holding company for its principal subsidiary, Home Loan Bank fsb. Based on total assets at September 30, 1999 of $414 million, Home Bancorp is the largest savings bank holding company headquartered in Fort Wayne, the second largest city in Indiana.

Originally founded on March 22, 1893 by a group of fellow German immigrants representing local business people, the Bank is a dedicated community oriented financial institution offering traditional deposit and mortgage and consumer loan products. The Bank maintains a ten full-service office network in Fort Wayne, Decatur and New Haven and possesses the distinction of being Fort Wayne's oldest bank.

As a guide for our forthcoming 107th consecutive year, our challenge is to continue the Bank's solid reputation and offer superior service with competitive prices through increased efficiency and close operating expense controls. Home Loan Bank fsb is an equal opportunity employer and an equal housing lender.

The common stock of Home Bancorp trades under the symbol HBFW on The Nasdaq National Market.

TABLE OF CONTENTS
Corporate Profile	Front Cover Inside

President's Annual Shareholder Report	D-1

Selected Consolidated Financial Data	D-2

Management's Discussion & Analysis of Financial Condition & Results of Operations	D-4

Report of Independent Auditors	D-15

Consolidated Balance Sheets	D-16

Consolidated Statements of Income	D-17

Consolidated Statements of Changes in Shareholders' Equity	D-18

Consolidated Statements of Cash Flows	D-19

Notes to Consolidated Financial Statements	D-20

Corporate & Shareholder Information	D-43

Home Loan Bank Office Locations	D-43

Mission Statement	D-44

Market Makers	D-44

Directors & Officers	D-45

[GRAPHIC-MAP OF BANK LOCATIONS OMITTED]

Fort Wayne	The Midwest Hub !

PRESIDENT'S ANNUAL SHAREHOLDER REPORT

Home Loan Bank - the Bank that makes a difference!

With highly individualized service and a variety of banking products, we continue to provide good performance and build shareholder value. With more than $345 million in loans and other contributions throughout our community, we support the growth of Northeast Indiana, which has been our home since 1893.

As a leader in the home loan industry, we are satisfied not simply by maintaining the standards, but by raising and setting the standards. It is our employees who take pride from mastering new information systems to maintaining a refreshing, "can-do" attitude. It is our employees who meet the needs of the community by giving of their time and talents. It is our philosophy of putting customers and community first. Our continued commitment to customer satisfaction has resulted in our continued growth and profitability, fueled by a strong loan portfolio and excellent overhead control. We will never be your ordinary bank. We will always be the Bank that makes a difference - for our customers and our community.

Since opening in 1893, Home Loan Bank has built a history of safe, sound, profitable growth. Now in its 106th year, the Bank continues to deliver its hallmark customer service, while enhancing shareholder value. In 1999, this operating philosophy helped the Bank exceed $413 million in Total Assets, which places it in the top 25% of all thrift institutions in Indiana. The Bank earned 7.90% Return on Average Equity and .79% Return on Average Assets, both indicative of a conservative management style. These achievements represent the Bank's solid foundation and will facilitate future growth.

Net Income in 1999 was $3.1 million, a 6.9% increase over 1998's $2.9 million. 1999's Basic Net Income Per Share was $1.56 compared to $1.32 in 1998 and $1.20 in 1997. This consistent earnings growth demonstrates management's commitment to effectively controlling expenses, while attracting deposits and quality loans.

Total Deposits were more than $363 million at September 30, 1999, with Total Loans in excess of $345 million, representing respectively, 15% and 6.7% increases over September 30, 1998. Total Assets were in excess of $413 million at September 30, 1999, which represents an 11.2% increase over 1998's figure.

At the core of the Bank's solid performance is the continued soundness of its loan portfolio - measured not by quantity of loans but by quality. Again in FY1999 the Bank only recorded nominal charge-offs. The Bank continues to be responsive and flexible in working with its customers, while at the same time maintaining sound credit judgment.

Also of note is the Bank's exceptional Efficiency Ratio, which translates into excellent control of overhead expenses. The Ratio measures the dollar amount of overhead expense, such as salaries and benefits, building occupancy and other noninterest expense needed to generate one dollar of income. The Bank's Efficiency Ratio of 50 cents needed to generate $1 of income is significantly below the industry general benchmark of 60 cents for every $1 of income. Reaching this level of efficiency has required our employees to provide an extraordinary level of service.

As we prepare for the next year of business, we have never deviated from our mission: meeting the financial needs of our customers with an encouragement of investments and the promotion of home ownership. Further, we shall perform our obligations in an ethical manner in the community as a responsible corporate citizen and acknowledge the holding company's ultimate responsible goal of shareholder enhancements.

We continue to concentrate on services that will have the greatest impact on our customers' success. Our proactive approach to technology and systems, high level of service, competitive rates, high quality loans and low overhead all contribute to our original purpose: raising deposits. Doing so takes people committed to achieving even higher levels of service and success for customers....people who make a difference. Our employees are the top professionals in the banking industry - the results speak for themselves. With your continued support, we are very optimistic about the coming year.

Sincerely,

/s/Marvin C. Schumm

December 1, 1999	Marvin C. Schumm,
President & Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA

Set forth below are selected consolidated financial and other data of the Company. This financial data is derived in part from the consolidated financial statements and related notes of the Company which are presented elsewhere in this Annual Report.

		At September 30,

	1999	1998	1997	1996	1995

			(In Thousands)
Summary of Financial Condition:
Total assets	$413,957	$372,429	$346,041	$322,702	$313,185
Loans receivable, net	345,999	324,188	283,987	250,306	214,405
Cash and cash equivalents	36,313	23,366	16,445	11,923	21,390
Investment securities and FHLB Stock	26,333	19,944	40,530	54,842	71,917
Deposits	363,354	315,998	297,493	271,185	256,108
Federal Home Loan Bank advances	7,000	9,000	-	-	-
Shareholders' equity - substantially restricted	37,923	41,038	43,991	46,713	54,060

		Year Ended September 30,

	1999	1998	1997	1996	1995
			(In Thousands)

Summary of Operating Results:
Interest income	$27,253	$25,979	$24,422	$22,913	$21,120
Interest expense	17,204	16,223	14,963	13,787	12,730

Net interest income	10,049	9,756	9,459	9,126	8,390
Provision for loan losses	2	2	2	13	87

Net interest income after provision for
loan losses	10,047	9,754	9,457	9,113	8,303
Noninterest income:
Net losses on trading securities	(27)	--	--	--	--
Net gains on sales of securities available
for sale	41	108	--	1	1
Net gains on sales of loans held for sale	4	--	--	2	--
Other	390	248	246	227	220

Total noninterest income	408	356	246	230	221
Noninterest expense:
Employee compensation and benefits	3,154	3,088	2,726	2,512	2,088
Occupancy and equipment	791	729	591	528	584
Federal deposit insurance premium	192	186	251	2,235	582
Other	1,049	1,009	1,187	1,151	1,274

Total noninterest expense	5,186	5,012	4,755	6,426	4,528

Income before income taxes and cumulative
effect of change in accounting principle	5,269	5,098	4,948	2,917	3,996
Income tax expense	2,214	2,192	2,055	1,281	1,535

Income before cumulative effect of change
in accounting principle	3,055	2,906	2,893	1,636	2,461
Cumulative effect of change in accounting
for derivative instruments and hedging

activities, net of tax	55	--	--	--	--

Net income	$3,110	$2,906	$2,893	$1,636	$2,461

		Year Ended September 30,

	1999	1998	1997	1996	1995

PERFORMANCE RATIOS (Averages)

Return on assets(1).	.79%	.82%	.87%	.52%	.83%
Return on shareholders' equity(2).	7.90	6.80	6.43	3.21	6.50
Yield on interest-earning assets	7.05	7.47	7.53	7.43	7.25
Cost of interest-bearing liabilities	5.06	5.30	5.30	5.30	4.99
Net interest spread(3)	1.99	2.17	2.23	2.13	2.26
Net interest rate margin(4).	2.60	2.80	2.92	2.96	2.88
Operating (G&A) expenses to assets(5)(6)	1.31	1.42	1.44	1.52	1.53
Efficiency ratio (6)(7).	49.59	49.56	48.99	51.05	52.59
Net interest income to operating (G&A)
expenses(6).	193.77	194.65	198.93	190.80	185.29
Interest-earning assets to interest-bearing
liabilities.	113.63	113.78	114.90	118.63	114.73
Average assets (dollars in thousands).	$395,724	$353,789	$331,060	$314,645	$296,221

CAPITAL RATIOS

Equity to assets at period end	9.16%	11.02%	12.71%	14.48%	17.26%
Average equity to average assets	9.95	12.07	13.59	16.21	12.79
Average tangible equity to average assets	9.95	12.07	13.59	16.21	12.79
Dividend payout ratio.	25.17	24.22	16.95	17.54	-

ASSET QUALITY RATIOS

Non-performing assets to total assets.	.02%	.08%	.06%	.07%	.03%
Non-performing loans to total loans.	.03	.09	.08	.09	.05
Allowance for loan losses to net loans	.39	.43	.49	.55	.64
Allowance for loan losses to non-
performing loans	1,525	476	622	600	1,411
Net charge-offs to net loans	.01	-	-	-	-
Loans to deposits.	95.22	102.59	95.46	92.30	83.72
Loans to assets.	83.58	87.05	82.07	77.57	68.46
Loan originations (dollars in thousands)	$113,570	$114,171	$81,888	$83,917	$51,514

PER COMMON SHARE

Dividends declared per share	$.38	$0.31	$0.20	$0.10	$-
Income before cumulative effect of
change in accounting principle:
Earnings, basic.	1.53	1.32	1.20	.57	.44
Earnings, diluted.	1.48	1.28	1.18	.57	.44
Net income:

Earnings, basic.	1.56	1.32	1.20	0.57	0.44
Earnings, diluted.	1.51	1.28	1.18	0.57	0.44
Book value	18.49	18.20	17.83	16.91	16.37
Tangible book value.	18.49	18.20	17.83	16.91	16.37
Shares outstanding at period end	2,050,506	2,254,642	2,467,238	2,762,350	3,303,178

Number of full-service offices	10	9	9	8	8

(1)	Net income divided by average total assets.

(2)	Net income divided by average total shareholders' equity.

(3)	Interest rate spread is determined by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.

(4)	Net interest income divided by average interest-earning assets.

(5)	Other expense divided by average total assets.

(6)

The ratios for 1996 excludes $1.65 million pre-tax on non-recurring SAIF special assessment. Including the said exclusion, operating expenses to average assets would be 2.04%; efficiency ratio would be 68.68%; net interest income to operating expenses would be 142.02%.

(7)	Operating expenses divided by the sum of net interest income and noninterest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

Fiscal year 1999 marked the fourth full year of operation of Home Bancorp (the Company) since the conversion of Home Loan Bank fsb (the Bank) on March 29, 1995 from a mutual to stock form of ownership (the Conversion). Through that conversion the Company raised $30.1 million, net of funds used to purchase shares for an Employee Stock Ownership Plan (the ESOP) and net of Conversion costs. During fiscal 1999 and 1998 the Company continued to leverage those conversion proceeds in sustained growth in its balance sheet. Through the origination of first lien residential mortgages in the Bank's service area, the Company had substantive loan portfolio growth that was supported by growth in consumer deposits, borrowings from the Federal Home Loan Bank of Indianapolis (the FHLB), and use of investment proceeds. During fiscal 1999 and 1998 the Company also repurchased 250,671 and 234,731 shares of Home Bancorp stock to fund stock options and for other general corporate purposes. The leverage of the Company's capital through the stock repurchases enhanced both the earnings per share and the return on equity. The Company's net income for fiscal 1999 represents the most profitable year on record for the Company.

Financial Condition

September 30, 1999 compared to September 30, 1998. The Company's total assets increased from $372.4 million as of September 30, 1998 to $414.0 as of September 30, 1999, an increase of $41.6 million or 11.2%. Shareholders' equity decreased from $41.0 as of September 30, 1998 to $37.9 million as of September 30, 1999, a decrease of $3.1 million or 7.6%. The decrease in shareholders' equity was primarily the net result of earnings for the year of approximately $3.1 million, release of shares for benefit plans, the repurchase of 250,671 shares of common stock for $6.9 million, and dividends paid on common stock.

Total cash and cash equivalents increased from $23.4 million as of September 30, 1998 to $36.3 million as of September 30, 1999, an increase of approximately $12.9 million. Investment securities, including those held-to-maturity and ava ilable-for-sale, were $23.2 million as of September 30, 1999, an increase of $6.0 million from the balance of $17.2 million as of September 30, 1998. As of January 1, 1999, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In accordance with provisions in that statement, the Company chose to reclassify certain securities from held-to-maturity to trading and available-for-sale. The amortized cost of securities transferred to available-for-sale was $4,007,930 and the unrealized net gain was $26,444, which is included in shareholders' equity, net of income tax effect of $10,474. The amortized cost of the securities transferred to trading was $4,015,191 and the unrealized net gain was $91,060, which is reported as the cumulative effect of a change in accounting principle, net of tax of $36,069. The Company has no derivative instruments to account for under provisions of this statement. The net increase in liquid assets during the fiscal year was used primarily to fund growth in the loan portfolio and repurchase common stock.

Net loans receivable increased $21.8 million or 6.7%, from $324.2 million as of September 30, 1998 to $346.0 million as of September 30, 1999. This increase was primarily the result of continued growth in one- to four-family residential loan originations in the Company's primary lending area. Mortgage loan originations increased as a result of demand attributable to a continued stable interest rate environment and historically low unemployment rates.

Total deposits were $363.4 million as of September 30, 1999, an increase of $47.4 million from $316.0 million as of September 30, 1998. The increase in deposits was primarily the result of significant growth in both core deposits and certificates of deposits. As of September 30, 1999, certificates of deposit had an increase of $29.1 million from $234.6 million as of September 30, 1998 to $263.7 million as of September 30, 1999. As of September 30, 1999, core deposits had an increase of $18.2 million from $81.4 million as of September 30, 1998 to $99.6 million as of September 30, 1999. Management attributes this fact to customer preferences which include higher yielding instruments of deposit of relatively short maturities as well as the liquidity afforded lower yielding transactional accounts. At September 30, 1999, the Company had $186.4 million in certificates of deposit with terms of one year or less as compared to $151.8 million for the same period ended September 30, 1998. The Company's pricing of certificates of deposit are consistent with that of its competitors.

Due to favorable funding rates and anticipated liquidity needs, the Bank has borrowed funds from the FHLB. Outstanding FHLB advances as of September 30, 1999 were $7.0 million. The maturity of these advances ranged from 1 to 9 years and were secured by a blanket lien arrangement. The Company had $9.0 million in advances as of September 30, 1998.

Results of Operations

Comparison of the Fiscal Years Ended September 30, 1999 and 1998

General. Net income for the year ended September 30, 1999 was $3.1 million, an increase of $204,000 compared to net income recorded for the year ended September 30, 1998. The increase in net income for the year ended September 30, 1999 compared to the prior year was primarily the result of an increase in net interest income and other noninterest income that was partially offset by increased operating expenses and income taxes.

Interest Income. Interest income increased $1.3 million, or 5.0%, from $26.0 million for the year ended September 30, 1998 to $27.3 million for the year ended September 30, 1999. Interest income on loans receivable increased $1.4 million while interest income on investments and other interest-earning assets decreased $155,000 during fiscal 1999 as compared to fiscal 1998. The increase in interest income for fiscal 1999 was primarily the result of increases in the average balance of outstanding loans, as yields earned on loan balances decreased during the fiscal year. The average balance as well as the yield on investment securities decreased during fiscal 1999. The average balance of interest earning deposits increased, and the yield on these deposits decreased when compared to fiscal 1998.

Interest Expense. Interest expense increased $1.0 million, or 6.2%, from $16.2 million for the year ended September 30, 1998 to $17.2 million for the year ended September 30, 1999. The increase in interest expense was the result of higher average balances of deposits, FHLB advances, and rate based savings preferences of customers during fiscal 1999. The weighted average rate paid on interest-bearing liabilities for fiscal 1999 of 5.06% compared to an average of 5.30% for fiscal 1998. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

Net Interest Income. Net interest income increased $293,000, or 3.0%, from $9.7 million for the year ended September 30, 1998 to $10.0 million for the year ended September 30, 1999. This increase was attributable to the increase in interest income which more than offset the increase in interest expense as previously discussed. The Company's interest rate spread decreased from 2.17% during fiscal 1998 to 1.99% during fiscal 1999. The decrease in the interest rate spread during the fiscal year reflected a general decrease in market spreads.

Provision For Loan Losses. The provision for loan losses for the year ended September 30, 1999 was $2,400. This was the same amount provided for in fiscal 1998. The Company's provision for loan losses was based on, among other things, management's assessment of the credit risk inherent in the Company's loan portfolio and the current balance of the allowance for loan losses. At September 30, 1999, the Company's allowance for loan losses totaled $1.3 million or .39% of net loans receivable and 1,525% of total non-performing loans. In management's assessment, continued growth in the Company's residential loan portfolio has not significantly raised anticipated risk exposures nor impaired the Company's ability to absorb future loan losses.

In establishing its allowance, the Company also considers the level of its classified and non-performing assets and their estimated value, the national economic outlook which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area, the regulators' view of adequate reserve levels for the thrift industry, the Company's historically low loan losses, and the levels of the allowance for loan losses established by the Company's peers. Accordingly, the allowance for loan losses is not based solely on the level of non-performing loans. The Company had $51,000 in net loan charge-offs in fiscal 1999.

The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of its allowance for loan losses is subject to review by the Office of Thrift Supervision (the OTS) as part of their examination process, which may result in the establishment of additional allowances based upon their judgment of the information available to them at the time of their examination.

Noninterest Income. Noninterest income increased from $356,000 in fiscal 1998 to $408,000 in fiscal 1999. This modest increase was primarily the result of increases in service charges and fees which more than offset the decrease in securities gains.

Noninterest Expense. Noninterest expense increased approximately $174,000, or 3.5%, from $5.0 million in fiscal 1998 to $5.2 million in fiscal 1999. Approximately $66,000 of this increase was attributable to employee compensation and benefits. Occupancy and equipment expense in fiscal 1999 increased by approximately $62,000 including expenditures and depreciation costs associated with Year 2000 issues. Some of these costs represented non-recurring items necessary in the Company's readiness for Year 2000. See "Year 2000 Compliance." Other noninterest expenses increased $40,000 for the fiscal year ended 1999 when compared to the like period in 1998, primarily the result of increased data processing expenses partially offset by other noninterest expense.

Income Tax Expense. Income tax expense increased from $2.19 million in fiscal 1998 to $2.21 million in fiscal 1999, as a result of higher pretax earnings for the period. The effective tax rate in fiscal 1999 was moderately lower than in 1998 primarily due to decreased market values of ESOP shares relative to cost.

Comparison of the Fiscal Years Ended September 30, 1998 and 1997

General. Net income for the year ended September 30, 1998 was $2.9 million, an increase of $13,000 compared to net income recorded for the year ended September 30, 1997. The modest increase in net income for the year ended September 30, 1998 compared to the prior year was primarily the result of an increase in net interest income and net gains on sales of securities available for sale, that was nearly offset by increased noninterest expenses and income taxes.

Interest Income. Interest income increased $1.6 million, or 6.6%, from $24.4 million for the year ended September 30, 1997 to $26.0 million for the year ended September 30, 1998. Interest income on loans receivable increased $2.7 million while interest income on investments and other interest-earning assets decreased $1.1 million during fiscal 1998 as compared to fiscal 1997. The increase in interest income for fiscal 1998 was primarily the result of increases in the average balance of outstanding loans, as yields earned on loan balances decreased when compared to fiscal 1997. Both the average balances of investments and interest-earning deposits, and the yield earned on those balances decreased during the year ended September 30, 1998 compared to the year ending September 30, 1997. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

Interest Expense. Interest expense increased $1.2 million, or 8.0%, from $15.0 million for the year ended September 30, 1997 to $16.2 million for the year ended September 30, 1998. The increase in interest expense was the result of higher average balances of deposits and FHLB advances, and rate based savings preferences of customers during fiscal 1998. The weighted average rate paid on interest-bearing liabilities for fiscal 1998 of 5.30% was the same as in fiscal 1997. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

Net Interest Income. Net interest income increased $297,000, or 3.1%, from $9.5 million for the year ended September 30, 1997 to $9.8 million for the year ended September 30, 1998. This increase was attributable to the increase in interest income which more than offset the increase in interest expense as previously discussed. The Company's interest rate spread decreased from 2.23% during fiscal 1997 to 2.17% during fiscal 1998. The decrease in the interest rate spread during the fiscal year reflected a general decrease in market spreads.

Provision For Loan Losses. The provision for loan losses for the year ended September 30, 1998 was $2,400. This was the same amount provided for in fiscal 1997. The Company's provision for loan losses was based on, among other things, management's assessment of the credit risk inherent in the Company's loan portfolio and the current balance of the allowance for loan losses. At September 30, 1998, the Company's allowance for loan losses totaled $1.4 million or .43% of net loans receivable and 476% of total non-performing loans. In management's assessment, continued growth in the Company's residential loan portfolio has not significantly raised anticipated risk exposures nor impaired the Company's ability to absorb future loan losses.

In establishing its allowance, the Company also considers the level of its classified and non-performing assets and their estimated value, the national economic outlook which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area, the regulators' view of adequate reserve levels for the thrift industry, the Company's historically low loan losses, and the levels of the allowance for loan losses established by the Company's peers. Accordingly, the allowance for loan losses is not based solely on the level of non-performing loans. The Company had no loan charge-offs in fiscal 1998 or 1997.

Noninterest Income. Noninterest income increased from $246,000 in fiscal 1997 to $356,000 in fiscal 1998. The increase was the result of net gains on sales of securities available for sale that were sold to fund liquidity needs of the Company. There were no sales of interest earning assets during fiscal 1997.

Noninterest Expense. Noninterest expense increased approximately $257,000, or 5.4%, from $4.7 million in fiscal 1997 to $5.0 million in fiscal 1998. Approximately $362,000 of this increase was attributable to employee compensation and benefits. Specifically, increases in the Company's stock price during the fiscal year impacted expenses associated with the ESOP and accounted for most of this increase. Occupancy and equipment expense in fiscal 1998 increased by approximately $138,000 including expenditures and depreciation costs associated with Year 2000 issues. Some of these costs represented non-recurring items necessary in the Company's readiness for Year 2000. See "Year 2000 Compliance." Federal deposit insurance premiums decreased by approximately $65,000 in fiscal 1998 from the prior year as a result of the lowering of premiums following the recapitalization of the federal deposit insurance fund. Other noninterest expenses decreased $178,000 for the fiscal year ended 1998 when compared to the like period in 1997, primarily from the deferral of loan origination costs.

Income Tax Expense. Income tax expense increased from $2.1 million in fiscal 1997 to $2.2 million in fiscal 1998, as a result of higher pretax earnings for the period. The effective tax rate in fiscal 1998 was moderately higher than in 1997 primarily due to increased market values of ESOP shares relative to cost.

Average Balances, Interest Rates and Yields
				For the Year Ended September 30,
	At September 30, 1999			1999			1998

Interest-Earning Assets:				(Dollars in Thousands)

Interest-earning deposits	$34,232	5.22%	$24,775	$1,109	4.48%	$14,122	$680	4.82%
Investment securities	23,159	5.32	19,992	1,135	5.68	26,044	1,748	6.71
Loans	345,999	7.19	338,585	24,771	7.32	305,218	23,342	7.65
FHLB stock	3,174	8.03	2,978	238	7.99	2,603	209	8.03

Total interest-earning assets	406,564	6.92	386,330	27,253	7.05	347,987	25,979	7.47

Noninterest-earning assets	7,393		9,394			5,802

Total assets	413,957		395,724			353,789

Interest-Bearing Liabilities:

Savings accounts	16,793	2.08	16,179	349	2.16	15,851	405	2.56
NOW and money market accounts	75,023	3.71	71,053	2,619	3.69	62,486	2,311	3.70
Certificates of deposits	263,735	5.51	245,596	13,853	5.64	225,755	13,415	5.94
FHLB advances	7,000	5.27	7,148	383	5.36	1,750	92	5.26

Total interest-bearing
liabilities	362,551	4.97	339,976	17,204	5.06	305,842	16,223	5.30

Noninterest-bearing liabilities	13,483		16,383			5,231

Total liabilities	376,034		356,359			311,073
Shareholders' equity	37,923		39,365			42,716

Total liabilities and
shareholders' equity	413,957		395,724			353,789

Net interest-earning assets	$44,013		$46,354			$42,145

Net interest income				$10,049			$9,756

Interest rate spread(1)		1.95%			1.99%			2.17%
Net yield on weighted average interest-
earning assets(2)					2.60%			2.80%
Average interest-earning assets to
average interest-bearing liabilities			113.63%			113.78%

	For the Year Ended September 30, 1997
Interest-Earning Assets:

Interest-earning deposits	$17,097	$897	5.25%
Investment securities	39,153	2,728	6.97
Loans	265,704	20,618	7.76
FHLB stock	2,252	179	7.95

Total interest-earning assets	324,206	24,422	7.53

Noninterest-earning assets	6,854

Total assets	331,060

Interest-Bearing Liabilities:

Savings accounts	15,939	455	2.85
NOW and money market accounts	43,344	1,374	3.17
Certificates of deposits	222,889	13,134	5.89
FHLB advances	-	-	-

Total interest-bearing
liabilities	282,172	14,963	5.30

Noninterest-bearing liabilities	3,893

Total liabilities	286,065
Shareholders' equity	44,995

Total liabilities and
shareholders' equity	331,060

Net interest-earning assets	$42,034

Net interest income		$9,459

Interest rate spread(1)			2.23%
Net yield on weighted average interest-
earning assets(2)			2.92%
Average interest-earning assets to
average interest-bearing liabilities	114.90%

(1)

Net interest rate spread is calculated by subtracting combined weighted average interest rate paid from combined weighted average interest rate earned for the period indicated. Net interest rate spread must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest- earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2)

The net yield on average interest-earning assets is calculated by dividing net interest income by total average interest-earning assets for the period indicated. No net yield figure is presented at September 30, 1999, because the computation of net yield is applicable only over a period rather than at a specific date.

Note: All average balances are calculated using monthly balances.

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume that cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

		Year Ended September 30,

	1999 vs. 1998			1998 vs. 1997

	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

Interest-earning assets:		(Dollars in Thousands)

Interest-earning deposits	$480	$(51)	$429	$(147)	$(70)	$(217)
Investment securities	(369)	(244)	(613)	(883)	(97)	(980)
Loans	2,473	(1,044)	1,429	3,026	(302)	2,724
FHLB stock	30	(1)	29	28	2	30

Total	$2,614	$(1,340)	$1,274	$2,024	$(467)	$1,557

Interest-bearing liabilities:

Savings accounts	$8	$(64)	$(56)	$(2)	$(48)	$(50)
NOW and money market accounts	316	(8)	308	680	257	937
Certificates of deposit	1,141	(703)	438	170	111	281
FHLB advances	289	2	291	92	-	92

Total	$1,754	$(773)	$981	$940	$320	$1,260

Change in net interest income			$293			$297

Asset/Liability Management and Market Risk

As described in "Results of Operations", the Company derives its income primarily from the excess of interest collected over interest paid. The rates of interest the Company earns on assets and pays on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, the Company's results of operations, like those of many financial institution holding companies, are impacted by changes in interest rates and the interest rate sensitivity of its assets and liabilities. The risk associated with changes in interest rates and the Company's ability to adapt and respond to these changes is known as interest rate risk. Interest rate risk is the Company's significant market risk.

In attempt to manage the Company's exposure to interest rate risk, the Company continually analyzes and manages assets and liabilities based on payment streams and interest rates, the timing of maturities, and the sensitivity to actual or potential changes in market interest rates. The Bank, like other financial institutions, recognizes that it is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management of the Bank believes it is important to recognize the relationship between interest rates and the effect on the Bank's net portfolio value (NPV). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. Management of the Bank's assets and liabilities is done within the context of the market place, but also within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

At September 30, 1999, a change in market interest rates of positive 200 basis points would have resulted in a 3.17% decrease in the NPV as a percent of the present value of the Bank's assets, while a change in market interest rates of negative 200 basis points would have resulted in a 1.24% increase in the NPV as a percent of the present value of the Bank's assets.

Presented in the following table, as of September 30, 1999, is an analysis of the Bank's interest rate risk as measured by changes in NPV as calculated by the Office of Thrift Supervision for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 300 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

			At September 30, 1999

Change in Interest Rate (Basis Points)	Board Limits Percent Change	Estimated NPV	Amount Change	Percent Change

	(Dollars In Thousands)
+300 bp	-45%	$15,880	$-22,048	-58%
+200 bp	-29	23,482	-14,446	-38
+100 bp	-13	31,061	- 6,867	-18
0 bp	-	37,928	-	-
-100 bp	- 2	42,539	4,611	+12
-200 bp	- 6	44,494	6,566	+17
-300 bp	-10	45,630	7,702	+20

At September 30, 1998, a change in the interest rate of positive 200 basis points would have resulted in a 1.95% decrease in the NPV as a percent of the present value of the Bank's assets, while a change in the interest rate of negative 200 basis points would have resulted in a 0.56% decrease in the NPV as a percent of the present value of the Bank's assets. Under proposed Office of Thrift Supervision regulations, the Bank's level of interest rate risk exposure would have been considered normal at September 30, 1998.

Presented in the following table, as of September 30, 1998, is an analysis of the Bank's interest rate risk as measured by changes in NPV as calculated by the Office of Thrift Supervision for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 300 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

			At September 30, 1998

Change in Interest Rate (Basis Points)	Board Limits Percent Change	Estimated NPV	Amount Change	Percent Change

	(Dollars In Thousands)
+300 bp	-45%	$22,251	$-14,940	-40%
+200 bp	-29	28,568	- 8,623	-23
+100 bp	-13	33,939	- 3,252	-9
0 bp	-	37,191	-	-
-100 bp	-2	36,870	- 321	-1
-200 bp	-6	35,766	- 1,425	-4
-300 bp	-10	35,410	- 1,781	-5

The Bank has structured its assets and liabilities in an attempt to maintain interest rate risk at a level deemed acceptable by the Board. The Board reviews the OTS measurements as well as the Bank's own results from modeling performed on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk. A primary objective of asset/liability management is to manage interest rate risk. The Company monitors its asset/liability mix on an ongoing basis and manages interest rate risk by applying the following policies:

Originating 10, 15 and 20 year fixed rate mortgages. By retaining these mortgages in the loan portfolio, and selling mortgages with terms of 30 years, management can reduce its interest rate exposure. Loans with maturities of 30 years are currently classified as held for sale by the Company at origination. The Company retains the servicing on loans sold in the secondary market.

Emphasizing long-term deposits. The Company's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. The Company offers a range of maturities on its deposit products at competitive rates and concentrates a portion of its advertising and promotional campaigns on attracting longer-term deposit products. It also monitors the maturities on an ongoing basis.

Actively managing liquidity position. Management actively manages the Company's liquidity position in anticipation of changing interest rate exposure. The primary objective of the Company's investment strategy is to provide liquidity necessary to meet funding needs as well as address daily, cyclical and long-term changes in the asset/liability mix while contributing to profitability by providing a stable flow of dependable earnings. Generally, the Company invests funds based on its liquidity needs and to achieve the proper balance between the desire to minimize risk and maximize yield to fulfill its asset/liability management policies.

Actively marketing short-term home equity loans. Short-term home equity lines of credit and home improvement loans offer higher yields while lowering interest rate exposure through their relatively short-term maturities.

Promoting adjustable rate mortgages. Adjustable rate mortgages have been historically viewed by management as a viable option for managing interest rate exposure. The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. The Company offers a wide variety of adjustable rate loan products that reprice as frequently as every year or can be fixed for a term of up to seven years and adjust yearly thereafter.

In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities for periods of re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debts may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

Liquidity And Capital Resources

The Bank's primary sources of funds are deposits, FHLB advances, principal and interest payments on loans and sales and maturities of investment securities. While maturities of securities and scheduled amortizations of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows. As of September 30, 1999, the required percentage was 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Bank has maintained its liquidity ratio at levels in excess of those required. At September 30, 1999, the Bank's liquidity ratio was 16.5% compared to 9.7% and 16.0% at September 30, 1998 and 1997.

Management structures the liquid asset portfolio of the Bank to meet the cash flow needs of operating, investing and financing activities. Cash flows provided by operating activities, consisting primarily of interest received on loans and investments less interest paid on deposits and FHLB advances were $7.6 million, $5.3 million, and $3.9 million for the years ended September 30, 1999, 1998 and 1997, respectively. Net cash flows used for investing activities, consisting primarily of disbursements for loan originations and investments purchased offset by principal collections on loans and proceeds from the sales and maturities of investments, were $33.4 million, $19.7 million, and $19.6 million for the years ended September 30, 1999, 1998 and 1997, respectively. Net cash provided by financing activities, consisting primarily of net deposit activity and FHLB advances that were offset by treasury stock purchases, was $38.7 million, $21.3 million and $20.2 million for the years ended September 30, 1999, 1998 and 1997, respectively. If the Bank requires additional funds beyond its ability to acquire them locally, it has borrowing capability through the FHLB of Indianapolis. At September 30, 1999, the Bank had $7.0 million in advances from the FHLB of Indianapolis. At September 30, 1998, the Bank had $9.0 million in advances from the FHLB of Indianapolis. Prior to fiscal 1998 the Bank had not had advances or other borrowings outstanding since 1983.

The Bank uses its liquidity resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals and to meet operating expenses. The Bank anticipates that it will have sufficient funds available to meet current loan commitments. At September 30, 1999, the Bank had outstanding commitments to extend credit which amounted to $15.9 million (including $12.5 million in unused lines of credit). Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's foreseeable liquidity needs.

At September 30, 1999, the Bank had tangible and core capital of $36.2 million, or 8.76% of adjusted total assets, which was approximately $30.0 million and $23.8 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. The Bank had risk-based capital at September 30, 1999 of $37.6 million (including $36.2 million in core capital), or 18.84% of risk-weighted assets of $199.6 million. This amount was $21.6 million above the 8.0% requirement in effect on that date.

The Company also has a need for, and sources of, liquidity. Liquidity is required to fund operating expenses, stock repurchase programs, as well as the payments of any dividends to shareholders. The primary source of liquidity for the Company on an ongoing basis is dividends from the Bank. During 1999, the Bank paid dividends in the amount of $1,332,000 to the Company. In addition, the Company has access to public debt and equity markets. The Company currently has no significant liquidity commitments as its operating costs are modest and dividends on common stock are discretionary.

Uses and Sources of Funds

During the year ended September 30, 1999, there was a net increase of $12.9 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Primary uses of cash during the fiscal year 1999 included funding an increase of $22.1 million in the loan portfolio, the repurchase of $6.9 million in treasury stock, the purchase of $23.4 million in securities, and the repayment of $2.0 million in advances from the FHLB of Indianapolis. The major sources of funds included $17.1 million from the sale or maturity of securities, and a $47.4 million increase in deposits. The Company paid a total of $0.38 per share on common stock, or a total of $802,000 to its shareholders during fiscal 1999.

During the year ended September 30, 1998, there was a net increase of $6.9 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Primary uses of cash during the fiscal year 1998 included funding an increase of $40.2 million in the loan portfolio, the repurchase of $6.4 million in treasury stock, and the purchase of $4.0 million in securities. The major sources of funds included $25.3 million from the sale or maturity of securities, a $18.5 million increase in deposits, and $9.0 million in advances from the FHLB of Indianapolis with maturities from 30 days to ten years. The Company paid a total of $0.31 per share on common stock, or a total of $673,000 to its shareholders during fiscal 1998.

During the year ended September 30, 1997, there was a net increase of $4.5 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Primary uses of cash during the fiscal year 1997 included funding an increase of $33.7 million in the loan portfolio, the repurchase of $6.1 million in treasury stock, and the purchase of $15.1 million in securities. The major sources of funds included $30.0 million from maturity of securities and a $26.3 million increase in deposits. The Company paid a total of $0.20 per share on common stock, or a total of $477,000 to its shareholders during fiscal 1997.

Year 2000 Compliance

General. The Year 2000 (the Y2K) issue confronting the Bank and its suppliers, customers, and competitors centers on the inability of computer systems to recognize the Year 2000. Many existing computer programs and systems originally were programmed with only two digits to identify the calendar year. With the impending new millennium, these programs and computers could recognize "00" as the year 1900 rather than the year 2000.

Risk. Like most financial institutions, the Bank and its operations may be significantly affected by the Y2K issue due to its dependency on technology and date-sensitive data. Computer software and hardware and other equipment, both within and outside the Bank's direct control, including the Bank's dependency on data processing capabilities from NCR Corporation and other third parties with whom the Bank electronically or operationally interfaces may be affected. If computer systems are not modified and tested properly to process the Year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on date filled information, such as interest, payment or due dates and other operating functions, could generate results which are significantly misstated, and the Bank could experience an inability to process transactions, prepare statements or engage in similar normal business activities. Thus if not adequately addressed, the Y2K issue could have an adverse impact on the Bank's operations and, in turn, its financial condition and results of operations.

Systematic Review. Financial institution regulators have placed significant emphasis upon Y2K readiness issues and have issued guidance concerning the responsibilities of senior management and directors. The federal bank regulatory agencies have stressed the adoption of specific steps to achieve Y2K readiness. The Federal Financial Institutions Examination Council (the FFIEC), of which the Office of Thrift Supervision is a member, has designed an outline for institutions to use in effectively managing the Y2K challenge. Those phases include:

Awareness Phase. Define the problem and obtain executive level support for the resources necessary to perform compliance work. Develop an overall strategy that covers in-house systems, service bureaus, vendors, auditors, customers, and suppliers.

Assessment Phase. Assess the size and the complexity of the problem, including identifying all systems that will be affected by the Year 2000. Identification of needs and the prioritization of work based upon risk.

Renovation Phase. Undertake the reworking, replacement , or modification of systems based upon priorities. Monitor servicers' progress.

Validation Phase. Testing and verification of changes to systems. Simulate critical date changes. Verification of exchanges of information between servicers.

Implementation Phase. Use of renovated systems. Monitoring of critical systems and contingency plans.

State of Readiness. During December 1997, the Bank formulated its plan to address the Y2K issue. Since that time, the Bank has established timeframes, taken specific steps, and developed contingencies in regards to the issue. The Bank has explicitly followed regulatory guidance. The following paragraphs summarize the Bank's progress to date as illustrated by the FFIEC specified phases:

Awareness Phase. The Bank established a formal Y2K plan headed by an executive officer, and a project team for the management of the issue. A plan of action was developed with the support of the Board of Directors that included milestones, budget estimates, strategies, and methodologies to track and report the status of the project. As of September 30, 1999, the Bank has completed this phase.

Assessment Phase. The Bank's strategies were further developed with respect to how the objectives of the Y2K plan would be achieved, and a business risk assessment was made to quantify the extent of the Bank's Y2K exposure. A corporation inventory was developed to identify and monitor readiness for information systems (hardware, software, utilities and vendors) as well as environmental systems. Systems were prioritized based upon business impact and available alternatives. A formal plan was developed to replace, repair, or upgrade all mission critical systems. As of September 30, 1999, the Bank has completed this phase.

Because the Bank's loan portfolio is primarily residential real estate based and is diversified with individual borrowers, and the Bank's primary market area is not significantly dependent on one employer or industry, the Bank does not expect any significant or prolonged Y2K related difficulties that will affect net earnings or cash flow. As part of the current credit approval process, all residential loan applications over $300,000 by self-employed individuals are evaluated for Y2K risk as are all commercial loan applications.

Renovation Phase. In recognition of potential Y2K problems, the Bank delayed significant hardware and software purchases until fiscal 1998 and 1999. The Bank has replaced or renovated virtually all of its hardware systems and updated or replaced most of its software systems. Y2K compliant equipment and software has been delivered and placed into production. The Bank has invested approximately $600,000 in new computers, communication, and software purchases. Approximately $150,000 in charges associated with Y2K were also expensed as non-recurring charges during fiscal 1999 and 1998. While the Bank does not anticipate any additional Y2K related expenses, it is impossible to predict the exact expenses associated with the Y2K issue. Therefore, additional funds may be needed for unknown expenses related to Y2K testing, training, and education, as well as system and software replacements.

Validation and Implementation Phases. These phases are designed to test the ability of the systems to accurately process date sensitive data. The Bank has completed the process of validating all of the its mission critical applications.

Contingency Plans. The Bank has also developed a plan that recognizes that certain contingencies may undermine preparations to date. The plan addresses the viability of certain processes, including data and information processing, that could be threatened by circumstances beyond the Bank's direct or even recognizable control. The Bank's contingency plan attempts to provide thoughtful analysis of issues and circumstances, and provide substantive plans of action in the event of system failures.

The Bank, as with all financial institutions, has reviewed the possibility of some level of reduction in deposits during the latter part of 1999. Based on its review, the Bank has determined that alternative sources of funds should be available to maintain adequate funding throughout this period.

While the Bank does not, nor can it make representation that it will not be susceptible to Y2K problems, the Bank has expended tremendous energies and resources to the issue. The Bank has attempted to identify its exposures and to respond to them.

Impact Of Inflation

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as do changes in the prices of goods and services.

Forward-Looking Statements

The Company and the Bank may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including Exhibits thereto), in its reports to shareholders and in other communications by the Company, which are made in good faith by the Company and the Bank pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements with respect to the Company's and the Bank's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors (some of which are beyond the Company's and Bank's control). The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company's and the Bank's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company and Bank conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of these products and services; the willingness of users to substitute competitors' products and services for the Bank's products and services; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; acquisitions; changes in consumer spending and saving habits; and the success of the Company and the Bank at managing risks involved in the foregoing.

The foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

[GRAPHIC-CROWE CHIZEK LETTERHEAD]

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders Home Bancorp
Fort Wayne, Indiana

We have audited the accompanying consolidated balance sheets of Home Bancorp as of September 30, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended September 30, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Bancorp as of September 30, 1999 and 1998 and the results of its operations and its cash flows for the years ended September 30, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.

As disclosed in Notes 1 and 2, on January 1, 1999 the Company changed its method of accounting for derivative instruments and hedging activities to comply with new accounting guidance.

/s/Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

South Bend, Indiana
October 12, 1999

Home Bancorp

CONSOLIDATED BALANCE SHEETS
September 30, 1999 and 1998
	1999	1998
ASSETS

Cash on hand and in other banks	$2,081,354	$1,643,168
Federal funds sold	16,000,000	10,000,000
Interest-earning deposits in other banks	18,231,528	11,722,658

Total cash and cash equivalents	36,312,882	23,365,826
Securities available for sale	23,159,062	5,137,187
Securities held to maturity (fair value:

1998 - $12,195,000)	-	12,024,247
Loans receivable, net of allowance for loan losses:
1999 - $1,342,220 and 1998 - $1,390,389	345,999,338	324,187,601
Federal Home Loan Bank stock	3,173,700	2,782,500
Accrued interest receivable	2,156,465	1,948,771
Premises and equipment, net	2,916,349	2,804,550
Other assets	239,004	178,303

Total assets	$413,956,800	$372,428,985

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Non-interest-bearing demand deposits	$7,803,507	$5,754,398
Savings, NOW and MMDA deposits	91,816,212	75,602,517
Certificates of deposit	263,734,550	234,641,189
Total deposits	363,354,269	315,998,104

Federal Home Loan Bank advances	7,000,000	9,000,000
Advances from borrowers for taxes and insurance	2,971,219	2,597,387
Accrued expenses and other liabilities	2,708,221	3,795,215
Total liabilities	376,033,709	331,390,706

Shareholders' equity

Preferred stock, no par value; 5,000,000 shares
authorized; none issued	-	-
Common stock, no par value; 10,000,000 shares
authorized; 1999 - 3,380,255 shares issued
and 2,050,506 shares outstanding; 1998 - 3,380,315	34,874,404	34,399,134
shares issued and 2,254,642 shares outstanding	32,159,378	29,851,665
Retained earnings, substantially restricted
Accumulated other comprehensive income (loss),	(110,033)	64,273
net of tax of $(73,357) in 1999 and $33,110 in 1998
Unearned Employee Stock Ownership Plan shares	(1,287,963)	(1,536,908)
Unearned Recognition and Retention Plan shares	(232,608)	(466,130)
Treasury stock at cost, 1,329,749 and 1,125,673 common
shares at 1999 and 1998, respectively	(27,480,087)	(21,273,755)

Total shareholders' equity	37,923,091	41,038,279

Total liabilities and shareholders' equity	$413,956,800	$372,428,985

The accompanying notes are an integral part of these consolidated financial statements.

HOME BANCORP
CONSOLIDATED STATEMENTS OF INCOME

Years ended September 30, 1999, 1998 and 1997
	1999	1998	1997
Interest income
Loans receivable, including fees
Mortgage loans	$23,878,385	$22,407,485	$19,820,186
Consumer and other loans	892,901	934,504	798,484
Securities	1,135,069	1,747,735	2,728,399
Other	1,346,372	889,770	1,075,643

	27,252,727	25,979,494	24,422,712
Interest expense
Deposits	16,821,148	16,130,669	14,963,252
Federal Home Loan Bank advances	382,601	92,112	-

	17,203,749	16,222,781	14,963,252

Net interest income	10,048,978	9,756,713	9,459,460

Provision for loan losses	2,400	2,400	2,400

Net interest income after provision
for loan losses	10,046,578	9,754,313	9,457,060

Noninterest income
Net losses on trading securities	(26,705)	-	-
Net gains on sales of securities available
for sale	40,719	108,406	-
Net gains on sales of loans held for sale	3,763	-	-
Other	390,527	247,664	246,713

	408,304	356,070	246,713
Noninterest expense
Employee compensation and benefits	3,154,488	3,087,945	2,725,691
Occupancy and equipment	790,820	729,436	591,127
Federal deposit insurance premium	191,537	185,957	251,594
Other	1,049,384	1,008,989	1,187,017

	5,186,229	5,012,327	4,755,429

Income before income taxes and cumulative
effect of change in accounting principle	5,268,653	5,098,056	4,948,344

Income tax expense	2,213,644	2,192,056	2,055,344

Income before cumulative effect of change
in accounting principle	3,055,009	2,906,000	2,893,000

Cumulative effect of change in accounting for
derivative instruments and hedging activities,
net of tax	54,991	-	-

Net income	$3,110,000	$2,906,000	$2,893,000

Earnings per share
Basic earnings per common share
Income before cumulative effect of change
in accounting principle	$1.53	$1.32	$1.20
Cumulative effect of change in accounting for
derivative instruments and hedging activities
net of tax	.03	-	-

Net income	$1.56	$1.32	$1.20

Diluted earnings per common share
Income before cumulative effect of change
in accounting principle	$1.48	$1.28	$1.18
Cumulative effect of change in accounting for
derivative instruments and hedging activities,
net of tax	.03	-	-

Net income	$1.51	$1.28	$1.18

The accompanying notes are an integral part of these consolidated financial statements.

HOME BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended September 30, 1999, 1998 and 1997
	Common Stock	Retained Earnings

Balances at October 1, 1996	$33,758,217	$25,203,053
Comprehensive Income:
Net income for the year ended September 30, 1997	--	2,893,000
Other comprehensive income:
Net change in net unrealized gains on securities available for sale, net of
reclassification adjustments and tax effects	--	--
Total comprehensive income

Cash dividends declared on common stock - $.20 per share	--	(477,214)
22,590 shares committed to be released under the ESOP	224,687	--
Cancellation of 200 RRP shares	(3,050)	--
Amortization of RRP contribution	--	--
Issuance of 14,824 common shares from treasury stock due to exercise of stock options	5,559	--
Purchase 309,736 shares of treasury stock	--	--

Balances at September 30, 1997	33,985,413	27,618,839
Comprehensive income:
Net income for the year ended September 30, 1998	--	2,906,000
Other comprehensive income:
Net change in net unrealized gains on securities available for sale, net of
reclassification adjustments and tax effects	--	--
Total comprehensive income
Cash dividends declared on common stock - $.31 per share	--	(673,174)
21,504 shares committed to be released under the ESOP	420,147	--
Cancellation of 990 RRP shares	(15,098)	--
Amortization of RRP contribution	--	--
Issuance of 23,125 common shares from treasury stock due to exercise of stock options	8,672	--
Purchase 234,731 shares of treasury stock	--	--

Balances at September 30, 1998	34,399,134	29,851,665
Comprehensive income:
Net income for the year ended September 30, 1999	--	3,110,000
Other comprehensive income (loss):
Net change in net unrealized gains (losses) on securities available for sale, net
of reclassification adjustments and tax effects	--	--
Net unrealized gains on securities transferred from the held-to-maturity
to the available-for-sale category, net of tax of $10,474	--	--
Total other comprehensive income (loss)
Total comprehensive income
Cash dividends declared on common stock - $.38 per share	--	(802,287)
20,218 shares committed to be released under the ESOP	364,071	--
Cancellation of 60 RRP shares	(915)	--
Amortization of RRP contribution	--	--
Issuance of 46,595 common shares from treasury stock due to exercise of stock options	9,328	--
Tax benefit of employee benefit plans	102,786	--
Purchase 250,671 shares of treasury stock	--	--

Balances at September 30, 1999	$34,874,404	$32,159,378

Accumulated Other Comprehensive Income(Loss) Net of Tax		Unearned Employee Stock Ownership Plan Shares

Balances at October 1, 1996	$3,124	$(2,001,177)
Comprehensive Income:
Net income for the year ended September 30, 1997	--	--
Other comprehensive income:
Net change in net unrealized gains on securities available for sale, net of
reclassification adjustments and tax effects	47,897	--
Total comprehensive income
Cash dividends declared on common stock - $.20 per share	--	--
22,590 shares committed to be released under the ESOP	--	231,798
Cancellation of 200 RRP shares	--	--
Amortization of RRP contribution	--	--
Issuance of 14,824 common shares from treasury stock due to exercise of stock options	--	--

Purchase 309,736 shares of treasury stock	--	--

Balances at September 30, 1997	51,021	(1,769,379)
Comprehensive income:
Net income for the year ended September 30, 1998	--	--
Other comprehensive income:
Net change in net unrealized gains on securities available for sale, net of
reclassification adjustments and tax effects	13,252	--
Total comprehensive income

Cash dividends declared on common stock - $.31 per share	--	--
21,504 shares committed to be released under the ESOP	--	232,471
Cancellation of 990 RRP shares	--	--
Amortization of RRP contribution	--	--
Issuance of 23,125 common shares from treasury stock due to exercise of stock options	--	--

Purchase 234,731 shares of treasury stock	--	--

Balances at September 30, 1998	64,273	(1,536,908)
Comprehensive income:
Net income for the year ended September 30, 1999	--	--
Other comprehensive income (loss):
Net change in net unrealized gains (losses) on securities available for sale, net
of reclassification adjustments and tax effects	(189,876)	--
Net unrealized gains on securities transferred from the held-to-maturity
to the available-for-sale category, net of tax of $10,474	15,570	--
Total other comprehensive income (loss)
Total comprehensive income
Cash dividends declared on common stock - $.38 per share	--	--
20,218 shares committed to be released under the ESOP	--	248,945
Cancellation of 60 RRP shares	--	--
Amortization of RRP contribution	--	--
Issuance of 46,595 common shares from treasury stock due to exercise of stock options	--	--
Tax benefit of employee benefit plans	--	--
Purchase 250,671 shares of treasury stock	--	--

Balances at September 30, 1999	$(110,033)	$(1,287,963)

	Unearned Recognition and Retention Plan Shares	Treasury Stock

Balances at October 1, 1996	$(955,589)	$(9,294,413)
Comprehensive Income:
Net income for the year ended September 30, 1997	--	--
Other comprehensive income:
Net change in net unrealized gains on securities available for sale, net of
reclassification adjustments and tax effects	--	--
Total comprehensive income
Cash dividends declared on common stock - $.20 per share	--	--
22,590 shares committed to be released under the ESOP	--	--
Cancellation of 200 RRP shares	3,050	--
Amortization of RRP contribution	238,245	--
Issuance of 14,824 common shares from treasury stock due to exercise of stock options	--	220,507

Purchase 309,736 shares of treasury stock	--	(6,106,642)

Balances at September 30, 1997	(714,294)	(15,180,548)
Comprehensive income:
Net income for the year ended September 30, 1998	--	--
Other comprehensive income:
Net change in net unrealized gains on securities available for sale, net of
reclassification adjustments and tax effects	--	--
Total comprehensive income
Cash dividends declared on common stock - $.31 per share	--	--
21,504 shares committed to be released under the ESOP	--	--
Cancellation of 990 RRP shares	15,098	--
Amortization of RRP contribution	233,066	--

Issuance of 23,125 common shares from treasury stock due to exercise of stock options	--	343,984

Purchase 234,731 shares of treasury stock	--	(6,437,191)

Balances at September 30, 1998	(466,130)	(21,273,755)
Comprehensive income:
Net income for the year ended September 30, 1999	--	--
Other comprehensive income (loss):
Net change in net unrealized gains (losses) on securities available for sale, net
of reclassification adjustments and tax effects	--	--
Net unrealized gains on securities transferred from the held-to-maturity
to the available-for-sale category, net of tax of $10,474	--	--
Total other comprehensive income (loss)
Total comprehensive income
Cash dividends declared on common stock - $.38 per share	--	--
20,218 shares committed to be released under the ESOP	--	--
Cancellation of 60 RRP shares	915	--
Amortization of RRP contribution	232,607	--
Issuance of 46,595 common shares from treasury stock due to exercise of stock options	--	701,246
Tax benefit of employee benefit plans	--	--
Purchase 250,671 shares of treasury stock	--	(6,907,578)

Balances at September 30, 1999	$(232,608)	$(27,480,087)

Total Shareholders' Equity
Balances at October 1, 1996	$46,713,215
Comprehensive Income:
Net income for the year ended September 30, 1997	2,893,000
Other comprehensive income:
Net change in net unrealized gains on securities available for sale, net of
reclassification adjustments and tax effects	47,897
Total comprehensive income	2,940,897
Cash dividends declared on common stock - $.20 per share	(477,214)
22,590 shares committed to be released under the ESOP	456,485
Cancellation of 200 RRP shares	--
Amortization of RRP contribution	238,245
Issuance of 14,824 common shares from treasury stock due to exercise of stock options	226,066

Purchase 309,736 shares of treasury stock	(6,106,642)

Balances at September 30, 1997	43,991,052
Comprehensive income:
Net income for the year ended September 30, 1998	2,906,000
Other comprehensive income:
Net change in net unrealized gains on securities available for sale, net of
reclassification adjustments and tax effects	13,252
Total comprehensive income	2,919,252
Cash dividends declared on common stock - $.31 per share	(673,174)
21,504 shares committed to be released under the ESOP	652,618
Cancellation of 990 RRP shares	--
Amortization of RRP contribution	233,066
Issuance of 23,125 common shares from treasury stock due to exercise of stock options	352,656
Purchase 234,731 shares of treasury stock	(6,437,191)

Balances at September 30, 1998	41,038,279
Comprehensive income:
Net income for the year ended September 30, 1999	3,110,000
Other comprehensive income (loss):
Net change in net unrealized gains (losses) on securities available for sale, net
of reclassification adjustments and tax effects	(189,876)
Net unrealized gains on securities transferred from the held-to-maturity
to the available-for-sale category, net of tax of $10,474	15,570

Total other comprehensive income (loss)	(174,306)
Total comprehensive income	2,935,694
Cash dividends declared on common stock - $.38 per share	(802,287)
20,218 shares committed to be released under the ESOP	613,016
Cancellation of 60 RRP shares	--
Amortization of RRP contribution	232,607
Issuance of 46,595 common shares from treasury stock due to exercise of stock options	710,574
Tax benefit of employee benefit plans	102,786
Purchase 250,671 shares of treasury stock	(6,907,578)

Balances at September 30, 1999	$37,923,091

The accompanying notes are an integral part of these consolidated financial statements.

HOME BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 30, 1999, 1998 and 1997
	1999	1998	1997
Cash flows from operating activities
Net income	$3,110,000	$2,906,000	$2,893,000
Adjustments to reconcile net income
to net cash from operating activities
Depreciation	350,224	338,956	208,661
Provision for loan losses	2,400	2,400	2,400
Net losses on trading securities	26,705	--	--
Net gains on sales of securities available for sale	(40,719)	(108,406)	--
Net gains on sales of loans held for sale	(3,763)	--	--
Proceeds from sales of loans held for sale	319,474	--	--
ESOP expense	613,016	652,618	456,485
Amortization of RRP contribution	232,607	233,066	238,245
Cumulative effect of change in accounting for derivative
instruments and hedging activities, net of tax	(54,991)	--	--
Proceeds from sales of trading securities	4,077,500	--	--
Loss on disposal of premises and equipment	803	8,609	770
Securities amortization and accretion, net	143,005	(253,523)	(72,753)
Change in
Accrued interest receivable	(207,694)	100,793	210,935
Accrued expenses and other liabilities	(1,053,884)	1,296,892	(451,160)
Other assets	79,374	166,790	432,777

Net cash from operating activities	7,594,057	5,344,195	3,919,360

Cash flows from investing activities
Proceeds from maturities of securities available for sale	4,000,000	--	--
Proceeds from maturities of securities held to
maturity	4,000,000	15,000,000	30,000,000
Proceeds from sales of securities available for sale	5,027,573	10,286,815	--
Purchase of securities available for sale	(23,421,406)	(3,985,125)	(7,084,219)
Purchase of securities held to maturity	--	--	(8,063,750)
Purchase of Federal Home Loan Bank stock	(391,200)	(333,400)	(394,900)
Net change in loans	(22,129,848)	(40,203,079)	(33,683,676)
Purchase of premises and equipment	(462,826)	(441,623)	(325,006)

Net cash from investing activities	(33,377,707)	(19,676,412)	(19,551,551)

Cash flows from financing activities
Net change in deposits	47,356,165	18,505,479	26,307,158
Advances from Federal Home Loan Bank	--	9,000,000	--
Repayments of FHLB advances	(2,000,000)	--	--
Net change in advances from borrowers
for taxes and insurance	373,832	504,975	205,553
Purchase of treasury stock	(6,907,578)	(6,437,191)	(6,106,642)
Cash dividends paid	(802,287)	(673,174)	(477,214)
Proceeds from exercise of stock options	710,574	352,656	226,066

Net cash from financing activities	38,730,706	21,252,745	20,154,921

Net change in cash and cash equivalents	12,947,056	6,920,528	4,522,730
Cash and cash equivalents at beginning of year	23,365,826	16,445,298	11,922,568

Cash and cash equivalents at end of year	$36,312,882	$23,365,826	$16,445,298

Supplemental disclosures of cash flow information

Cash paid for
Interest	$17,293,757	$16,076,559	$14,942,651
Income taxes	2,418,377	1,712,000	1,681,976
Transfer of securities from held-to-maturity to trading	$4,015,191	$--	$--
Transfer of securities from held-to-maturity to available-
for-sale	4,007,930	--	--
Transfer from loans receivable to loans held for sale	315,711	--	--

The accompanying notes are an integral part of these consolidated financial statements.

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include Home Bancorp (the Company), and its wholly-owned subsidiary, Home Loan Bankfsb (the Bank). All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business, Concentrations of Credit Risk and Industry Segment Information: The primary source of income for the Company is the origination of residential real estate loans in Fort Wayne, Indiana and the surrounding areas. Loans secured by real estate mortgages comprise approximately 99% of the loan portfolio at September 30, 1999. The Company accepts deposits from customers in the normal course of business primarily in Fort Wayne, Indiana and the surrounding areas. The Company operates in the banking industry which accounts for more than 90% of its revenues, operating income and assets. While the Company's chief decision makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the classification and fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Certain Vulnerability Due to Certain Concentrations: Management is of the opinion that the Company is not vulnerable to concentrations which have a potentially significant short-term impact.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand and in other banks, federal funds sold, and interest-earning deposits in other financial institutions with maturities of 90 days or less. The Company reports net cash flows for customer loan transactions, deposit transactions and advances from borrowers for taxes and insurance.

Securities: The Company classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with net unrealized gains and losses included as a separate component of other comprehensive income (loss) and shareholders' equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. As of January 1, 1999, the Company adopted this statement and, in accordance with its provisions, chose to reclassify certain securities from held-to-maturity to trading and available-for-sale. The amortized cost of the securities transferred to trading was $4,015,191. The amortized cost of the securities transferred to available-for-sale was $4,007,930. The Company does not have derivative instruments in its portfolio to account for under provisions of this statement.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loan servicing fees are recognized when received and the related costs are recognized when incurred. The Bank sells mortgages into the secondary market at market prices, which includes consideration for normal servicing fees.

Effective October 1, 1996, the Company adopted SFAS No. 122, Accounting for Mortgage Servicing Rights. This Statement changed the accounting for mortgage servicing rights retained by a loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are now recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights are periodically evaluated for impairment. The effect of adopting the statement was not material.

Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees, costs and discounts.

Interest income on loans is accrued over the term of the loan based on the amount of unpaid principal, except where doubt exists as to the collectibility of a loan, in which case the accrual of interest is discontinued. The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.

Loan Origination Fees and Costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized using the level yield method, as an adjustment to interest income over the life of the loan.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. The allowance for loan losses is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported in the provision for loan losses.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, manufactured homes, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past due asset disclosures.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of selling costs. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. There were no properties held as foreclosed real estate at September 30, 1999 and 1998.

Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Premises and Equipment: Land and land improvements are carried at cost. Buildings, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Employee Benefits: The Company has a noncontributory defined benefit pension plan and a defined contribution 401(k) plan, each covering substantially all employees. The pension plan is funded through a multi-employer defined benefit plan, on the individual level premium method. The defined contribution plan is a multi-employer contributory profit sharing plan. The amount of the Company's contribution is at the discretion of its Board of Directors and is limited to the amount deductible for federal income tax purposes.

Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) in accordance with AICPA Statement of Position (SOP) 93-6. Under SOP 93-6, the cost of shares issued to the ESOP, but not yet allocated to participants, is presented in the consolidated balance sheets as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to common stock. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock: The Bank is a member of the Federal Home Loan Bank system and is required to invest in capital stock of the Federal Home Loan Bank ("FHLB"). The amount of the required investment is based upon the balance of the Bank's outstanding home mortgage loans or advances from the FHLB and is carried at cost plus the value assigned to stock dividends.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 13.

Earnings Per Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Recognition and retention plan (RRP) shares are considered outstanding for earnings per common share calculations as they become vested. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock options and nonvested shares issued under the RRP. Earnings and dividends per common shares are restated for all stock splits and dividends.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized gains and losses on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income (loss) first applied for 1999, with prior information restated to be comparable.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 2 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

	Year Ended September 30,
	1999	1998	1997
Basic earnings per common share
Numerator
Income before cumulative effect of change
in accounting principle	$3,055,009	$2,906,000	$2,893,000
Cumulative effect of change in accounting for
derivative instruments and hedging activities,
net of tax	54,991	-	-

Net income	$3,110,000	$2,906,000	$2,893,000

Denominator
Weighted average common shares outstanding	2,161,725	2,396,434	2,642,006
Less: Average unallocated ESOP shares	(141,420)	(162,199)	(184,270)
Less: Average non-vested RRP shares	(23,500)	(38,842)	(54,765)

Weighted average common shares outstanding
for basic earnings per common share	1,996,805	2,195,393	2,402,971

Basic earnings per common share
Income before cumulative effect of change
in accounting principle	$1.53	$1.32	$1.20
Cumulative effect of change in accounting for
derivative instruments and hedging activities,
net of tax	.03	-	-

Net income	$1.56	$1.32	$1.20

Diluted earnings per common share
Numerator
Income before cumulative effect of change
in accounting principle	$3,055,009	$2,906,000	$2,893,000
Cumulative effect of change in accounting for
derivative instruments and hedging activities,
net of tax	54,991	-	-

Net income	$3,110,000	$2,906,000	$2,893,000

Denominator
Weighted average common shares outstanding
for basic earnings per common share	1,996,805	2,195,393	2,402,971
Add: Dilutive effects of assumed exercises of
stock options	56,396	76,588	39,213
Add: Dilutive effects of average nonvested RRP
shares	1,971	37	-

Weighted average common shares and
dilutive potential common shares outstanding	2,055,172	2,272,018	2,442,184

Diluted earnings per common share
Income before cumulative effect of change
in accounting principle	$1.48	$1.28	$1.18
Cumulative effect of change in accounting for
derivative instruments and hedging activities,
net of tax	.03	-	-

Net income	$1.51	$1.28	$1.18

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 3 - SECURITIES

Year end securities available for sale were as follows:

1999	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Debt securities
U.S. Government	$23,342,452	$6,187	$(189,577)	$23,159,062

1998

Debt securities
U.S. Government	$5,039,804	$97,383	$-	$5,137,187

Year end securities held to maturity were as follows:

1998	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Debt securities
U.S. Government	$12,024,247	$170,753	$-	$12,195,000

The amortized cost and fair value of debt securities by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 1999

	Amortized Cost	Fair Value

Due in one year or less	$2,018,443	$2,011,875
Due after one year through five years	21,324,009	21,147,187

	$23,342,452	$23,159,062

Proceeds from the sale of trading securities during the year ended September 30, 1999 were $4,077,500; net holding losses were $26,705. Proceeds from the sale of securities available for sale during the year ended September 30, 1999 were $5,027,573; gross gains of $40,719 were realized on these sales. Proceeds from the sale of securities available for sale during the year ended September 30, 1998 were $10,286,815; gross gains of $108,406 were realized on these sales. There were no sales of securities during the year ended September 30, 1997. No securities classified as held to maturity were transferred to trading or available-for-sale during the years ended September 30, 1998 or 1997.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 3 - SECURITIES (Continued)

As of January 1, 1999, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities. In accordance with provisions in that statement, the Company chose to reclassify certain securities from held-to-maturity to trading and available-for-sale. The amortized cost of securities transferred to available-for-sale was $4,007,930 and the unrealized net gain was $26,444, which is included in shareholders' equity, net of income tax effect of $10,474. The amortized cost of the securities transferred to trading was $4,015,191 and the unrealized net gain was $91,060, which is reported as the cumulative effect of a change in accounting principle, net of tax of $36,069. The Company has no derivative instruments to account for under provisions of this statement.

NOTE 4 - LOANS RECEIVABLE

Loans receivable at year end are summarized as follows:

	1999	1998
Mortgage loans
Principal balances
Secured by one to four family residences	$328,202,931	$308,626,708
Secured by other properties	2,060,556	1,715,486
Construction loans	14,492,827	11,511,693

	344,756,314	321,853,887
Less
Undisbursed portion of construction loans	(6,048,678)	(5,687,860)
Net deferred loan origination fees	(413,267)	(392,456)

Total first mortgage loans	338,294,369	315,773,571

Consumer and other loans
Principal balances

Home equity and second mortgage	7,903,640	8,789,814
Other	1,544,157	1,259,950

Total consumer and other loans	9,447,797	10,049,764

Less
Allowance for loan losses	(1,342,220)	(1,390,389)
Loans in process	(400,608)	(245,345)

	$345,999,338	$324,187,601

Activity in the allowance for loan losses for the years ended September 30 is as follows:

	1999	1998	1997

Balance at beginning of period	$1,390,389	$1,387,989	$1,385,589
Provision charged to income	2,400	2,400	2,400
Net charge-offs	(50,569)	-	-

Balance at end of period	$1,342,220	$1,390,389	$1,387,989

At September 30, 1999, 1998 and 1997, no portion of the allowance for loan losses was allocated to impaired loan balances as the Company had no loans it considered to be impaired loans as of or for the years ended September 30, 1999, 1998 and 1997.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances at September 30 are as follows:

	1999	1998

Mortgage loans serviced for FNMA	$1,571,134	$1,955,651

Custodial escrow balances maintained for this loan servicing were approximately $23,000 and $24,000 at September 30, 1999 and 1998, respectively.

NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are as follows:

	1999	1998

Land and land improvements	$770,475	$643,350
Buildings	2,610,674	2,557,674
Furniture, fixtures and equipment	1,575,874	1,297,483
Leasehold improvements	291,005	291,005

	5,248,028	4,789,512

Less accumulated depreciation and amortization	(2,331,679)	(1,984,962)

	$2,916,349	$2,804,550

NOTE 7 - DEPOSITS

The aggregate amount of deposits with a minimum denomination of $100,000 or more was approximately $66,871,000 and $62,518,000 at September 30, 1999 and 1998. Depositors have their accounts insured up to applicable limits ($100,000 per depositor, as defined) by the Federal Deposit Insurance Corporation.

At September 30, 1999, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

2000	$186,428,969
2001	33,024,985
2002	12,571,844
2003	6,490,298
2004	4,864,897
Thereafter	20,353,557
$263,734,550

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 1999, advances from the FHLB with fixed rates ranging from 5.04% to 5.84% are required to be repaid in the year ending September 30 as follows:

2000	$5,000,000
2001	-
2002	-
2003	-
2004	-
Thereafter	2,000,000

$7,000,000

In addition to Federal Home Loan Bank stock, these advances were required to be collateralized by pledged securities with an amortized cost of approximately $23,342,000 and a fair value of approximately $23,159,000. In addition, qualifying mortgage loans of approximately $327,899,000 were available as collateral under a blanket lien arrangement at September 30, 1999.

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. As a multi-employer plan, there is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company. For the year ended September 30, 1999, the fund was fully funded. There was no expense under this plan for the years ended September 30, 1999, 1998 and 1997.

401(k) Plan: The Company maintains a 401(k) salary reduction plan which covers substantially all employees. Participants may make deferrals from 1% to 15% of compensation, however, the Company does not provide any match of such elective deferrals. Expenses attributable to the plan for discretionary employer contributions were approximately $2,000, $4,000 and $4,000 for the years ended September 30, 1999, 1998 and 1997.

Recognition and Retention Plan (RRP): In October, 1995, the Company established the RRP as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. The terms of each grant of stock pursuant to the RRP are identical; only the participants and the number of shares awarded to each participant vary. The Bank contributed funds to the RRP for the purchase of 78,327 shares of Company common stock at an average price of $15.25 per share. On October 10, 1995, awards of grants for these shares were issued to various directors, officers and other key employees of the Company. These awards generally are to vest and be earned by the recipient at the rate of 20% per year, commencing October 10, 1996. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. Expense of approximately $233,000, $233,000 and $238,000 was recorded for the Plan for the years ended September 30, 1999, 1998 and 1997.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 9 - EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan (ESOP): The Company has an ESOP for eligible employees. Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate. The ESOP borrowed $2,312,090 from the Company to purchase 231,209 shares of the common stock issued in the conversion at $10 per share. Collateral for the loan is the unearned shares of common stock purchased with the loan proceeds by the ESOP. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of twelve years. The interest rate for the loan is a variable monthly rate equal at all times to the Applicable Federal Rate. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of approximately $566,000, $636,000 and $451,000 was recorded relative to the ESOP for the years ended September 30, 1999, 1998 and 1997. Contributions of $260,000, $283,000 and $302,000 were made to the ESOP during the years ended September 30, 1999, 1998 and 1997. Dividends on unearned shares are used to reduce the accrued interest and principal amount of the ESOPs loan payable to the Company.

Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Credit for vesting purposes is given for years of service prior to the effective date of the ESOP. Prior to the completion of five years of credited service, a participant who terminates employment for reasons other than death, normal retirement, or disability does not receive any benefit under the ESOP. Forfeitures are reallocated among remaining participating employees, in the same proportion as contributions. Benefits are payable in the form of stock or cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service. A participant entitled to a distribution may require the Company to repurchase the stock in the event that the stock is not readily tradable on an established market (referred to as the put option). In general, participants are entitled to exercise the put option for a period of not more than 60 days following the date of distribution of the stock. As the Company's common stock is traded on the NASDAQ National Market under the symbol "HBFW", the provisions of the put option currently have no effect.

For the years ended September 30, 1999, 1998 and 1997, 20,218, 21,504 and 22,590 shares with an average fair value of $28.01, $29.56 and $19.96 per share, respectively, were committed to be released.

The ESOP shares as of September 30 were as follows:

	1999	1998	1997

Allocated shares	99,899	79,681	58,177

Unearned shares	131,310	151,528	173,032

Total ESOP shares	231,209	231,209	231,209

Fair value of unearned shares	$3,578,198	$4,129,138	$4,196,026

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 9 - EMPLOYEE BENEFITS (Continued)

Stock Option Plan: The Board of Directors of the Company adopted the Home Bancorp 1995 Stock Option and Incentive Plan (the Plan). The number of options authorized under the Plan is 330,317 shares of common stock. Officers, directors and key employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. Eligible officers and directors of the Company are able to exercise options awarded to them at a rate of 20% per year, October 10, 1996 being the first possible exercise date.

The Company applied APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its Plan. Accordingly, no compensation expense has been recognized for the Plan. SFAS No. 123, Accounting for Stock-Based Compensation, requires disclosures for stock-based compensation for companies that do not adopt its fair value accounting method for stock-based compensation. Accordingly, the following proforma information presents the effects on the Company's income before cumulative effect of change in accounting principle, net income and earnings per share under the provisions of SFAS No. 123 for the years ended September 30, 1999, 1998 and 1997. In future years, as additional options are granted, the effect on net income and earnings per share may increase.

	1999	1998	1997

Income before cumulative effect of
change in accounting principle
Dollar amount reported	$3,055,009	$2,906,000	$2,893,000
Dollar amount proforma	2,914,958	2,770,033	2,747,825
Basic EPS reported	$1.53	$1.32	$1.20
Basic EPS proforma	1.46	1.26	1.14
Diluted EPS reported	1.48	1.28	1.18
Diluted EPS proforma	1.42	1.22	1.13

Net income
Dollar amount reported	$3,110,000	$2,906,000	$2,893,000
Dollar amount proforma	2,969,949	2,770,033	2,747,825
Basic EPS reported	$1.56	$1.32	$1.20
Basic EPS proforma	1.49	1.26	1.14
Diluted EPS reported	1.51	1.28	1.18
Diluted EPS proforma	1.45	1.22	1.13

	Available For Grant	Options Outstanding	Weighted-Average Exercise Price

Balance - October 1, 1996	101,813	228,504	$15.25
Granted	-	-
Exercised	-	(14,824)	15.25
Forfeited	-	-

Balance - September 30, 1997	101,813	213,680	15.25

Granted	-	-
Exercised	-	(23,125)	15.25
Forfeited	3,789	(3,789)	15.25

Balance - September 30, 1998	105,602	186,766	15.25

Granted	-	-
Exercised	-	(46,595)	15.25
Forfeited	635	(635)	15.25

Balance - September 30, 1999	106,237	139,536	15.25

At year end 1999, options outstanding had a weighted-average remaining life of 6 years and an exercise price of $15.25.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 9 - EMPLOYEE BENEFITS (Continued)

Options exercisable at year end are as follows.

	Number of Options	Weighted-Average Exercise Price

1999	50,996	$15.25
1998	53,476	15.25
1997	30,877	15.25

NOTE 10 - INCOME TAXES

The Company and the Bank file a consolidated federal income tax return on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8.00% through 1996) or on specified experience formulas. The Bank used the percentage of taxable income method for the tax year ended September 30, 1996. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years beginning after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $625,000 and is payable over a six year period beginning with the tax year ending September 30, 1999.

Income tax expense for the years ended September 30 is:

	1999	1998	1997

Federal
Current	$1,858,863	$1,808,251	$978,879
Deferred	(133,219)	(91,695)	630,214

	1,725,644	1,716,556	1,609,093
State
Current	495,897	475,916	284,219
Deferred	(7,897)	(416)	162,032

	488,000	475,500	446,251

Income tax expense	$2,213,644	$2,192,056	$2,055,344

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 10 - INCOME TAXES (Continued)

The differences between the provision for income taxes shown on the consolidated statements of income and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes are as follows:

	1999	1998	1997

Income taxes at statutory rate	$1,791,342	$1,733,339	$1,682,437
Tax effect of:
ESOP expense (market value in excess
of cost of related shares)	123,784	142,850	76,394
State tax, net of federal income tax effect	322,080	313,830	294,526
Other	(23,562)	2,037	1,987

Income tax expense	$2,213,644	$2,192,056	$2,055,344

Effective tax rate	42.0%	43.0%	41.5%

Components of the net deferred tax asset (liability) as of September 30 are:

	1999	1998	1997

Deferred tax assets:
Deferred loan fees	$163,695	$155,452	$133,687
Recognition and retention plan	41,884	41,703	94,673
Net unrealized losses on
securities available for sale	73,357	-	-
Bad debts	10,058	-	-
Other	6,312	13,798	18,602

Total deferred tax assets	295,306	210,953	246,962

Deferred tax liabilities:
Bad debts	-	(75,181)	(76,133)
Discount accretion	-	(54,939)	(182,107)
Net unrealized gains on securities
available for sale	-	(33,110)	(26,284)

Total deferred tax liabilities	-	(163,230)	(284,524)
Valuation allowance	-	-	-

Net deferred tax asset (liability)	$295,306	$47,723	$(37,562)

Federal income tax laws provided savings banks with additional bad debt deductions through September 30, 1987, totaling $7,600,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total approximately $2,600,000 at September 30, 1999 and 1998. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $2,600,000 would be recorded as expense.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998 and 1997

NOTE 11 - REGULATORY MATTERS

Savings institutions insured by the FDIC must meet various regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative action, including restrictions on growth or operations or, in extreme cases, seizure.

As of September 30, 1999 and 1998, the Bank was categorized as well capitalized. The Bank's actual and required capital amounts and ratios are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

1999			(Dollars in thousands)

Total Capital (to risk
weighted assets)	$37,590	18.84%	$15,961	8.00%	$19,951	10.00%
Tier I (Core) Capital
(to risk weighted
assets)	$36,248	18.17%	$7,980	4.00%	$11,970	6.00%
Tier I (Core) Capital
(to adjusted total
assets)	$36,248	8.76%	$16,543	4.00%	$20,679	5.00%

1998

Total Capital (to risk
weighted assets)	$35,232	18.97%	$14,855	8.00%	$18,569	10.00%
Tier I (Core) Capital
(to risk weighted
assets)	$33,841	18.22%	$7,428	4.00%	$11,141	6.00%
Tier I (Core) Capital
(to adjusted total
assets)	$33,841	9.23%	$14,668	4.00%	$18,335	5.00%

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 1998 and 1997

NOTE 11 - REGULATORY MATTERS (Continued)

The Qualified Thrift Lender (QTL) test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must concert to a commercial bank charter. Management believes that the QTL test has been met.

Under OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. For example, a thrift which is given one of the two highest examination ratings and has "capital" equal to its fully phased-in regulatory capital requirements (a tier 1 institution) could make capital distributions in any year of 100% of its retained net income for the calendar year-to-date plus net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain "well capitalized", following the proposed distribution. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier one institution. At September 30, 1999, none of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.

The Bank established a liquidation account of $21,370,000 which is equal to its total net worth as of the date of the latest audited balance sheet appearing in the final conversion prospectus for the Company's stock offering related to converting from a mutual to a stock ownership structure. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that reduce shareholders' equity below the required liquidation account balance.

NOTE 12 - OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expenses for the years ended September 30 are summarized as follows:

	1999	1998	1997

Other noninterest income
Service charges and fees	$217,681	$155,615	$147,890
Late charges	53,721	41,263	48,088
Other	119,125	50,786	50,735

	$390,527	$247,664	$246,713

Other noninterest expenses

Advertising and promotion	$183,280	$203,694	$201,798
Data processing	397,075	309,994	252,750
Professional fees	120,398	151,880	165,230
Telephone, postage and supplies	224,475	181,532	154,751
Other	124,156	161,889	412,488

	$1,049,384	$1,008,989	$1,187,017

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 1998 and 1997

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments, excluding loans in process, of the Company are as follows at September 30, 1999:

	Fixed Rate	Variable Rate	Total

Mortgage loans	$2,256,100	$774,050	$3,030,150
Consumer and other loans	108,000	191,000	299,000

	$2,364,100	$965,050	$3,329,150

The principal commitments, excluding loans in process, of the Company are as follows at September 30, 1998:

	Fixed Rate	Variable Rate	Total

Mortgage loans	$8,420,100	$1,105,650	$9,525,750
Consumer and other loans	242,000	379,550	621,550

	$8,662,100	$1,485,200	$10,147,300

The majority of loan commitments have commitment periods up to 90 days, loan terms ranging from 10 years to 30 years and contractual interest rates ranging from 6.35% to 9.50%.

The Company has commitments for unused lines of credit aggregating $12,527,000 at September 30, 1999.

Since certain commitments to make loans and to fund lines of credit and loans in process expire without being used, the amount does not necessarily represent future cash commitments. In addition, commitments used to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded on the consolidated balance sheet.

At September 30, 1999, the Company has an approved line of credit of $15,000,000 with the Federal Home Loan Bank of Indianapolis. In the event the Company were to draw on the line, the Company would pledge as collateral, securities and qualifying mortgage loans under a blanket lien arrangement.

The Company has long-term leases for premises which expire at various dates through 2001. The Company pays taxes, insurance and maintenance costs on such premises. Total lease expense related to these premises was approximately $80,000 for each of the years ended September 30, 1999, 1998 and 1997.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or operations of the Company.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 1998 and 1997

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Company grants real estate and consumer loans including home improvement and other consumer loans primarily in Allen and Adams counties. Loans secured by residential real estate mortgages comprise approximately 99% of the loan portfolio. The Company is also involved in the sale of mortgage loans and servicing of these loans for secondary market agencies. The Company's policy for collateral on mortgage loans allows borrowings up to 95% of the appraised value of the property as established by appraisers approved by the Company's Board of Directors, provided that private mortgage insurance is obtained in an amount sufficient to reduce the Company's exposure to or below the 80% loan-to-value level. The percentage and documentation guidelines are designed to protect the Company's interest in the collateral as well as to comply with guidelines for sale in the secondary market.

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company, Home Bancorp:

CONDENSED BALANCE SHEETS
September 30, 1999 and 1998
	1999	1998
ASSETS

Cash and cash equivalents	$629,440	$1,012,023
Investment in subsidiary bank	36,138,255	33,840,543
Securities available for sale		5,137,187
Loan receivable from ESOP	1,287,963	1,536,908
Other assets	86,788	31,347

Total assets	$38,142,446	$41,558,008

LIABILITIES

Accrued expenses	$219,355	$519,729

SHAREHOLDERS' EQUITY	37,923,091	41,038,279

Total liabilities and shareholders' equity	$38,142,446	$41,558,008

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 1998 and 1997

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME
	Year ended September 30,
	1999	1998	1997

Interest income	$236,257	$500,331	$459,166
Dividends from subsidiary bank	1,332,000	2,714,000	8,383,000
Net gains on sales of securities
available for sale	40,719	-	-

	1,608,976	3,214,331	8,842,166

Operating expenses	147,598	140,186	127,287

Income before income taxes and equity in
undistributed earnings of subsidiary bank	1,461,378	3,074,145	8,714,879

Equity in undistributed (excess distributed)
earnings of subsidiary bank	1,700,000	(25,000)	(5,690,000)

Income before income taxes	3,161,378	3,049,145	3,024,879

Income tax expense	51,378	143,145	131,879

Net income	$3,110,000	$2,906,000	$2,893,000

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 1998 and 1997

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
	Year ended September 30,
	1999	1998	1997

Cash flows from operating activities
Net income	$3,110,000	$2,906,000	$2,893,000
Adjustments to reconcile net income to net
cash provided by operating activities
Equity in (undistributed) excess distributed
income of subsidiary bank	(1,700,000)	25,000	5,690,000
Amortization and accretion, net	293,614	197,337	226,069
Net gains on sales of securities
available for sale	(40,719)	-	-
Net change in other assets	(55,441)	178,489	(55,035)
Net change in accrued expenses	(267,264)	458,198	8,454

Net cash provided by operating activities	1,340,190	3,765,024	8,762,488

Cash flows from investing activities
Proceeds from sales of securities available
for sale	5,027,573	-	-
Proceeds from maturities of securities held
to maturity	-	1,000,000	3,000,000
Purchase of securities available for sale	-	-	(5,078,125)
Repayments on loan receivable from ESOP	248,945	232,471	231,798

Net cash provided by (used in) investing
activities	5,276,518	1,232,471	(1,846,327)

Cash flows from financing activities
Purchase of treasury stock	(6,907,578)	(6,437,191)	(6,106,642)
Cash dividends paid	(802,287)	(673,174)	(477,214)
Proceeds from exercise of stock options	710,574	352,656	226,066

Net cash used in financing activities	(6,999,291)	(6,757,709)	(6,357,790)

Net change in cash and cash equivalents	(382,583)	(1,760,214)	558,371

Cash and cash equivalents at beginning of period	1,012,023	2,772,237	2,213,866

Cash and cash equivalents at end of period	$629,440	$1,012,023	$2,772,237

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 11).

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 1998 and 1997

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying amounts of the Company's financial instruments at September 30, 1999 and 1998. Items which are not financial instruments are not included.

	1999		1998

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash and cash equivalents	$36,312,882	$36,313,000	$23,365,826	$23,366,000
Securities available for sale	23,159,062	23,159,000	5,137,187	5,137,000
Securities held to maturity	-	-	12,024,247	12,195,000
Loans receivable, net	345,999,338	347,304,000	324,187,601	338,857,000
Federal Home Loan Bank
stock	3,173,700	3,174,000	2,782,500	2,783,000
Demand and savings deposits	(99,619,719)	(99,620,000)	(81,356,915)	(81,357,000)
Certificates of deposit	(263,734,550)	(264,859,000)	(234,641,189)	(237,578,000)
FHLB advances	(7,000,000)	(7,000,000)	(9,000,000)	(9,000,000)
Advances from borrowers for
taxes and insurance	(2,971,219)	(2,971,000)	(2,597,387)	(2,597,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 1999 and 1998. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand and savings deposits and advances from borrowers for taxes and insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar such loans at September 30, 1999 and 1998, applied for the time period until the loans are assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for certificates of deposit is based on estimates of the rate the Bank would pay on such deposits at September 30, 1999 and 1998, applied for the time period until maturity. The estimated fair value for FHLB advances is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 1999 and 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 1999 and 1998 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These included, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 1998 and 1997

NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

	1999	1998	1997

Net change in net unrealized gains (losses) on securities
available for sale
Unrealized gains (losses) arising
during the year	$(266,498)	$128,484	$72,573

Reclassification adjustments for transfers
from securities held to maturity to
securities available for sale upon
adoption of SFAS No. 133	26,444	--	--

Reclassification adjustments for gains
included in net income	(40,719)	(108,406)	--

Net change in net unrealized gains
(losses) on securities available for sale	(280,773)	20,078	72,573

Tax effects	106,467	(6,826)	(24,676)

Total other comprehensive income (loss)	$(174,306)	$13,252	$47,897

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 1998 and 1997

NOTE 18 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
	--------Year Ended September 30, 1999--------
(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Interest income	$6,653	$6,718	$6,868	$7,014

Interest expense	4,250	4,260	4,316	4,378

Net interest income	2,403	2,458	2,552	2,636

Provision for loan losses	1	-	1	-

Net interest income after provision for loan	2,402	2,458	2,551	2,636
losses

Noninterest income	114	56	107	131

Noninterest expense	1,172	1,283	1,312	1,419

Income before income taxes and cumulative
effect of change in accounting principle	1,344	1,231	1,346	1,348

Income tax expense	579	497	570	568

Income before cumulative effect of change
in accounting principle	765	734	776	780

Cumulative effect of change in accounting for derivative instruments and hedging
activities, net of tax	-	55	-	-

Net income	$765	$789	$776	$780

Earnings per share
Income before cumulative effect of
change in accounting principle:
Basic	$.37	$.36	$.39	$.41

Diluted	$.35	$.34	$.37	$.41

Net income:
Basic	$.37	$.39	$.39	$.41

Diluted	$.35	$.37	$.37	$.41

(Continued)

HOME BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 1998 and 1997

NOTE 18 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

	----------Year Ended September 30, 1998----------
(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Interest income	$6,476	$6,429	$6,466	$6,608

Interest expense	4,122	3,988	4,003	4,110

Net interest income	2,354	2,441	2,463	2,498

Provision for loan losses	1	-	1	-

Net interest income after provision for loan losses	2,353	2,441	2,462	2,498

Noninterest income	108	139	84	25

Noninterest expense	1,226	1,158	1,257	1,371

Income before income taxes and cumulative effect of change in accounting principle	1,235	1,422	1,289	1,152

Income tax expense	570	583	540	499

Income before cumulative effect of change in accounting principle	665	839	749	653

Net income	$665	$839	$749	$653

Earnings per share
Net income:

Basic	$.29	$.38	$.34	$.31

Diluted	$.28	$.37	$.33	$.30

(Continued)

CORPORATE AND SHAREHOLDER INFORMATION
Company and Bank Address 132 East Berry Street P. O. Box 989 Fort Wayne, Indiana 46801-0989
Telephone:	(219) 422-3502
Facsimile:	219.426.7027

Stock Price Information

The Company's stock is traded on The Nasdaq National Market under the symbol "HBFW." The table below shows the range of high and low bid prices of the Company's common stock for fiscal years 1998 and 1999 and dividends declared during such periods. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions for fiscal years:

Fiscal Quarter	Div.	1998 High	Low	Div.	1999 High	Low
I	.05	$29.50	$24.00	.08	$29.75	$26.50
II	.05	$37.875	$28.50	.10	$33.50	$27.50
III	.08	$35.375	$29.125	.10	$28.25	$27.00
IV	.08	$30.00	$26.625	.10	$30.50	$27.00

Stock Price

September 30th:	$27.25	$27.25

The sixteenth quarterly dividend (Div.) of $.10 was declared on the Company's common stock, payable January 13, 2000 to shareholders of record December 28, 1999. For information regarding restrictions on dividends, see Note 11 to the Consolidated Financial Statement.

As of December 1, 1999, the Company had approximately 1,352 shareholders of record and 2,011,652 outstanding shares of common stock.

Investor Relations

Stockholders, investors and analysts interested in additional information may contact:

Marvin C. Schumm, President & CEO Home Bancorp 132 East Berry Street P. O. Box 989 Fort Wayne, IN 46801-0989 (219) 422-3502

Annual Report on Form 10-K

Copies of Home Bancorp's Annual Report for year ended September 30, 1999 on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to:

Investor Relations Home Bancorp P. O. Box 989 Fort Wayne, IN 46801-0989

Annual Meeting

The annual meeting of shareholders of Home Bancorp will be held at 2:00 p.m., local time, on Tuesday, January 25, 2000, at the Holiday Inn Downtown, 300 East Washington Boulevard, Fort Wayne, Indiana. Your attendance is appreciated.

Stock Transfer Agent and Registrar

Home Bancorp's transfer agent, Registrar and Transfer Company, maintains all shareholder records and can assist with stock transfer and registration address changes, changes or corrections in social security or tax identification numbers and 1099 tax reporting questions. If you have questions, please contact the stock transfer agent at the address below:

Registrar and Transfer Company

10 Commerce Drive Cranford, New Jersey 07016 Toll Free (800) 368-5948

Stock Listing

Home Bancorp stock is traded on The Nasdaq National Market under the symbol HBFW. The following newspaper stock tables list the Company as:

The Journal Gazette...HmeBc
The News-Sentinel.	HmeBc
Indianapolis Star.	HmeBc
New York Times	HmeBc
USA Today.	HmeBc
Chicago Tribune.	HomeBnc
Wall Street Journal.	HmBcp

Home Loan Bank	Banking Offices

(year established)

Corporate	132 E. Berry St. (46802)
1893	(219) 422-3502

Southtown	1110 E. Tillman Rd. (46816)
1971	(219) 447-3531

Marketplace of Canterbury	5611 Saint Joe Rd. (46835)
1975	(219) 485-1619

Covington/Time Corners	6128 Covington Rd. (46804)
1977	(219) 432-0606

Northwest	926 W. State Blvd. (46808)
1987	(219) 482-6391

Georgetown North	6411 E. State Blvd. (46815)
1992	(219) 486-0646

Dupont Crossing	720 E. Dupont Rd. (46825)
1996	(219) 490-4663

Decatur	101 N. Second St.
1973	Decatur, Indiana (46733)
(219) 728-2155

Decatur North	334 N. Second St.
1999	Decatur, Indiana (46733)
(219) 728-2155

New Haven	1230 E. Lincoln Hwy.
1987	New Haven, Indiana (46774)
(219) 749-1780

Mission Statement

The mission statement of Home Loan Bank fsb, subsidiary of Home Bancorp, reflects a chartered course for meeting the financial needs of our customers with an encouragement of investments and the promotion of home ownership. We are committed to providing the highest quality financial services for all customers in our operating areas, while maintaining a conservative, well capitalized, liquid and profitable financial institution.

Further, we shall perform our obligations in an ethical manner in the community as a responsible corporate citizen and acknowledge the holding company's ultimate responsible goal of shareholder enhancements.

[GRAPHIC-PHOTO OF BANK OMITTED]

MARKET MAKERS AS OF SEPTEMBER 30, 1999

ABN AMRO Chicago Corporation
Capital Resources, Inc.

Friedman, Billings, Ramsey & Co., Inc.
Herzog, Heine, Geduld, Inc.
J.J.B. Hilliard, W.L. Lyons

Keefe, Bruyette & Woods, Inc.
McDonald Investments Inc.

Stifel, Nicolaus & Company, Inc.
Wheat First Union

DIRECTORS

OFFICERS
Board of Directors (Home Bancorp and Home Loan Bank)	(Year appointed to Bank Board)

W. Paul Wolf Chairman of the Board, President and CEO		1961
Rod M. Howard	Retired, Howard's Graphic Supply	1969
Walter A. McComb, Jr.	McComb Funeral Homes	1982
Richard P. Hormann	DeHayes Group, Inc.	1987
C. Philip Andorfer	CPA	1988
Luben Lazoff Lazoff & Associates		1991
Daniel F. Fulkerson	McMahon Paper Company	1993
Matthew P. Forrester Senior Vice President and
Chief Financial Officer		1994
Donald E. Thornton	Vice President of Lending	1997

Officers of
Home Bancorp

W. Paul Wolf
Chairman, President and
Chief Executive Officer

Matthew P. Forrester
Senior Vice-President and
Chief Financial Officer

Gary L. Hemrick
Vice President/Secretary

Timothy A. Sheppard
Treasurer

Luben Lazoff
Assistant Secretary

Home Bancorp

HBFW

132 East Berry St. o P.O. Box 989
Fort Wayne, Indiana 46801-0989

Telephone	(219) 422-3502
Facsimile	219.426.7027

Officers of Home Loan Bank fsb

W. Paul Wolf
Chairman, President and CEO

Matthew P. Forrester
Senior Vice President/CFO

Donald E. Thornton
Vice President of Lending/Secretary

Gary L. Hemrick
Vice President/Operations

John E. Fitzgerald
Vice President/CRA

Barbara J. Boyd
Vice President/Retail Banking

Gladys A. (Jo) Thomas
Vice President/Decatur Operations

Timothy A. Sheppard
Treasurer

Paul N. Lewark
Assistant Vice President

James M. Turner
Assistant Vice President

Robert P. Norton
Assistant Vice President

Robert V. Earl
Assistant Vice President

Stanley J. Amstutz
Assistant Vice President

Linda M. DeGroff
Assistant Vice President

Ruth A. Marburger
Assistant Vice President

Jody J. Morrissey
Assistant Vice President

Joseph M. Hayes
Assistant Vice President

Matthew L. Level
Assistant Vice President

Michael J. Jones
Assistant Vice President

Penny S. Parrish
Assistant Vice President

Todd A. Hall
Assistant Vice President

Doris G. Hall
Assistant Vice President

Cathy S. Stidham
Assistant Vice President

Luben Lazoff
Assistant Secretary

Jerry W. Gump
Internal Auditor/Compliance

John C. Monroe
Assistant Internal Auditor

Randal L. Hockemeyer
Loan Officer

J. Scott Lancaster
Loan Officer

Lupka Baloski
Personnel

Carol A. Tait
Administrative Assistant

[GRAPHIC-PHOTO OF W. PAUL WOLF OMITTED]

W. Paul Wolf

Ninth President of Home Loan Bank

W. Paul Wolf, at the age of twenty-eight, joined Home Loan Bank July 1, 1960 as Assistant Secretary Treasurer. Within a year he was elected to take a place on the board. In 1963 Mr. Wolf became Secretary Treasurer. From the position of Managing Officer, he was elected President and Chief Executive Officer in 1970 and in 1991 he became Chairman of the Board. Thirty-nine years and three months later, Mr. Wolf transferred his energies to an active retirement that includes grandchildren, golf and travel coupled with community and church activities.

During Mr. Wolf's tenure, Home Loan Bank's assets have grown from $13 million to $413.8 million, as of September 30, 1999, with ten (10) banking offices now serving customers. Chairman C. Philip Andorfer stated, "On behalf of the Board of Directors, we have all had the opportunity and pleasure of working with Paul Wolf for many years. Paul has demonstrated administrative leadership in both the growth of the Bank and the maintenance, safety and solvency of Home Loan Bank. We appreciate his years of dedicated service and know that he has positioned the organization to grow stronger and more progressive into the future. We wish him the very best in his retirement."

APPENDIX E

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

Quarterly Report Under Section 13 or 15 (d)

of the Securities and Exchange Act of 1934
For the Quarter Ended March 31, 2000	Commission File Number 0-15264

HOME BANCORP
(Exact name of registrant as specified in its charter)
Indiana (State or other jurisdiction or incorporation or organization)	35-1906765 (I.R.S. Employer Identification Number)

132 East Berry Street, P.O. Box 989 Fort Wayne, Indiana (Address of principal executive offices)	46801-0989 (Zip Code)

Registrant's telephone number, including area code: (219) 422-3502

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [ X ]     No  [   ]

As of December 31, 1999, there were 3,378,868 shares of common stock issued and 1,996,124 shares outstanding.

HOME BANCORP
Fort Wayne, Indiana

FORM 10-Q

INDEX

HOME BANCORP
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2000 (unaudited) and SEPTEMBER 30, 1999
ASSETS	(unaudited) March 31, 2000	September 30, 1999

Cash on hand and in other banks	$2,034,188	$2,081,354
Federal funds sold	5,500,000	16,000,000
Interest earning deposits in other banks	5,216,456	18,231,528

Total cash and cash equivalents	12,750,644	36,312,882
Securities available for sale (amortized cost of $34,034,271 and $23,342,452)	33,505,147	23,159,062
Loans receivable, net of allowance for loan losses: $1,343,420 and $1,342,220	348,288,350	345,999,338
Federal Home Loan Bank stock	3,173,700	3,173,700
Accrued interest receivable	2,238,565	2,156,465
Premises and equipment, net	2,811,523	2,916,349
Other assets	723,183	239,004

TOTAL ASSETS	$403,491,112	$413,956,800

LIABILITIES AND SHAREHOLDERS' EQUITY LIABILITIES

Deposits	$353,318,789	$363,354,269
Federal Home Loan Bank advances	7,000,000	7,000,000
Advances from borrowers for taxes and insurance	3,178,754	2,971,219
Accrued interest payable	888,870	1,011,119
Other liabilities	1,542,500	1,697,102

TOTAL LIABILITIES	365,928,913	376,033,709

SHAREHOLDERS' EQUITY
Preferred stock, no par value, 5,000,000 shares authorized; none issued	--	--
Common stock, no par value, 10,000,000 shares authorized; 3,378,868 and 3,380,255 shares issued; 1,996,124 and 2,050,506 shares outstanding	35,187,206	34,874,404
Retained earnings, substantially restricted	33,165,326	32,159,378
Unearned ESOP shares	(1,165,364)	(1,287,963)
Unearned RRP shares	(63,768)	(232,608)
Treasury stock at cost, 1,382,744 and 1,329,749 shares	(29,243,726)	(27,480,087)
Accumulated other comprehensive loss net of tax of $(211,649) and $(73,357)	(317,475)	(110,033)

TOTAL SHAREHOLDERS' EQUITY	37,562,199	37,923,091

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$403,491,112	$413,956,800

See accompanying notes to consolidated financial statements (unaudited).

HOME BANCORP
CONSOLIDATED STATEMENTS OF INCOME
THREE AND SIX MONTHS ENDED MARCH 31, 2000 AND 1999
(unaudited)
	3 Months Ended: March 31,		6 Months Ended: March 31,
	2000	1999	2000	1999

INTEREST INCOME
Loans receivable, including fees	$6,352,101	$6,147,852	$12,670,077	$12,244,105
Securities and other interest income	762,567	570,251	1,638,985	1,127,129

Total interest income	7,114,668	6,718,103	14,309,062	13,371,234

INTEREST EXPENSE
Deposits	4,404,752	4,167,135	8,943,705	8,314,896
Federal Home Loan Bank advances	93,223	92,200	187,472	194,802

Total interest expense	4,497,975	4,259,335	9,131,177	8,509,698

Net interest income	2,616,693	2,458,768	5,177,885	4,861,536
Provision for loan losses	600	600	1,200	1,200
Net interest income after provision for loan losses	2,616,093	2,458,168	5,176,685	4,860,336

NON-INTEREST INCOME
Net losses on trading securities	-	(26,705)	-	(26,705)
Net gains (losses) on sales of securities available for sale	(11,718)	1,137	(11,718)	23,747

Net gains on sales of loans held for sale - 2,005		-	-	2,005
Other	83,133	82,159	173,624	171,145

Total non-interest income	71,415	56,591	161,906	170,192

NON-INTEREST EXPENSE
Employee compensation and benefits	774,464	787,187	1,736,215	1,555,461
Occupancy and equipment	169,143	215,182	355,618	388,516
FDIC insurance premiums	19,276	48,462	71,556	93,044
Other	391,119	231,730	792,019	417,830

Total non-interest expense	1,354,002	1,282,561	2,955,408	2,454,851

Income before income taxes and cumulative Effect of change in accounting principle	1,333,506	1,232,198	2,383,183	2,575,677

Income tax expense	539,506	498,189	976,183	1,076,668

Income before cumulative effect of change in accounting principle	794,000	734,009	1,407,000	1,499,009

Cumulative effect of change in accounting for Derivative instruments and hedging activities, net of tax	-	54,991	-	54,991

Net income	$794,000	$789,000	$1,407,000	$1,554,000

Earnings per share Basic earning per common share Income before cumulative effect of change in accounting principle	$0.42	$0.36	$0.75	$0.73
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax	-	0.03	-	0.03

Net income	$0.42	$0.39	$0.75	$0.76

Diluted earnings per common share Income before cumulative effect of change in accounting principle	$0.42	$0.34	$0.73	$0.70
Cumulative effect of change in accounting for derivative instrument and hedging activities, net of tax	-	0.03	-	0.03

Net income	$0.42	$0.37	$0.73	$0.73

See accompanying notes to consolidated financial statements (unaudited).

HOME BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME THREE AND SIX MONTHS
ENDED MARCH 31, 2000 AND 1999

(unaudited)
	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2000	1999	2000	1999

Net income	$794,000	$789,000	$1,407,000	$1,554,000

Other comprehensive income (loss): Net change in net unrealized gains (losses) on securities available for sale, net of reclassification adjustments and tax effects	(143,416)	(5,620)	(207,442)	(34,095)

Net unrealized gains on securities transferred From the held-to-maturity to the available-for- Sale category, net of tax, upon adoption of SFAS No. 133	--	15,570	--	15,570

Total other comprehensive income (loss)	(143,416)	9,950	(207,442)	(18,525)

Total comprehensive income	$650,584	$798,950	$1,199,558	$1,535,475

See accompanying notes to consolidated financial statements (unaudited).

HOME BANKCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED MARCH 31, 2000 AND 1999
(unaudited)
	Six Months Ended
	March 31,
	2000	1999

CASH FLOW FROM OPERATING ACTIVITIES
Net income	$1,407,000	$1,554,000
Adjustments to reconcile net income to net cash from operating activities
Depreciation	152,926	172,479
Provision for loan losses	1,200	1,200
Net losses on trading securities	-	26,705
Net (gains) losses on sales of securities available for sale	11,718	(23,747)
Net gains on sales of loans held for sale	-	(2,005)
Proceeds from sales of loans held for sale	-	87,114
ESOP expense	223,206	305,525
Amortization of RRP contribution	147,688	116,533
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax	-	(54,991)
Proceeds from sales of trading securities	-	4,077,500
Securities amortization and accretion, net	(70,386)	(30,611)
Change in
Accrued interest receivable	(82,100)	(101,786)
Accrued interest payable and other liabilities	(270,912)	(1,135,833)
Other assets	(131,839)	80,958

Net cash from operating activities	1,388,501	5,073,041

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from maturities of securities held to maturity	-	4,000,000
Proceeds from sales of securities available for sale	2,053,998	1,976,761
Purchase of securities available for sale	(12,687,149)	(18,345,313)
Net change in loans	(2,290,212)	(15,061,966)
Purchase of premises and equipment	(48,100)	(272,502)

Net cash from investing activities	(12,971,463)	(27,703,020)

CASH FLOW FROM FINANCING ACTIVITIES
Net change in deposit	(10,035,480)	27,582,083
Advances from Federal Home Loan Bank	-	(2,000,000)
Net change in advances from borrowers for taxes and insurance	207,535	612,830
Purchase of treasury stock	(2,468,135)	(3,169,596)
Cash dividends paid	(406,991)	(392,920)
Proceeds from exercise of stock options	723,795	568,550

Net cash from financing activities	(11,979,276)	23,200,947

Net change in cash and cash equivalents	(23,562,238)	570,968

Cash and cash equivalents, beginning of period	36,312,882	23,365,826

Cash and cash equivalents, end of period	$12,750,644	$23,936,794

Supplemental disclosures of cash flow information Cash paid for Interest	$9,253,426	$8,652,776
Income taxes	1,113,144	1,171,302

Supplemental schedule of non-cash activities Transfer of securities from held-to-maturity to trading	$-	$4,015,191
Transfer of securities from held-to-maturity to available-for-sale	-	4,007,930
Transfer from loans receivable to loans held for sale	-	85,109

See accompanying notes to consolidated financial statements (unaudited).

HOME BANCORP
Fort Wayne, Indiana
Notes to Consolidated Financial Statements
(Unaudited)

A.  Basis of Presentation

The interim financial statements for Home Bancorp (the Company) and its wholly-owned subsidiary, Home Loan Bank fsb (the Bank), have been prepared in accordance with the instructions to Form 10-Q; and, therefore, do not include all information and footnotes normally shown for full annual financial statements.

The interim financial statements at March 31, 2000 and for the interim periods ended March 31, 2000, and 1999 are unaudited, but reflect all adjustments (consisting of only normal recurring adjustments) which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for such periods.

These interim financial statements should be read in conjunction with the Company's most recent annual financial statements and footnotes. The results of the periods presented are not necessarily representative of the results of operations and cash flows which may be expected for the entire year.

B.  Securities

The Company classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those the Company may decide to sell if needed for liquidity, asset liability management or other reasons. Available for sale securities are reported at fair value, with net unrealized gains and losses included as a separate component of other comprehensive income (loss) and shareholders' equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and the hedged item, even if the fair value of the hedged item is not otherwise recorded. As of January 1, 1999, the Company adopted this statement and, in accordance with its provisions, chose to reclassify certain securities from held-to-maturity to trading and available-for-sale. The amortized cost of securities transferred to available for sale was $4,007,930 and the unrealized net gain was $26,444, which was included in shareholders' equity, net of income tax of $10,874. The amortized cost of the securities transferred to trading was $4,015,191 and the unrealized net gain was $91,060, which is reported as the cumulative effect of change in accounting principle, net of tax of $36, 069. The Company has no derivative instruments to account for under the provisions of this statement.

(Continued)

HOME BANCORP
Fort Wayne, Indiana
Notes to Consolidated Financial Statements
(Unaudited)

C.  Earnings Per Share

Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. Employee Stock Ownership Plan (ESOP) shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Recognition and retention plan (RRP) shares are considered outstanding for earnings per common share calculations as they become vested. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock options and nonvested shares issued under the RRP. Earnings per common shares are restated for all stock splits and dividends.

A reconciliation of the numerators and denominators used in the computation of the basic and diluted earnings per common share is presented below: The information below is presented in thousands except for per share information.

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2000	1999	2000	1999

Basic earnings per common share
Numerator
Income before cumulative effect of change in accounting principle	$794	$734	$1,407	$1,499
Cumulative effect of change in accounting for derivative instruments and hedging Activities, net of tax	-	55	-	55

Net income	$794	$789	$1,407	$1,554

Denominator
Weighted average common shares outstanding	2,010	2,201	2,026	2,220
Less: Average unallocated ESOP shares	(124)	(144)	(126)	(147)
Less: Average non-vested RRP shares	(10)	(26)	(12)	(27)

Weighted average common shares outstanding for basic earnings per common share	1,876	2,031	1,888	$2,046

Basic earnings per common share
Income before cumulative effect of change in accounting principle	$0.42	$0.36	$0.75	$0.73
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax	-	0.03	-	0.03

Net income	$0.42	$0.39	$0.75	$0.76

Diluted earnings per common share
Numerator
Income before cumulative effect of change in accounting principle	$794	$734	$1,407	$1,499
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax	-	55	-	55

Net income	$794	$789	$1,407	$1,554

Denominator
Weighted average common shares outstanding for basic earnings per common share	1,876	2,031	1,888	2,046

Add: Dilutive effects of assumed exercises of stock options	11	76	27	76
Add: Dilutive effects of average nonvested RRP shares	-	2	-	3

Weighted average common shares and dilutive potential common shares outstanding	1,887	2,109	1,915	2,125

Diluted earnings per common share
Income before cumulative effect of change in accounting principle	$0.42	$0.34	$0.73	$0.70
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax	-	0.03	-	0.03

Net income	$0.42	$0.37	$0.73	$0.73

HOME BANCORP
Fort Wayne, Indiana
Management's Discussion and
Analysis of Financial Condition and
Results of Operations

Item 2

General

Home Bancorp (the Company) was formed as an Indiana corporation on December 14, 1993 for the purpose of issuing Common Stock and owning all of the outstanding shares of the Company. On March 29, 1995, Home Bancorp acquired all the capital stock of the Bank upon its Conversion from a mutual to stock institution. Prior to the conversion, the Company had no operating history. The principal business of savings banks, including Home Loan, has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. The Company's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. This is a function of the yield on interest-earning assets less the cost of interest-bearing liabilities. Earnings are also affected by provisions for loan losses, service charges and fee income, operating expenses and income taxes.

The most significant outside factors influencing the operations of the Bank and other savings institutions include general economic conditions, competition in the local marketplace and the related monetary and fiscal policies of agencies that regulate financial institutions. More specifically, the cost of funds (deposits) is influenced by interest rates on competing investments and general market rates of interest, while lending activities are influenced by the demand for real estate financing, which in turn is affected by the interest rates at which such loans may be offered and other factors affecting loan demand and funds availability.

Forward-Looking Statements

The Company and the Bank may from time to time make written or oral forward-looking statements, including statements contained in this Form 10-Q or future filings with the Securities and Exchange Commission (including Exhibits thereto), in its reports to shareholders and in other communications by the Company, which are made in good faith by the Company and the Bank pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements with respect to the Company's and the Bank's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors (some of which are beyond the Company's and Bank's control). The words may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company's and the Bank's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the US economy in general and the strength of the local economies in which the Company and Bank conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of the products and services; the willingness of users to substitute competitors' products and services for the Bank's products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; acquisitions; changes in consumer spending and saving habits; and the success of the Company and the Bank at managing risks involved in the foregoing.

The foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

(Continued)

HOME BANCORP
Fort Wayne, Indiana
Management's Discussion and
Analysis of Financial Condition and
Results of Operations

Item 2 Continued

Financial Condition

The Company's total assets were $403.5 million as of March 31, 2000 compared to $414.0 million as of September 30 1999, a decrease of $10.5 million. For the same period, equity decreased very slightly from $37.9 million as of September 30, 1999 to $37.6 million as of March 31, 2000. The decrease in total assets was the result of a more restrictive depository interest rate structure and management's effort to reduce excess liquidity after the successful Year 2000 rollover. The Company reduced excess liquidity in the form of overnight federal funds sold. These funds were primarily funded by short-term certificates of deposit (CDs).

Net loans receivable increased $2.3 million, primarily from 1-4 family residential originations, from $346.0 million at September 30, 1999 to $348.3 million at March 31, 2000. Deposits decreased $10.1 million for the three month period, decreasing from $363.4 million as of September 30, 1999 to $353.3 million as of March 31, 2000 as the Company attempts to reduce its dependence on short-term CDs.

Cash and cash equivalents decreased from $36.3 million as of September 30, 1999 to $12.8 million as of March 31, 2000. On January 1, 1999 the Company adopted SFAS No. 133 and reclassified all of its securities held for maturity to securities available for sale and trading. All securities classified as trading were sold during the quarter ended March 31, 1999. As of March 31, 2000, securities available for sale totaled $33.5 million, an increase of $10.3 million from September 30, 1999.

As of both March 31, 2000 and September 30, 1999 the Company held no foreclosed real estate.

The balance in Federal Home Loan Bank advances remained unchanged at $7.0 million during the six-month period ended March 31, 2000.

Advances from borrowers for taxes and insurance increased from $3.0 million as of September 30, 1999 to $3.2 million as of March 31, 2000 primarily from the timing of semi-annual payments of real estate taxes and annual insurance premiums on behalf of loan customers. Other liabilities decreased slightly from $1.7 million as of September 30, 1999 to $1.5 million as March 31, 2000.

Results of Operation

General. Net income for the six months ended March 31, 2000 decreased by $147,000 or 9.5% from $1,554,000 in 1999 to $1,407,000 in 2000. Net income for the three months ended March 31, 2000 increased by $5,000, or 0.6%, to $794,000 from $789,000 for the same period ended March 31, 1999. Despite a slowdown in residential mortgage closings and the general rising cost of funding, the small increase is attributed to an increase in average assets and maintenance of the net interest margin. Three-month period results will be emphasized due to the severance expense associated with the early retirement of former Chairman and Chief Executive Officer, Mr. W. Paul Wolf. This non-recurring expense adversely impacted first quarter results by $212,000 or $127,000, net of tax, and second quarter results by $44,000 or $26,000, net of tax. The second quarter severance expense impact will continue to impact future quarterly earnings through March 31, 2001, as additional severance expense payments are made. Management believes that second quarter results will reveal a more accurate view of future earnings.

The three and six month earnings represent an annualized return on average assets (ROA) of 0.77% and 0.68% and a return on average equity (ROE) of 8.54% and 7.58%. For the like periods ended March 31, 1999, earnings represent an annualized ROA of 0.81% and 0.81% and a ROE of 7.86% and 7.72%.

Net Interest Income. The Company's net income is primarily dependent upon net interest income. Net interest income

(Continued)

HOME BANCORP
Fort Wayne, Indiana
Management's Discussion and
Analysis of Financial Condition and
Results of Operations

Item 2 Continued

for the three and six month periods ended March 31, 2000 increased by approximately $158,000 and $316,000 compared to the same periods in 1999. This increase was primarily the net result of a slight reduction in interest rate spreads earned on higher average interest earning balances.

Total interest income at March 31, 2000 increased by approximately $397,000 and $938,000 for the three and six month periods when compared to the same periods ended March 31, 1999. The yield on average interest-earning assets increased slightly in the three month period ended March 31, 2000 to 7.03%, compared to 7.02% for the same period in the preceding year, whereas the yield for the comparative six month periods ended March 31 declined from 7.14% in 1999 to 7.00% in 2000.

The growth in total interest income was partially offset by increased interest expense during the three and six month periods ended March 31, 2000. Interest expense increased by approximately $239,000 and $621,000 for the three and six month periods in comparison to the like periods in 1999. This increase was the result of increased average balances of interest-bearing liabilities and, for the three month period, an increase in average funding costs as compared to the like period from the prior year. For the three month period ended March 31, 2000, the average cost of interest-bearing liabilities was 5.00%, up from 4.96% for the same period in 1999. The Company's average costs of funds continues to be higher than those experienced by our average national peers, primarily from competitive pressures on market rates for deposits in the Company's service area.

While the interest rate environment of recent years has proven beneficial to most financial institutions, including the Company, increases in general market rates of interest generally adversely affect the net income of most financial institutions. Because the Company's liabilities generally reprice more quickly than its assets, interest margins would likely decrease if interest rates were to rise, or the yield on repricing assets was not enhanced.

Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses was $600 and $1,200 for the three and six months ended March 31, 2000, the same amount for the like periods in 1999.

Changes in the provision for loan losses are attributed to management's analysis of the adequacy of the allowance for loan losses to address recognizable and currently anticipated losses. At March 31, 2000, the Company's allowance for loan losses totaled $1.3 million or .39% of net loans receivable and 719.54% of total nonperforming loans.

The Company establishes an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes, among other factors, the level of the Company's classified and nonperforming assets and their estimated value, the national economic outlook which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area, regulatory issues, and the levels of the allowance for loan losses established by the Company's peers. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based directly on the level of nonperforming loans.

The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a current level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OTS, as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

(Continued)

HOME BANCORP
Fort Wayne, Indiana
Management's Discussion and
Analysis of Financial Condition and
Results of Operations

Item 2 Continued

Non-Interest Income. Non-interest income consists primarily of service fees on deposit accounts, loan servicing and late fees, as well as, any recognized gain from the sale of interest earning assets or real estate owned. Non-interest income increased approximately $15,000 for the three month period ended March 31, 2000 in comparison to the like period in 1999 and it decreased approximately $8,000 for the six month period ended March 31, 2000 in comparison to the like period in 1999. The three month increase was attributed primarily to a decrease net losses realized on trading securities and the sale of securities available for sale. The opposite impact was experienced for the comparative six month periods.

Non-Interest Expense. Non-interest expenses for the three and six month periods ended March 31, 2000 increased approximately $71,000 and $501,000, compared to the same prior year periods in 1999. Employee compensation and benefits have decreased by approximately $13,000 for the three month period and increased by approximately $181,000 for the six month period as compared to the same periods in 1999. The most significant reason for the large increase in the six month period expense is the expenses associated with the severance agreement with Mr. W. Paul Wolf, as discussed above. For the three month and six month periods ended March 31, 2000, occupancy and equipment expense is down from the prior year periods by approximately $46,000 and $33,000. These decreases are generally the result of the Company's continued cost containment efforts. Other expenses were approximately $159,000 and $374,000 higher for the three and six month periods ended March 31, 2000 than for the same periods a year earlier. This change is attributed primarily to fluctuations in the number and timing of loan originations where applied costs are reduced by associated income. The slowdown in originations of 1-4 family residential mortgages, the Company's primary focus, is consistent with a rising interest rate environment after a large refinancing period.

Income Tax Expense. Income tax expense for the three and six month periods ended March 31, 2000 reflects higher pretax earnings than in the previous like year periods. The effective tax rate on income before income taxes ranged from 40%-41% for the three and six month periods ended March 31, 2000 and 1999.

Liquidity and Capital Resources

The Company's primary source of funds are deposits, principal and interest payments on loans, and sales and maturities of securities available for sale. While maturities of securities and scheduled amortizations of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, if the Bank requires additional funds beyond its ability to acquire them locally, it has borrowing capability through the Federal Home Loan Bank (FHLB) of Indianapolis. At March 31, 2000, the Bank had $7.0 million in advances from the FHLB of Indianapolis.

Home Loan Bank is required by federal regulations to maintain specific levels of liquid assets consisting of cash and other eligible investments. The standard measure of liquidity for thrift institutions is the ratio of qualifying assets due within one year to net withdrawable savings. Currently the minimum requirement is 4%. At March 31, 2000, the Bank's quarterly liquidity ratio was 14.0%. As of March 31, 1999, the Bank's liquidity ratio was 12.4%.

The Bank uses its liquidity resources principally to meet ongoing loan commitments, to fund maturing certificates of deposit and deposit withdrawals and to meet operating expenses. The Bank anticipates that it will have sufficient funds available to meet current loan commitments and liquidity needs. At March 31, 2000 the Bank had outstanding commitments to extend credit which amounted to $14.9 million (including $12.4 million in unused lines of credit). Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's foreseeable liquidity needs.

The institution is required to maintain specific amounts of regulatory capital pursuant to regulations of the Office of Thrift Supervision. Regulatory standards impose the following capital requirements: a risk-based capital expressed as a percent of risk-adjusted assets, a leverage ratio of core capital to total adjusted assets, and a tangible capital ratio expressed as

(Continued)

HOME BANCORP
Fort Wayne, Indiana
Management's Discussion and
Analysis of Financial Condition and
Results of Operations

Item 2 Continued

a percent of total adjusted assets. As of March 31, 2000, the Bank had tangible and core capital of $32.6 million, or 8.16% of adjusted total assets. Risk-based capital totaled $34.0 million, or 17.19% of risk-based assets. The institution substantially exceeded all regulatory capital standards.

The following table provides key ratios and balances for the periods indicated. (For calculation purposes, month-end averages, which do not differ materially from daily averages, have been used.)

	At and For the Three Months Ended March 31,		At and For the Six Months Ended March 31,
FINANCIAL HIGHLIGHTS (Averages)	2000	1999	2000	1999

Return on assets*	0.77%	0.81%	0.68%	0.81%
Return on equity*	8.54%	7.86%	7.58%	7.72%
Yield on interest-earning assets*	7.03%	7.02%	7.00%	7.14%
Cost of interest-bearing liabilities*	5.00%	4.96%	5.02%	5.07%
Net interest spread*.	2.03%	2.06%	1.98%	2.07%
Net interest rate margin*	2.59%	2.52%	2.53%	2.55%
Net interest income to operating (G&A) expenses	193.26%	191.71%	175.20%	198.04%
Operating (G&A) expenses to average assets*	1.31%	1.32%	1.42%	1.29%
Non-interest income to average assets*.	0.07%	0.06%	0.08%	0.09%
Interest-earning assets to interest-bearing liabilities	112.49%	111.36%	112.31%	111.73%
Efficiency ratio.	50.37%	50.99%	55.35%	48.79%
Equity to assets (at end of period)	9.31%	10.11%	9.31%	10.11%
Tangible equity to assets (at end of period)	9.31%	10.11%	9.31%	10.11%
Average assets (dollars in thousands)	$412,099	$389,707	$416,842	$381,497
Average capital (dollars in thousands).	$37,171	$40,153	$37,146	$40,259

ASSET QUALITY RATIOS
Non-performing assets to total assets	0.05%	0.10%	0.05%	0.10%
Non-performing loans to net loans	0.05%	0.12%	0.05%	0.12%
Allowance for loan losses to net loans.	0.39%	0.41%	0.39%	0.41%
Allowance for loan losses to non-performing loans	719.54%	344%	719.54%	344%
Net charge offs to loans*	----	----	---	---
Loans to deposits	98.58%	98.71%	98.58%	98.71%
Loans to assets	86.31%	85.52%	86.31%	85.52%

PER COMMON SHARE
Net income	$0.42	$0.39	$0.75	$0.76
Net income (diluted)	0.42	0.37	$0.73	$0.73
Book value	18.82	18.43	18.82	18.43
Tangible book value	18.82	18.43	18.82	18.43

STOCK PRICE
High	$18.250	$33.500	$28.000	$33.500
Low	15.250	27.500	15.250	26.500
Close	15.375	27.750	15.375	27.750

* Annualized

HOME BANCORP
Fort Wayne, Indiana

Quantitative and Qualitative Disclosures About Market Risk

Item 3

Market Risk

The Company is exposed to the impact of interest rate changes and changes in the market value of its investments. The Company currently focuses lending efforts toward originating competitively priced adjustable-rate loan products with maturities out to thirty years and fixed-rate loan products with maturities not to exceed twenty years. This allows the Company to maintain a portfolio of loans which will be sensitive to changes in interest rates while providing a reasonable spread to the cost of liabilities used to fund the loans.

The Company's primary objective for its investment portfolio is to provide the liquidity necessary to meet loan funding needs. This portfolio is used in the ongoing management of changes to the Company's asset/liability mix, while contributing to profitability through earnings flow. The investment policy generally calls for funds to be invested in overnight fed funds, government and agency securities with relatively short maturities based upon the Company's need for liquidity, desire to achieve a proper balance between risk while maximizing yield, and to fulfill the Company's asset/liability management goals.

The Company emphasizes and promotes its savings, money market, demand and NOW accounts, and certificates of deposit with maturities of 91 days through twelve years, principally from its primary market area. The savings, money market and NOW accounts tend to be less susceptible to rapid changes in interest rates. The acceptance of longer-term certificates of deposit generally offers the Company a lower cost source of funding for longer term lending than borrowings, and attempts to provide an asset/liability match on these products.

In managing its asset/liability mix, the Company, at times, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, as well as consideration to the Company's total risk profile, may place greater emphasis on maximizing its net interest margin than strictly matching the interest rate sensitivity of its assets and liabilities. Management believes that the increased net income which may result from an acceptable mismatch in actual maturity or repricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. The Company has established levels of acceptable risks, which may from time to time be exceeded in recognition of those instances previously discussed. There can be no assurance, however, that in the event of an adverse change in interest rates, the Company's efforts to limit interest rate risk will be successful.

Net Portfolio Value. The Company uses a Net Portfolio Value (NPV) approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet items. Management of the Company's assets and liabilities is performed within the context of the marketplace, but subject to levels deemed acceptable by the Board.

The information presented below is based on the OTS's Interest Rate Risk Exposure Report for March 31, 2000. Shown is an analysis of the Company's interest rate risk as prepared by OTS for changes in NPV for an instantaneous and sustained parallel shift in the yield curve, in 100 basis point increments, up and down 300 basis points. As illustrated in the table, the Company's NPV is more sensitive to rising rate changes than declining rates. This occurs primarily because, as rates rise, the market value of fixed-rate loans declines due both to the rate increase and the related slowing of prepayments. When rates decline, the Company does not experience a significant rise in market value for these loans because borrowers prepay at relatively higher rates. To manage this risk, the Company will sell the majority of the new fixed rate residential loans it originates while retaining new adjustable rate loans. Efforts to increase the level of core deposits while reducing the Company's dependence on short term CDs are also underway. These efforts will be used in conjunction with the investment portfolio to manage the Company's interest rate risk.

(Continued)

HOME BANCORP
Fort Wayne, Indiana

Item 3 Continued
Rate Shock (Basis Points)	Board Limit (min NPV ratios)	NPV Ratio (calculated NPV ratios)

+300 bp	3.50%	2.52%
+200 bp	4.00%	4.54%
+100 bp	4.50%	6.50%
0 bp	6.00%	8.31%
-100 bp	6.00%	9.74%
-200 bp	6.00%	10.42%
-300 bp	6.00%	10.48%

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in interest rates. Also, interest rates on certain assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. Additionally, certain assets such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate from those assumed in calculating the table. Finally, the ability of some borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of those factors in monitoring its exposure to interest rate risk.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

          Under Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA"), directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines, and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if those directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders.

          Old Kent is obligated under its Restated Articles of Incorporation to indemnify its directors and executive officers to the full extent permitted under the MBCA. Old Kent may similarly indemnify persons who are not directors or executive officers to the extent authorized by Old Kent's board of directors.

          The MBCA provides for indemnification of directors and officers if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Old Kent or its shareholders (and, if a criminal proceeding, if they had no reasonable cause to believe their conduct was unlawful) against: (1) expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding (other than an action by or in the right of Old Kent) arising out of a position with Old Kent (or with some other entity at Old Kent's request); and (2) expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding by or in the right of Old Kent, unless the director or officer is found liable to Old Kent, provided that an appropriate court could determine that he or she is nevertheless fairly and reasonably entitled to indemnity for reasonable expenses incurred. The MBCA requires indemnification for expenses to the extent that a director or officer is successful in defending against any such action, suit, or proceeding.

          The MBCA generally requires that the indemnification provided for in (1) and (2) above be made only on a determination that the director or officer met the applicable standard of conduct by a majority vote of a quorum of the board of directors who were not parties or threatened to be made parties to the action, suit or proceeding, by a majority vote of a committee of not less than two disinterested directors, by independent legal counsel, by all independent directors not parties or threatened to be made parties to the action, suit or proceeding, or by the shareholders. If the articles of incorporation include a provision eliminating or limiting the liability of a director, however, a corporation may indemnify a director for certain expenses and liabilities without a determination that the director met the applicable standards of conduct, unless the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated Section 551 of the MBCA, or intentionally committed a criminal act. In connection with an action by or in the right of the corporation, such indemnification may be for expenses (including attorneys' fees) actually and reasonably incurred. In connection with an action, suit, or proceeding other than an action, suit, or proceeding by or in the right of the corporation, such indemnification may be for expenses (including attorneys' fees) actually and reasonably incurred, and for judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred.

          In certain circumstances, the MBCA further permits advances to cover such expenses before a final determination that indemnification is permissible or required, upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the applicable standard of conduct and an undertaking, which need not be secured and which may be accepted without reference to the financial ability of the person to make repayment, by or on behalf of the director or officer to repay such amounts if it will ultimately be determined that he or she has not met the applicable standard of conduct. If a provision in the articles of incorporation or Bylaws, a resolution of the board or shareholders, or an agreement makes indemnification mandatory, then the advancement of expenses is also mandatory, unless the provision, resolution or agreement specifically provides otherwise.

          Indemnification under the MBCA is not exclusive of other rights to indemnification to which a person may be entitled under Old Kent's Restated Articles of Incorporation, Bylaws, or a contractual agreement. However, the total amount of expenses advanced or indemnified from all sources may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director or executive officer.

          The MBCA permits Old Kent to purchase insurance on behalf of its directors and officers against liabilities arising out of their positions with Old Kent, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Old Kent maintains such insurance on behalf of its directors and officers.

          Old Kent has entered into indemnity agreements with each of its directors. The agreements provide that Old Kent will indemnify the director, subject to certain limitations, for expenses and costs, including the satisfaction of a judgment, fine or penalty incurred in, or in any amount paid in settlement of, any proceeding, including a proceeding brought by or in the name of Old Kent (such as a shareholder derivative suit), brought by reason of the fact that the indemnitee was serving as a director, officer, employee, agent or fiduciary of Old Kent or by reason of any action taken by the indemnitee while serving as a director, officer, employee, agent, or fiduciary of Old Kent, or by reason of the fact that the indemnitee was serving at the request of Old Kent in a similar capacity with another entity, if such expenses and costs may be indemnified under the MBCA. In accordance with Old Kent's Restated Articles and Bylaws, the agreements are designed to provide the maximum protection allowed under federal and Michigan law. Indemnification is dependent upon the director meeting the applicable standards of conduct set forth in the indemnity agreements.

Item 21. Exhibits and Financial Statement Schedules.
A.	Exhibits. The following exhibits are filed as part of this Registration Statement:

Number	Exhibit

2	Agreement and Plan of Merger. Included as Appendix A to the prospectus and proxy statement.

3.1	Restated Articles of Incorporation. Previously filed as Exhibit 3.1 to Old Kent's Form S-4 Registration Statement (No. 333-56209) filed June 5, 1998. Here incorporated by reference.

3.2	Bylaws. Previously filed as Exhibit 3.2 to Old Kent's Form 8-K Current Report dated March 2, 2000. Here incorporated by reference.

4.1	Rights Agreement. Previously filed as an exhibit to Old Kent's Form 8-A/A Registration Statement filed December 30, 1998. Here incorporated by reference.

4.2	Certificate of Designation, Preferences, and Rights of Series C Preferred Stock. Previously filed as Exhibit 4.3 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.

4.3

Certificate of Designation, Preferences, and Rights of Series D and Series E Preferred Stock. Previously filed as Exhibit 4.9 to Old Kent's Form S-4 Registration Statement filed December 23, 1999. Here incorporated by reference.

4.4

Form of Old Kent Capital Trust I Floating Rate Subordinated Capital Income Securities (Liquidation Amount of $1,000 per Capital Security). Previously filed as Exhibit 4.7 to Old Kent's Form S-4 Registration Statement filed July 10, 1997. Here incorporated by reference.

4.5

Form of Old Kent Financial Corporation Floating Rate Junior Subordinated Debenture due 2027. Previously filed as Exhibit 4.5 to Old Kent's Form S-4 Registration Statement filed July 10, 1997. Here incorporated by reference.

4.6

Amended and Restated Declaration of Trust, dated as of January 31, 1997, among Old Kent; Albert T. Potas, Thomas E. Powell, and Mary E. Tuuk, as "Regular Trustees" (as defined therein); Bankers Trust Company; and Bankers Trust (Delaware). Previously filed as Exhibit 4.6 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.

4.7

Guarantee Agreement, dated as of August 21, 1997, between Old Kent and Bankers Trust Company. Previously filed as Exhibit 4.7 to Old Kent's Form 8-K filed March 4, 1998. Here incorporated by reference .

4.8	Indenture, dated as of January 31, 1997, between Old Kent and Bankers Trust Company. Previously filed as Exhibit 4.8 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.

4.9

Long-Term Debt. Old Kent has outstanding long-term debt that, at the time of this Registration Statement, does not exceed 10% of Old Kent's total consolidated assets. Old Kent agrees to furnish copies of the agreements defining the rights of holders of such long-term indebtedness to the Securities and Exchange Commission upon request.

5.1	Opinion of Warner Norcross & Judd LLP.

8.1	Opinion of Warner Norcross & Judd LLP as to Tax Matters.

12	Statement re Computation of Ratios. Previously filed as Exhibit 12 to Old Kent's Form 10-Q Quarterly Report, as amended, for the quarter ended March 31, 2000. Here incorporated by reference.

13	Annual Report to Shareholders. Previously incorporated as Exhibit 13 to Old Kent's Form 10-K Annual Report for the year ended December 31, 1999.

23.1	Consent of Old Kent's Independent Public Accountants.

23.2	Consent of Home's Independent Public Accountants.

23.3	Consent of Home's Financial Advisor.

23.4	Consent of Old Kent's Counsel. Included in Exhibit 5.1.

23.5	Consent of Old Kent's Counsel. Included in Exhibit 8.1.

24	Powers of Attorney.

99.1	Stock Option Agreement. Included as Appendix B to the prospectus and proxy statement.

99.2	Notice of Special Meeting of Home Shareholders.

99.3	Form of Proxy for Home Bancorp.

99.4	Home Bancorp Annual Report to Shareholders for the Fiscal Year Ended September 30, 1999. Included as Appendix D to the prospectus and proxy statement.

99.5	Home Bancorp Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000. Included as Appendix E to the prospectus and proxy statement.

          B.          Financial Statements and Schedules.

          All schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission have been omitted because they either are not required under the related instructions or the required information has been included in the financial statements of Old Kent or notes thereto.

          C.          Opinion of Financial Advisor.

          The opinion of Austin Financial is included as Appendix C to the prospectus and proxy statement.

ITEM 22. UNDERTAKINGS.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant shall, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

* * * * *

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan, on July 31, 2000.
OLD KENT FINANCIAL CORPORATION By: /s/ Mary E. Tuuk Mary E. Tuuk Its Senior Vice President and Secretary

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
July 31, 2000	*/s/ William P. Crawford William P. Crawford Director

July 31, 2000	*/s/ Richard M. DeVos, Jr. Richard M. DeVos, Jr. Director

July 31, 2000	*/s/ Mark F. Furlong Mark F. Furlong Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

July 31, 2000	*/s/ James P. Hackett James P. Hackett Director

July 31, 2000	*/s/ Erina Hanka Erina Hanka Director

July 31, 2000	*/s/ Michael J. Jandernoa Michael J. Jandernoa Director

July 31, 2000	*/s/ Kevin T. Kabat Kevin T. Kabat Vice Chairman of the Board and Director

July 31, 2000	*/s/ Fred P. Keller Fred P. Keller Director

July 31, 2000	*/s/ John P. Keller John P. Keller Director

July 31, 2000	*/s/ Hendrik G. Meijer Hendrik G. Meijer Director

July 31, 2000	*/s/ Percy A. Pierre Percy A. Pierre Director

July 31, 2000	*/s/ Marilyn J. Schlack Marilyn J. Schlack Director

July 31, 2000	*/s/ Peter F. Secchia Peter F. Secchia Director

July 31, 2000	*/s/ David J. Wagner David J. Wagner Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)

July ___, 2000	Margaret Sellers Walker Director

July 31, 2000	*/s/ Robert H. Warrington Robert H. Warrington Vice Chairman of the Board and Director

July 31, 2000	*By /s/ Mary E. Tuuk Mary E. Tuuk Attorney-in-fact

EXHIBIT INDEX
Number	Exhibit

2	Agreement and Plan of Merger. Included as Appendix A to the prospectus and proxy statement.

3.1	Restated Articles of Incorporation. Previously filed as Exhibit 3.1 to Old Kent's Form S-4 Registration Statement (No. 333-56209) filed June 5, 1998. Here incorporated by reference.

3.2	Bylaws. Previously filed as Exhibit 3.2 to Old Kent's Form 8-K Current Report dated March 2, 2000. Here incorporated by reference.

4.1	Rights Agreement. Previously filed as an exhibit to Old Kent's Form 8-A/A Registration Statement filed December 30, 1998. Here incorporated by reference.

4.2	Certificate of Designation, Preferences, and Rights of Series C Preferred Stock. Previously filed as Exhibit 4.3 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.

4.3

Certificate of Designation, Preferences, and Rights of Series D and Series E Preferred Stock. Previously filed as Exhibit 4.9 to Old Kent's Form S-4 Registration Statement filed December 23, 1999. Here incorporated by reference.

4.4

Form of Old Kent Capital Trust I Floating Rate Subordinated Capital Income Securities (Liquidation Amount of $1,000 per Capital Security). Previously filed as Exhibit 4.7 to Old Kent's Form S-4 Registration Statement filed July 10, 1997. Here incorporated by reference.

4.5

Form of Old Kent Financial Corporation Floating Rate Junior Subordinated Debenture due 2027. Previously filed as Exhibit 4.5 to Old Kent's Form S-4 Registration Statement filed July 10, 1997. Here incorporated by reference.

4.6

Amended and Restated Declaration of Trust, dated as of January 31, 1997, among Old Kent; Albert T. Potas, Thomas E. Powell, and Mary E. Tuuk, as "Regular Trustees" (as defined therein); Bankers Trust Company; and Bankers Trust (Delaware). Previously filed as Exhibit 4.6 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.

4.7

Guarantee Agreement, dated as of August 21, 1997, between Old Kent and Bankers Trust Company. Previously filed as Exhibit 4.7 to Old Kent's Form 8-K filed March 4, 1998. Here incorporated by reference .

4.8	Indenture, dated as of January 31, 1997, between Old Kent and Bankers Trust Company. Previously filed as Exhibit 4.8 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.

4.9

Long-Term Debt. Old Kent has outstanding long-term debt that, at the time of this Registration Statement, does not exceed 10% of Old Kent's total consolidated assets. Old Kent agrees to furnish copies of the agreements defining the rights of holders of such long-term indebtedness to the Securities and Exchange Commission upon request.

5.1	Opinion of Warner Norcross & Judd LLP.

8.1	Opinion of Warner Norcross & Judd LLP as to Tax Matters.

12	Statement re Computation of Ratios. Previously filed as Exhibit 12 to Old Kent's Form 10-Q Quarterly Report, as amended, for the quarter ended March 31, 2000. Here incorporated by reference.

13	Annual Report to Shareholders. Previously incorporated as Exhibit 13 to Old Kent's Form 10-K Annual Report for the year ended December 31, 1999.

23.1	Consent of Old Kent's Independent Public Accountants.

23.2	Consent of Home's Independent Public Accountants.

23.3	Consent of Home's Financial Advisor.

23.4	Consent of Old Kent's Counsel. Included in Exhibit 5.1.

23.5	Consent of Old Kent's Counsel. Included in Exhibit 8.1.

24	Powers of Attorney.

99.1	Stock Option Agreement. Included as Appendix B to the prospectus and proxy statement.

99.2	Notice of Special Meeting of Home Shareholders.

99.3	Form of Proxy for Home Bancorp.

99.4	Home Bancorp Annual Report to Shareholders for the Fiscal Year Ended September 30, 1999. Included as Appendix D to the prospectus and proxy statement.

99.5	Home Bancorp Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000. Included as Appendix E to the prospectus and proxy statement.